As filed with the Securities and Exchange Commission on June 15, 2020.

Registration No. 333–238783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Forma Therapeutics Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	37-1657129
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

500 Arsenal Street, Suite 100

Watertown, Massachusetts 02472

(617) 679-1970

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank D. Lee

President and Chief Executive Officer

Forma Therapeutics Holdings, Inc.

500 Arsenal Street, Suite 100

Watertown, Massachusetts 02472

(617) 679-1970

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William D. Collins, Esq. Sarah Ashfaq, Esq. Gabriela Morales-Rivera, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Jeannette Potts, Ph.D., J.D. SVP, General Counsel Forma Therapeutics Holdings, Inc. 500 Arsenal Street, Suite 100 Watertown, Massachusetts 02472 (617) 679-1970	Lisa Firenze, Esq. Michael A. Lopes, Esq. Elizabeth A. Brasher, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, New York 10007 (212) 230-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED (1)	PROPOSED MAXIMUM OFFERING PRICE PER SHARE (2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (3)	AMOUNT OF REGISTRATION FEE (4)
Common stock, par value $0.001 per share	13,529,411	$18.00	$243,529,398.00	$31,610.12

(1)	Includes 1,764,705 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Includes the aggregate offering price of 1,764,705 shares that the underwriters have the option to purchase to cover over-allotments.
(4)	Calculated pursuant to Rule 457(a) under the Securities Act of 1933 as amended. $19,470 of this registration fee was previously paid by the Registrant in connection with the filing of its Registration Statement on Form S-1 on May 29, 2020.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 15, 2020

PRELIMINARY PROSPECTUS

11,764,706 Shares

Common Stock

We are offering 11,764,706 shares of common stock. This is our initial public offering of our common stock. Prior to this offering, there has been no public market for our shares. We expect that the initial public offering price will be between $16.00 and $18.00 per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “FMTX”.

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and for future filings.

We have two classes of common stock: the voting common stock offered hereby and non-voting common stock. For a description of the rights of the voting common stock and non-voting common stock, please see “Description of Capital Stock” beginning on page 183 of this prospectus. We are offering voting common stock in this offering, and unless otherwise noted, all references in this prospectus to our “common stock,” “common shares” or “shares” refer to our voting common stock.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of the material risks of investing in our common stock under the heading “Risk Factors” starting on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 180 of this prospectus for additional information regarding underwriting compensation.

Delivery of the shares of common stock is expected to be made on or about                     , 2020.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional 1,764,705 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

Joint Book-Running Managers

Jefferies	SVB Leerink	Credit Suisse

The date of this prospectus is                     , 2020.

Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus, any amendment or supplement to this prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any free writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date. No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Until and including                    , 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

On October 2, 2019, Forma Therapeutics Holdings, LLC, a Delaware limited liability company, converted into Forma Therapeutics Holdings, Inc., a Delaware corporation and the issuer of the shares of common stock offered by this prospectus, which we refer to as the Reorganization. As used in this prospectus, unless the context otherwise requires, references to the “Company,” “Forma,” “the Company,” “we,” “us” and “our” refer to (i) prior to the date of the Reorganization, Forma Therapeutics Holdings, LLC and its wholly owned, consolidated subsidiaries, or either or both of them as the context may require, and (ii) following the date of the Reorganization, Forma Therapeutics Holdings, Inc., and its wholly owned, consolidated subsidiaries, or either or both of them as the context may require.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics to transform the lives of patients with rare hematologic diseases and cancers. Our drug discovery expertise has generated a pipeline of small molecule product candidates focused on indications with significant unmet patient need. Our pipeline consists of six product candidates, two of which we are pursuing as core product candidates for development, FT-4202 for the treatment of sickle cell disease, or SCD, and other hemoglobinopathies, and FT-7051 for the treatment of metastatic castration-resistant prostate cancer, or mCRPC.

Our lead core product candidate, FT-4202, is a novel, oral, once-daily, potentially disease-modifying therapy initially being studied for the treatment of SCD. SCD, one of the most common single-gene disorders in the world, is a chronic hemolytic anemia that affects hemoglobin, the iron-containing protein in red blood cells, or RBCs, that delivers oxygen to cells throughout the body. SCD is often characterized by low hemoglobin levels, painful vaso-occlusive crises, or VOCs, progressive multi-organ damage and early death. FT-4202 is a potent activator of pyruvate kinase-R, or PKR, designed to improve RBC metabolism, function and survival, and potentially resulting in both increased hemoglobin levels and reduced VOCs. We are evaluating FT-4202 in a multi-center, placebo-controlled Phase I trial in SCD patients ages 12 years and older. We completed the healthy volunteer portion of the trial in May 2019 and presented data at the 2019 American Society of Hematology meeting demonstrating the tolerability and proof of mechanism of FT-4202 in healthy volunteers. We reported data from a single dose cohort in seven SCD patients in June 2020. In the single dose cohort in SCD patients, we observed a favorable tolerability profile and favorable biologic effects with evidence of pharmacodynamic activity translating into increased oxygen affinity, a shift in the Point of Sickling to lower oxygen tensions, improved membrane deformability of sickle RBCs and an increased hemoglobin and RBC level at 24 hours post dose. Furthermore, we expect to report data from multiple ascending dose, or MAD, cohorts and a three-month open label extension in SCD patients in the second quarter of 2021. We expect additional data from this ongoing trial throughout the course of the year. Based on the results of this trial, we intend to initiate a global pivotal Phase II/III trial in SCD patients in the first half of 2021. The U.S. Food and Drug Administration, or FDA, has granted Fast Track, Rare Pediatric Disease and Orphan Drug designations to FT-4202 in SCD patients.

Our other core product candidate, FT-7051, is a potent and selective inhibitor of CREB-binding protein/E1A binding protein p300, or CBP/p300, in preclinical development for the treatment of mCRPC. Prostate cancer is reported as the second and third leading cause of cancer death for men in the United States, or U.S., and in

Europe, respectively, and mCRPC is the most advanced form of the disease. Prostate cancer cell growth is driven by activity of the androgen receptor, or AR, and primary treatments of mCRPC currently include therapies, such as Zytiga (abiraterone acetate) and Xtandi (enzalutamide), that reduce androgen synthesis or inhibit androgen binding and activation of the AR. Studies have shown that approximately 20% to 40% of mCRPC patients demonstrate primary resistance to such therapies and virtually all patients who demonstrate initial clinical responses eventually acquire resistance. There are currently no approved therapies specifically aimed at mCRPC having AR resistance variants, including AR-v7 splice variant. Multiple third-party studies have demonstrated that the CBP/p300 protein complex is an upstream co-activator of the AR and upregulation of this AR co-activator is one of the mechanisms that can lead to mCRPC. Therefore, we believe that inhibiting CBP/p300 may play an important role in the suppression of mCRPC that is driven by AR-resistant molecular alterations. The FDA cleared our investigational new drug application, or IND, for FT-7051 in April 2020, and we expect to initiate a Phase I trial in mCRPC patients in the fourth quarter of 2020. Data from this Phase I trial are expected in the first half of 2022.

In addition to our core product candidates, we are simultaneously pursuing partnerships for our non-core isocitrate dehydrogenase 1 gene, or IDH1, and fatty acid synthase, or FASN, programs. FT-2102, a selective inhibitor for cancers with IDH1 mutations, is being evaluated in a registrational Phase II trial for relapsed / refractory acute myeloid leukemia and an exploratory Phase I trial for glioma. FASN is an enzyme responsible for fatty acid production in the liver and other organs. Excessive liver fat is associated with non-alcoholic steatohepatitis, or NASH. We have developed FT-8225, a liver-targeted FASN inhibitor for possible treatment of NASH, for which preclinical studies have been completed that we believe will support an IND filing. Additionally, we have licensed exclusively two programs each to Boehringer Ingelheim International GmbH, or Boehringer Ingelheim, and Celgene Corporation, now Bristol-Myers Squibb Company, or Celgene, based on molecules that we discovered.

Our Pipeline

Leveraging our research and development capabilities, we have created a pipeline of small molecule drug candidates, certain of which we believe have differentiated mechanisms of action for indications with high unmet medical need. The following chart summarizes key information on our programs:

Our lead core product candidate, FT-4202, is a novel, oral, once-daily, potentially disease-modifying therapy initially being studied for the treatment of SCD. FT-4202 is a potent activator of PKR designed to improve

RBC metabolism, function and survival. We believe that FT-4202 has the potential to be a foundational, SCD modifying therapy, improving both hemoglobin levels and the rate of VOCs.

We are evaluating FT-4202 in a multi-center, placebo-controlled Phase I trial in healthy volunteers and SCD patients ages 12 years and older. The healthy volunteer portion of the trial was completed in mid-2019. The SCD patient portion of the trial is ongoing and currently enrolling patients for the first MAD cohort. The FDA has granted Fast Track, Rare Pediatric Disease and Orphan Drug designations to FT-4202 in SCD patients.

FT-7051 is a potent and selective inhibitor of CBP/p300 in preclinical development for the treatment of mCRPC. Inhibition of CBP/p300 can suppress AR and AR-v7 driven transcription of genes that drive the growth of prostate cancer cells. Thus, we believe that CBP/p300 inhibitors have the potential to address prostate cancer cell resistance related to molecular alterations in AR, including AR-v7. FT-7051 and FT-6876 (a research compound) are inhibitors of the bromodomain of CBP/p300 that we have developed with the goal of generating novel treatments for mCRPC. Our preclinical experiments with both FT-7051 and FT-6876 have demonstrated antitumor activity against enzalutamide-sensitive and enzalutamide-resistant patient-derived prostate cancer cell xenografts. In vitro, both FT-7051 and FT-6876 are antiproliferative in AR positive prostate cancer cell lines, including AR-v7 positive models, and are inactive in AR negative cell lines. FT-7051 was ultimately selected for clinical development because it exhibited more favorable metabolic properties in our preclinical studies and is predicted to have a lower efficacious human dose (100-200 mg). The data generated for FT-6876 was accepted for publication at the American Association for Cancer Research 2020 meeting and will be available at a virtual presentation in June 2020.

Our Research Pipeline

We built our research pipeline by selecting from among our broad set of historical programs those that we believed to be the most promising drug targets and chemical assets within our strategic focus of rare hematology and oncology. As a result, we have prioritized five programs in various stages of discovery and preclinical translation in these areas. We are actively evaluating external opportunities for innovation consistent with our strategy.

Market Overview

Sickle Cell Disease

SCD is the most common type of hemoglobinopathy, a diverse range of rare inherited genetic disorders that affect hemoglobin, the iron-containing protein in RBCs responsible for transporting oxygen in the blood. Normal hemoglobin is a tetramer of two beta-globin and two alpha-globin protein subunits. Mutations in either the beta- or alpha-globin genes may cause abnormalities in the production or structure of these subunits that can lead to toxicity to or reduced oxygen carrying capacity of RBCs. Collectively, disorders that arise from these mutations are referred to as hemoglobinopathies. SCD arises from abnormalities in the beta subunit, specifically when a genetic mutation creates the variant form of the beta subunit, called ßs.

SCD affects approximately 100,000 individuals in the United States and approximately 30,000 individuals in France, Germany, Italy, Spain and the United Kingdom collectively. Reporting limitations complicate stating an exact number but the National Institutes of Health, or NIH, reports that prevalence is estimated at over 20 million individuals worldwide. Despite available treatment options, most patients with SCD still suffer from lifelong disability, significant morbidity, reduced quality of life and average reduction of life expectancy by 25 to 30 years. Due to its chronic nature, the economic burden of SCD is high, both in terms of direct costs for lifelong management, hospitalizations and associated morbidities, and indirect costs of lost lifetime earnings and reduced productivity of both patients and caregivers. Longitudinal estimates suggest that on a per patient basis, cumulative lifetime healthcare costs for this population in the United States could exceed approximately $9 million, assuming the patient lives until approximately age 50, excluding costs associated with productivity loss and reduced quality of life.

Metastatic Castration-Resistant Prostate Cancer

Prostate cancer is reported as the second and third leading cause of cancer death for men in the United States and in Europe, respectively, and mCRPC is the most advanced form of the disease. Approximately one in 41 men will die of prostate cancer, and approximately one in nine men will be diagnosed with prostate cancer in their lifetime. The average age at diagnosis of prostate cancer is 66. The incidence of prostate cancer has been estimated to reach approximately 192,000 and 365,000 patients in the United States and Europe, respectively, and approximately 30,000 prostate cancer deaths were estimated in the United States in 2018. Such deaths are typically the result of the most advanced form of prostate cancer, mCRPC.

Our Team

Our leadership team brings collective experience in product development and commercial execution from global organizations across a diverse range of therapeutic areas. Frank D. Lee, our President and Chief Executive Officer, previously guided global development and commercial strategy for a broad portfolio of molecules for the immunology, ophthalmology and infectious diseases divisions at Genentech, Inc., or Genentech. Patrick Kelly, M.D., our Chief Medical Officer, has more than 20 years of experience caring for patients and leading translational clinical activities across a growing, early-stage portfolio of small molecule therapies. David N. Cook, Ph.D., our Chief Scientific Officer, has over 27 years of experience leading drug discovery and early research efforts. We are supported by our board of directors and a group of institutional investors, including RA Capital Management, L.P., Cormorant Asset Management LLC, Janus Henderson Group, L.P., Samsara Biocapital, L.P. and Wellington Management Company LLP, and our founding investors Lilly Ventures Fund I LLC and Novartis Venture Fund.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on the development and commercialization of novel therapeutics to transform the lives of patients with rare hematologic diseases and cancers. To achieve this strategy, we are focused on the following key objectives:

∎	Advance FT-4202 through clinical development for the treatment of SCD

∎	Advance FT-7051 through clinical development for the treatment of mCRPC

∎	Expand clinical development of FT-4202 into beta thalassemia

∎	Maximize the commercial opportunity of our pipeline

∎	Continue to build our pipeline with a focus on rare hematologic diseases and cancers

∎	Strategically evaluate and execute on business development opportunities

Recent Developments

In December 2019, a novel strain of coronavirus, which causes COVID-19, surfaced in Wuhan, China and has reached multiple other regions and countries, including Watertown, Massachusetts where our primary office and laboratory space are located. The global coronavirus pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which the coronavirus impacts our operations or those of our third-party partners, including our preclinical studies, clinical trials or manufacturing operations, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. We have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring employees to work remotely, suspending all non-essential travel worldwide for our employees and employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. In accordance with applicable state requirements, laboratory employees returned to our laboratories on May 19, 2020 on a voluntary basis and the Company is keeping the safety of these workers as a top priority. We cannot presently predict the scope and severity of the planned and potential shutdowns or disruptions of businesses and government agencies, such as the Securities and Exchange Commission, or SEC, or FDA.

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” in this prospectus. These risks include, among others:

∎	We are a clinical-stage biopharmaceutical company with a limited operating history and have not generated any revenue to date from drug sales, and may never become profitable.

∎	We have incurred significant operating losses in recent periods and anticipate that we will incur continued losses for the foreseeable future.

∎

Even if we consummate this offering, we will need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our product candidate development programs or commercialization efforts. Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included elsewhere in this prospectus.

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We depend heavily on the success of our core lead product candidates, FT-4202 and FT-7051. We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, any of our current or future product candidates.

∎	If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

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Business interruptions resulting from the coronavirus disease (COVID-19) outbreak or similar public health crises could cause a disruption of the development of our product candidates and adversely impact our business.

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If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals both for our current or future product candidates, we will not be able to commercialize, or will be delayed in commercializing, our current or future product candidates, and our ability to generate revenue will be materially impaired.

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Our current or future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

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Even if we receive regulatory approval for any of our current or future product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

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We rely, and expect to continue to rely, on third parties to conduct our ongoing and planned clinical trials for our current and future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our current and potential future product candidates and our business could be substantially harmed.

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Manufacturing our current or future product candidates is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our current or future product candidates for preclinical studies and clinical trials or for commercial purposes could be delayed or stopped.

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If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be impaired.

Corporate Information

On October 2, 2019, Forma Therapeutics Holdings, LLC, a Delaware limited liability company formed in December 2011 and the successor in interest to Forma Pharmaceuticals, Inc., a Delaware corporation formed in June 2007 and subsequently renamed Forma Therapeutics, Inc., was reorganized into Forma Therapeutics Holdings, Inc. Our principal executive offices are located at 500 Arsenal Street, Suite 100, Watertown, Massachusetts 02472, and our telephone number is (617) 679-1970. Our website address is https://www.formatherapeutics.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Reorganization

On October 2, 2019, we completed a statutory conversion through which Forma Therapeutics Holdings, LLC, a Delaware limited liability company, converted into Forma Therapeutics Holdings, Inc., a Delaware corporation. Throughout this prospectus, we refer to these transactions and the related transactions enumerated below collectively as the “Reorganization.” As part of the Reorganization, each share of Series A convertible preferred shares, Series B redeemable convertible preferred shares, Series C1 redeemable convertible preferred shares and Common 1 shares of Forma Therapeutics Holdings, LLC issued and outstanding immediately prior to the Reorganization was exchanged for shares of Series A convertible preferred stock, Series B-1 convertible preferred stock or Series B-2 convertible preferred stock, Series C convertible preferred stock and common stock, respectively, of Forma Therapeutics Holdings, Inc. on a one-for-one basis, with the significant rights and preferences of the securities held before and after the Reorganization being substantially the same. Previously outstanding vested Enterprise.1 Incentive Shares, vested Enterprise.2 Incentive Shares, vested and unvested Enterprise.3 Incentive Shares, vested and unvested Enterprise.4 Incentive Shares, vested and unvested Enterprise.5 Incentive Shares and vested and unvested Enterprise.6 Incentive Shares of Forma Therapeutics Holdings, LLC were exchanged for an equal number of vested Enterprise 1 Junior Stock, vested Enterprise 2 Junior Stock, vested and unvested Enterprise 3 Junior Stock, vested and unvested Enterprise 4 Junior Stock, vested and unvested Enterprise 5 Junior Stock and vested and unvested Enterprise 6 Junior Stock, respectively. The unvested enterprise junior stock was issued with the same vesting terms as the unvested enterprise incentive shares held immediately prior to the Reorganization. Outstanding warrants to purchase shares of Series B redeemable convertible preferred shares and Common 1 shares of Forma Therapeutics Holdings, LLC were exchanged on a one-for-one basis for warrants to purchase shares of Series B-3 convertible preferred stock and common stock, respectively, with the same exercise price and substantially the same terms of the outstanding warrants held immediately before the Reorganization. See the section entitled “Reorganization” appearing elsewhere in this prospectus for more information.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

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being permitted to only disclose two years of audited consolidated financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

∎	reduced disclosure about our executive compensation arrangements;

∎	not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved; and

∎	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the last day of the fiscal year in which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. In addition, we have elected to avail ourselves of the extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as private companies. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions in future filings, including without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Shares of our common stock offered by us	11,764,706 shares

Shares of our voting common stock to be outstanding after this offering	34,273,721 shares (or 36,038,426 shares if the underwriters exercise their option to purchase additional shares in full).

Shares of our non-voting common stock to be outstanding after this offering	2,505,825 shares

Shares of our voting common stock and non-voting common stock to be outstanding after this offering	36,779,546 shares (or 38,544,251 shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 1,764,705 shares of our common stock at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Use of proceeds	We estimate that the net proceeds to us from the sale of 11,764,706 shares of our common stock in this offering will be approximately $182.9 million, or approximately $210.8 million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering, together with our existing cash, cash equivalents and marketable securities, for (i) the development of FT-4202 in sickle cell disease including completion of our ongoing Phase I clinical trial and, subject to the results of our Phase I clinical trial, the initiation and conduct of our planned, global pivotal Phase II/III clinical trial through Phase III dose selection and Hb futility, and initiation and conduct of a clinical trial in beta thalassemia through an initial data readout; (ii) the advancement of FT-7051 in metastatic castration-resistant prostate cancer, through the dose escalation phase and into the dose expansion phase of our planned Phase I clinical trial; and (iii) research, working capital and other general corporate purposes, including the completion of our noncore programs. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“FMTX”

Risk Factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before investing in our common stock.

The number of shares of our common stock and non-voting common stock to be outstanding after this offering is based on 25,014,840 shares of our common stock and non-voting common stock outstanding as of March 31, 2020, after giving effect to:

∎

the automatic conversion of 86,062,799 shares of our redeemable convertible and convertible preferred stock into an aggregate of 20,349,223 shares of common stock (of which 2,505,825 will be shares of non-voting common stock) upon the completion of this offering;

∎

the automatic conversion of 2,824,217 shares of our enterprise junior stock into an aggregate of 2,008,342 shares of common stock and 108,842 shares of restricted common stock, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus;

and excludes:

∎	3,890,596 shares of common stock issuable upon exercise of options outstanding under our 2019 Stock Incentive Plan at a weighted-average exercise price of $5.24 per share as of March 31, 2020;

∎

299,999 shares of Series B-3 convertible preferred stock issuable upon the exercise of warrants to purchase Series B-3 convertible preferred stock at a weighted average price of $1.20 per share as of March 31, 2020, which will automatically convert into warrants to purchase 70,133 shares of common stock at a weighted average price of $5.13 per share following the closing of this offering;

∎	1,536,285 shares of common stock reserved for issuance under our 2019 Stock Incentive Plan as of March 31, 2020;

∎

3,436,632 shares of common stock to be reserved for future issuance under our 2020 Stock Option and Incentive Plan in connection with the effectiveness of the registration statement of which this prospectus forms a part; and

∎

367,545 shares of common stock to be reserved for future issuance under our 2020 Employee Stock Purchase Plan in connection with the effectiveness of the registration statement of which this prospectus forms a part.

Except as otherwise noted, all information in this prospectus gives effect to the Reorganization described in the section entitled “Reorganization” and:

∎

gives effect to a one-for-4.2775 reverse stock split of our common stock effected on June 12, 2020 and a corresponding split of our enterprise junior stock and adjustment in the ratio at which our redeemable convertible and convertible preferred stock will convert into common stock;

∎	assumes no exercise of the underwriters’ option to purchase up to 1,764,705 additional shares of common stock in this offering;

∎	assumes no exercise of the outstanding options and warrants described above;

∎

gives effect to the automatic conversion of 86,062,799 shares of our redeemable convertible and convertible preferred stock into an aggregate of 20,349,223 shares of common stock (of which 2,505,825 will be shares of non-voting common stock), upon the completion of this offering;

∎

gives effect to the automatic conversion of 2,824,217 shares of enterprise junior stock into an aggregate of 2,008,342 shares of common stock and 108,842 shares of restricted common stock, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus; and

∎	assumes the filing of our second amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur upon the closing of this offering.

SUMMARY FINANCIAL DATA

The following tables summarize our financial and operating data for the periods indicated. Our historical results are not necessarily indicative of the results that may be expected in the future for a full year or any interim period. The summary financial information below should be read in conjunction with the information contained in “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and notes thereto, and other financial information included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2019 and 2020 and the balance sheet data as of March 31, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements include all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of such financial data.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Statement of Operations Data:
Collaboration revenue	$164,090	$100,557	$72,009	$—
Operating expenses:
Research and development	132,859	111,315	28,650	23,210
General and administrative	21,539	24,402	4,918	8,933
Restructuring charges	—	5,290	4,226	83

Total operating expenses	154,398	141,007	37,794	32,226

Income (loss) from operations	9,692	(40,450)	34,215	(32,226)
Other income:
Gain on Hit Discovery divestiture	—	—	—	23,312
Interest income	3,686	2,850	1,197	641
Other income, net	482	959	301	18

Total other income, net	4,168	3,809	1,498	23,971

Income (loss) before tax	13,860	(36,641)	35,713	(8,255)

Income tax expense (benefit)	8,568	(1,848)	108	(19,485)

Net income (loss) and comprehensive income (loss)	$5,292	$(34,793)	$35,605	$11,230

Net income allocable to shares of Common 1, basic (1)	$93		$5,681

Net income (loss) allocable to shares of Common 1, diluted (1)	$(391)		$5,371

Net income (loss) allocable to shares of common stock, basic (1)		$(52,747)		$5,838

Net income (loss) allocable to shares of common stock, diluted (1)		$(53,709)		$7,754

Net income (loss) per share of Common 1: (1)
Basic	$0.04		$2.23

Diluted	$(0.15)		$2.08

Net income (loss) per share of common stock (1)
Basic		$(20.70)		$2.29

Diluted		$(21.08)		$0.36

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Weighted-average shares Common 1 outstanding (1)
Basic	2,547,924		2,547,924

Diluted	2,606,651		2,584,814

Weighted-average shares of common stock outstanding (1)
Basic		2,547,927		2,548,079

Diluted		2,547,927		21,392,760

Pro forma net income (loss) per share of common (1)

Basic		$(3.15)		$0.45

Diluted		$(3.15)		$0.42

Pro forma weighted-average shares of common (1)

Basic		11,344,090		24,895,966

Diluted		11,344,090		26,706,352

(1)	Refer to our audited consolidated statements of operations and comprehensive income (loss) and Note 2 thereto and our unaudited condensed consolidated statements of operations and comprehensive income and Note 2 thereto included elsewhere in this prospectus for further details on the calculation of net income (loss) per share of Common 1, basic and diluted, and net loss per share of common stock, basic and diluted, and the weighted-average shares used in the computation of the per share amounts.

	AS OF MARCH 31, 2020
	ACTUAL	PRO FORMA (3)	PRO FORMA AS ADJUSTED (4)(5)
		(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$142,436	$142,436	$325,347
Working capital (2)	154,748	154,748	338,684
Total assets	192,383	192,383	375,294
Redeemable convertible and convertible preferred stock outside of stockholders’ equity	140,067	—	—
Total stockholders’ equity	28,765	168,189	351,089

(2)	We define working capital as current assets, less current liabilities. Refer to our condensed consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.
(3)	Pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of redeemable convertible and convertible preferred stock and vested enterprise junior stock into an aggregate 22,357,565 shares of common stock and warrants to purchase 299,999 shares of Series B-3 convertible preferred stock into warrants to purchase 70,133 shares of common stock upon the completion of this offering.
(4)	Pro forma as adjusted balance sheet data give effect to the pro forma adjustments described in note (3) and the sale of 11,764,706 shares of our common stock offered in this offering, assuming a public offering price of $17.00 per share, which is the midpoint of the estimated price range as presented on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(5)	A $1.00 increase (decrease) in the assumed public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $10.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $15.8 million, assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus and the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before you make an investment decision. The risks described below are not the only risks that we face. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical-stage biopharmaceutical company with a limited operating history, and have not generated any revenue to date from drug sales, and may never become profitable.

Biopharmaceutical drug development is a highly speculative undertaking and involves a substantial degree of risk. We were incorporated in June 2007 as Forma Pharmaceuticals, Inc. Our operations to date have been limited primarily to organizing and staffing our company, business planning, raising capital, researching and developing our drug discovery technology, developing our pipeline, building our intellectual property portfolio, undertaking preclinical and clinical studies of our core product candidates and pursuing partnerships for our non-core product candidates. We have never generated any revenue from drug sales. We have not obtained regulatory approvals for any of our current product candidates and may not obtain regulatory approvals for our future product candidates, if any.

Typically, it takes many years to develop one new pharmaceutical drug from the time it is discovered to when it is available for treating patients. Consequently, any predictions we make about our future success or viability may not be as accurate as they could be if we had a longer operating history. In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors, such as the COVID-19 pandemic. We will need to transition from a company with a research and development focus to a company capable of supporting late stage development and commercial activities. We may not be successful in such a transition.

We have incurred significant operating losses in recent periods and anticipate that we will incur continued losses for the foreseeable future.

Since inception, we have focused substantially all of our efforts and financial resources on developing our proprietary compound libraries, novel target discovery engine and initial product candidates as well as supporting our collaborations and partnerships. To date, we have financed our operations primarily with proceeds from our license and collaboration agreements and through the issuance and sale of our preferred shares and preferred stock to outside investors. From inception through March 31, 2020, we have raised an aggregate of $144.0 million in gross proceeds from sales of our preferred shares and preferred stock and approximately $895.8 million in proceeds from our collaboration arrangements with third parties. In March 2019, we declared and, in March 2019 and April 2019 made, a one-time distribution in the aggregate amount of approximately $44.0 million among various of our then-shareholders as a partial return of investment capital. As of March 31, 2020, we had cash, cash equivalents and marketable securities of $142.4 million. Although we have been profitable in prior years, due to our significant research and development expenditures and the termination of certain collaboration arrangements, we have experienced periods of negative cash flows from operations, even in periods of operating income. For the quarter ended March 31, 2020, we experienced a loss from operations and negative cash flows from operations. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect our expenses to significantly increase in connection with our ongoing activities, as we:

∎	complete preclinical studies, initiate and complete clinical trials for product candidates;

∎	continue enrollment in and proceed with the expansion cohorts of our ongoing Phase I clinical trial for FT-4202 for the treatment of SCD;

∎	prepare for and initiate our planned, registration-enabling, global pivotal Phase II/III clinical trial of FT-4202 in SCD;

∎	prepare for and initiate our planned clinical trial of FT-4202 in patients with beta thalassemia;

∎	advance our planned clinical programs for FT-7051 for the treatment of mCRPC;

∎	contract to manufacture our product candidates;

∎	advance research and development related activities to expand our product pipeline;

∎	seek regulatory approval for our core product candidates that successfully complete clinical development;

∎

develop and scale up our capabilities to support our ongoing preclinical activities and clinical trials for our drug candidates and commercialization of any of our drug candidates for which we obtain marketing approval;

∎	maintain, expand, enforce, defend and protect our intellectual property portfolio;

∎	hire additional staff, including clinical, scientific and management personnel;

∎	take temporary precautionary measures to help minimize the risk of the coronavirus disease COVID-19 to our employees and patients who enroll in our studies;

∎	secure facilities to support continued growth in our research, development and commercialization efforts; and

∎	incur additional costs associated with operating as a public company upon the completion of this offering.

In addition, if we obtain marketing approval for our current or future product candidates, we will incur significant expenses relating to sales, marketing, product manufacturing and distribution. Because of the numerous risks and uncertainties associated with developing pharmaceutical drugs, particularly in the ongoing evolution of the COVID-19 pandemic, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Our ability to become profitable depends upon our ability to generate revenue. To date, while we have generated significant research collaboration revenue, we have not generated any commercial revenue from our current core product candidates, including our lead core product candidate, FT-4202, and our other core product candidate, FT-7051, and we do not know and do not expect to generate any revenue from the sale of drugs in the near future. We do not expect to generate revenue unless and until we complete the development of, obtain marketing approval for, and begin to sell, FT-4202, which is currently being evaluated in a Phase I trial, or FT-7051, which is still being evaluated at the preclinical stage. We are also unable to predict when, if ever, we will be able to generate revenue from such product candidates due to the numerous risks and uncertainties associated with drug development, including the uncertainty of:

∎	our ability to add and retain key research and development personnel;

∎	our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize, FT-4202 and FT-7051;

∎	our successful enrollment in and completion of clinical trials, including our ability to generate positive data from any such clinical trials;

∎	our ability to establish an appropriate safety profile with IND-enabling toxicology and other preclinical studies for FT-7051;

∎	the costs associated with the development of any additional development programs we identify in-house or acquire through collaborations or other arrangements;

∎	our ability to discover, develop and utilize biomarkers to demonstrate target engagement, pathway engagement and the impact on disease progression, as applicable, of our product candidates;

∎	our ability to establish and maintain agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing;

∎	our ability to forecast and meet supply requirements for clinical trials and commercialized products using third-party manufacturers;

∎	the terms and timing of any additional collaboration, license or other arrangement, including the terms and timing of any payments thereunder;

∎	the ability to develop and obtain clearance or approval of companion diagnostic tests, if required, on a timely basis, or at all;

∎	obtaining and maintaining third-party coverage and adequate reimbursement, if FT-4202 or FT-7051 is approved;

∎	acceptance of our core lead product candidates, if and when approved, by patients, the medical community and third-party payors;

∎	effectively competing with other therapies, if FT-4202 or FT-7051 is approved;

∎	our ability to obtain and maintain patent, trade secret and other intellectual property protection for FT-4202 and FT-7051 and regulatory exclusivity for FT-4202 and FT-7051 if and when approved;

∎	our receipt of marketing approvals for FT-4202 and FT-7051 from applicable regulatory authorities; and

∎	the continued acceptable safety profiles of our core lead products following approval.

We expect to incur significant sales and marketing costs as we prepare to commercialize our current or future product candidates. Even if we initiate and successfully complete pivotal or registration-enabling clinical trials of our current or future product candidates, and our current or future product candidates are approved for commercial sale, and despite expending these costs, our current or future product candidates may not be commercially successful. We may not achieve profitability soon after generating drug sales, if ever. If we are unable to generate revenue, we will not become profitable and may be unable to continue operations without continued funding.

Even if we consummate this offering, we will need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our product candidate development programs or commercialization efforts.

The development of pharmaceutical drugs is capital intensive. We are currently advancing FT-4202 through clinical development and FT-7051 through preclinical development. We reported data from a single dose cohort in seven SCD patients in June 2020 and expect to report data from multiple ascending dose cohorts and a three-month open label extension in SCD patients in the second quarter of 2021. The U.S. Food and Drug Administration, or FDA, cleared our IND for FT-7051 in April 2020, and we expect to initiate a Phase I clinical trial in metastatic castration-resistant prostate cancer, or mCRPC, in the fourth quarter of 2020. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, advance the preclinical and clinical activities of, and seek marketing approval for, our current or future product candidates. In addition, depending on the status of regulatory approval or, if we obtain marketing approval for any of our current or future product candidates, we expect to incur significant commercialization expenses related to sales, marketing, product manufacturing and distribution to the extent that such sales, marketing, product manufacturing and distribution are not the responsibility of our collaborators. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our current or future product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on favorable terms, we would be forced to delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

We expect that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient to fund our operations through the fourth quarter of 2022. Our future capital requirements will depend on and could increase significantly as a result of many factors, including:

∎	the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and clinical trials for our current or future product candidates;

∎	the potential additional expenses attributable to adjusting our development plans (including any supply related matters) to the COVID-19 pandemic;

∎	the scope, prioritization and number of our research and development programs;

∎	the costs, timing and outcome of regulatory review of our current or future product candidates;

∎	our ability to establish and maintain collaborations on favorable terms, if at all;

∎	the achievement of milestones or occurrence of other developments that trigger payments under any additional collaboration agreements we obtain;

∎	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

∎	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

∎	the extent to which we acquire or in-license other current or future product candidates and technologies;

∎	the costs of securing manufacturing arrangements for commercial production; and

∎	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our current or future product candidates.

Identifying potential current or future product candidates and conducting preclinical development testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve drug sales. In addition, our current or future product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional funding to achieve our business objectives.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current or future product candidates. Disruptions in the financial markets in general and more recently due to the COVID-19 pandemic have made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms favorable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or current or future product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly delay, scale back or discontinue one or more of our research or development programs or the commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

We have identified conditions and events that raise substantial doubt about our ability to continue as a going concern.

We may be forced to delay, scale back or discontinue the development and commercialization of one or more of our product candidates, delay our pursuit of potential in-licenses or acquisitions and/or limit or cease our operations if we are unable to obtain additional funding to support our current operating plan.

As of March 31, 2020, we had $142.4 million of cash, cash equivalents and marketable securities. To date, we have primarily financed our operations through proceeds from license and collaboration agreements and the sale of preferred shares and preferred stock to outside investors. We have experienced significant negative cash flows from operations during the twelve months ended December 31, 2019 and three months ended March 31, 2020. We do not expect to experience any significant positive cash flows from our existing collaboration agreements and do not expect to have any product revenue in the near term. We expect to incur substantial operating losses and negative cash flows from operations for the foreseeable future as we continue to invest significantly in research and development of our programs. As a result, there is a significant degree of uncertainty as to how long our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations. These conditions raise substantial doubt about our ability to continue as a going concern for a period of at least one year from the date our condensed consolidated financial statements are issued, and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included elsewhere in this prospectus.

We are seeking the anticipated proceeds from this offering to provide additional funding for our operations. Even if the offering is consummated, we may be required to obtain additional funding whether through future collaboration agreements, private or public offerings, debt or a combination thereof and such additional funding may not be available on terms we find acceptable or favorable. There is inherent uncertainty associated with these fundraising activities and they are not considered probable. If we are unable to obtain sufficient capital to continue to advance our programs, we would be forced to delay, reduce or eliminate our research and development programs and any future commercialization efforts. Accordingly, our plans do not alleviate substantial doubt of our ability to continue as a going concern for a period of at least one year after the date our condensed consolidated financial statements are issued.

Nevertheless, our condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. We will need to raise additional capital in this offering and/or otherwise to fund our future operations and remain as a going concern. However, we cannot guarantee that we will be able to obtain sufficient additional funding in this offering or otherwise or that such funding, if available, will be obtainable on terms favorable to us. In the event that we are unable to obtain sufficient additional funding, there can be no assurance that we will be able to continue as a going concern.

Changes in tax law could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or IRS, and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future.

For example, the Tax Cuts and Jobs Act, or the TCJA, was enacted in 2017 and significantly reformed the Internal Revenue Code of 1986, as amended, or the Code. The TCJA, among other things, contained significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), limitation of the deduction for net operating losses, or NOLs from taxable years beginning after December 31, 2017 to 80% of current year taxable income and elimination of NOL carrybacks generated in taxable years ending after December 31, 2017 (though any such NOLs may be carried forward indefinitely) immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Additionally, on March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act, the CARES Act, which, among other things, suspends the 80% limitation on the deduction for NOLs arising in taxable years beginning before January 1, 2021, permits a 5-year carryback of NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021, and generally modifies the limitation on the deduction for net interest expense to 50% of adjusted taxable income for taxable years beginning in 2019 and 2020. It cannot be predicted whether, when, in what form or with what effective dates tax laws, regulations and rulings may be enacted, promulgated or issued, which could result in an increase in our or our shareholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage points (by value) in the ownership of its equity over a three year period), the corporation’s ability to use its pre-change tax attributes to offset its post-change income may be limited. We have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. As of December 31, 2019 we had federal and state NOLs of approximately $45.3 million and $82.9 million, respectively, and we had federal and state research and development tax credit carryforwards of approximately $16.5 million and $4.6 million, respectively. Our ability to utilize these NOLs and tax credit carryforwards may be limited by an “ownership change” as described above as a result of our Series D redeemable convertible preferred stock financing transaction completed in December 2019, which could result in increased tax liability to us. If we undergo future ownership changes, many of which may be outside of our control, our ability to utilize our NOLs and tax credit carryforwards could be further limited by Sections 382 and 383 of the Code. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise become unavailable to offset future income tax liabilities. Additionally, our NOLs and tax credit carryforwards could be limited under state law. For these reasons, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

Risks Related to Drug Development and Regulatory Approval

We depend heavily on the success of our core lead product candidates, FT-4202 and FT-7051. We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, any of our current or future product candidates.

We currently have no product candidates approved for sale and may never be able to develop marketable product candidates. Our business depends heavily on the successful development, regulatory approval and commercialization of the current or future product candidates in our lead program in sickle cell disease, or SCD, of which our lead core product candidate, FT-4202, is in Phase I clinical development for SCD. FT-4202 will require substantial additional clinical development, testing and regulatory approval before we are permitted to commence its commercialization. Our other core product candidate, FT-7051, is in preclinical development for the treatment of solid tumors. The FDA cleared our IND for FT-7051 in April 2020. The preclinical studies and clinical trials of our current or future product candidates are, and the manufacturing and marketing of our current or future product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the U.S. and in other countries where we intend to test or, if approved, market any of our current or future product candidates. Before obtaining regulatory approvals for the commercial sale of any of our current or future product candidates, we must demonstrate through preclinical studies and clinical trials that each product candidate is safe and effective for use in each target indication. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond the proceeds we raise in this offering. Of the large number of drugs in development in the U.S., only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized, with similarly low rates of success for drugs in development in the European Union obtaining regulatory approval from the European Medicines Agency, or EMA. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and preclinical studies and clinical trials, we cannot assure you that any of our current or future product candidates will be successfully developed or commercialized.

We are not permitted to market our current or future product candidates in the U.S. until we receive approval of a New Drug Application, or an NDA, from the FDA, in the European Economic Area, or EEA, until we receive approval of a marketing authorization applications, or an MAA, from the EMA or in any other foreign countries until we receive the requisite approval from such countries. Obtaining approval of an NDA or MAA is a complex, lengthy, expensive and uncertain process, and the FDA or EMA may delay, limit or deny approval of any of our current or future product candidates for many reasons, including, among others:

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we may not be able to demonstrate that our current or future product candidates are safe and effective in treating their target indications to the satisfaction of the FDA or applicable foreign regulatory agency;

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the results of our preclinical studies and clinical trials may not meet the level of statistical or clinical significance required by the FDA or applicable foreign regulatory agency for marketing approval;

∎	the FDA or applicable foreign regulatory agency may disagree with the number, design, size, conduct or implementation of our preclinical studies and clinical trials;

∎	the FDA or applicable foreign regulatory agency may require that we conduct additional preclinical studies and clinical trials;

∎	the FDA or applicable foreign regulatory agency may not approve the formulation, labeling or specifications of any of our current or future product candidates;

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the contract research organizations, or CROs, that we retain to conduct our preclinical studies and clinical trials may take actions that materially adversely impact our preclinical studies and clinical trials;

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the FDA or applicable foreign regulatory agency may find the data from preclinical studies and clinical trials insufficient to demonstrate that our current or future product candidates’ clinical and other benefits outweigh their safety risks;

∎	the FDA or applicable foreign regulatory agency may disagree with our interpretation of data from our preclinical studies and clinical trials;

∎	the FDA or applicable foreign regulatory agency may not accept data generated at our preclinical studies and clinical trial sites;

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if our NDA, if and when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

∎	the FDA may require development of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval or post-approval;

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the FDA or the applicable foreign regulatory agency may determine that the manufacturing processes or facilities of third-party manufacturers with which we contract do not conform to applicable requirements, including current Good Manufacturing Practices, or cGMPs;

∎	the FDA or applicable foreign regulatory agency may be delayed in their review processes due to staffing or other constraints arising from the COVID-19 pandemic; or

∎	the FDA or applicable foreign regulatory agency may change its approval policies or adopt new regulations.

Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market our current or future product candidates. Any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our current or future product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the U.S. In particular, because we are focused on patients with rare hematologic diseases and cancers, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate. In addition, our ability to enroll patients may be significantly delayed by the evolving COVID-19 pandemic and we do not know the extent and scope of such delays at this point. Moreover, some of our competitors have ongoing clinical trials for current or future product candidates that treat the same patient populations as our current or future product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ current or future product candidates.

Patient enrollment may be affected by other factors including:

∎	the willingness of participants to enroll in our clinical trials and available support in our countries of interest;

∎	the severity of the disease under investigation;

∎	the eligibility criteria for the clinical trial in question;

∎	the availability of an appropriate screening test;

∎	the perceived risks and benefits of the product candidate under study;

∎	the efforts to facilitate timely enrollment in clinical trials;

∎	the patient referral practices of physicians;

∎	the ability to monitor patients adequately during and after treatment;

∎	the proximity and availability of clinical trial sites for prospective patients; and

∎	factors we may not be able to control, such as current or potential pandemics that may limit patients, principal investigators or staff or clinical site availability (e.g., outbreak of COVID-19).

Rare hematologic diseases may have relatively low prevalence and it may be difficult to identify patients with the driver of the disease, which may lead to delays in enrollment for our trials.

Rare hematologic diseases may have relatively low prevalence and it may be difficult to identify patients with the indications we are targeting. For example, the prevalence of SCD is approximately 100,000 individuals in the U.S. and approximately 30,000 individuals in France, Germany, Italy, Spain and the United Kingdom on a combined basis. Similarly, the prevalence of beta thalassemia is estimated to be approximately 20,000 individuals across the U.S. and Europe and approximately 300,000 patients globally. Our inability to enroll a sufficient number of patients with the target indication for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our current or future product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. We have currently received Fast Track, Rare Pediatric Disease and Orphan Drug designations for FT-4202 in SCD patients. However, if we are unable to include patients with the target indication, this could compromise our ability to seek participation in the FDA’s expedited review and approval programs, including Breakthrough Therapy Designation and Fast Track Designation, or otherwise to seek to accelerate clinical development and regulatory timelines for our other product candidates.

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals both for our current or future product candidates, we will not be able to commercialize, or will be delayed in commercializing, our current or future product candidates, and our ability to generate revenue will be materially impaired.

Our current or future product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the U.S. and by comparable authorities in other countries. Before we can commercialize any of our current or future product candidates, we must obtain marketing approval, if any. We have not received approval to market any of our current product candidates and may not obtain regulatory approvals for our future product candidates, if any, from regulatory authorities in any jurisdiction and it is possible that none of our current or future product candidates or any current or future product candidates we may seek to develop in the future will ever obtain regulatory approval. We have only limited experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication and line of treatment to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our current or future product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining regulatory approvals, both in the U.S. and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the current or future product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted NDA, premarket approval application, or PMA, application for a companion diagnostic test or equivalent application types, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Our current or future product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

∎	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

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we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication or that it is suitable to identify appropriate patient populations;

∎	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

∎	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

∎	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our current or future product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the U.S. or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

∎	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our current or future product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our drugs, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our current or future product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our current or future product candidates, the commercial prospects for our current or future product candidates may be harmed and our ability to generate revenues will be materially impaired.

Business interruptions resulting from the COVID-19 outbreak or similar public health crises could cause a disruption to the development of our product candidates and adversely impact our business.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. In December 2019, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes COVID-19 surfaced in Wuhan, China and has reached multiple other regions and countries, including Watertown, Massachusetts where our primary office and laboratory space is located. The global coronavirus pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which the coronavirus impacts our operations or those of our third-party partners, including our preclinical studies or clinical trial operations, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The continued spread of COVID-19 globally could adversely impact our preclinical or clinical trial operations in the U.S. (and outside of the U.S.), including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. For example, similar to other biopharmaceutical companies, we are experiencing delays in the dosing of patients in our clinical trials as well as in activating new trial sites. COVID-19 may also affect employees of third-party CROs located in affected geographies that we rely upon to carry out our clinical trials. In addition, as a result of medical complications associated with SCD and mCRPC, the patient populations that our lead core and other core product candidates target may be particularly susceptible to COVID-19, which may make it more difficult for us to identify patients able to enroll in our current and future clinical trials and may impact the ability of enrolled patients to complete any such trials. Any negative impact COVID-19 has to patient enrollment or treatment or the execution of our product candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses, and have a material adverse effect on our financial results.

Additionally, timely enrollment in planned clinical trials is dependent upon clinical trial sites which will be adversely affected by global health matters, such as pandemics. We plan to conduct clinical trials for our product candidates in geographies which are currently being affected by the COVID-19. Some factors from the coronavirus outbreak that will delay or otherwise adversely affect enrollment in the clinical trials of our product candidates, as well as our business generally, include:

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the potential diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our prospective clinical trials;

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limitations on travel that could interrupt key trial and business activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that will impact the ability or willingness of patients, employees or contractors to travel to our clinical trial sites or secure visas or entry permissions, a loss of face-to-face meetings and other interactions with potential partners, any of which could delay or adversely impact the conduct or progress of our prospective clinical trials;

∎	the potential negative effect on the operations of our third-party manufacturers;

∎	the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

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interruption in global shipping affecting the transport of clinical trial materials, such as patient samples, investigational drug product and conditioning drugs and other supplies used in our prospective clinical trials; and

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business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, staffing shortages, travel limitations or mass transit disruptions, any of which could adversely impact our business operations or delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

We have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring employees to work remotely, suspending all non-essential travel worldwide for our employees and employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. In accordance with applicable state requirements, laboratory employees returned to our laboratories on May 19, 2020 on a voluntary basis and the Company is keeping the safety of these workers as a top priority. We cannot presently predict the scope and severity of the planned and potential shutdowns or disruptions of businesses and government agencies, such as the Securities and Exchange Commission, or the SEC, or FDA or its foreign equivalent.

These and other factors arising from the coronavirus could worsen in countries that are already afflicted with the coronavirus or could continue to spread to additional countries. Any of these factors, and other factors related to any such disruptions that are unforeseen, could have a material adverse effect on our business and our results of operations and financial condition. Further, uncertainty around these and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to raise the necessary capital needed to develop and commercialize our product candidates.

Our current or future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our current or future product candidates could cause us to interrupt, delay or halt preclinical studies or could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. While we have initiated clinical trials for FT-4202, it is likely that there may be adverse side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our current or future product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Further, our current or future product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our current or future product candidates have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound.

Further, clinical trials by their nature utilize a sample of the potential patient population. For example, the single dose cohort in our Phase I trial of FT-4202 only included seven SCD patients. With a limited number of patients and limited duration of exposure, rare and severe side effects of our current or future product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our current or future product candidates receive marketing approval and we or others identify undesirable side effects caused by such current or future product candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

∎	regulatory authorities may withdraw or limit their approval of such current or future product candidates;

∎	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

∎	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

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we may be required to change the way such current or future product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the current or future product candidates;

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regulatory authorities may require a REMS plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

∎	we may be subject to regulatory investigations and government enforcement actions;

∎	we may decide to remove such current or future product candidates from the marketplace;

∎	we could be sued and held liable for injury caused to individuals exposed to or taking our current or future product candidates; and

∎	our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected current or future product candidates and could substantially increase the costs of commercializing our current or future product candidates, if approved, and significantly impact our ability to successfully commercialize our current or future product candidates and generate revenues.

A Breakthrough Therapy Designation by the FDA for our current or future product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our current or future product candidates will receive marketing approval.

We may seek a Breakthrough Therapy Designation for some of our current or future product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that one of our current or future product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our current or future product candidates qualify as breakthrough therapies, the FDA may later decide that the drugs no longer meet the conditions for qualification.

A Fast Track Designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

We have been granted Fast Track Designation for FT-4202 in SCD patients and may seek Fast Track Designation for our other current or future product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe that a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even though we have received Fast Track Designation, and may receive Fast Track Designation again in the future for certain current or future product candidates, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

We may not be able to obtain or maintain Orphan Drug Designation or exclusivity for any product candidates and, even if we do, that exclusivity may not prevent the FDA or the EMA from approving other competing products.

We received Orphan Drug Designation for FT-4202 for SCD in the U.S., and we may seek Orphan Drug Designation for other current or future product candidates. Regulatory authorities in some jurisdictions, including the U.S. and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the U.S.

Generally, if a product with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period. The applicable period is seven years in the U.S. and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a drug no longer meets the criteria for Orphan Drug Designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan Drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain Orphan Drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because competing drugs containing a different active ingredient can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Further, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products, and thus, for example, approval of our product candidates could be blocked for seven years if another company previously obtained approval and orphan drug exclusivity in the United States for the same drug and same condition.

On August 3, 2017, the U.S. Congress passed the FDA Reauthorization Act of 2017, or FDARA. FDARA, among other things, codified the FDA’s pre-existing regulatory interpretation to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its Orphan Drug regulations and policies, our business could be adversely impacted.

Although we have obtained Rare Pediatric Disease Designation for FT-4202 in SCD patients, we may not be eligible to receive a priority review voucher in the event that FDA approval does not occur prior to October 1, 2022.

The Rare Pediatric Disease Priority Review Voucher Program, or PRV Program, is intended to incentivize pharmaceutical sponsors to develop drugs for rare pediatric diseases. A sponsor who obtains approval of an NDA or biological license application for a rare pediatric disease may be eligible for a Priority Review Voucher, or PRV, under this program, which may be redeemed by the owner of such PRV to obtain priority review for a marketing application. A PRV is fully transferrable and can be sold to any sponsor, who in turn can redeem the PRV for priority review of a marketing application in six months, compared to the standard timeframe of approximately 10 months. Under the 21st Century Cures Act, a drug that receives Rare Pediatric Disease Designation before October 1, 2020, will continue to be eligible for a PRV if the drug is approved before October 1, 2022. If we do not obtain approval of an NDA for FT-4202 in patients with SCD, and if the PRV Program is not extended by Congressional action, we may not receive a PRV.

Even if we receive regulatory approval for any of our current or future product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our current or future product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drugs.

If the FDA or a comparable foreign regulatory authority approves any of our current or future product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the drug will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and Good Clinical Practices, or GCPs, for any clinical trials that we conduct post-approval. Any regulatory approvals that we receive for our current or future product candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the drug. Later discovery of previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

∎	restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or voluntary drug recalls;

∎	fines, warning letters or holds on clinical trials;

∎	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;

∎	drug seizure or detention, or refusal to permit the import or export of drugs; and

∎	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our current or future product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Positive results from early preclinical studies and clinical trials of our current or future product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of our current or future product candidates. If we cannot replicate the positive results from our earlier preclinical studies and clinical trials of our current or future product candidates in our later preclinical studies and clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our current or future product candidates.

Positive results from our preclinical studies of our current or future product candidates, and any positive results we may obtain from our early clinical trials of our current or future product candidates, may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or clinical trials of our current or future product candidates according to our current development timeline, the positive results from our preclinical studies and clinical trials of our current or future product candidates may not be replicated in subsequent preclinical studies or clinical trial results. For example, our later-stage clinical trials could differ in significant ways from our ongoing Phase I clinical trial of FT-4202, which could cause the outcome of these later-stage trials to differ from our earlier stage clinical trials. For example, these differences may include changes to inclusion and exclusion criteria, final dosage formulation, efficacy endpoints and statistical design. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval. If we fail to produce positive results in our planned preclinical studies or clinical trials of any of our current or future product candidates, the development timeline and regulatory approval and commercialization prospects for our current or future product candidates, and, correspondingly, our business and financial prospects, would be materially adversely affected.

Even if we receive marketing approval for our current or future product candidates in the U.S., we may never receive regulatory approval to market our current or future product candidates outside of the U.S.

We plan to seek regulatory approval of our current or future product candidates outside of the U.S. In order to market any product outside of the U.S., however, we must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of other countries. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ from that required to obtain FDA approval. The marketing approval processes in other countries may implicate all of the risks detailed above regarding FDA approval in the U.S. as well as other risks. In particular, in many countries outside of the U.S., products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining this approval can result in substantial delays in bringing products to market in such countries. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or other setback in obtaining such approval would impair our ability to market our current or future product candidates in such foreign markets. Any such impairment would reduce the size of our potential market, which could have a material adverse impact on our business, results of operations and prospects.

Manufacturing our current or future product candidates is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our current or future product candidates for preclinical studies and clinical trials or for commercial purposes could be delayed or stopped.

The process of manufacturing of our current or future product candidates is complex and highly regulated.

We do not have our own manufacturing facilities or personnel and currently rely, and expect to continue to rely, on third parties based in the U.S., Europe and Asia for the manufacture of our current or future product candidates. These third-party manufacturing providers may not be able to provide adequate resources or capacity to meet our needs and may incorporate their own proprietary processes into our product candidate manufacturing processes. We have limited control and oversight of a third-party’s proprietary process, and a third-party may elect to modify its process without our consent or knowledge. These modifications could negatively impact our manufacturing, including product loss or failure that requires additional manufacturing runs or a change in manufacturer, both of which could significantly increase the cost of and significantly delay the manufacture of our current or future product candidates.

As our current or future product candidates progress through preclinical studies and clinical trials towards approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Such changes may require amendments to be made to regulatory applications which may further delay the timeframes under which modified manufacturing processes can be used for any of our current or future product candidates and additional bridging studies or trials may be required.

Our future growth may depend, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties that could materially adversely affect our business.

We are not permitted to market or promote any of our current or future product candidates in foreign markets before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our current or future product candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our current or future product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our current or future product candidates and ultimately commercialize our current or future product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

∎	differing regulatory requirements in foreign countries, which may cause obtaining regulatory approvals outside of the U.S. to take longer and be more costly than obtaining approval in the U.S.;

∎	our customers’ ability to obtain reimbursement for our current or future product candidates in foreign markets;

∎	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

∎	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

∎	import or export licensing requirements;

∎	longer accounts receivable collection times;

∎	longer lead times for shipping;

∎	language barriers for technical training;

∎	reduced protection of intellectual property rights in some foreign countries;

∎	the existence of additional potentially relevant third-party intellectual property rights;

∎	economic weakness, including inflation, or political instability in particular foreign economies and markets;

∎	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

∎	foreign taxes, including withholding of payroll taxes;

∎	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

∎	difficulties staffing and managing foreign operations;

∎	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

∎	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

∎	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;

∎	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

∎	business interruptions resulting from geo-political actions, including war and terrorism.

Foreign sales of our current or future product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

We are and may in the future conduct clinical trials for current or future product candidates outside the U.S., and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We are and may in the future choose to conduct one or more clinical trials outside the U.S., including in Europe. The acceptance of study data from clinical trials conducted outside the U.S. or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable doctrines or local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the U.S. or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

We may not be successful in our efforts to identify or discover additional product candidates or we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

The success of our business depends primarily upon our ability to identify, develop and commercialize our product candidates. Although some of our current product candidates are in preclinical and clinical development, our scientific hypotheses may be incorrect or our research programs may fail to identify other potential product candidates for clinical development for a number of reasons. Our research methodologies may be unsuccessful in identifying potential product candidates, or our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

Because we have limited financial and management resources, we focus on a limited number of research programs and product candidates and are currently focused on our core programs, including our lead core product candidate, FT-4202, for the treatment of SCD and our other core product candidate, FT-7051, for the treatment of mCRPC. As a result, we may forego or delay pursuit of opportunities with other current or future product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development programs and current or future product candidates for specific indications may not yield any commercially viable drugs. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through future collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations. Research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or current or future product candidates that ultimately prove to be unsuccessful.

In light of the large population of patients with SCD who reside in foreign countries, our ability to generate meaningful revenues in those jurisdictions may be limited due to the strict price controls and reimbursement limitations imposed by governments outside of the U.S.

The prevalence of SCD is approximately 100,000 individuals in the U.S. and approximately 30,000 individuals in France, Germany, Italy, Spain and the United Kingdom collectively. Similarly, the prevalence of beta thalassemia is estimated to be approximately 20,000 individuals across the U.S. and Europe and approximately 300,000 patients globally. In some countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In addition, many countries outside the U.S. have limited government support programs that provide for reimbursement of drugs such as are product candidates, with an emphasis on private payors for access to commercial products. If reimbursement of our product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially, based, in part, on the large population of patients with SCD who reside in foreign countries. In parts of Africa and certain countries in the Middle East, the lack of health care infrastructure to help adequately diagnose and treat patients may limit our business potential in those otherwise viable markets.

Risks Related to Commercialization

Even if we receive marketing approval for our current or future product candidates, our current or future product candidates may not achieve broad market acceptance, which would limit the revenue that we generate from their sales.

The commercial success of our current or future product candidates, if approved by the FDA or other applicable regulatory authorities, will depend upon the awareness and acceptance of our current or future product candidates among the medical community, including physicians, patients and healthcare payors. Market acceptance of our current or future product candidates, if approved, will depend on a number of factors, including, among others:

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the efficacy of our current or future product candidates as demonstrated in clinical trials, and, if required by any applicable regulatory authority in connection with the approval for the applicable indications, to provide patients with incremental health benefits, as compared with other available medicines;

∎	limitations or warnings contained in the labeling approved for our current or future product candidates by the FDA or other applicable regulatory authorities;

∎	the clinical indications for which our current or future product candidates are approved;

∎	availability of alternative treatments already approved or expected to be commercially launched in the near future;

∎	the potential and perceived advantages of our current or future product candidates over current treatment options or alternative treatments, including future alternative treatments;

∎	the willingness of the target patient population to try new therapies or treatment methods and of physicians to prescribe these therapies or methods;

∎	the need to dose such product candidates in combination with other therapeutic agents, and related costs;

∎	the strength of marketing and distribution support and timing of market introduction of competitive products;

∎	publicity concerning our products or competing products and treatments;

∎	pricing and cost effectiveness;

∎	the effectiveness of our sales and marketing strategies;

∎	our ability to increase awareness of our current or future product candidates;

∎	our ability to obtain sufficient third-party coverage or reimbursement; or

∎	the ability or willingness of patients to pay out-of-pocket in the absence of third-party coverage.

If our current or future product candidates are approved but do not achieve an adequate level of acceptance by patients, physicians and payors, we may not generate sufficient revenue from our current or future product candidates to become or remain profitable. Before granting reimbursement approval, healthcare payors may require us to demonstrate that our current or future product candidates, in addition to treating these target indications, also provide incremental health benefits to patients. Our efforts to educate the medical community, patient organizations and third-party payors about the benefits of our current or future product candidates may require significant resources and may never be successful.

We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.

The development and commercialization of new drugs is highly competitive. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of therapies for rare hematologic diseases and cancers, including SCD and mCRPC. Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Specifically, there are a large number of companies developing or marketing treatments for rare hematologic diseases and cancers, including many major pharmaceutical and biotechnology companies. If FT-4202 receives marketing approval for the treatment of SCD, it may face competition from other product candidates in development for these indications, including product candidates in development from bluebird bio, Inc., EpiDestiny, Inc., Novo Nordisk A/S, Sangamo Therapeutics Inc., Bioverativ Inc. (now Sanofi S.A.), Fulcrum Therapeutics, Inc., Syros Pharmaceuticals, Inc., Global Blood Therapeutics, Inc., Intellia Therapeutics, Inc., Novartis AG, Agios Pharmaceuticals, Inc., Imara Inc., Cyclerion Therapeutics, Inc., Pfizer Inc., Emmaus Life Sciences, Inc., Aruvant Sciences, Inc., Vertex Pharmaceuticals Incorporated, CRISPR Therapeutics AG, Prolong Pharmaceuticals, LLC, Daiichi Sankyo Company, Limited. Further, if FT-7051 receives marketing approval for the treatment of mCRPC, it may face competition from CellCentric, Ltd., Genentech, Inc. and Constellation Pharmaceuticals, Inc.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and reimbursement and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we or our collaborators may develop. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our current or future product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any current or future product candidates that we may develop.

We will face an inherent risk of product liability exposure related to the testing of our current or future product candidates in human clinical trials and will face an even greater risk if we commercially sell any current or future product candidates that we may develop. If we cannot successfully defend ourselves against claims that our current or future product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

∎	decreased demand for any current or future product candidates that we may develop;

∎	injury to our reputation and significant negative media attention;

∎	withdrawal of clinical trial participants;

∎	significant costs and resources to defend the related litigation;

∎	substantial monetary awards to trial participants or patients;

∎	loss of revenue; and

∎	the inability to commercialize any current or future product candidates that we may develop.

Although we maintain product liability insurance coverage, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage when we initiate a large global trial and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain product liability insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Even if we are able to commercialize any current or future product candidates, such drugs may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern regulatory approvals, pricing and reimbursement for new drugs vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product candidate in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more current or future product candidates, even if our current or future product candidates obtain marketing approval.

Our ability to commercialize any current or future product candidates successfully also will depend in part on the extent to which coverage and reimbursement for these current or future product candidates and related treatments will be available from government authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Factors payors consider in determining reimbursement are based on whether the product is:

∎	a covered benefit under its health plan;

∎	safe, effective and medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective; and

∎	neither experimental nor investigational.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the U.S. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. In the U.S., the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved drugs that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize drugs and our overall financial condition.

Healthcare reform measures may have a material adverse effect on our business and results of operations.

The U.S. and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our current or future product candidates or any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the U.S., there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Affordable Care Act, or the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the Fifth Circuit Court and the United States Supreme Court; the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2029 unless additional Congressional action is taken. These Medicare sequester reductions will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. The American Taxpayer Relief Act of 2012 among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the U.S. with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 contains further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of product candidates paid by consumers. The HHS has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases.

Additionally, in December 2019, the FDA issued a notice of proposed rulemaking that, if finalized, would allow for the importation of certain prescription drugs from Canada. FDA also issued a draft guidance document outlining a potential pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the notice of proposed rulemaking and draft guidance are unknown at this time, but legislation, regulations or policies allowing the reimportation of drugs, if enacted and implemented, could decrease the price we receive for our products and adversely affect our future revenues and prospects for profitability.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new product candidates that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its product candidates available to eligible patients as a result of the Right to Try Act.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our current or future product candidates or additional pricing pressures. In particular any policy changes through CMS as well as local state Medicaid programs could have a significant impact on our business in light of the higher proportion of SCD patients that utilize Medicare and Medicaid programs to pay for treatments.

Our revenue prospects could be affected by changes in healthcare spending and policy in the U.S. and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. It is possible that additional governmental action is taken to address the COVID-19 pandemic. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

∎	the demand for our current or future product candidates, if we obtain regulatory approval;

∎	our ability to set a price that we believe is fair for our products;

∎	our ability to obtain coverage and reimbursement approval for a product;

∎	our ability to generate revenue and achieve or maintain profitability;

∎	the level of taxes that we are required to pay; and

∎	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

If, in the future, we are unable to establish sales and marketing and patient support capabilities or enter into agreements with third parties to sell and market our current or future product candidates, we may not be successful in commercializing our current or future product candidates if and when they are approved, and we may not be able to generate any revenue.

We do not currently have a sales or marketing infrastructure and have limited experience in the sales, marketing, patient support or distribution of drugs. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, patient support, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our current or future product candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing and patient support capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our current or future product candidates on our own include:

∎	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

∎	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future drugs;

∎	the lack of complementary drugs to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

∎	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing, patient support and distribution services, our drug revenues or the profitability of these drug revenues to us are likely to be lower than if we were to market and sell any current or future product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our current or future product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our current or future product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our current or future product candidates. Further, our business, results of operations, financial condition and prospects will be materially adversely affected.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Although we do not currently have any drugs on the market, if we begin commercializing our current or future product candidates, we will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any current or future product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our current or future product candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order

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or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. The term remuneration has been interpreted broadly to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal False Claims Act imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the False Claims Act for a variety of alleged promotional and marketing activities, such as providing free products to customers with the expectation that the customers would bill federal programs for the products; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the ACA require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Department of Health and Human Services information related to physician payments and other transfers of value and the ownership and investment interests of such physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

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analogous state laws and regulations, such as state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, were to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We may face potential liability if we obtain identifiable patient health information from clinical trials sponsored by us.

Most healthcare providers, including certain research institutions from which we may obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the HITECH. We are not currently classified as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, in the future, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who may enroll in patient assistance programs if we choose to implement such programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

The EU General Data Protection Regulation, or GDPR, also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. Further, the United Kingdom’s decision to leave the European Union, referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated now that the United Kingdom has left the European Union.

In addition, California recently enacted and has proposed companion regulations to the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. As of March 28, 2020, the California State Attorney General has proposed varying versions of companion draft regulations which are not yet finalized. Despite the delay in adopting regulations, the California State Attorney General will commence enforcement actions against violators beginning July 1, 2020. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, other records and information we maintain on our customers may be subject to the CCPA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject.

Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals’ health information. Patients about whom we or our collaborators may obtain health information, as well as the providers who may share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time- consuming to defend and could result in adverse publicity that could harm our business.

If we or third-party CMOs, CROs or other contractors or consultants fail to comply with applicable federal, state/provincial or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or our contractors’ ability to develop and commercialize our therapeutic candidates and could harm or prevent sales of any affected therapeutics that we are able to commercialize, or could substantially increase the costs and expenses of developing, commercializing and marketing our therapeutics. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business. Increasing use of social media could give rise to liability, breaches of data security or reputational damage.

Additionally, we are subject to other state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

If the market opportunities for FT-4202 and our other current and future product candidates are smaller than we believe they are, our revenue may be adversely affected and our business may suffer. Moreover, because the target patient populations we are seeking to treat are small, we must be able to successfully identify patients and capture a significant market share to achieve profitability and growth.

We focus our research and product development on treatments for rare hematologic diseases and cancers. The prevalence of SCD is approximately 100,000 individuals in the U.S. and approximately 30,000 individuals in France, Germany, Italy, Spain and the United Kingdom collectively. Similarly, the prevalence of beta thalassemia is estimated to be approximately 20,000 individuals across the U.S. and Europe and approximately 300,000 patients globally. Given the small number of patients who have the diseases that we are targeting, it is critical to our ability to grow and become profitable that we continue to successfully identify patients with these rare diseases. Our projections of both the number of people who have these diseases, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research that we conducted, and may prove to be incorrect or contain errors. New studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Further, even if we obtain significant market share for FT-4202 and any of our other current or future product candidates, because the potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

Our target patient populations are relatively small, and there are currently limited standard of care treatments directed at SCD. As a result, the pricing and reimbursement of FT-4202 and any other product candidates we may develop, if approved, is uncertain, but must be adequate to support commercial infrastructure. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell FT-4202 and any of our other current or future product candidates will be adversely affected.

Risks Related to Our Dependence on Third Parties

We rely, and expect to continue to rely, on third parties to conduct our ongoing and planned clinical trials for our current and future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our current and potential future product candidates and our business could be substantially harmed.

We do not have the ability to independently conduct clinical trials. We rely on medical institutions, clinical investigators, contract laboratories, and other third parties, including collaboration partners, to conduct or otherwise support our clinical trials for FT-4202 and expect to rely on them when we begin clinical trials for FT-7051 and other current or future product candidates. We rely heavily on these parties for execution of clinical trials and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and any third parties that we contract with are required to comply with regulations and requirements, including GCP, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any drugs in clinical development. The FDA enforces GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or the third parties we contract with fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our current or future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with current or future product candidates produced under cGMP regulations. Our failure or the failure of third parties that we contract with to comply with these regulations may require us to repeat some aspects of a specific, or an entire, clinical trial, which would delay the marketing approval process and could also subject us to enforcement action. We also are required to register certain ongoing clinical trials and provide certain information, including information relating to the trial’s protocol, on a government-sponsored database, ClinicalTrials.gov, within specific timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Although we intend to design the clinical trials for our current or future product candidates, or be involved in the design when other parties sponsor the trials, we anticipate that third parties will conduct all of our clinical trials. As a result, many important aspects of our clinical development, including their conduct, timing and response to the ongoing COVID-19 pandemic, will be outside of our direct control. Our reliance on third parties to conduct future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

∎	have staffing difficulties;

∎	fail to comply with contractual obligations;

∎	experience regulatory compliance issues; and

∎	form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If our CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, marketing approval and commercialization of our current or future product candidates may be delayed, we may not be able to obtain marketing approval and commercialize our current or future product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain marketing approval for or successfully commercialize our current or future product candidates. As a result, we believe that our financial results and the commercial prospects for our current or future product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

The third parties upon whom we rely for the supply of the active pharmaceutical ingredient, or API, drug product and drug substance used in our core product candidates are limited in number, and the loss of any of these suppliers could significantly harm our business.

The API drug product and drug substance used in our core product candidates are supplied to us from a small number of suppliers, and in some cases sole source suppliers. Our ability to successfully develop our current or future product candidates, and to ultimately supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the API, drug product and drug substance for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. We do not currently have arrangements in place for a redundant or second-source supply of all API, drug product or drug substance in the event any of our current suppliers of such API, drug product and drug substance cease their operations for any reason.

For all of our current or future product candidates, we intend to identify and qualify additional manufacturers to provide such API, drug product and drug substance prior to submission of an NDA to the FDA and/or an MAA to the EMA. We are not certain, however, that our single-source and dual source suppliers will be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.

Establishing additional or replacement suppliers for the API, drug product and drug substance used in our current or future product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory approval, which could result in further delay. While we seek to maintain adequate inventory of the API, drug product and drug substance used in our current or future product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such API, drug product and drug substance from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

Our success is dependent on our executive management team’s ability to successfully pursue business development, strategic partnerships and investment opportunities as our company matures. We may also form or seek strategic alliances or acquisitions or enter into additional collaboration and licensing arrangements in the future, and we may not realize the benefits of such collaborations, alliances, acquisitions or licensing arrangements.

We have entered into licensing arrangements with Boehringer Ingelheim and Celgene, now Bristol-Myers Squibb, and may in the future form or seek strategic alliances or acquisitions, create joint ventures, or enter into additional collaboration and licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our current product candidates and any future product candidates that we may develop. For example, in March 2020, we sold select hit discovery capabilities and related assets to Integral Health, Inc. that aims to increase the efficiency of medicine development using computational-enabled capabilities. Under the deal terms, we received an upfront cash payment and will receive additional cash and equity in Integral Health, Inc. as consideration and will also be eligible to receive royalties on net sales of certain products identified using its discovery platform.

Going forward, we are seeking strategic partners for the further development and potential commercialization of our non-core and out-licensed programs, including FT-2102, FT-8225 and FT-4101. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or acquisition or other alternative arrangements for our current or future non-core product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our current or future product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval.

Further, collaborations involving our current or future non-core product candidates, are subject to numerous risks, which may include the following:

∎	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of our current or future non-core product candidates or may elect not to continue or renew development or commercialization of our current or future non-core product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

∎	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our current or future non-core product candidates;

∎	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

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disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or future non-core product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future non-core product candidates;

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collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property; and

∎	collaborators may not pay in a timely manner, milestones and royalties due to us.

As a result, we may not be able to realize the benefit of our existing collaboration and licensing arrangements or any future strategic partnerships or acquisitions, license arrangements we may enter, if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction, license, collaboration or other business development partnership, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our current or future product candidates could delay the development and commercialization of our current or future product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

Our manufacturing process needs to comply with FDA regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of our clinical programs and suspension or withdrawal of any regulatory approvals.

In order to produce our product candidates for clinical trials and our products, if any, for commercial purposes, either at our own facility or at a third-party’s facility, we and our third party vendors will need to comply with the FDA’s cGMP regulations and guidelines. As part of our ongoing quality and process improvement efforts, we conducted a gap analysis of our cGMP quality system and it identified certain key areas for necessary remediation, including with regard to documentation requirements. We may encounter difficulties in achieving compliance with quality control and quality assurance requirements and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable foreign regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements, including any failure to remedy the issues identified in the cGMP gap analysis, or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidate as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our current or future product candidates, including leading to significant delays in the availability of our product candidates for our clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our current or future product candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our current or future product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation and our business.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the U.S. governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks Related to Intellectual Property

If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be impaired.

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection in the U.S. and other countries for our current or future product candidates, including our lead core product candidate, FT-4202, our other core product candidate, FT-7051, our non-core product candidates, our proprietary compound library and other know-how. We seek to protect our proprietary and intellectual property position by, among other methods, filing patent applications in the U.S. and abroad related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

We own patent applications related to our product candidates including our lead core product candidate, FT-4202 and our other core product candidate, FT-7051. The FT-4202 compound is covered by granted Australian, European, Japanese, and Korean patents and by numerous pending patent applications (including U.S., Canadian and Chinese patent applications) that are expected to expire in March 2038 if granted, not including any patent term extension, supplementary protection certificate, or SPC, or data exclusivity. The FT-7051 compound is covered by pending U.S., European, Japanese, and PCT international patent applications projected to expire in June 2039 if granted, not including any patent term extension, SPC or data exclusivity, if granted.

We also own patents and patent applications related to our non-core isocitrate dehydrogenase 1 gene, or IDH1, program, FT-2102, and our fatty-acid synthase, or FASN, programs, FT-8225 and FT-4101. The FT-2102 compound is covered by granted patents in the U.S., Europe, Japan and other countries that are expected to expire in September 2035, not including any patent term extension, SPC or data exclusivity. The FT-2102 program is covered by an additional granted U.S. patent expected to expire in May 2039, absent any patent term extension, SPC or data exclusivity, and by pending patent applications projected to expire in 2039 on the uses of FT-2102 in methods of treatment currently in clinical development, not including any patent term extension, SPC or data exclusivity, if granted. The FT-8225 program is covered by pending U.S., European and PCT international patent applications that are expected to expire in October 2039 if granted, not including patent term extension, SPC or data exclusivity. The FT-4101 program is covered by granted patents in the U.S. and Europe expected to expire in March 2034, not including any patent term extension, SPC or data exclusivity.

In addition, we own patents and patent applications expected to expire between 2034 and 2040 (if granted) protecting a variety of additional novel compounds discovered by our target discovery engine for multiple therapeutic targets including ubiquitin specific protease 1, or USP1, IDH1 and others.

As of April 30, 2020, our patent portfolio covering these additional novel compounds discovered by our target discovery engine included more than 20 patent families. Patent term adjustments, SPC filings, or patent term extensions could result in later expiration dates in various countries, while terminal disclaimers could result in earlier expiration dates in the U.S.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation.

The degree of patent protection we require to successfully commercialize our current or future product candidates may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect FT-4202 and FT-7051 or our other current or future product candidates. In addition, if the breadth or strength of protection provided by our patent applications or any patents we may own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the U.S. For example, in jurisdictions outside the U.S., a license may not be enforceable unless all the owners of the intellectual property agree or consent to the license. Accordingly, any actual or purported co-owner of our patent rights could seek monetary or equitable relief requiring us to pay it compensation for, or refrain from, exploiting these patents due to such co-ownership. Furthermore, patents have a limited lifespan. In the U.S., and most other jurisdictions in which we have undertaken patent filings, the natural expiration of a patent is generally twenty years after it is filed, assuming all maintenance fees are paid. Various extensions may be available, on a jurisdiction-by-jurisdiction basis; however, the life of a patent, and thus the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, patents we may own or in-license may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing drugs similar or identical to our current or future product candidates, including generic versions of such drugs.

Other parties have developed technologies that may be related or competitive to our own, and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents, with respect to either the same compounds, methods, formulations or other subject matter, in either case that we may rely upon to dominate our patent position in the market. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until at least 18 months after earliest priority date of patent filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in patents we may own or in-license patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights cannot be predicted with any certainty.

In addition, the patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Further, with respect to certain pending patent applications covering our current or future product candidates, prosecution has yet to commence. Patent prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office(s) may be significantly narrowed by the time they issue, if they ever do. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Even if we acquire patent protection that we expect should enable us to establish and/or maintain a competitive advantage, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S. and abroad. We may become involved in post-grant proceedings such as opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others from whom we may in the future obtain licenses to such rights, in the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, or in other countries. In addition, we may be subject to a third-party submissions to the USPTO, the EPO, or elsewhere, that may reduce the scope or preclude the granting of claims from our pending patent applications. Competitors may allege that they invented the inventions claimed in our issued patents or patent applications prior to us, or may file patent applications before we do. Competitors may also claim that we are infringing their patents and that we therefore cannot practice our technology as claimed under our patents or patent applications. Competitors may also contest our patents by showing an administrative patent authority or judge that the invention was not patent-eligible, was not original, was not novel, was obvious, and/or lacked inventive step, and/or that the patent application filing failed to meet relevant requirements relating to description, basis, enablement, and/or support; in litigation, a competitor could claim that our patents, if issued, are not valid or are unenforceable for a number of reasons. If a court or administrative patent authority agrees, we would lose our protection of those challenged patents.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although we generally require all of our employees, consultants and advisors and any other third parties who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and drugs, without payment to us, or could limit the duration of the patent protection covering our technology and current or future product candidates. Such challenges may also result in our inability to manufacture or commercialize our current or future product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if they are unchallenged, our issued patents and our pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent patents we may own or in-license by developing similar or alternative technologies or drugs in a non-infringing manner. For example, a third-party may develop a competitive drug that provides benefits similar to one or more of our current or future product candidates but that has a different composition that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our current or future product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our current or future product candidates could be negatively affected, which would harm our business.

Furthermore, even if we are able to issue patents with claims of valuable scope in one or more jurisdictions, we may not be able to secure such claims in all relevant jurisdictions, or in a sufficient number to meaningfully reduce competition. Our competitors may be able to develop and commercialize their products, including products identical to ours, in any jurisdiction in which we are unable to obtain, maintain, or enforce such patent claims.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, deadlines, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we fail to comply with these requirements. We may miss a filing deadline for patent protection on these inventions.

The USPTO and foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after issuance of any patent. In addition, periodic maintenance fees, renewal fees, annuity fees and/or various other government fees are required to be paid periodically. While an inadvertent lapse can in some cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market with similar or identical products or platforms, which could have a material adverse effect on our business prospects and financial condition.

If our trademarks and trade names for our products or company name are not adequately protected in one or more countries where we intend to market our products, we may delay the launch of product brand names, use different trademarks or tradenames in different countries, or face other potentially adverse consequences to building our product brand recognition.

Our trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. We intend to rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During the trademark registration process, we may receive Office Actions from the USPTO or from comparable agencies in foreign jurisdictions objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademark applications or registrations, and our trademark applications or registrations may not survive such proceedings. If we are unable to obtain a registered trademark or establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If we are unable to adequately protect and enforce our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents we may own or in-license, we seek to rely on trade secret protection, confidentiality agreements, and license agreements to protect proprietary know-how that may not be patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that may not be covered by patents. Although we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, trade secrets can be difficult to protect and we have limited control over the protection of trade secrets used by our collaborators and suppliers. We cannot be certain that we have or will obtain these agreements in all circumstances and we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information.

Moreover, any of these parties might breach the agreements and intentionally or inadvertently disclose our trade secret information and we may not be able to obtain adequate remedies for such breaches. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights and trade secrets to the same extent or in the same manner as the laws of the U.S. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S. and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition, results of operations and future prospects.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If we choose to go to court to stop a third-party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us.

Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. Although we require all of our employees to assign their inventions to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may initiate, become a defendant in, or otherwise become party to lawsuits to protect or enforce our intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe any patents we may own or in-license. In addition, any patents we may own or in-license also may become involved in inventorship, priority, validity or unenforceability disputes. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, in an infringement proceeding, a court may decide that one or more of any patents we may own or in-license is not valid or is unenforceable or that the other party’s use of our technology that may be patented falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). There is also the risk that, even if the validity of these patents is upheld, the court may refuse to stop the other party from using the technology at issue on the grounds that any patents we may own or in-license do not cover the technology in question or that such third-party’s activities do not infringe our patent applications or any patents we may own or in-license. An adverse result in any litigation or defense proceedings could put one or more of any patents we may own or in-license at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Depending upon the timing, duration and specifics of FDA marketing approval of our current or future product candidates, one or more of the U.S. patents we own or license may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. Different laws govern the extension of patents on approved pharmaceutical products in Europe and other jurisdictions. However, we may not be granted a patent extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. For example, we may not be granted an extension in the U.S. if all of our patents covering an approved product expire more than fourteen years from the date of NDA approval for a product covered by those patents. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our ability to generate revenues could be materially adversely affected.

Post-grant proceedings provoked by third-parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to our patent applications or any patents we may own or in-license. These proceedings are expensive and an unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. In addition to potential USPTO post-grant proceedings, we may become a party to patent opposition proceedings in the EPO, or similar proceedings in other foreign patent offices or courts where our patents may be challenged. The costs of these proceedings could be substantial, and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result in a post-grant challenge proceeding may result in the loss of our right to exclude others from practicing one or more of our inventions in the relevant country or jurisdiction, which could have a material adverse effect on our business. Litigation or post-grant proceedings within patent offices may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the U.S.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may not be able to detect infringement against any patents we may own or in-license. Even if we detect infringement by a third-party of any patents we may own or in-license, we may choose not to pursue litigation against or settlement with the third-party. If we later sue such third-party for patent infringement, the third-party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce any patents we may own or in-license against such third-party.

Intellectual property litigation and administrative patent office patent validity challenges in one or more countries could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. As noted above, some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us commercialize our current or future product candidates, if approved. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

We may be subject to damages or settlement costs resulting from claims that we or our employees have violated the intellectual property rights of third parties, or are in breach of our agreements. We may be accused of, allege or otherwise become party to lawsuits or disputes alleging wrongful disclosure of third-party confidential information by us or by another party, including current or former employees, contractors or consultants. In addition to diverting attention and resources to such disputes, such disputes could adversely impact our business reputation and/or protection of our proprietary technology.

The intellectual property landscape relevant to our product candidates and programs is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. Our commercial success depends upon our ability to develop, manufacture, market and sell our current and future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including derivation, interference, reexamination, inter partes review and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We or any of our current or future licensors or strategic partners may be party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that our current or future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. We cannot assure you that our current or future product candidates and other technologies that we have developed, are developing or may develop in the future do not or will not infringe, misappropriate or otherwise violate existing or future patents or other intellectual property rights owned by third parties. For example, many of our employees were previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We may also be subject to claims that patents and applications we have filed to protect inventions of our employees, consultants and advisors, even those related to one or more of our current or future product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims.

While certain activities related to development and clinical testing of our current or future product candidates may be subject to safe harbor of patent infringement under 35 U.S.C. §271(e)(1), upon receiving FDA approval for such candidates we or any of our future licensors or strategic partners may immediately become party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that such product candidates infringe, misappropriate or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our current or future product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our current or future product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our current or future product candidates, technologies or methods.

If a third-party claims that we infringe, misappropriate or otherwise violate its intellectual property rights, we may face a number of issues, including, but not limited to:

∎

infringement, misappropriation and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business and may impact our reputation;

∎

substantial damages for infringement, misappropriation or other violations, which we may have to pay if a court decides that the product candidate or technology at issue infringes, misappropriates or violates the third party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

∎

a court prohibiting us from developing, manufacturing, marketing or selling our current or future product candidates, including FT-4202, FT-7051, FT-2102, FT-8225, and FT-4101, or from using our proprietary technologies, unless the third-party licenses its product rights to us, which it is not required to do, on commercially reasonable terms or at all;

∎

if a license is available from a third-party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products, or the license to us may be non-exclusive, which would permit third parties to use the same intellectual property to compete with us;

∎

redesigning our current or future product candidates or processes so they do not infringe, misappropriate or violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time; and

∎

there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

We may choose to challenge the patentability of claims in a third-party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third-party’s patent in patent opposition proceedings in the EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third-party alleging that the patent may be infringed by our current or future product candidates or proprietary technologies.

Third parties may assert that we are employing their proprietary technology without authorization. Patents issued in the U.S. by law enjoy a presumption of validity that can be rebutted in U.S. courts only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our current or future product candidates. Patent applications can take many years to issue. In addition, because some patent applications in the U.S. may be maintained in secrecy until the patents are issued, patent applications in the U.S. and many foreign jurisdictions are typically not published until 18 months after their earliest priority filing date, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications covering our current or future product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over our patent applications or patents we may own or in-license, we may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis. There may be currently pending third-party patent applications which may later result in issued patents that our current or future product candidates may infringe. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our current or future product candidates or other technologies, could be found to be infringed by our current or future product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our current or future product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our current or future product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be nonexclusive, thereby giving our competitors access to the same technologies licensed to us.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our current or future product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our current or future product candidates, which could harm our business significantly.

We may be unable to obtain patent or other intellectual property protection for our current or future product candidates or our future products, if any, in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

We may not be able to pursue patent coverage of our current or future product candidates in all countries. Filing, prosecuting and defending patents on current or future product candidates in all countries throughout the world would be prohibitively expensive, and intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our current or future product candidates and in jurisdictions where we do not have any issued patents our patent applications or other intellectual property rights may not be effective or sufficient to prevent them from competing. Much of our patent portfolio is at the very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical products, which could make it difficult for us to stop the infringement of any patents we may own or in-license or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce any rights we may have in our patent applications or any patents we may own or in-license in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we may own or in-license at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents we may own or license that are relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

We may not obtain or grant licenses or sublicenses to intellectual property rights in all markets on equally or sufficiently favorable terms with third parties.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. The licensing of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. More established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected current or future product candidates, which could materially harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to

us. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If we fail to comply with our obligations in any agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We may from time to time be party to license and collaboration agreements with third parties to advance our research or allow commercialization of current or future product candidates. Such agreements may impose numerous obligations, such as development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution, enforcement and other obligations on us and may require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technologies covered by these license agreements.

Any termination of these licenses, or if the underlying patents fail to provide the intended exclusivity, could result in the loss of significant rights and could harm our ability to commercialize our current or future product candidates, and competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of certain of our current or future product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

∎	the scope of rights granted under the license agreement and other interpretation-related issues;

∎	whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property rights of the licensor that is not subject to the licensing agreement;

∎	our right to sublicense patent and other rights to third parties under collaborative development relationships;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our current or future product candidates, and what activities satisfy those diligence obligations;

∎	the priority of invention of any patented technology; and

∎	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners.

In addition, the agreements under which we may license intellectual property or technology from third parties are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we may license prevent or impair our ability to maintain future licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected current or future product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Any granted patents we may own or in-license covering our current or future product candidates or other valuable technology could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the U.S. or abroad, including the USPTO and the EPO. A patent asserted in a judicial court could be found invalid or unenforceable during the enforcement proceeding. Administrative or judicial proceedings challenging the validity of our patents or individual patent claims could take months or years to resolve.

If we or our licensors or strategic partners initiate legal proceedings against a third-party to enforce a patent covering one of our current or future product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third-party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of patentable subject matter, lack of written description, lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, in the process of obtaining the patent during patent prosecution. Third parties may also raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in revocation or amendment to our patent applications or any patents we may own or in-license in such a way that they no longer cover our current or future product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, any rights we may have from our patent applications or any patents we may own or in-license, allow third parties to commercialize our current or future product candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or our future licensors’ priority of invention or other features of patentability with respect to our patent applications and any patents we may own or in-license. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our current or future product candidates and other technologies. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our future licensing partners and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our current or future product candidates. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and current or future product candidates.

Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. If we are unsuccessful in any such proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the current or future product candidates we may develop. The loss of exclusivity or the narrowing of our patent application claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our current or future product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the U.S. and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first inventor to file” system. The first-inventor-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, results of operations and financial condition.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the U.S. and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might subject us to infringement claims or adversely affect our ability to develop and market our current or future product candidates.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the U.S. and abroad that is relevant to or necessary for the commercialization of our current or future product candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. As mentioned above, patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our current or future product candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our current or future product candidates or the use of our current or future product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our current or future product candidates. We may incorrectly determine that our current or future product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the U.S. or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our current or future product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our current or future product candidates.

If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, which may be significant, we may be temporarily or permanently prohibited from commercializing any of our current or future product candidates that are held to be infringing. We might, if possible, also be forced to redesign current or future product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not guarantee commercial success of current or future product candidates or other business activities. Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third-party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

∎	patent applications that we own or may in-license may not lead to issued patents;

∎	patents, should they issue, that we may own or in-license, may not provide us with any competitive advantages, may be narrowed in scope, or may be challenged and held invalid or unenforceable;

∎

others may be able to develop and/or practice technology, including compounds that are similar to the chemical compositions of our current or future product candidates, that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents we may own or in-license, should any patents issue;

∎	third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

∎	we, or our future licensors or collaborators, might not have been the first to make the inventions covered by a patent application that we own or may in-license;

∎	we, or our future licensors or collaborators, might not have been the first to file patent applications covering a particular invention;

∎	others may independently develop similar or alternative technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

∎

our competitors might conduct research and development activities in the U.S. and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

∎	we may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;

∎

third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

∎	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such trade secrets or know-how;

∎	we may not be able to maintain the confidentiality of our trade secrets or other proprietary information;

∎	we may not develop or in-license additional proprietary technologies that are patentable; and

∎	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Employee Matters, Managing Growth and Other Risks Related to Our Business

Our current operations are located in Massachusetts; and we or the third parties upon whom we depend may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are located in Massachusetts. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, including any potential effects from the current global spread of COVID-19, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Natural disasters or pandemics such as the COVID-19 outbreak could further disrupt our operations, and have a material and adverse effect on our business, financial condition, results of operations and prospects. For example, we have instituted a temporary work from home policy for non-essential office personnel and it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure our investors that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities or the manufacturing facilities of our third-party contract manufacturers are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of Frank D. Lee, our President and Chief Executive Officer, Patrick Kelly, M.D., our SVP, Chief Medical Officer, Todd Shegog, our SVP, Chief Financial Officer, David N. Cook, Ph.D., our Chief Scientific Officer, Jeannette Potts, Ph.D, J.D., our SVP, General Counsel and Mary E. Wadlinger, our SVP, Corporate Affairs and Chief Human Resources Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment letter agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of April 30, 2020, we had seventy-seven (77) full-time employees, and in connection with becoming a public company, we expect to increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our current or future product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our current or future product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, including most recently in connection with the outbreak of the novel coronavirus. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive.

Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Our internal computer systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our current or future product candidates’ development programs.

Despite the implementation of security measures, our internal computer systems and those of our third-party CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our current or future product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or current or future product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our current or future product candidates could be delayed.

We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

We rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect and use a variety of personal data, such as name, mailing address, email addresses, phone number and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal

(e.g., HIPAA, as amended by HITECH), and international law (e.g., the EU General Data Protection Regulation, or GDPR) and may cause a material adverse impact to our reputation, affect our ability to use collected data, conduct new studies and potentially disrupt our business.

We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. We also rely on our employees and consultants to safeguard their security credentials and follow our policies and procedures regarding use and access of computers and other devices that may contain our sensitive information. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business.

Our employees, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the U.S. and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing, patient support and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations, any of which could adversely affect our ability to operate our business and our results of operations.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU Member States, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment. Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the EU, including personal health data, is subject to the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EU, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities.

Risks Related to Our Common Stock and This Offering

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

∎	the success of competitive drugs or technologies;

∎	results of clinical trials of our current or future product candidates or those of our competitors;

∎	regulatory or legal developments in the U.S. and other countries;

∎	developments or disputes concerning patent applications, issued patents or other proprietary rights;

∎	the recruitment or departure of key personnel;

∎	the level of expenses related to any of our current or future product candidates or clinical development programs;

∎	the results of our efforts to discover, develop, acquire or in-license additional current or future product candidates or drugs;

∎	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

∎	variations in our financial results or those of companies that are perceived to be similar to us;

∎	changes in the structure of healthcare payment systems;

∎	market conditions in the pharmaceutical and biotechnology sectors;

∎	general economic, industry and market conditions; and

∎	the other factors described in this “Risk Factors” section.

The novel coronavirus has been spreading rapidly around the world since December 2019 and has negatively affected the stock market and investor sentiment. The price of our common stock may be disproportionately affected as investors may favor traditional profit-making industries and companies during the times of market uncertainty and instability.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to list our common stock on The Nasdaq Global Market, an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover of this prospectus, purchasers of common stock in this offering will experience immediate dilution of $7.45 per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute 58.1% of the total amount invested by stockholders since inception but will only own 32.0% of the shares of common stock outstanding. In the past, we issued options and other securities to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See the section of this prospectus titled “Dilution” for a more detailed description of the dilution to new investors in the offering.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or current or future product candidates.

Until such time, if ever, as we can generate substantial drug revenues, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that materially adversely affect your rights as a common stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or current or future product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, scale back or discontinue the development and commercialization of one or more of our product candidates, delay our pursuit of potential in-licenses or acquisitions or grant rights to develop and market current or future product candidates that we would otherwise prefer to develop and market ourselves.

The dual class structure of our common stock may limit your ability to influence corporate matters and may limit your visibility with respect to certain transactions.

The dual class structure of our common stock may also limit your ability to influence corporate matters. Holders of our common stock are entitled to one vote per share, while holders of our non-voting common stock are not entitled to any votes. Nonetheless, each share of our non-voting common stock may be converted at any time into one share of our common stock at the option of its holder by providing written notice to us, subject to the limitations provided for in our amended and restated certificate of incorporation to become effective upon the completion of this offering. Immediately following this offering, entities affiliated with or managed by certain of our stockholders will hold an aggregate of 2,505,825 shares of our non-voting common stock. At any time following completion of this offering, upon written notice, these entities could convert a portion of these shares of non-voting common stock into up to an aggregate of 4.99% of our shares of common stock. Upon 61 days’ prior written notice, these entities could convert all of their respective shares of non-voting common stock into shares of common stock, which would result in such entities holding approximately 6.81% of the voting power of our outstanding common stock following the completion of this offering. See “Description of Capital Stock—Common Stock and Non-Voting Common Stock.” Consequently, if holders of our non-voting common stock following this offering exercise their option to make this conversion, this will have the effect of increasing the relative voting power of those prior holders of our non-voting common stock, and correspondingly decreasing the voting power of the holders of our common stock, which may limit your ability to influence corporate matters. Additionally, stockholders who hold, in the aggregate, more than 10% of our common stock and non-voting common stock, but 10% or less of our common stock, and are not otherwise a company insider, may not be required to report changes in their ownership due to transactions in our non-voting common stock pursuant to Section 16(a) of the Exchange Act, and may not be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Our executive officers, directors, principal stockholders and their affiliates will continue to exercise significant influence over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this offering, and disregarding any shares of common stock that they purchase in this offering, the existing holdings of our executive officers, directors, principal stockholders and their affiliates, will represent beneficial ownership, in the aggregate, of approximately 46.5% of our outstanding common stock, assuming no exercise of the underwriters’ option to acquire additional common stock in this offering and assuming we issue the number of shares of common stock as set forth on the cover page of this prospectus. As a result, these stockholders, if they act together, will be able to influence our management and affairs and the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:

∎	delaying, deferring or preventing a change of control of us;

∎	impeding a merger, consolidation, takeover or other business combination involving us; or

∎	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective upon the closing of this offering, will contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

∎	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

∎	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

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a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

∎	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

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a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, or DGCL, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These antitakeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our bylaws to be effective upon the consummation of this offering designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our bylaws that will become effective upon the completion of this offering provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws (in each case, as they may be amended from time to time) or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; provided, however, that this exclusive forum provision will not apply to any causes of action arising under the Securities Act of 1933, as amended, or the Securities Act, or the Exchange Act. Our bylaws further provide that, unless we consent in writing to an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We have chosen the United States District Court for the District of Massachusetts as the exclusive forum for such Securities Act causes of action because our principal executive offices are located in Watertown, Massachusetts. In addition, our amended and restated bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions. We recognize that the forum selection clause in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts, as applicable. Additionally, the forum selection clause in our bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware or the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock, on an as-converted basis, outstanding as of March 31, 2020, upon the completion of this offering, we will have outstanding a total of 36,779,546 shares of common stock (including 2,505,825 shares of non-voting common stock), assuming no exercise of the underwriters’ option to purchase an additional 1,764,705 shares. Of these shares, as of the date of this prospectus, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, assuming that current stockholders do not purchase shares in this offering. The representatives of the underwriters, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up restrictions to sell shares prior to the expiration of the lock-up agreements.

Lock-up restrictions pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up restrictions expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of March 31, 2020, up to an additional 25,014,840 shares of common stock will be eligible for sale in the public market, approximately 57.05% of which shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act.

Upon completion of this offering, shares of common stock that are either subject to outstanding options, reserved for future issuance under our equity incentive plans or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

After this offering, the holders of approximately 20,349,223 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up restrictions described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market our common stock.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our service to new and existing customers.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to not “opt out” of this exemption from complying with new or revised accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

∎	the timing and the success of preclinical studies and clinical trials of FT-4202 and FT-7051 and any other product candidates;

∎	the initiation of any clinical trials of FT-4202 and FT-7051 and any other product candidates;

∎	our need to raise additional funding before we can expect to generate any revenues from product sales;

∎	our ability to conduct successful clinical trials or obtain regulatory approval for FT-4202 and FT-7051 or any other product candidates that we may identify or develop;

∎	our heavy dependence upon the success of our research to generate and advance additional product candidates;

∎	our ability to establish an adequate safety or efficacy profile for FT-4202, FT-7051 or any other product candidates that we may pursue;

∎	the implementation of our strategic plans for our business, any product candidates we may develop and any companion diagnostics;

∎	our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates any companion diagnostics;

∎	the rate and degree of market acceptance and clinical utility for any product candidates we may develop;

∎	our ability to use the proceeds of this offering in ways that increase the value of your investment;

∎	our expectations related to the use of proceeds from this offering, and estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

∎	our ability to maintain and establish collaborations;

∎	the potential benefits with the continued existence of licenses to Boehringer Ingelheim and Celgene, now Bristol-Myers Squibb;

∎	our financial performance;

∎	our ability to effectively manage our anticipated growth;

∎	developments relating to our competitors and our industry, including the impact of government regulation;

∎	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

∎	the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations; and

∎	other risks and uncertainties, including those listed under the section titled “Risk Factors.”

In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 11,764,706 shares of our common stock in this offering will be approximately $182.9 million, or approximately $210.8 million if the underwriters exercise their option to purchase 1,764,705 additional shares in full, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $10.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $15.8 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, as follows:

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approximately $115.0 million for the development of FT-4202 in SCD, including completion of our ongoing Phase I clinical trial and, subject to the results of our Phase I clinical trial, the initiation and conduct of our planned, global pivotal Phase II/III clinical trial through Phase III dose selection and Hb futility, and initiation and conduct of a clinical trial in beta thalassemia through an initial data readout;

∎	approximately $15.0 million for the advancement of FT-7051 in mCRPC through the dose escalation phase and into the dose expansion phase of our planned Phase I clinical trial; and

∎	the remaining proceeds for research, working capital and other general corporate purposes, including the completion of our noncore programs.

Based on our current plans, we believe our existing cash, cash equivalents and marketable securities, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through the fourth quarter of 2022.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. For example, we may use a portion of the net proceeds for the acquisition of businesses or technologies to continue to build our pipeline, our research and development capabilities and our intellectual property position, although we currently have no agreements, commitments or understandings with respect to any such transaction. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our research and development, the status of and results from non-clinical studies or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates or strategic opportunities that become available to us, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return. Our management will retain broad discretion in the application of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

DIVIDEND POLICY

In March 2019, pursuant to the terms of the Forma Therapeutics Holdings, LLC Fifth Amended and Restated Limited Liability Company Agreement, as amended, we declared and, in March 2019 and April 2019 made, a one-time distribution in the aggregate amount of approximately $44.0 million among various of our then-shareholders as a partial return of investment capital received by us in the Series A convertible preferred shares financing and Series B redeemable convertible preferred shares financing as well as a full return of investment capital received by us in the Series C1 redeemable convertible preferred shares financing.

The first $10.2 million was distributed to the holders of the Series C1 redeemable convertible preferred shares, consistent with the rights of the Series C1 redeemable convertible preferred shareholders, while the remaining funds were distributed to the holders of the Series A convertible preferred shares and Series B redeemable convertible preferred shares, pro rata, with amounts first applied to the unpaid preferred returns and then to the contribution account balances. In addition, as a result of the $44.0 million distribution, we were obligated to pay a one-time tax distribution of $1.4 million to certain holders of Common 1 and Enterprise.1 Incentive Shares as required by the terms of the Fifth Amended and Restated Limited Liability Company Agreement, as amended. We paid the tax distribution to the respective holders in September 2019.

We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors.

REORGANIZATION

On October 2, 2019, we completed a statutory conversion through which Forma Therapeutics Holdings, LLC, a Delaware limited liability company, converted into Forma Therapeutics Holdings, Inc., a Delaware corporation, under Section 265 of the Delaware General Corporation Law. Throughout this prospectus, we refer to these transactions and the related transactions enumerated below collectively as the “Reorganization.” To consummate the Reorganization, we filed a certificate of conversion and certificate of incorporation with the Secretary of State of the State of Delaware. In connection with the Reorganization:

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Holders of Series A convertible preferred shares of Forma Therapeutics Holdings, LLC received one share of Series A convertible preferred stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., or the Series A convertible preferred stock, for each outstanding Series A convertible preferred share held immediately prior to the Reorganization, with an aggregate of 2,304,815 shares of Series A convertible preferred stock issued in the Reorganization;

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Holders of Series B redeemable convertible preferred shares of Forma Therapeutics Holdings, LLC received either one share of Series B-1 convertible preferred stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., or the Series B-1 convertible preferred stock, or one share of Series B-2 convertible preferred stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., or the Series B-2 convertible preferred stock, for each outstanding Series B redeemable convertible preferred share held immediately prior to the Reorganization. The Series B-1 convertible preferred stock and Series B-2 convertible preferred stock were designated as two separate series of preferred stock upon Reorganization to reflect the different liquidation preferences accrued at the Reorganization date. The differences in liquidation preference were the result of differences in accrued preferred return based on different issuance dates and the distributions paid in March 2019 prior to Reorganization. An aggregate of 14,921,676 and 8,790,249 shares of Series B-1 convertible preferred stock and B-2 convertible preferred stock, respectively, were issued in the Reorganization;

∎

Holders of Series C1 redeemable convertible preferred shares of Forma Therapeutics Holdings, LLC received one share of Series C convertible preferred stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., or the Series C convertible preferred stock, for each outstanding Series C1 redeemable convertible preferred share held immediately prior to the Reorganization, with an aggregate of 6,452,619 shares of Series C convertible preferred stock issued in the Reorganization;

∎

Holders of Common 1 shares of Forma Therapeutics Holdings, LLC received one share of common stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., for each outstanding Common 1 share held immediately prior to the Reorganization, with an aggregate of 1,953,455 shares of common stock issued in the Reorganization;

∎

Holders of vested Enterprise.1 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested Enterprise 1 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., or Enterprise 1 Junior Stock. An aggregate of 564,055 shares of vested Enterprise 1 Junior Stock were issued in the Reorganization;

∎

Holders of vested Enterprise.2 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested Enterprise 2 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., or Enterprise 2 Junior Stock. An aggregate of 1,003,919 shares of vested Enterprise 2 Junior Stock were issued in the Reorganization;

∎

Holders of vested and unvested Enterprise.3 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested and unvested Enterprise 3 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., respectively, or Enterprise 3 Junior Stock. The unvested Enterprise 3 Junior Stock was issued with the same vesting terms as the unvested Enterprise.3 Incentive Shares held immediately prior to the Reorganization. An aggregate of 373,465 shares of unvested and vested Enterprise 3 Junior Stock were issued in the Reorganization;

∎

Holders of vested and unvested Enterprise.4 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested and unvested Enterprise 4 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., respectively, or Enterprise 4 Junior Stock. The unvested Enterprise 4 Junior

Stock was issued with the same vesting terms as the unvested Enterprise.4 Incentive Shares held immediately prior to the Reorganization. An aggregate of 337,243 shares of unvested and vested Enterprise 4 Junior Stock were issued in the Reorganization;

∎

Holders of vested and unvested Enterprise.5 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested and unvested Enterprise 5 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., respectively, or Enterprise 5 Junior Stock. The unvested Enterprise 5 Junior Stock was issued with the same vesting terms as the unvested Enterprise.5 Incentive Shares held immediately prior to the Reorganization. An aggregate of 434,023 shares of unvested and vested Enterprise 5 Junior Stock were issued in the Reorganization;

∎

Holders of vested and unvested Enterprise.6 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested and unvested Enterprise 6 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., respectively, or Enterprise 6 Junior Stock. The unvested Enterprise 6 Junior Stock was issued with the same vesting terms as the unvested Enterprise.6 Incentive Shares held immediately prior to the Reorganization. An aggregate of 253,851 shares of unvested and vested Enterprise 6 Junior Stock were issued in the Reorganization;

∎

Holder of warrants exercisable to purchase Series B redeemable convertible preferred shares of Forma Therapeutics Holdings, LLC received one warrant exercisable to purchase Series B-3 convertible preferred stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., or the Series B-3 convertible preferred stock, for each outstanding warrant exercisable to purchase Series B redeemable convertible preferred shares held immediately prior to the Reorganization, at the same exercise price immediately prior to the Reorganization, with an aggregate of warrants exercisable to purchase 299,999 Series B-3 convertible preferred stock issued in the Reorganization; and

∎

Holders of warrants exercisable to purchase Common 1 shares of Forma Therapeutics Holdings, LLC received one warrant exercisable to purchase common stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc. for each outstanding warrant exercisable to purchase Common 1 shares held immediately prior to the Reorganization, at the same exercise price immediately prior to the Reorganization, with an aggregate of warrants exercisable to purchase 594,482 shares of common stock issued in the Reorganization.

In connection with the Reorganization and the exchange of outstanding Series A convertible preferred shares, Series B and Series C1 redeemable convertible preferred shares for Series A, Series B-1, Series B-2 and Series C convertible preferred stock, respectively, the holders of Series A, Series B-1 and Series B-2 convertible preferred stock were no longer entitled to an additional preferred return subsequent to the date of the Reorganization. The holders of Series A, Series B-1 and Series B-2 convertible preferred stock retained the right to receive preferred returns in respect of dividends accrued on such shares prior to the Reorganization. Further, the holders of Series B-1, Series B-2 and Series C convertible preferred stock were no longer entitled to an optional redemption right. As a result of the payment of the full liquidation preference in conjunction with the March 2019 distribution, the Series C1 redeemable convertible preferred shares, and the Series C convertible preferred stock issued in exchange for the Series C1 redeemable convertible preferred shares, had no remaining liquidation preference and thereafter participate in any future distribution on a pro rata basis with the holders of Common 1 and common stock, respectively. The purpose of the Reorganization was to reorganize our corporate structure in a tax-neutral manner so that our company would continue as a corporation and so that our existing investors would own our capital stock rather than equity interests in a limited liability company.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2020:

∎	on an actual basis;

∎

on a pro forma basis to give effect to (i) the automatic conversion of 86,062,799 shares of our redeemable convertible and convertible preferred stock into an aggregate of 20,349,223 shares of common stock upon the closing of this offering, (ii) the automatic conversion of 2,635,430 shares of vested enterprise junior stock into an aggregate of 2,008,342 shares of common stock, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering; and (iii) the filing and effectiveness of our second amended and restated certificate of incorporation, which will occur upon the closing of this offering; and

∎

on a pro forma as adjusted basis to give further effect to the sale and issuance by us of 11,764,706 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated offering expenses payable by us.

You should read the information below in conjunction with the condensed consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	AS OF MARCH 31, 2020
(In thousands, except share and per share data)	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
Cash, cash equivalents and marketable securities	$142,436	$142,436	$325,347

Convertible preferred stock (Series A, Series B-1 and Series B-2), $0.001 par value; 26,016,740 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$37,835	—	—
Redeemable convertible preferred stock (Series D), $0.001 par value; 53,593,440 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding pro forma or pro forma as adjusted	102,232	—	—
Stockholders’ equity:
Convertible preferred stock (Series C), $0.001 par value; 6,452,619 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	385	—	—
Common stock, $0.001 par value; 138,000,000 shares authorized; 2,548,433 shares issued and outstanding, actual; 138,000,000 shares authorized, pro forma; 25,014,840 shares issued and 24,905,998 shares outstanding, pro forma; 138,000,000 shares authorized, pro forma as adjusted; 36,779,546 shares issued and 36,670,704 shares outstanding, pro forma as adjusted	2	24	36
Enterprise junior stock, $0.001 par value; 12,081,952 shares authorized, 2,824,217 shares issued, and 2,635,430 shares outstanding; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3	—	—
Additional paid-in capital (2)	2,341	142,131	325,019
Retained earnings	26,034	26,034	26,034

Total stockholders’ equity	28,765	168,189	351,089

Total capitalization	$168,832	$168,189	$351,089

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $10.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) cash, cash equivalents and marketable securities, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $15.8 million, assuming the assumed initial public offering price of $17.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Additional paid-in capital pro forma and pro forma as adjusted include the effect of the automatic conversion of outstanding warrants to purchase our Series B-3 convertible preferred stock into warrants to purchase our common stock, and the resulting impact of the revaluation of the warrant liability on additional paid-in capital upon completion of our initial public offering.

The actual pro forma and pro forma as adjusted information set forth in the table above excludes each of the following:

∎	3,890,596 shares of common stock issuable upon the exercise of options outstanding under our 2019 Stock Incentive Plan at a weighted average exercise price of $5.24 per share as of March 31, 2020;

∎

188,787 shares of unvested enterprise junior stock that will automatically convert into 108,842 shares of restricted common stock upon completion of our initial public offering assuming an initial public offering price of $17.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus;

∎	1,536,285 shares of common stock reserved for issuance under our 2019 Stock Incentive Plan as of March 31, 2020;
∎

3,436,632 shares of our common stock that will become available for issuance under the 2020 Stock Option and Incentive Plan in connection with the effectiveness of the registration statement of which this prospectus is a part; and

∎

367,545 shares of our common stock that will become available for issuance under the 2020 Employee Stock Purchase Plan in connection with the effectiveness of the registration statement of which this prospectus is a part.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of March 31, 2020, our historical net tangible book value was $28.8 million, or $11.29 per share. Our historical net tangible book value represents total tangible assets less total liabilities and convertible preferred stock, all divided by 2,548,433 shares of common stock outstanding on March 31, 2020.

Our pro forma net tangible book value as of March 31, 2020 was $168.2 million, or $6.72 per share, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible and convertible preferred stock into 20,349,223 shares of our common stock upon the completion of this offering (including 2,505,825 shares of non-voting common stock). After giving effect to the sale of 11,764,706 shares of common stock offered in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, as well as the automatic conversion of 2,824,217 shares of our enterprise junior stock into an aggregate of 2,008,342 shares of common stock and 108,842 shares of restricted common stock, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been $351.1 million, or $9.55 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.83 per share to existing stockholders and an immediate dilution of $7.45 per share to new investors in this offering, or approximately 43.8% of the assumed initial public offering price of $17.00 per share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$17.00
Historical net tangible book value per share as of March 31, 2020	$11.29
(Decrease) per share attributable to the pro forma adjustments described above	(4.57)

Pro forma net tangible book value per share as of March 31, 2020, before giving effect to this offering	6.72
Increase in pro forma as adjusted net tangible book value per share attributable to this offering	2.83

Pro forma as adjusted net tangible book value per share after giving effect to this offering		9.55

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$7.45

A $1.00 increase in the assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value by $0.28 per share and the dilution to investors participating in this offering by $0.72 per share whereas a decrease in the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease the net tangible book value per share by $(0.29) and the dilution to investors participating in this offering by $(0.71) per share, both assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million shares in the number of shares offered by us in this offering would increase the pro forma as adjusted net tangible book value by $0.16 per share and decrease the dilution to investors participating in this offering by $(0.16) per share whereas each decrease of 1.0 million shares in the number of shares offered by us in this offering would decrease the pro forma as adjusted net tangible book value by $(0.18) per share and increase the dilution to investors participating in this offering by $0.18 per share, both assuming the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2020, the differences between the number of shares of common stock purchased from us on an as converted basis, the total cash consideration paid and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, at the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT (IN THOUSANDS)	PERCENT
Existing stockholders	25,014,840	68.0%	$144,032	41.9%	$5.76
New investors participating in this offering	11,764,706	32.0	200,000	58.1	17.00

Total	36,779,546	100.0%	$344,032	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors in this offering by approximately $11.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us in this offering would increase (decrease) the total consideration paid by investors in this offering by approximately $17.0 million, assuming the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own 64.9% and our new investors would own 35.1% of the total number of shares of our common stock outstanding after this offering.

The above discussion and tables are based on 2,548,433 shares of common stock issued and outstanding as of March 31, 2020 and gives effect to the conversion of all of our outstanding preferred stock into shares of our common stock (including non-voting common stock), and the conversion our enterprise junior stock into shares of common stock and restricted common stock, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, upon the completion of this offering and excludes:

∎	3,890,596 shares of common stock issuable upon exercise of options outstanding under our 2019 Stock Incentive Plan at a weighted-average exercise price of $5.24 per share as of March 31, 2020;

∎

299,999 shares of Series B-3 convertible preferred stock issuable upon the exercise of warrants to purchase Series B-3 convertible preferred stock at a weighted average price of $1.20 per share as of March 31, 2020, which will automatically convert into warrants to purchase 70,133 shares of common stock at a weighted average price of $5.13 per share following the closing of this offering;

∎	1,536,285 shares of common stock reserved for issuance under our 2019 Stock Incentive Plan as of March 31, 2020;

∎

3,436,632 shares of common stock to be reserved for future issuance under our 2020 Stock Option and Incentive Plan in connection with the effectiveness of the registration statement of which this prospectus forms a part; and

∎

367,545 shares of common stock to be reserved for future issuance under our 2020 Employee Stock Purchase Plan in connection with the effectiveness of the registration statement of which this prospectus forms a part.

To the extent that outstanding options or warrants are exercised or shares are issued under our equity incentive plans, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL INFORMATION

The statement of operations data for the years ended December 31, 2018 and 2019 and the balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2019 and 2020 and the balance sheet data as of March 31, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements include all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of such financial data. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in the future for a full year or any interim period.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Statement of Operations Data:
Collaboration revenue	$164,090	$100,557	$72,009	$—
Operating expenses:
Research and development	132,859	111,315	28,650	23,210
General and administrative	21,539	24,402	4,918	8,933
Restructuring charges	—	5,290	4,226	83

Total operating expenses	154,398	141,007	37,794	32,226

Income (loss) from operations	9,692	(40,450)	34,215	(32,226)
Other income:
Gain on Hit Discovery divestiture	—	—	—	23,312
Interest income	3,686	2,850	1,197	641
Other expense, net	482	959	301	18

Total other income, net	4,168	3,809	1,498	23,971

Income (loss) before tax	13,860	(36,641)	35,713	(8,255)

Income tax expense (benefit)	8,568	(1,848)	108	(19,485)

Net income (loss) and comprehensive income (loss)	$5,292	$(34,793)	$35,605	$11,230

Net income allocable to shares of Common 1, basic (1)	$93		$5,681

Net income (loss) allocable to shares of Common 1, diluted (1)	$(391)		$5,371

Net income (loss) allocable to shares of common stock, basic (1)		$(52,747)		$5,838

Net income (loss) allocable to shares of common stock, diluted (1)		$(53,709)		$7,754

Net income (loss) per share of Common 1: (1)
Basic	$0.04		$2.23

Diluted	$(0.15)		$2.08

Net income (loss) per share of common stock (1)
Basic		$(20.70)		$2.29

Diluted		$(21.08)		$0.36

Weighted-average shares Common 1 outstanding (1)
Basic	2,547,924		2,547,924

Diluted	2,606,651		2,584,814

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Weighted-average shares of common stock outstanding(1)
Basic		2,547,927		2,548,079

Diluted		2,547,927		21,392,760

Pro forma net income (loss) per share of common stock (1)

Basic		$ (3.15)		$0.45

Diluted		$ (3.15)		$0.42

Pro forma weighted-average shares of common stock (1)

Basic		11,344,090		24,895,966

Diluted		11,344,090		26,706,352

(1)	Refer to our audited consolidated statements of operations and comprehensive income (loss) and Note 2 thereto and our unaudited condensed consolidated statements of operations and comprehensive income and Note 2 thereto included elsewhere in this prospectus for further details on the calculation of net income per share of Common 1, basic and diluted, and net loss per share of common stock, basic and diluted, and the weighted-average shares used in the computation of the per share amounts.

	AS OF DECEMBER 31,		AS OF MARCH 31,
	2018	2019	2020
	(in thousands)
Balance sheet data:
Cash, cash equivalents and marketable securities	$152,299	$173,180	$142,436
Working capital (2)	21,665	152,445	154,748
Total assets	263,241	183,035	192,383
Redeemable convertible and convertible preferred securities outside of stockholders’ equity	66,453	138,131	140,067
Total stockholders’ (deficit) equity	(48,869)	18,246	28,765

(2)	We define working capital as current assets, less current liabilities. Refer to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics to transform the lives of patients with rare hematologic diseases and cancers. Our drug discovery expertise has generated a pipeline of small molecule product candidates focused on indications with significant unmet patient need. Our pipeline consists of six product candidates, two of which we are pursuing as core product candidates for development, FT-4202 for the treatment of sickle cell disease, or SCD, and other hemoglobinopathies, and FT-7051 for the treatment of metastatic castration-resistant prostate cancer, or mCRPC. In addition to our core product candidates, we are simultaneously pursuing partnerships for our non-core product candidates, which include FT-2102, a selective inhibitor for cancers with isocitrate dehydrogenase 1 gene, or IDH1, mutations and FT-4101 and FT-8225, both of which are selective fatty acid synthase, or FASN, inhibitors. Additionally, we have licensed exclusively two programs each to Boehringer Ingelheim International GmbH, or Boehringer Ingelheim, and Celgene Corporation, now Bristol-Myers Squibb Company, or Celgene, based on molecules that we discovered.

Since our founding in 2007, we have devoted substantially all of our resources to the research and development of our drug discovery technology, developing our pipeline, building our intellectual property portfolio and raising capital. To date, we have financed our operations primarily with proceeds from our license and collaboration agreements and through the issuance and sale of our preferred shares and preferred stock to outside investors.

We are a Delaware corporation that was incorporated on October 2, 2019. As more fully described in the section of this prospectus titled “Reorganization,” on October 2, 2019, we completed a statutory conversion, which we refer to as the Reorganization, through which Forma Therapeutics Holdings, LLC, a Delaware limited liability company formed in December 2011, converted into Forma Therapeutics Holdings, Inc., a Delaware corporation. As part of the Reorganization, each share of Series A convertible preferred shares, Series B redeemable convertible preferred shares, Series C1 redeemable convertible preferred shares and Common 1 shares of Forma Therapeutics Holdings, LLC issued and outstanding immediately prior to the Reorganization was exchanged for shares of Series A convertible preferred stock, Series B-1 convertible preferred stock or Series B-2 convertible preferred stock, Series C convertible preferred stock and common stock, respectively, of Forma Therapeutics Holdings, Inc. on a one-for-one basis, with the significant rights and preferences of the securities held before and after the Reorganization being substantially the same. Previously outstanding vested Enterprise.1 Incentive Shares, vested Enterprise.2 Incentive Shares, vested and unvested Enterprise.3 Incentive Shares, vested and unvested Enterprise.4 Incentive Shares, vested and unvested Enterprise.5 Incentive Shares and vested and unvested Enterprise.6 Incentive Shares of Forma Therapeutics Holdings, LLC were exchanged for an equal number of vested Enterprise 1 Junior Stock, vested Enterprise 2 Junior Stock, vested and unvested Enterprise 3 Junior Stock, vested and unvested Enterprise 4 Junior Stock, vested and unvested Enterprise 5 Junior Stock and vested and unvested Enterprise 6 Junior Stock, respectively. The unvested enterprise junior stock was issued with the same vesting terms as the unvested enterprise incentive shares held immediately prior to the Reorganization. Outstanding warrants to purchase shares of Series B redeemable convertible preferred shares and Common 1 shares of Forma Therapeutics Holdings, LLC were exchanged on a one-for-one basis for warrants to purchase shares of Series B-3 convertible preferred stock and common stock, respectively, with the same exercise price and substantially the same terms of the outstanding warrants held immediately before the Reorganization. Upon consummation of the Reorganization, the historical consolidated financial statements of Forma Therapeutics Holdings, LLC became the historical consolidated financial statements of Forma Therapeutics Holdings, Inc., the entity whose shares are being offered in this offering. Except as otherwise indicated, or the context requires, all information in this filing is presented giving effect to the Reorganization.

To date, we have not had any products approved for sale and have not generated any revenue from product sales, and do not expect to do so for several years, if at all. All of our programs are still in preclinical or clinical development. Our ability to generate product revenue will depend on the successful development and eventual commercialization of one or more of our product candidates. Since our inception, all of our revenue has been generated from our license and collaboration agreements with third parties. We have experienced periods of both income and loss and positive and negative cash flows from operations since inception. Our net income (loss) was $5.3 million and ($34.8 million) for the years ended December 31, 2018 and 2019, respectively, and $35.6 million and $11.2 million for the three months ended March 31, 2019 and 2020, respectively. As of December 31, 2019 and March 31, 2020, our retained earnings was $16.7 million and $26.0 million, respectively. In March 2019, we declared, and in March 2019 and April 2019 made, a one-time distribution in the aggregate amount of approximately $44.0 million among various of our then-shareholders as a partial return of investment capital. We expect to incur significant expenses and operating losses for the foreseeable future. In addition, we anticipate incurring significant expenses, which may increase, in connection with our ongoing activities, as we:

∎	complete preclinical studies, initiate and complete clinical trials for product candidates;

∎	continue enrollment in and proceed with the expansion cohorts of our ongoing Phase I clinical trial for FT-4202 for the treatment of SCD;

∎	prepare for and initiate our planned, global pivotal Phase II/III clinical trial of FT-4202 in SCD;

∎	prepare for and initiate our planned clinical trial of FT-4202 in patients with beta thalassemia;

∎	advance our planned clinical programs for FT-7051 for the treatment of mCRPC;

∎	contract to manufacture our product candidates;

∎	advance research and development related activities to expand our product pipeline;

∎	seek regulatory approval for our core product candidates that successfully complete clinical development;

∎

develop and scale up our capabilities to support our ongoing preclinical activities and clinical trials for our drug candidates and commercialization of any of our drug candidates for which we obtain marketing approval;

∎	maintain, expand, enforce, defend and protect our intellectual property portfolio;

∎	hire additional staff, including clinical, scientific and management personnel;

∎	take temporary precautionary measures to help minimize the risk of the coronavirus disease COVID-19 to our employees and patients who enroll in our studies;

∎	secure facilities to support continued growth in our research, development and commercialization efforts; and

∎	incur additional costs associated with operating as a public company upon the completion of this offering.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain marketing approval for our drug candidates. Business interruptions resulting from the coronavirus outbreak or similar public health crises could cause a disruption of the development of our product candidates and our business. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution.

The lengthy process of securing marketing approvals for new drugs requires the expenditure of substantial resources. Any delay or failure to obtain regulatory approvals would materially adversely affect our product candidate development efforts and our business overall. Given the inherent uncertainties of pharmaceutical product development, we cannot estimate with any degree of certainty the likelihood, timing or cost of obtaining regulatory approval and marketing our product candidates.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through equity offerings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other collaboration agreements or strategic transactions when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of March 31, 2020, we had $142.4 million of cash, cash equivalents and marketable securities. To date, we have primarily financed our operations through proceeds from our license and collaboration agreements and the sale of preferred shares and preferred stock to outside investors. We have experienced significant negative cash flows from operations during the twelve months ended December 31, 2019 and three months ended March 31, 2020. We do not expect to experience any significant positive cash flows from our existing collaboration agreements and do not expect to have any product revenue in the near term. We expect to incur substantial operating losses and negative cash flows from operations for the foreseeable future as we continue to invest significantly in research and development of our programs. As a result, there is a significant degree of uncertainty as to how long our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations. These conditions raise substantial doubt about our ability to continue as a going concern for a period of at least one year from the date our condensed consolidated financial statements are issued. See Note 1 to our condensed consolidated financial statements appearing elsewhere in this prospectus for additional information on our assessment of our ability to continue as a going concern.

Financial Operations Overview

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. Our revenue has been primarily derived from collaboration agreements to discover, develop, and commercialize drug candidates. During the years ended December 31, 2018 and 2019, revenue primarily related to the delivery of research and development services and license rights under our collaboration agreements with Celgene which was recognized over the period in which the related research services were performed and certain milestones achieved under agreements with other collaborators. Our collaboration arrangements with Celgene were all terminated in December 2018, upon which we entered into a worldwide license agreement with Celgene for FT-1101 and USP30 which were delivered during the year ended December 31, 2019. We expect revenue for the next several years will be derived primarily from milestone payments under our existing license agreements with Celgene and Boehringer Ingelheim, if Celgene or Boehringer Ingelheim achieve certain specified research, development and regulatory milestones in their ongoing development of our licensed compounds and potential royalties upon future sales of these licensed compounds, as well as other collaboration and license agreements that we may enter in the future, if any.

Operating Expenses

Research and Development Expense

Research and development expense consists of expenses incurred in connection with the discovery and development of our product candidates, including the conduct of preclinical and clinical studies and product development, which are expensed as they are incurred. These expenses consist primarily of:

∎	compensation, benefits, including equity-based compensation, and other employee related expenses;

∎	supplies to support our internal research and development efforts;

∎	research and development related facility and depreciation costs; and

∎	third-party contract costs relating to research, process and formulation development, preclinical and clinical studies and regulatory operations.

We track direct research and development expenses, consisting principally of external costs, such as costs associated with contract research organizations and manufacturing of preclinical and clinical drug product and other outsourced research and development expenses to specific product programs once a product candidate has been selected. We do not allocate internal research and development expenses consisting of employee and contractor-related costs, costs associated with our research and facility expenses, including depreciation or other indirect costs, to specific product candidate programs because these costs are deployed across multiple product candidate programs under research and development and, as such, are separately classified. The table below summarizes our research and development direct expenses for non-partnered product candidates and both external and internal costs for partnered programs and those costs that were unallocated to programs for the periods presented (in thousands):

	DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2018	2019	2019	2020
FT-4202	$4,903	$10,560	$1,421	$3,709
FT-7051	5,310	4,446	1,475	570
FT-2102	26,289	36,954	7,062	7,225
FT-4101	1,559	3,985	706	312
FT-8225	3,597	5,034	1,168	1,062
External predevelopment and unallocated expenses	26,606	13,054	5,416	1,221
Internal research and development expenses	64,595	37,282	11,402	9,111

	$132,859	$111,315	$28,650	$23,210

We invest carefully in our pipeline, and the commitment of funding for each subsequent stage of our development programs is dependent upon the receipt of clear, supportive data. We anticipate that we will make determinations as to which additional programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical data of each product candidate, as well as the competitive landscape and ongoing assessments of such product candidate’s commercial potential. We expect our research and development costs will be substantial for the foreseeable future. We expect costs associated with our core FT-4202 and FT-7051 programs to increase as the programs progress through clinical trials and new programs progress toward the filing of an IND and into development. We expect costs associated with FT-2102, FT-4101 and FT-8225 to decrease in the second half of the year as we complete clinical trial and IND preparation activities for FT-4101 and FT-8225, respectively and progress the ongoing clinical trials for FT-2102 in AML and solid tumors towards completion. We do not expect costs associated with these programs to increase meaningfully after these activities are completed unless and until a partnership or collaboration arrangement is established.

At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, any of our product candidates. This is due to the numerous risks and uncertainties associated with drug development, including the uncertainty of:

∎	our ability to add and retain key research and development personnel;

∎	our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize FT-4202 and FT-7051;

∎	our successful enrollment in and completion of clinical trials, including our ability to generate positive data from any such clinical trials;

∎	our ability to establish an appropriate safety profile with IND-enabling toxicology and other preclinical studies for FT-7051;

∎	the costs associated with the development of any additional development programs we identify in-house or acquire through collaborations or other arrangements;

∎	our ability to discover, develop and utilize biomarkers to demonstrate target engagement, pathway engagement and the impact on disease progression, as applicable, of our product candidates;

∎	our ability to establish and maintain agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing;

∎	the ability to obtain clearance or approval of companion diagnostic tests, if required, on a timely basis, or at all;

∎	obtaining and maintaining third-party coverage and adequate reimbursement, if FT-4202 or FT-7051 is approved;

∎	acceptance of our core lead product candidates, if and when approved, by patients, the medical community and third-party payors;

∎	effectively competing with other therapies, if FT-4202 or FT-7051 is approved;

∎	our ability to obtain and maintain patent, trade secret and other intellectual property protection for FT-4202 and FT-7051 and regulatory exclusivity for FT-4202 and FT-7051 if and when approved;

∎	our receipt of marketing approvals for FT-4202 and FT-7051 from applicable regulatory authorities; and

∎	the continued acceptable safety profiles of our core lead products following approval.

A change in any of these variables with respect to any of our programs would significantly change the costs, timing and viability associated with that program.

General and Administrative Expense

General and administrative expense consists primarily of salaries and other related costs, including equity-based compensation, for personnel in our executive, finance, legal, business development and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and administrative consulting services; insurance costs; administrative travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs. These costs relate to the operation of the business, unrelated to the research and development function, or any individual program.

Our general and administrative expenses may increase in the future as our organization and headcount needed to support our research and development activities grows and the potential commercialization of our product candidates, if approved. We also expect to incur increased expenses associated with being a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and Securities Exchange Commission, or SEC, requirements, director and officer insurance costs, and investor and public relations costs. We also expect to incur additional intellectual property-related expenses as we file patent applications to protect innovations arising from our research and development activities.

Restructuring Charges

Restructuring charges consist of termination costs, including employee severance, health benefits, and outplacement services, incurred as a result of our January 2019 organization realignment. See Note 9 to our consolidated financial statements and condensed consolidated financial statements, both appearing elsewhere in this prospectus for additional information on our restructuring charges.

Interest Income

Interest income consists of interest generated from our marketable securities, amortization and accretion of purchase premiums and discounts associated with our investments, and the accretion of the carrying value of the installment receivable from the divestiture of our hit discovery capabilities, or Hit Discovery, to Integral Health, Inc., or Integral Health, to its fair value.

Gain on Hit Discovery Divestiture

Gain on Hit Discovery divestiture consists of the gain recognized on the divestiture of our Hit Discovery capabilities and represents the fair value of the consideration received in excess of net assets sold.

Other Income, Net

Other income, net primarily consists of gains and losses recognized from recording our warrants at fair value.

Income Taxes

Prior to the Reorganization, we were treated as a “pass-through” entity for federal income tax purposes and thus did not pay federal income taxes. However, our subsidiaries were corporations for income tax purposes and recorded income taxes using the asset and liability method. Income, gains and losses distributed from our subsidiaries was allocated to the holders of our preferred shares and Common 1 shares. Subsequent to the Reorganization, we are a corporation for federal income tax purposes and subject to income taxes.

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. Among other things, the CARES Act permits corporate taxpayers to carryback net operating losses (“NOLs”) originating in 2018 through

2020 to each of the five preceding tax years. Further, the CARES Act removed the 80% taxable income limitation on utilization of those NOLs allowing corporate taxpayers to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Such changes will result in the generation of refunds of previously paid income taxes which are expected to be received over the next eighteen months. We anticipate filing a refund claim to carryback NOLs related to our 2018, 2019, and 2020 tax year to 2015, 2016, 2017 and 2018 tax year for federal tax purposes which will result in an anticipated refund of $30.3 million.

Income tax expense is comprised of domestic (US federal and state) income taxes at the applicable tax rates adjusted for non-deductible expenses, research and development tax credits, and other permanent differences. Our income tax provision may be significantly affected by changes to our estimates.

Results of Operations

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our consolidated statements of operations for each period presented (in thousands):

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	$
Collaboration revenue (1)	$164,090	$100,557	$(63,533)
Operating expenses:
Research and development	132,859	111,315	(21,544)
General and administrative	21,539	24,402	2,863
Restructuring charges	—	5,290	5,290

Total operating expenses	154,398	141,007	(13,391)
Income (loss) from operations	9,692	(40,450)	(50,142)
Other income:
Interest income	3,686	2,850	(836)
Other income, net	482	959	477

Total other income, net	4,168	3,809	(359)
Income (loss) before taxes	13,860	(36,641)	(50,501)

Income tax expense (benefit)	8,568	(1,848)	(10,416)

Net income (loss)	$5,292	$(34,793)	$(40,085)

(1)	Collaboration revenue for the year ended December 31, 2019 was calculated in accordance with ASC 606, Revenue from contracts with customers. For the year ended December 31, 2018, Collaboration revenue was calculated in accordance with ASC 605, Revenue Recognition.

Collaboration Revenue

Collaboration revenue decreased by approximately $63.5 million from $164.1 million for the year ended December 31, 2018 compared to $100.6 million for the year ended December 31, 2019. The decrease was primarily due to the termination of our collaboration agreements with Celgene in 2018 and completion of the performance obligations under our license agreements with Celgene in 2019.

Research and Development Expense

The following table summarizes our research and development expenses for each period presented (in thousands):

	YEAR ENDED DECEMBER 31,		CHANGE
	2018	2019	($)
FT-4202	$4,903	$10,560	$5,657
FT-7051	5,310	4,446	(864)
FT-2102	26,289	36,954	10,665
FT-4101	1,559	3,985	2,426
FT-8225	3,597	5,034	1,437
External predevelopment and unallocated expenses	26,606	13,054	(13,552)
Internal research and development expenses	64,595	37,282	(27,313)

Total research and development expense	$132,859	$111,315	$(21,544)

Research and development expense decreased by $21.5 million from $132.9 million for the year ended December 31, 2018 to $111.3 million for the year ended December 31, 2019.

The decrease in research and development expense was primarily attributable to a $27.3 million decrease in spending on internal research and development expenses primarily due to restructuring in January 2019 and reprioritization of research and development, and a $13.6 million decrease in spending on external predevelopment candidate expenses and unallocated expenses due to reprioritization of research and development and the reduction of research activities following the termination of the Celgene collaboration. These decreases were partially offset by a $10.7 million increase in research and development expenses related to FT-2102 due to the conduct of our registration Phase II study in acute myeloid leukemia, our exploratory Phase I study in solid tumors and clinical product manufacturing, a $5.7 million increase in research and development expenses related to FT-4202 due to the initiation of our Phase I trial and clinical product manufacturing, a $2.4 million increase in research and development expense related to FT-4101 due to the conduct of our Phase I/II study and a $1.4 million increase in research and development expenses related to FT-8225 due to clinical product manufacturing and toxicology.

General and Administrative Expense

General and administrative expense increased by approximately $2.9 million from $21.5 million for the year ended December 31, 2018 to $24.4 million for the year ended December 31, 2019.

The increase in general and administrative expense was primarily attributable to a $1.9 million increase in personnel-related costs due to executive and staff hiring, recruiting and relocation costs; a $2.1 million increase in professional fees driven primarily by increases in consulting, communications, audit and tax costs; and a $0.4 million increase in other related general and administrative costs, partially offset by a decrease in stock-based compensation of $0.8 million and a decrease in facilities and IT related expenses of $0.7 million.

Restructuring Charges

In the year ended December 31, 2019, we incurred restructuring charges of approximately $5.3 million due to termination costs, including employee severance, health benefits, and outplacement services associated with our January 2019 organization realignment.

Interest Income

Interest income decreased by approximately $0.8 million from $3.7 million for the year ended December 31, 2018 compared to $2.9 million for the year ended December 31, 2019. The decrease was primarily due to the maturity of our marketable securities during the year ended December 31, 2019, which are now held as cash and cash equivalents.

Other Income, Net

Other income, net increased by $0.5 million from $0.5 million for the year ended December 31, 2018 compared to $1.0 million for the year ended December 31, 2019. The increase was primarily due to a gain resulting from the remeasurement of our outstanding warrants to purchase preferred securities.

Comparison of the Three Months Ended March 31, 2019 and 2020

The following table summarizes our condensed consolidated statements of operations for each period presented (in thousands):

	THREE MONTHS ENDED MARCH 31,		CHANGE
	2019	2020	$
Collaboration revenue	$72,009	$—	$(72,009)
Operating expenses:
Research and development	28,650	23,210	(5,440)
General and administrative	4,918	8,933	4,015
Restructuring charges	4,226	83	(4,143)

Total operating expenses	37,794	32,226	(5,568)
Income (loss) from operations	34,215	(32,226)	(66,441)
Other income:
Gain on Hit Discovery divestiture	—	23,312	23,312
Interest income	1,197	641	(556)
Other income, net	301	18	(283)

Total other income, net	1,498	23,971	22,473
Income (loss) before taxes	35,713	(8,255)	(43,968)

Income tax expense (benefit)	108	(19,485)	(19,593)

Net income	$35,605	$11,230	$(24,375)

Collaboration Revenue

We recognized $72.0 million of collaboration revenue for the quarter ended March 31, 2019. There was no collaboration revenue for the quarter ended March 31, 2020. The decrease was primarily due to the termination of our collaboration agreements with Celgene in 2018 and revenue recognized based on progress towards our completion of the performance obligations under our license agreements with Celgene in 2019.

Research and Development Expense

The following table summarizes our research and development expenses for each period presented (in thousands):

	THREE MONTHS ENDED MARCH 31,		CHANGE
	2019	2020	($)
FT-4202	$1,421	$3,709	$2,288
FT-7051	1,475	570	(905)
FT-2102	7,062	7,225	163
FT-4101	706	312	(394)
FT-8225	1,168	1,062	(106)
External predevelopment and unallocated expenses	5,416	1,221	(4,195)
Internal research and development expenses	11,402	9,111	(2,291)

Total research and development expense	$28,650	$23,210	$(5,440)

Research and development expense decreased by $5.4 million from $28.7 million for the quarter ended March 31, 2019 to $23.2 million for the quarter ended March 31, 2020.

The decrease in research and development expense was primarily attributable to a $2.3 million decrease in spending on internal research and development expenses primarily due to restructuring in January 2019 and reprioritization of research and development, a $4.2 million decrease in spending on external predevelopment candidate expenses and unallocated expenses due to reprioritization of research and development and the reduction of research activities following the termination of the Celgene collaboration, a $0.9 million decrease in spending on FT-7051 related to timing of product manufacturing, and a decrease of $0.4 million in FT-4101 due to lower Phase I/II study costs. These decreases were partially offset by a $2.3 million increase in research and development expenses related to FT-4202 due to the conduct of our Phase I trial and clinical product manufacturing.

General and Administrative Expense

General and administrative expense increased by approximately $4.0 million from $4.9 million for the quarter ended March 31, 2019 to $8.9 million for the quarter ended March 31, 2020.

The increase in general and administrative expense was primarily attributable to a $0.7 million increase in personnel-related costs due to executive and staff hiring, recruiting and relocation costs; a $2.6 million increase in professional fees driven primarily by increases in consulting, communications, audit and tax costs; a $0.4 million increase in stock-based compensation; and a $0.3 million increase in other related general and administrative costs.

Restructuring Charges

In the quarter ended March 31, 2019, we incurred restructuring charges of approximately $4.2 million due to termination costs, including employee severance, health benefits, and outplacement services associated with our January 2019 organization realignment. In the quarter ended March 31, 2020, we incurred $0.1 million of additional severance costs related to the restructuring.

Interest Income

Interest income decreased by approximately $0.6 million from $1.2 million for the quarter ended March 31, 2019 compared to $0.6 million for the quarter ended March 31, 2020. The decrease was primarily due to a decrease in outstanding investments, partially offset by interest income from the proceeds from our Series D redeemable convertible preferred stock financing being invested into marketable securities and cash equivalents.

Gain on Hit Discovery divestiture

In the quarter ended March 31, 2020, we recognized a gain of $23.3 million related to the divestiture of our Hit Discovery capabilities. See Note 15 to our condensed consolidated financial statements, appearing elsewhere in this prospectus for additional information on the gain on Hit Discovery divestiture.

In the quarter ended March 31, 2019, we recorded a gain on the remeasurement of our outstanding warrants to purchase preferred securities of $0.3 million.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have financed our operations primarily with proceeds from our license and collaboration agreements and through the issuance and sale of our preferred shares and preferred stock to outside investors. From inception through March 31, 2020, we have raised an aggregate of $144.0 million in gross proceeds from sales of our preferred shares and preferred stock and approximately $895.8 million in proceeds from our collaboration arrangements with third parties. As of March 31, 2020, we had cash, cash equivalents and marketable securities of $142.4 million.

Continued cash generation is highly dependent on our ability to establish new third-party collaborators, through out-licensing of non-core assets and from potential milestones from existing out-licensed programs with Celgene and Boehringer Ingelheim, in addition to our ability to finance our operations through a combination of equity offerings, debt financings, collaboration arrangements and strategic transactions. Although we have been profitable in prior years, due to our significant research and development expenditures and the termination of certain collaboration arrangements, we have experienced periods of negative cash flows from operations, even in periods of operating income. For the year ended December 31, 2019 and quarter ended March 31, 2020, we experienced a loss from operations and negative cash flows from operations. We anticipate there may be significant variability from year-to-year in our profitability, particularly as we move forward with our clinical-stage programs. We do not expect to generate revenue from product sales for several years, if at all.

Cash Flows

The following table summarizes our sources and uses of cash for each period presented (in thousands):

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2018	2019	2019	2020
Net cash provided by (used in):
Operating activities	$(132,830)	$(34,490)	$35,720	$(33,419)
Investing activities	99,094	69,417	(61,450)	(29,318)
Financing activities	—	54,805	(28,239)	(235)

Net increase (decrease) in cash, cash equivalents and restricted cash	$(33,736)	$89,732	$(53,969)	$(62,972)

Operating Activities

We derive cash flows from operating activities primarily from cash collected from collaboration agreements and strategic transactions. Our cash flows from operating activities are greatly influenced by our use of cash for operating expenses and working capital requirements to support the business. We have historically experienced negative cash flows from operating activities as we invested in developing our platform, drug discovery efforts and related infrastructure.

Net cash used in operating activities decreased by approximately $98.3 million from $132.8 million for the year ended December 31, 2018 to $34.5 million for the year ended December 31, 2019. The decrease was primarily attributable to the reduction in accounts receivable due to cash payments received pursuant to the license agreements with Celgene. Net cash used in operating activities increased by $69.1 million from $35.7 million provided by operating activities in the quarter ended March 31, 2019 compared to $33.4 million used in the quarter ended March 31, 2020. The decrease was primarily attributable to the reduction in accounts receivable due to cash payments received during 2019 pursuant to the license agreements with Celgene.

Investing Activities

Net cash provided by investing activities decreased by approximately $29.7 million from $99.1 million for the year ended December 31, 2018 to $69.4 million for the year ended December 31, 2019. The decrease was primarily attributable to a $44.3 million decrease in proceeds from the maturity of marketable securities, partially offset by a $2.9 million decrease in purchases of property and equipment and an $11.7 million decrease in purchases of held-to-maturity marketable securities.

Net cash used in investing activities decreased by approximately $32.2 million from $61.5 million for the quarter ended March 31, 2019 to $29.3 million for the quarter ended March 31, 2020. The decrease was primarily attributable to a $45.5 million decrease in proceeds from the maturity of marketable securities, partially offset by $2.8 million of net proceeds from the Hit Discovery divestiture, a $0.3 million decrease in purchases of property and equipment, and a $74.5 million decrease in purchases of held-to-maturity marketable securities.

Financing Activities

For the year ended December 31, 2019, our net cash provided by financing activities was $54.8 million primarily attributable to $100.0 million of proceeds from the issuance and sale of Series D redeemable convertible preferred stock, partially offset by $45.4 million of distributions paid to equity holders.

For the quarter ended March 31, 2019, our net cash used in financing activities was primarily attributable to the distribution to holders of redeemable convertible and convertible preferred shares with minimal financing activities during the quarter ended March 31, 2020.

Plan of Operation and Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing research and development activities, particularly as we advance the preclinical and clinical activities of our programs. If we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution, which costs we might offset through entry into collaboration agreements with third parties. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. As a result, we expect to incur substantial operating losses and negative operating cash flows in the foreseeable future.

Based on our current operating plan, we expect that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities of $142.4 million at March 31, 2020, will be sufficient to finance our operating expenses and capital expenditure requirements through the fourth quarter of 2022. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with product development, and because the extent to which we may receive payments under collaboration arrangements or enter into collaborations with third parties is unknown, we may incorrectly estimate the timing and amounts of operating expenses and capital expenditures. Our future capital requirements will depend on many factors, including, but not limited to:

∎	the scope, progress, results and costs of preclinical studies and clinical trials for our programs;

∎	the number and characteristics of programs and technologies that we develop or may in-license;

∎	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

∎

the costs necessary to obtain regulatory approvals, if any, for products in the United States and other jurisdictions, and the costs of post-marketing studies that could be required by regulatory authorities in jurisdictions where approval is obtained;

∎	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

∎	the continuation of our existing licensing arrangements and entry into new collaborations and licensing arrangements;

∎	the costs we incur in maintaining business operations;

∎	the costs associated with being a public company;

∎	the revenue, if any, received from commercial sales of any product candidates for which we receive marketing approval;

∎	the effect of competing technological and market developments;

∎	the impact of any business interruptions to our operations or to those of our manufacturers, suppliers, or other vendors resulting from the COVID-19 pandemic or similar public health crisis; and

∎	the extent to which we acquire or invest in businesses, products and technologies, including entering into licensing or collaboration arrangements for programs.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Adequate additional funds may not be available to us on acceptable terms, or at all. We do not currently have any committed external source of funds. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution, or licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Market volatility resulting from the COVID-19 pandemic or other factors could also adversely impact our ability to access capital as and when needed. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common stock. Additional debt financing and preferred equity offerings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially result in dilution to the holders of our common stock.

If we raise additional funds through strategic collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity offerings or debt financings when needed, we may be required to delay, limit or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates to third parties that we would otherwise prefer to develop and market ourselves.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Operating lease commitments	$12,514	$2,977	$6,158	$3,379	$—

Total	$12,514	$2,977	$6,158	$3,379	$—

In the year ended December 31, 2019 and quarter ended March 31, 2020, we leased building space at 500 Arsenal Street in Watertown, Massachusetts and 35 Northeast Industrial Road in Branford, Connecticut. Our Watertown, Massachusetts lease will expire in January 2024 with an option to extend the term for a period of 5 years at market-based rent. In March 2020, in connection with the divestiture of our Hit Discovery capabilities, the Branford, Connecticut lease was assigned to and assumed by the acquirer, Integral Health. Integral Health will pay the landlord rental amounts due under the lease including minimum lease payments of $0.6 million, $0.8 million, $0.8 million and $0.8 million for the nine months ended December 31, 2020 and the twelve months ended December 31, 2021, 2022 and 2023, respectively. We remain jointly and severally liable for the lease payments under the lease. In the event Integral Health does not make payments under the lease, we may pursue available remedies under the Asset Purchase Agreement executed in connection with the divestiture. The table above does not reflect the reduction in future cash payments as a result of the assignment and assumption by Integral Health.

We have agreements with certain vendors for various services, including services related to preclinical and clinical operations and support, for which we are not contractually able to terminate for convenience and avoid any and all future obligations to the vendors. Certain agreements provide for termination rights subject to termination fees or wind-down costs. Under such agreements, we are contractually obligated to make certain payments to vendors, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation. The exact amounts of such obligations are dependent on the timing of termination, and as such cannot be reasonably estimated and therefore is not included in the table above.

In addition, we enter into standard indemnification agreements and agreements containing indemnification provisions in the ordinary course of business. Pursuant to these agreements, we indemnify and agree to reimburse the indemnified party for losses and other costs incurred by the indemnified party, generally our customers. The term of these indemnification agreements is generally perpetual upon execution of the agreement. The maximum potential amount of future payments we could be required to make under these indemnification agreements cannot be reasonably estimated and therefore is not included in the table above.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.

Revenue Recognition

Effective January 1, 2019, we adopted ASC 606, Revenue from Contracts with Customers, or Topic 606, using the modified retrospective transition method. The provisions of Topic 606 apply to all contracts with customers, except those that are within the scope of other standards, such as leases, insurance, collaboration agreements and financial instruments. In accordance with this method, we recorded a cumulative effect adjustment in applying Topic 606 to all contracts not substantially complete as of the adoption date.

We enter into collaboration agreements within the scope of Topic 606. Under our collaboration agreements, we provided research and development services, license rights and options for additional goods and services to customers. The agreements included a combination of upfront, non-refundable fees, reimbursement of research and development costs, milestone payments based on specified clinical, regulatory and commercial milestones, and royalties on net sales of licensed products.

Topic 606 requires entities to recognize revenue when (or as) the control of the promised goods or services transfer to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those promised goods or services. In order to meet this objective, we apply the five-step model prescribed by Topic 606 as follows: (i) identify the contract with the customer; (ii) identify the performance obligation(s); (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s); and (v) recognize revenue when (or as) the performance obligation(s) is satisfied. We apply the five-step model to contracts with customers when it is deemed probable that the consideration to which we will be entitled in exchange for the goods or services transferred will be collected.

When optional goods or services are offered, we assess the options to determine whether the options grant the customer a material right. This determination includes whether the option is priced at an amount that the customer would not have received without entering into the contract. If we conclude the option conveys a material right, it is accounted for as a separate performance obligation. In identifying performance obligations in a contract, we identify those promises that are distinct. Promised goods or services are considered distinct when the customer can benefit from the goods or services on their own, or together with readily available resources, and the goods or services are separately identifiable from other promises in the contract. If a promise is not distinct, it is combined with other promises in the contract until the combined group of promises is capable of being distinct.

At contract inception, we determine transaction price based on the amount of consideration we expect to receive in exchange for the promised goods and services transferred. Consideration may be fixed or variable, or both. When a contract includes variable consideration, we apply either the expected amount method or the most likely amount method to estimate the consideration to be received. We then assess whether it is probable that a significant reversal of revenue will not occur if the variable consideration is included in the measure of transaction price. If the probability threshold is not met, we constrain the variable consideration to the extent it is not probable that a significant reversal of revenue will not occur. For contracts that include sales-based royalties for licensed compounds, we recognize revenue at the date when the related sales occur. Finally, we determine whether the contract contains a significant financing component by analyzing the promised consideration relative to the standalone selling price of the promised goods and services and the timing of payment relative to the transfer of the promised goods and services. At each reporting date, we reassess the transaction price and probability of achievement of the performance obligations and the associated constraints on transaction price. If necessary, we adjust the transaction price, recording a cumulative catch-up based on progress for the amount that was previously constrained.

Transaction price is allocated based on relative standalone selling price of the performance obligations in the contract. When variable consideration relates to one or more, but not all, performance obligations in the contract, and allocating the variable considerations to the related performance obligations results in an amount we would expect to receive for those performance obligations, the variable consideration is allocated to those performance obligations to which it relates. Determining the standalone selling price of the performance obligations requires management judgment as the performance obligations may not be sold on a standalone basis. To estimate standalone selling price, we consider comparable transactions, both internal and in the marketplace, elements of the negotiations of the contract, estimated costs to complete the respective performance obligations and reasonable profit margins we, and others in the marketplace, would expect to receive for the various elements of the contract.

Revenue is recognized when (or as) control of a performance obligation is transferred to the customer. When combined performance obligations contain a promised license and related services or other promises, management judgment is required to determine the appropriate timing of revenue recognition. In doing so, we must identify the predominant promise or promises in the contract to determine whether revenue is recognized at a point in time or over time. If over time, we must determine the appropriate measure of progress. If a license is deemed to be the predominant promise in a performance obligation, we must determine the nature of the license, whether functional or symbolic intellectual property, to conclude whether point-in-time or over-time revenue recognition is most appropriate. The determination of functional or symbolic intellectual property requires an assessment of whether the customer is able to exploit and benefit from the license in its current condition, or if the utility of the license is dependent on or influenced by our ongoing activities or being associated with us.

At each reporting date, we calculate the measure of progress for the performance obligations transferred over time. The calculation generally uses an input measure based on costs incurred to-date relative to estimated total costs to complete the transfer of the performance obligation. The measurement of progress is then used to calculate the total revenue earned, including any cumulative catch-up adjustment.

Payments in our contracts are generally based on stated billing intervals in the contracts. Payments are generally due within 30 days of invoicing, with stated interest rates on overdue balances. Amounts are recorded in accounts receivable when the right to consideration is unconditional. Payments received in advance of transfer of the associated performance obligations are reflected in deferred revenue until we transfer control of the performance obligations to the customer.

Prior to the adoption of Topic 606, we recognize revenue from collaboration arrangements in accordance with ASC 605, Revenue recognition, or ASC 605. Under ASC 605, revenue is recognized when all of the following criteria are met:

∎	persuasive evidence of an arrangement exists;

∎	delivery has occurred, or services have been rendered;

∎	the seller’s price to the buyer is fixed or determinable; and

∎	collectability is reasonably assured.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the consolidated balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.

Multiple element arrangements

We analyze our strategic partnerships that include multiple element arrangements based on the guidance in FASB ASC 605-25, Revenue Recognition—Multiple Element Arrangements, or ASC 605-25. Pursuant to the guidance in ASC 605-25, we evaluate multiple element arrangements to determine (i) the deliverables included in the arrangement; and (ii) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of accounting. This evaluation requires subjective determinations and requires management to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting provided that: (i) the delivered item(s) has value to the customer on a stand-alone basis and (ii) if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. In assessing whether an item has stand-alone value, we consider factors such as the research, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the collaboration partner can use the deliverable(s) for their intended purpose without the receipt of the remaining element(s), whether the value of the deliverable is dependent on the undelivered item(s) and whether there are other vendors that can provide the undelivered element(s).

Options are considered substantive if, at the inception of the arrangement, we are at risk as to whether the collaboration partner will choose to exercise the option. Factors that we consider in evaluating whether an option is substantive include the cost to exercise the option, the overall objective of the arrangement, the benefit the collaborator might obtain from the arrangement without exercising the option and the likelihood the option will be exercised. When an option is considered substantive, we do not consider the option or item underlying the option to be a deliverable at the inception of the arrangement and the associated option fees are not included in the allocable consideration, assuming the option is not priced at a significant and incremental discount. Conversely, when an option is not considered substantive, we would consider the option including other deliverables contingent upon the exercise of the option, to be a deliverable at the inception of the arrangement and a corresponding amount would be included in the allocable arrangement consideration. Notwithstanding whether the option is considered substantive or non-substantive, if the price of the option includes a significant incremental discount, the discount would be included as a deliverable at the inception of the arrangement.

Allocation of arrangement consideration

Arrangement consideration that is fixed or determinable is allocated among the separate units of accounting using the relative selling price method. Then, the applicable revenue recognition criteria in ASC 605-25 are applied to each of the separate units of accounting in determining the appropriate period and pattern of recognition. We determine the selling price of a unit of accounting following the hierarchy of evidence prescribed by ASC 605-25. Accordingly, we determine the estimated selling price for units of accounting within each arrangement using vendor-specific objective evidence, or VSOE, of selling price, if available, third-party evidence, or TPE, of selling price if VSOE is not available, or best estimate of selling price, or BESP, if neither VSOE nor TPE is available. We typically use BESP to estimate the selling price, since we generally do not have VSOE or TPE of selling price for our units of accounting. Determining the BESP for a unit of accounting requires significant judgment. In developing the BESP for a unit of accounting, we consider applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. We validate the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting.

Pattern of recognition

We recognize arrangement consideration allocated to each unit of accounting when all of the revenue recognition criteria in ASC 605 are satisfied for that particular unit of accounting. Deliverables under collaboration agreements generally consist of licenses and research and development services. License revenue is recognized when the license is delivered, when it is determined to have stand-alone value from the undelivered elements of the arrangement. If the license does not have stand-alone value, the amounts allocated to the license will be combined with the related undelivered items as a single unit of accounting. The revenue recognition of a combined unit of accounting typically follows the pattern of revenue of the last delivered item in the combined unit of accounting.

We recognize the amounts associated with research and development services and other service-related deliverables over the associated period of performance. If there is no discernable pattern of performance or objectively measurable performance measures do not exist, then we recognize revenue under the arrangement on a straight-line basis over the period we are expected to complete our performance obligations. Conversely, if the pattern of performance in which the service is provided to the customer can be determined and objectively measurable performance exists, then we recognize revenue under the arrangement using the proportional performance method.

We recognize revenue associated with license options upon exercise of the option, if the underlying license has standalone value from the other deliverables to be provided subsequent to delivery of the license. If the license does not have standalone value, the amounts allocated to the license option will be combined with the related undelivered items as a single unit of accounting.

Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative revenue earned determined using the straight-line method or proportional performance, as applicable, as of the period end date.

Recognition of milestones and royalties

At the inception of each arrangement that includes milestone payments, we evaluate whether each milestone is substantive and at-risk. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (1) the entity’s performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting at least in part from the entity’s performance to achieve the milestone, (b) the consideration relates solely to past performance, and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. We evaluate factors such as the scientific, regulatory, commercial, and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required to achieve the respective milestone, and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment. On the milestone achievement date, assuming all other revenue recognition criteria are met, and the milestone is deemed substantive and at-risk, we recognize the payment as collaboration revenue. For milestones that are not deemed substantive and at-risk, where payment is reasonably assured, we recognize the milestone payment over the remaining service period.

We will recognize royalty revenue, if any, in the period of sale of the related product(s), based on the underlying contract terms, provided that the reported sales are reliably measurable, and we have no remaining performance obligations, assuming all other revenue recognition criteria are met. To date, we have not earned any royalty revenue.

Reimbursable out-of-pocket expenses are reflected in the consolidated statements of operations and comprehensive income (loss) as revenue when we are deemed to be the primary obligor for these expenses.

Research and Development Expenses and Related Accruals

Research and development costs are charged to operations in the period incurred and include internal and external costs incurred in performing research and development activities in connection with the discovery and development of product candidates. Such expenses primarily consist of personnel costs, including compensation, benefits and other related expenses, equity-based compensation, clinical supplies, research and development facilities and related expenses, and third-party contract costs relating to research, process and formulation development, preclinical and clinical studies and regulatory operations.

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time.

Equity-Based Compensation

Prior to the Reorganization, we issued equity awards under the 2012 Equity Incentive Plan, which were primarily issued as enterprise incentive shares to employees, executives, directors and consultants. Pursuant to the Reorganization, all vested and unvested enterprise incentive shares were exchanged on a one-for-one basis for shares of vested and unvested enterprise junior stock with similar rights and privileges as those of the respective classes of enterprise incentive shares immediately prior to the Reorganization. For the purposes of this section, we collectively refer to the enterprise incentive shares and enterprise junior stock as Enterprise Awards.

Subsequent to the Reorganization, we issue equity awards under the 2019 Stock Incentive Plan, under which we may issue stock options, restricted stock, restricted stock units and other equity-based interests. As of December 31, 2019, we have only issued incentive stock options and non-qualified stock options under the 2019 Stock Incentive Plan.

We account for equity awards, including grants of Enterprise Awards and stock options, in accordance with ASC 718, Compensation – Stock Compensation, or ASC 718. ASC 718 requires all equity-based payments to employees, which includes grants of employee equity awards, to be recognized in the consolidated statements of operations and comprehensive income (loss) based on their grant date fair values. Prior to January 1, 2019, equity awards issued to non-employees were accounted for in accordance with ASC 505-50, Equity-Based Payment to Non-Employees, or ASC 505-50. Under ASC 505-50, equity awards issued to non-employees are initially recorded at their grant date fair values and are periodically revalued as the equity instruments vest, with the related expense recorded in the consolidated statements of operations and comprehensive income (loss). Effective January 1, 2019, we adopted ASU No. 2018-07, Compensation – Stock Compensation (Topic 718) – Improvements to Nonemployee Share-Based Payment Accounting, or ASU 2018-07. Under ASU 2018-07, we no longer account for equity awards issued to non-employees under ASC 505-50. Instead, we recognize equity-based compensation expense for any non-employee awards consistent with equity awards issued to employees. As it relates to both employee and non-employee equity awards, we have elected to account for forfeitures as they occur.

For awards with service-based vesting conditions, we recognize equity-based compensation expense on a straight-line basis over the vesting period. For awards subject to performance conditions, we recognize equity-based compensation expense using an accelerated recognition method over the remaining service period when management determines the achievement of the performance condition is probable. We classify equity-based compensation expense in our consolidated statements of operations and comprehensive income (loss) consistent with the classification of the award recipient’s compensation expense.

As we are a private company with no active market for our common securities and Enterprise Awards, we have periodically calculated an estimated fair market value per share of our common securities and Enterprise Awards using valuations performed in accordance with guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid.

We performed valuations of our common securities at various dates, resulting in valuations of $16.51 per share as of July 31, 2018, $9.24 per share as of December 28, 2018, $5.05 per share as of November 12, 2019, $5.43 per share as of December 18, 2019, and $5.48 per share as of March 15, 2020. The valuations of our Enterprise Awards were performed concurrent with the common securities valuations. The grant date fair values of the Enterprise Awards issued in 2018 are noted in Grants of Equity Awards below. No Enterprise Awards were issued in 2019.

There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the stage of development of our programs, the timing of a potential IPO or other liquidity event and the determination of the appropriate valuation methodology at each valuation date. If we had made different assumptions, our equity-based compensation expense, net income (loss) attributable to common securities and net income (loss) per share attributable to common securities could have been significantly different.

Once a public trading market for our common stock has been established in connection with the consummation of this offering, it will no longer be necessary for our board of directors, or committee thereof, to estimate the fair value of our common stock or Enterprise Awards in connection with our accounting for granted stock options and Enterprise Awards, as the fair value of our common stock will be determined based on its trading price on The Nasdaq Global Market and all vested and unvested Enterprise Awards will convert to common stock and restricted common stock, respectively.

Our valuations include a number of judgments and assumptions which significantly affect the outcome of the estimated fair value per share of our common securities. Significant judgments and assumptions include (i) discount for lack of an active public market; (ii) our results of operations, financial position and status of our research and development efforts; (iii) material business risks and strategies; (iv) likelihood of a liquidity event such as an IPO or sale of the Company; and (v) current conditions in the public markets, among others. These estimates and assumptions include both objective and subjective factors which, if not realized, could result in different fair values of our common securities at each valuation date.

Common Securities Valuation Methodologies

The valuations of our common securities were prepared in accordance with the guidance provided in the Practice Aid, which provides several valuation approaches for determining the value of an enterprise and methodologies for allocating value of an enterprise to its capital structure, including Common 1 shares and common stock.

Under the probability-weighted expected return method, or PWERM, the value of an enterprise, and its underlying common securities, are estimated based on an analysis of future values for the enterprise, assuming various outcomes. The value of the common securities is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes and the rights of each class of equity. The future values of the common securities under the various outcomes are discounted back to the valuation date at an appropriate risk-adjusted discount rate and then probability weighted to determine the value for the common securities.

The option pricing method, or OPM, treats common securities and preferred securities as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred securities. Under this method, the common securities have value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event. The Black-Scholes model is used to price the call option, and the model includes assumptions for the time to liquidity and the volatility of equity value.

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios.

Valuations performed in the year ended December 31, 2019, used a hybrid of the PWERM and OPM when allocating our enterprise value to classes of securities.

When using the hybrid method, we assumed two scenarios: an IPO scenario and a remain-private scenario. The IPO scenario estimated an equity value based on the guideline public company method under a market approach. The guideline public companies considered for this scenario consist of biopharmaceutical companies with recently completed initial public offerings. We converted our estimated future value in an IPO to present value using a risk-adjusted discount rate. The equity value for the remain-private scenario was estimated using the discounted cash flow method or by back-solving to the price of a recently issued preferred security. In the remain-private scenario, value is allocated to our equity securities using the OPM. In the OPM, volatility is estimated based on the trading histories of selected guideline public companies. The relative probability of each scenario was determined based on an assessment of then-current market conditions and our expectations as to timing and prospects of an IPO.

In the quarter ended March 31, 2020, we used a PWERM with four scenarios: an IPO, a delayed IPO, a sale of the Company and a remain private scenario. In the IPO and sale scenarios, we estimated an equity value based on the guideline public company method under a market approach. The guideline public companies consisted of biopharmaceutical companies with recently completed initial public offerings. For the remain private scenario, we back-solved to the price of a recently issued preferred security. We converted our estimated future value in each scenario to present value using a risk-adjusted discount rate. The relative probability of each scenario was determined based on an assessment of then-current market conditions.

Where appropriate, we applied a discount for lack of marketability to the value indicated for the common securities.

Equity-Based Compensation Valuation Methodology

We estimate the fair value of stock options using the Black-Scholes option pricing model, which uses as inputs the estimated fair value of our common securities, and certain management estimates, including the expected stock price volatility, the expected term of the award, the risk-free rate and expected dividends. Expected volatility is calculated based on reported volatility data for a representative group of publicly traded companies for which historical information is available. We select companies with comparable characteristics to us with historical share price information that approximates the expected term of the equity-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of our stock options. We will continue to apply this method until a sufficient amount of historical information regarding the volatility of our stock price becomes available. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. We use the simplified method, under which the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term. We utilize this method due to lack of historical exercise data. The expected dividend yield is assumed to be zero as we have no current plans to pay any dividends on common stock.

We estimate the fair value of Enterprise Awards using an OPM consistent with those described in the common securities valuation approach. The OPM treats Enterprise Awards as call options on the equity value of the entity, with exercise prices based on the thresholds at which the allocation amount to the various holders of the entity’s equity securities change. Under this approach, the Enterprise Awards have value only when funds available for distribution to equity holders exceeds the value of the respective Enterprise Award thresholds over which the Enterprise Award participates at the time of the liquidity event. Enterprise Awards are considered to be a call option on the enterprise value remaining immediately after the immediately preceding threshold has been paid. The OPM uses the Black-Scholes option pricing model to price the call options with the fair values as a function of the current fair value of the entity and certain assumptions such as the timing of a potential liquidity event and volatility of the underlying security.

Grants of Equity Awards

The following tables summarize each equity award grant between January 1, 2018 and April 30, 2020.

The grant date, number of Enterprise Awards granted, the estimated grant date fair value per share of the Enterprise Awards and the threshold over which the Enterprise Awards participate during a liquidity event are as follows (in thousands, except share and per share data):

GRANT DATE	NUMBER OF SHARES	ESTIMATED GRANT DATE FAIR VALUE PER SHARE OF AWARDS	THRESHOLD (1)
February 20, 2018	52,880	$11.14	$184,593
July 19, 2018	167,144	$11.14	$184,593
July 25, 2018	42,078	$11.14	$184,593
September 12, 2018	37,960	$4.16	$224,025
November 6, 2018	164,112	$4.16	$224,025
November 27, 2018	139,617	$4.16	$224,025

	603,791

(1)	The thresholds presented in the table above reflect the thresholds as of December 31, 2019 for Enterprise Awards outstanding subsequent to the Reorganization.

The grant date, number of options granted, the exercise price per share, the estimated grant date fair value per share of common stock and the estimated grant date fair value per share of the options are as follows (in thousands, except share and per share data):

GRANT DATE	NUMBER OF SHARES	EXERCISE PRICE PER SHARE	FAIR VALUE OF PER SHARE OF COMMON STOCK ON GRANT DATE	ESTIMATED GRANT DATE FAIR VALUE PER SHARE OF AWARDS (1)
November 21, 2019	2,121,406	$5.05	$5.05	$3.25
February 12, 2020	1,937,315	$5.43	$5.43	$3.54
February 24, 2020	37,962	$5.43	$5.43	$3.53
April 1, 2020	280,537	$5.48	$5.48	$3.55
April 20, 2020	46,754	$5.48	$5.48	$3.55

	4,423,974

(1)	The estimated fair value amount presented in the table above reflects the weighted-average grant-date fair value of such awards.

JOBS Act and Emerging Growth Company Status

In April 2012, the Jumpstart Our Business Startups Act of 2012, or JOBS Act, was enacted. As an emerging growth company, or EGC, under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements. We have elected to avail ourselves of this exemption and, therefore, while we are an EGC, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not EGCs. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus forms a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than the information you receive from other public companies in which you hold stock.

We will remain classified as an EGC until the earlier of: (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of completion of this offering; (iii) the date on which we have issued more than $1.0 billion of non-convertible debt instruments during the previous three fiscal years; or (iv) the date on which we are deemed a “large accelerated filer” under the rules of the SEC.

Recently Issued Accounting Pronouncements

We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, such standards will not have a material impact on our consolidated financial statements or do not otherwise apply to our operations.

Quantitative and qualitative disclosures about market risks

Interest rate fluctuation risk

We are exposed to market risk related to changes in interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents and investments are primarily invested in short-term U.S. Treasury obligations and U.S. Government securities. However, because of the short-term nature of the instruments in our portfolio, an immediate change in market interest rates of 100 basis points would not have a material impact on the fair market value of our investment portfolio or on our financial position or results of operations.

Foreign currency fluctuation risk

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with foreign vendors. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation fluctuation risk

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2018 or 2019 and quarters ended March 31, 2019 and 2020.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics to transform the lives of patients with rare hematologic diseases and cancers. Our drug discovery expertise has generated a pipeline of small molecule product candidates focused on indications with significant unmet patient need. Our pipeline consists of six product candidates, two of which we are pursuing as core product candidates for development, FT-4202 for the treatment of sickle cell disease, or SCD, and other hemoglobinopathies, and FT-7051 for the treatment of metastatic castration-resistant prostate cancer, or mCRPC.

Our lead core product candidate, FT-4202, is a novel, oral, once-daily, potentially disease-modifying therapy initially being studied for the treatment of SCD. SCD, one of the most common single-gene disorders in the world, is a chronic hemolytic anemia that affects hemoglobin, the iron-containing protein in red blood cells, or RBCs, that delivers oxygen to cells throughout the body. SCD is often characterized by low hemoglobin levels, painful vaso-occlusive crises, or VOCs, progressive multi-organ damage and early death. FT-4202 is a potent activator of pyruvate kinase-R, or PKR, designed to improve RBC metabolism, function and survival, and potentially resulting in both increased hemoglobin levels and reduced VOCs. We are evaluating FT-4202 in a multi-center, placebo-controlled Phase I trial in SCD patients ages 12 years and older. We completed the healthy volunteer portion of the trial in May 2019 and presented data at the 2019 American Society of Hematology meeting demonstrating the tolerability and proof of mechanism of FT-4202 in healthy volunteers. We reported data from a single dose cohort in seven SCD patients in June 2020. In the single dose cohort in SCD patients, we observed a favorable tolerability profile and favorable biologic effects with evidence of pharmacodynamic activity translating into increased oxygen affinity, a shift in the Point of Sickling to lower oxygen tensions, improved membrane deformability of sickle RBCs and an increased hemoglobin and RBC level at 24 hours post dose. Furthermore, we expect to report data from multiple ascending dose, or MAD, cohorts and a three-month open label extension in SCD patients in the second quarter of 2021. We expect additional data from this ongoing trial throughout the course of the year. Based on the results of this trial, we intend to initiate a global pivotal Phase II/III trial in SCD patients in the first half of 2021. The U.S. Food and Drug Administration, or FDA, has granted Fast Track, Rare Pediatric Disease and Orphan Drug designations to FT-4202 in SCD patients.

Our other core product candidate, FT-7051, is a potent and selective inhibitor of CREB-binding protein/E1A binding protein p300, or CBP/p300, in preclinical development for the treatment of mCRPC. Prostate cancer is reported as the second and third leading cause of cancer death for men in the U.S. and in Europe, respectively, and mCRPC is the most advanced form of the disease. Prostate cancer cell growth is driven by activity of the androgen receptor, or AR, and primary treatments of mCRPC currently include therapies, such as Zytiga (abiraterone acetate) and Xtandi (enzalutamide), that reduce androgen synthesis or inhibit androgen binding and activation of the AR. Studies have shown that approximately 20% to 40% of mCRPC patients demonstrate primary resistance to such therapies and virtually all patients who demonstrate initial clinical responses eventually acquire resistance. There are currently no approved therapies specifically aimed at mCRPC having AR resistance variants, including AR-v7 splice variant. Multiple third-party studies have demonstrated that CBP/p300 is a co-activator of the AR, and, therefore, we believe that inhibiting CBP/p300 may play an important role in the suppression of mCRPC that is driven by AR-resistant molecular alterations. The FDA cleared our investigational new drug application, or IND, for FT-7051 in April 2020, and we expect to initiate a Phase I trial in mCRPC patients in the fourth quarter of 2020. Data from this Phase I trial are expected in the first half of 2022.

In addition to our core product candidates, we are simultaneously pursuing partnerships for our non-core isocitrate dehydrogenase 1 gene, or IDH1, and fatty acid synthase, or FASN, programs. IDH1 mutations have been shown to be oncogenic for patients with acute myeloid leukemia, or AML, and glioma. FT-2102, a selective inhibitor for cancers with IDH1 mutations, is being evaluated in a registrational Phase II trial for relapsed / refractory acute myeloid leukemia, or R/R AML, and an exploratory Phase I clinical trial for glioma. FASN is an enzyme responsible for fatty acid production in the liver and other organs. Excessive liver fat is associated with non-alcoholic steatohepatitis, or NASH. We have developed FT-8225, a liver-targeted FASN inhibitor for possible treatment of NASH, for which preclinical studies have been completed that we believe will support an IND filing. Additionally, we have licensed exclusively two programs each to Boehringer Ingelheim International GmbH, or Boehringer Ingelheim,

and Celgene Corporation, now Bristol-Myers Squibb Company, or Celgene, based on molecules that we discovered. Under these out-licensed programs we are eligible to receive, subject to the achievement of certain clinical and commercial milestones, aggregate payments in excess of $500 million plus royalties over time. Pursuant to our collaboration with Boehringer Ingelheim, we have recently achieved the initial Phase I clinical milestone for BI1701963, the first pan-KRAS:SOS1 inhibitor to be tested clinically.

Sickle Cell Disease

SCD is one of the most common single-gene disorders, affecting approximately 100,000 individuals in the United States and approximately 30,000 individuals in France, Germany, Italy, Spain and the United Kingdom, or collectively the EU 5.Reporting limitations complicate stating an exact number, but the National Institutes of Health, or NIH, reports that prevalence is estimated at over 20 million individuals globally. Despite available treatment options, most patients with SCD still suffer from lifelong disability, significant morbidity, reduced quality of life and average reduction of life expectancy by 25 to 30 years. Due to its chronic nature, the economic burden of SCD is high, both in terms of direct costs for lifelong management, hospitalizations and associated morbidities, and indirect costs of lost lifetime earnings and reduced productivity of both patients and caregivers. Longitudinal estimates suggest that on a per patient basis, cumulative lifetime healthcare costs for this population in the U.S. could exceed approximately $9 million, assuming the patient lives until approximately age 50, excluding costs associated with productivity loss and reduced quality of life.

SCD is the most common type of hemoglobinopathy, a diverse range of rare inherited genetic disorders that affect hemoglobin, the iron-containing protein in RBCs responsible for transporting oxygen in the blood. In SCD, a structural abnormality in hemoglobin results in RBCs with a sickle-shaped deformation after off-loading oxygen to tissues. These sickle RBCs can aggregate in tissue blood vessels and block blood flow and oxygen delivery to organs, which can lead to acute and painful VOC events that result in tissue ischemia, infarction, and long-term tissue damage. In addition, sickle RBCs tend to be fragile due to sickling and have a half-life of 10 to 20 days versus normal RBCs, which have a half-life of 90 to approximately 120 days. This fragility leads to hemolysis, or the destruction of sickle RBCs, and chronic anemia, or reduced levels of RBCs and total hemoglobin. Additionally, damaged RBCs release factors that are detrimental to the vascular endothelium and can induce an inflammatory response that underlies large-vessel stroke and pulmonary arterial hypertension. On average, adult SCD patients are hospitalized three times per year and have significant morbidity and increased mortality.

We believe that the current therapeutic treatment of SCD is inadequate. Despite available treatment options, most patients with SCD still suffer from lifelong disability, significant morbidity, reduced quality of life, and average reduction of life expectancy by 25 to 30 years. Acute painful VOC events are common, occurring on approximately 55% of days, as self-reported in SCD patients. Supportive care for the management of painful VOCs entails the use of opioids, which are effective at managing pain but are highly addictive. For most patients treatment involves the chronic use of hydroxyurea, or HU, an oral chemotherapy, which stimulates production of fetal hemoglobin, or HbF, and reduces sickle hemoglobin, or HbS, polymerization and consequent RBC sickling. While inducing HbF can be effective therapeutically, HU can suppress bone marrow function and cause birth defects. Although HU is considered to have an acceptable therapeutic index given the consequences of SCD, HU is underutilized due to safety concerns and side effects.

In November 2019, the FDA approved Oxbryta (voxelotor) and Adakveo (crizanlizumab) for the treatment of SCD. Voxelotor is an oral small molecule therapy, which demonstrated improvement in total hemoglobin levels but failed to significantly decrease VOCs. Crizanlizumab is a monoclonal antibody therapy that has shown benefit in reducing the number of VOCs. However, crizanlizumab does not treat the underlying cause of SCD and is only administered through intravenous administration.

Hematopoietic stem cell transplantation, or HSCT, is also an option for SCD patients, but this therapy is limited by toxic preconditioning regimens involving chemotherapy ablation, donor availability, and the need for post-transplant immunosuppression. Gene-based therapy is an innovative and potentially curative approach to SCD; however, it is an invasive, high-risk procedure that also requires toxic preconditioning of the bone marrow. We believe that these factors, in addition to the expected relatively high cost for treatment, may limit the use of gene therapy.

Our Solution: FT-4202

Our lead core product candidate, FT-4202, is a novel, oral, once-daily, potentially disease-modifying therapy initially being studied for the treatment of SCD. Unlike other emerging SCD therapies, we have designed FT-4202 to modulate RBC metabolism by impacting two critical pathways through PKR activation: a decrease in 2,3 diphosphoglycerate, or 2,3-DPG, which increases oxygen affinity and an increase in adenosine triphosphate, or ATP, which may improve RBC and membrane health and integrity. We believe that this multi-modal approach may improve hemoglobin levels through increased RBC survival and decrease VOCs through reduced RBC sickling. If successful, we believe that FT-4202 has the potential to become the foundational standard of care for SCD patients by modifying the disease at an early stage and potentially preventing end-organ damage, reducing hospitalizations, and improving the patients’ overall health and quality of life.

Early studies and trials with FT-4202 show several potential points of differentiation from other drugs on the market or in development for SCD, in that FT-4202:

∎	Modulates RBC metabolism via a multi-modal approach by decreasing 2,3-DPG and increasing ATP;

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Is well-tolerated in clinical trials and has not shown evidence of inhibition of aromatase, an enzyme involved in converting testosterone to estrogen, which may permit dosing in a broad range of patients, including both pediatric and adult populations, as it does not lead to alterations in the hormones that affect pediatric growth and development;

∎	Will be administered orally once daily; and

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Shows a lack of cytochrome P450, or CYP, inhibition or induction, thereby reducing risk for drug-drug interactions due to CYP’s effects on pharmacokinetics of other drugs through changes in plasma concentration.

We are currently evaluating FT-4202 in a multi-center, placebo-controlled Phase I trial in SCD patients ages 12 years and older. We have completed the healthy volunteer portion of the trial and presented data at the 2019 ASH meeting demonstrating the tolerability and proof of mechanism of FT-4202 in healthy volunteers. In RBCs of the healthy volunteers, FT-4202 demonstrated a reduction in 2,3-DPG and an increase in ATP, which we believe provides confirmatory evidence of PKR activation in healthy RBCs. In addition, the reduction of 2,3-DPG correlated with increased oxygen affinity with single and multiple doses of FT-4202. We reported data from a single dose cohort in seven SCD patients in June 2020. The early single dose studies in SCD patients show that FT-4202 was well-tolerated and has favorable biologic effects with evidence of pharmacodynamic activity translating into increased oxygen affinity, a shift in the Point of Sickling to lower oxygen tensions, improved membrane deformability of sickle RBCs and an increased hemoglobin and RBC level at 24 hours post dose. Furthermore, we expect to report data from MAD cohorts and a three-month open label extension in SCD patients in the second quarter of 2021. We expect additional data from this ongoing trial throughout the course of the year. Based on the results of this trial, we intend to initiate a global pivotal Phase II/III trial in SCD patients in the first half of 2021. The FDA has granted Fast Track, Rare Pediatric Disease and Orphan Drug designations to FT-4202 in SCD patients.

We also plan to develop FT-4202 to treat beta thalassemia, which is a hemoglobinopathy that results from decreased or absent production of hemoglobin, thereby producing RBCs that have less oxygen carrying capacity than normal RBCs. We expect to initiate a trial of FT-4202 in patients with beta thalassemia in the second half of 2021.

Prostate Cancer

In the United States, prostate cancer is projected to claim approximately 33,000 lives in 2020 and is the second leading cause of cancer death for men. The incidence of prostate cancer has been estimated to reach approximately 192,000 and 365,000 patients in the United States and Europe, respectively, and approximately 30,000 prostate cancer deaths were estimated in the United States in 2018. Such deaths are typically the result of the most advanced form of prostate cancer, mCRPC.

Androgens, including testosterone and dihydrotestosterone, activate AR-dependent gene transcription, which drives growth of prostate cancer cells. Accordingly, therapies designed to abrogate testicular androgen production, akin to castration, have become a mainstay of prostate cancer treatment. However, prostate cancer cells can become castration-resistant by several mechanisms, including: (i) mutation of the AR to allow for activation by non-androgen steroids, such as corticosteroids, estrogen and progesterone, (ii) amplification of the AR that enables cancer cells to thrive on the low levels of androgens made by the adrenal gland, (iii) overexpression of co-activator proteins, including CBP/p300, that enhance AR induced transcriptional activity, (iv) intra-tumoral androgen synthesis, (v) upregulation of the glucocorticoid receptor, and (vi) an increase in splice variants, such as AR-v7, that are always active even in the absence of androgen binding. Abiraterone acetate, an inhibitor of adrenal steroid hormone biosynthesis, and enzalutamide and Erleada (apalutamide), AR inhibitors, are all approved therapies for mCRPC that address some but not all of these resistance mechanisms.

Although current cancer therapies may improve overall survival, or OS, prostate cancer cells can develop resistance to these therapies through mutation of the AR. Patients whose prostate cancer cells express the AR-v7 resistance variant, which enables the AR to be active even in the absence of androgen binding, generally have a poor prognosis. Data suggest that treatment with abiraterone acetate, enzalutamide, or apalutamide may induce prostate cancer cells to express the AR-v7 variant. According to a Journal of Clinical Oncology publication, AR-v7 positive mCRPC patients have a median OS rate of 10.8 months whereas AR-v7 negative patients in the same trial had an OS rate of 27.2 months. There are currently no approved therapies specifically aimed at mCRPC having AR resistance variants, including AR-v7 splice variant. Studies have shown that approximately 20% to 40% of mCRPC patients demonstrate primary resistance to abiraterone acetate and enzalutamide and virtually all patients who demonstrate initial clinical responses eventually acquire resistance. As a result, there is a significant need for the identification and development of therapies that can both treat mCRPC and limit inducement of resistance mechanisms.

Our Solution: FT-7051

Our other core product candidate, FT-7051, is a potent and selective inhibitor of CBP/p300, initially being studied for the treatment of mCRPC. Multiple third-party studies have demonstrated that the CBP/p300 protein complex is an upstream co-activator of AR and upregulation of this AR co-activator is one of the mechanisms that can lead to mCRPC. Inhibition of CBP/p300 has demonstrated the ability to suppress wild type, or WT, AR and mutated AR driven transcription of genes that drive the growth of prostate cancer cells. Thus, we believe that CBP/p300 inhibitors have the potential to address prostate cancer cell resistance related to molecular alteration of AR, including AR-v7.

FT-7051 and FT-6876 (a research compound) are inhibitors of the bromodomain of CBP/p300 that we have developed with the goal of generating novel treatments for mCRPC. Our preclinical experiments with both FT-7051 and FT-6876 have demonstrated antitumor activity against enzalutamide-sensitive and enzalutamide-resistant patient-derived prostate cancer cell xenografts. In vitro, both FT-7051 and FT-6876 are antiproliferative in AR positive prostate cancer cell lines, including AR-v7 positive models, and are inactive in AR negative cell lines. FT-7051 was ultimately selected for clinical development due to its more favorable metabolic property and lower predicted efficacious human dose (100-200 mg). The data generated for FT-6876 was accepted for publication at the American Association for Cancer Research 2020 meeting and will be available at a virtual presentation in June 2020.

FT-7051 has been observed to be highly potent (IC50, or the concentration of drug required to inhibit proliferation by 50%, less than one nanomolar) and selective (more than 500-fold more selective than other bromodomain-containing proteins) in preclinical studies. No significant findings were observed during in vitro safety pharmacology studies of FT-7051. Good laboratory practices, or GLP, toxicology studies have been completed and show an acceptable tolerability margin for the predicted efficacious human dose of 100-200 mg daily. In addition, the current Good Manufacturing Practice, or cGMP, manufacturing of active pharmaceutical ingredient, or API, is complete and the drug product manufacturing is ongoing. The FDA cleared our IND for FT-7051 in April 2020. We believe that FT-7051 has a preclinical tolerability profile and physicochemical properties supportive of proceeding with clinical development. Accordingly, we expect to initiate a Phase I trial in mCRPC patients in the fourth quarter of 2020. Data from this Phase I trial are expected in the first half of 2022. We believe that demonstration of activity in mCRPC could create opportunities for development of FT-7051 in earlier lines of prostate cancer therapy as well as in other tumors where AR-driven transcription may be important, such as AR positive breast cancer.

Our Team

Our leadership team brings collective experience in product development and commercial execution from global organizations across a diverse range of therapeutic areas. Frank D. Lee, our President and Chief Executive Officer,

previously guided global development and commercial strategy for a broad portfolio of molecules for the immunology, ophthalmology and infectious diseases divisions at Genentech, Inc., or Genentech. Patrick Kelly, M.D., our Chief Medical Officer, has more than 20 years of experience caring for patients and leading translational clinical activities across a growing, early-stage portfolio of small molecule therapies. David N. Cook, Ph.D., our Chief Scientific Officer, has over 27 years of experience leading drug discovery and early research efforts. We are supported by our board of directors and a group of institutional investors, including RA Capital Management, L.P., Cormorant Asset Management LLC, Janus Henderson Group, L.P., Samsara Biocapital, L.P. and Wellington Management Company LLP, and our founding investors Lilly Ventures Fund I LLC and Novartis Venture Fund.

Our Pipeline

Leveraging our research and development capabilities, we have created a pipeline of small molecule drug candidates, certain of which we believe have differentiated mechanisms of action for indications with high unmet medical need. The following chart summarizes key information on our programs:

Research Pipeline

We built our research pipeline by selecting from among our broad set of historical programs those that we believed to be the most promising drug targets and chemical assets that are within our strategic focus of rare hematology and oncology. As a result of the process, we have prioritized five programs in various stages of discovery and preclinical translation in these areas. We are actively evaluating external opportunities for innovation consistent with our strategy.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on the development and commercialization of novel therapeutics to transform the lives of patients with rare hematologic diseases and cancers. To achieve this strategy, we are focused on the following key objectives:

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Advance FT-4202 through clinical development for the treatment of SCD. While existing therapies treat symptoms, there remains a significant unmet need for disease-modifying therapies for SCD patients. We are currently evaluating FT-4202 in a multi-center, placebo-controlled Phase I trial in SCD patients ages 12 years and older. We reported data from a single dose cohort in seven SCD patients in June 2020. Furthermore, we expect to report data from MAD cohorts and a three-month open label extension in SCD patients in the second quarter of 2021. We expect additional data from this ongoing trial throughout the course of the year. Pending results from our ongoing Phase I trial, we intend to initiate a global pivotal Phase II/III trial in SCD patients in the first half of 2021. In addition, we plan to extend clinical development of FT-4202 into pediatric SCD populations and other SCD patient populations in future trials.

The FDA has granted Fast Track, Rare Pediatric Disease and Orphan Drug designations to FT-4202 in SCD patients.

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Advance FT-7051 through clinical development for the treatment of mCRPC. mCRPC patients with resistant mutations, including AR variants, generally have a poor prognosis. The FDA cleared our IND for FT-7051 in April 2020, and we expect to initiate a Phase I trial in mCRPC patients in the fourth quarter of 2020. Data from this Phase I trial are expected in the first half of 2022. Pending favorable safety and initial activity data from the Phase I trial in mCRPC patients resistant to standard of care, we may evaluate FT-7051 in earlier lines of mCRPC as well as other AR-dependent cancers, since FT-7051’s mechanism of action could apply to any AR-driven cancer.

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Expand clinical development of FT-4202 into beta thalassemia. Hemoglobinopathies are a diverse range of rare inherited genetic disorders in which there is abnormal production or absence of hemoglobin. Unlike SCD, beta thalassemia results from decreased or absent production of the beta subunit of hemoglobin, thereby producing RBCs that have less oxygen carrying capacity than normal RBCs. Further, the reduced levels of beta hemoglobin subunits result in an excess of alpha hemoglobin subunits, which form aggregates that can increase membrane damage and cause hemolysis. We believe that FT-4202 can enhance the energy levels in beta thalassemia affected RBCs and enable the patients to tolerate the increased membrane damage and reduce hemolysis. The reduction in hemolysis can result in an increase in total hemoglobin that can improve symptoms. We expect to initiate a trial of FT-4202 in patients with beta thalassemia in the second half of 2021.

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Maximize the commercial opportunity of our pipeline. We have retained worldwide development and commercial rights to our core product candidates, FT-4202 and FT-7051. We are pursuing a development strategy for FT-4202 and FT-7051 in the United States, Europe, and other geographies. As we advance FT-4202 and FT-7051 through development, we intend to establish a focused marketing and sales infrastructure to improve patient access and to maximize commercial success, if approved.

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Continue to build our pipeline with a focus on rare hematologic diseases and cancers. We believe that we can leverage the learnings from the development of our core product candidates to expand and build our pipeline internally. We also intend to leverage this knowledge to opportunistically identify and acquire or in-license novel product candidates.

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Strategically evaluate and execute on business development opportunities. We are actively seeking strategic partners to develop and commercialize our non-core product candidates, FT-2102 for the treatment of R/R AML and glioma and FT-8225 for the treatment of NASH. In addition, we will selectively evaluate the merits of other business development opportunities if they become available.

Our Core Product Candidates

FT-4202 and Sickle Cell Disease and Hemoglobinopathy Overview

SCD is the most common type of hemoglobinopathy, a diverse range of rare inherited genetic disorders that affect hemoglobin, the iron-containing protein in RBCs responsible for transporting oxygen in the blood. Normal hemoglobin is a tetramer of two beta-globin and two alpha-globin protein subunits. Mutations in either the beta- or alpha-globin genes may cause abnormalities in the production or structure of these subunits that can lead to toxicity to or reduced oxygen carrying capacity of RBCs. Collectively, disorders that arise from these mutations are referred to as hemoglobinopathies. SCD arises from abnormalities in the beta subunit, specifically when a genetic mutation creates the variant form of the beta subunit, called ßs.

SCD is an autosomal recessive disorder characterized by a point mutation in the beta-globin gene that results in a single amino acid substitution that predisposes polymerization of hemoglobin after a RBC has delivered oxygen into peripheral tissues. This polymerization results in deformation of RBCs into a less-pliable, sickle shape. As illustrated in the figure below, sickle-shaped RBCs are prone to aggregation in small blood vessels in peripheral tissues that can block blood flow to organs and cause acute and painful VOC events. As a result of this obstruction, there is destruction of some RBCs, or hemolysis. This destruction of RBCs leads to the intravascular release of hemoglobin which itself can generate highly damaging oxidative chemicals. The release of hemoglobin and other cytoplasmic molecules from RBCs also trigger signaling cascades that lead to platelet activation, increased endothelial adhesion, inflammation in the vasculature and further obstruction of blood vessels. Acute complications of VOC cause tissue damage due to the lack of oxygen delivery to tissues, resulting in severe pain and symptoms, such as acute chest syndrome. Tissues that are deprived of oxygen are subject to ischemia and reperfusion injuries that can cause damage and long-term organ failure.

Pathogenesis of SCD

The VOC events generally begin early in childhood and may lead to heart and lung complications, renal disfunction, priapism, spleen enlargement and failure, stroke, retinopathy and mental and physical disabilities. Acute painful VOC events are common, occurring on approximately 55% of days, as self-reported in SCD patients. Acute chest syndrome occurs in approximately half of all patients with SCD and is a leading cause of hospitalization and death among patients with SCD. Stroke occurs in 11% of patients with SCD by the age of 20 and in 24% of patients by the age of 45. Approximately 10% of patients with SCD suffer from pulmonary hypertension. Some patients with SCD experience end-stage renal failure that requires dialysis and portends a one-year mortality of 26%. Adult patients with SCD are hospitalized 1.5 times per year on average, and one-third of patients with SCD are readmitted to the hospital within 30 days of initial hospitalization.

Addressable SCD Patient Population

SCD is one of the most common single-gene disorders, affecting approximately 100,000 individuals in the United States and approximately 30,000 individuals in the EU 5. Reporting limitations complicate stating an exact number but the NIH reports prevalence is estimated at over 20 million individuals worldwide. Despite available treatment options, most patients with SCD still suffer from lifelong disability, significant morbidity, reduced quality of life and average reduction of life expectancy by 25 to 30 years. Due to its chronic nature, the economic burden of SCD is high, both in terms of direct costs for lifelong management, hospitalizations and associated morbidities, and indirect costs of lost lifetime earnings and reduced productivity of both patients and caregivers. Longitudinal estimates suggest that on a per patient basis, cumulative lifetime healthcare costs for this population in the U.S. could exceed approximately $9 million, assuming the patient lives until approximately age 50, excluding costs associated with productivity loss and reduced quality of life.

Due to the progressive nature of SCD, we believe that early interventions that modify the disease but do not affect pediatric growth and development are needed. Emerging treatments for SCD target the mechanism of disease (HbS polymerization) or the underlying cause of disease (mutations in hemoglobin); however, we believe these treatment strategies are limited in their outcomes and applicability, and disease-modifying therapies that are safe, effective and accessible for the majority of SCD patients are needed.

Current Treatment Paradigm and Unmet Patient Need

There are several SCD therapeutic strategies based on addressing disease pathophysiologies: curative therapies, disease modifying agents, symptomatic therapies administered as chronic prophylaxis or supportive care for acute crises. The only curative treatment option for SCD is HSCT; however, its use is severely limited by toxic preconditioning regimens, donor availability and the need for post-transplant immunosuppression. HU and opioids are the standard non-curative treatments for chronic and acute care, respectively. Recent approval of voxelotor and crizanlizumab will evolve the treatment paradigm but are in early stages of adoption. The figure below illustrates the current therapeutic strategies and approved modalities for the treatment of SCD.

Overview of Therapeutic Strategies

For most patients, treatment involves supportive care for management of VOCs and the use of HU to stimulate production of HbF and reduce HbS polymerization and consequent RBC sickling. Supportive care for the management of painful VOCs entails the use of opioids, which are effective at managing pain but are highly addictive. While inducing HbF can be effective therapeutically, HU can suppress bone marrow function and cause birth defects. Although HU is considered to have an acceptable therapeutic index given the consequences of SCD, HU is underutilized due to safety concerns and side effects.

An alternative approach to HbF induction is exemplified by the small molecule voxelotor, which is designed to reduce HbS polymerization by binding to the HbS molecule and stabilizing its binding to oxygen. Thus, the mechanism of voxelotor is specific for increasing HbS oxygenation to reduce HbS polymerization. While it achieved moderate increases in Hb content and reduction in hemolysis, we believe this target by itself is likely to be insufficient to effectively counter the significant anemia and blood vessel damage associated with this disease. Another approach to treatment is exemplified by the monoclonal antibody crizanlizumab, a P-selectin blocking monoclonal antibody, which reduces VOCs but does not impact HbS polymerization.

A potentially curative therapy, allogeneic HSCT, is an invasive, potentially toxic, high-risk procedure limited by matched donor availability and significant procedure-associated morbidities. Similarly, gene therapy and gene editing approaches in development provide promise for cures but are invasive, high-risk procedures that require toxic preconditioning regimens to ablate the bone marrow and make room for engineered cells that express either normal beta-globin or elevated levels of HbF. Furthermore, the long-term therapeutic durability of these approaches is unknown.

While there has been an increase in novel therapeutic approaches for the treatment of SCD, we believe that drugs with improved efficacy and tolerability are still needed to manage patients with this disease. Despite currently available treatment options, significant unmet needs remain as most patients with SCD suffer from significant morbidity, reduced quality of life, lifelong disability and average life expectancy that is 25 to 30 years lower than that of unaffected adults.

Our Approach: FT-4202

Our lead core product candidate, FT-4202, is a novel, oral, once-daily, potentially disease-modifying therapy initially being studied for the treatment of SCD. FT-4202 is a potent activator of PKR designed to improve RBC metabolism, function and survival. We believe that FT-4202 has the potential to be a foundational, SCD modifying therapy, improving both hemoglobin levels and decreasing the rate of VOCs.

We are currently evaluating FT-4202 in a multi-center, placebo-controlled Phase I trial in SCD patients ages 12 years and older. The healthy volunteer portion of the trial was completed in mid-2019. The SCD patient portion of the trial is ongoing and currently enrolling patients for the first MAD cohort. The FDA has granted Fast Track, Rare Pediatric Disease and Orphan Drug designations to FT-4202 in SCD patients.

Role of 2,3-DPG and ATP in SCD

As illustrated in the figure below, RBC metabolism utilizes glycolysis in order to generate ATP. 2,3-DPG is an intermediate in the glycolytic pathway and accumulates in RBCs under certain physiologic conditions. 2,3-DPG plays an important role in the ability of hemoglobin to bind oxygen. 2,3-DPG selectively binds to deoxyhemoglobin, making it harder for oxygen to bind hemoglobin and more likely to be released to adjacent tissues. 2,3-DPG is part of a feedback loop that can help prevent tissue hypoxia in conditions where it is most likely to occur. Under conditions of low tissue oxygen concentration such as high altitude, airway obstruction, or congestive heart failure, RBCs and the surrounding tissues increase the rate of glycolysis in RBCs to produce ATP, thus generating more 2,3-DPG. The accumulation of 2,3-DPG decreases the affinity of hemoglobin for oxygen eventually releasing it into the tissues that need it most.

PKR activation has potential to reduce both hemoglobin sickling and hemolysis via a reduction in 2,3-DPG and an increase in ATP. PKR activation depletes 2,3-DPG and increases ATP levels, thus increasing the energy supply of cells. We believe that increasing cellular ATP may enhance the RBCs’ ability to repair membrane damage and tolerate deformation in capillaries. Combining these two activities, we believe that a PKR activator has the potential to reduce the likelihood of sickling and increase the ability of RBCs to transit through small blood vessels without hemolysis. As illustrated in the figure below, we are evaluating FT-4202, a PKR activator, for its ability to increase hemoglobin levels and reduce VOCs in SCD patients.

Potential of PKR to Reduce Hemoglobin Sickling and Hemolysis

PKR plays a major role as a regulator of metabolic flux through glycolysis. We believe that activation of PKR offers the potential to decrease 2,3-DPG and increase ATP, which we believe would reduce RBC sickling and cell membrane damage from HbS polymerization. As illustrated in the figure below, 2,3-DPG levels are significantly higher and ATP levels significantly lower in SCD RBCs compared with normal healthy RBCs. We believe that through a reduction in 2,3-DPG and an increase in ATP, a PKR activator has the potential to positively impact physiological changes that lead to the clinical pathologies of SCD and yield a broader and more significant impact on SCD disease than other agents directly modifying HbS, which we believe may not directly improve RBC health and membrane integrity.

2,3-DPG and ATP Levels in RBCs From Healthy Volunteers (HV) and SCD Donors

Preclinical Studies of FT-4202

Our preclinical studies to date support the FT-4202 target. These preclinical studies include the following:

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Potent Activation of PKR: We measured the ability of FT-4202 to activate PKR in enzyme-based assays. We observed significant increases in PKR activity as measured by Vmax, a biochemical measure of the maximal rate of enzyme activity, of up to 1.8-fold under certain physiologic conditions as shown in the graphic below. In particular, activation of PKR by different concentrations of FT-4202 was evaluated for phosphoenolpyruvate, or PEP, concentrations at or below the Km.

FT-4202-Induced Increase in PKR Vmax

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Increase in ATP levels in animals: We measured ATP levels in blood cells from non-human primates receiving daily doses of FT-4202 at 100, 300 and 550 mg/kg for 28 days. We observed dose dependent increases in ATP levels, reaching 90% at the highest dose of 550 mg/kg compared to pre-treatment, as illustrated in the figure below.

FT-4202 Increases ATP Concentrations In A Dose-Dependent Manner In Non-Human Primates

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Reduction in 2,3-DPG levels in animals: We measured 2,3-DPG levels in blood cells from non-human primates receiving daily doses of FT-4202 at 100, 350 and 550 mg/kg for 28 days. We observed dose dependent decreases in 2,3-DPG levels, with up to a 40% decrease from pretreatment levels, as illustrated in the figure below.

FT-4202 Reduces 2,3-DPG Concentrations in a Dose-Dependent Manner in Non-Human Primates

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Increased hemoglobin oxygen affinity: We also observed, as illustrated in the figure below, that mixing FT-4202 with RBCs from healthy donors and SCD donors increases RBC oxygen affinity, as reflected by the leftward shift in the curves, which can be characterized by the oxygen level at which 50% of hemoglobin is oxygenated, or P50. The black and green curves represent healthy donors and the blue and dashed-red curves represent SCD donors. Reduction in P50 indicates an increase in hemoglobin affinity for oxygen. As illustrated in the figure below, FT-4202 normalizes the SCD oxygen affinity, resulting in overlap of the dashed-red FT-4202-treated SCD donor curve with the black, untreated healthy donor curve.

Increases in Hemoglobin Oxygen Affinity (P50) in Mixing FT-4202 in In Vitro Studies with RBCs From Healthy and SCD Donors

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Reduction in RBC sickling: The biologic consequences of increased PKR activation by FT-4202 in sickle RBCs is demonstrated in the figure below. We observed an effect of FT-4202 on SCD RBC sickling as measured by the deformability or elongation index, or EI, of the sickle RBC under decreasing (and then increasing) levels of oxygen and the Point of Sickling, or POS, defined as the pO2 concentration where a decrease in EI is observed. As shown in the figure below, comparison of the red and blue curves measuring pO2 concentration in the presence and absence of FT-4202, respectively, demonstrates that FT-4202 treatment improves RBC deformability at a lower oxygen tension suggesting that the FT-4202 treated sickle RBC can maintain a higher level of deformability as the RBCs transverse the microvasculature at lower oxygen levels.

Reduction of the Point of Sickling in SCD RBCs

Potential Differentiating Features of FT-4202

FT-4202 is a potent activator of PKR and is designed to be a multi-modal metabolic modulator of RBCs. Activation of PKR simultaneously reduces 2,3-DPG concentrations, which increases hemoglobin-oxygen affinity and decreases sickling, while also increasing intracellular ATP, which improves RBC health and reduces hemolysis, or RBC death.

Based on our previous studies, we believe that FT-4202 potentially represents an important advancement for patients living with SCD and other hemoglobinopathies. The differentiating features of FT-4202 may include the following:

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Modulates RBC metabolism via a multi-modal approach by decreasing 2,3-DPG and increasing ATP. Decreasing the concentration of 2,3-DPG has been observed to normalize hemoglobin-oxygen affinity and decrease RBC sickling in vitro. Reduced RBC sickling has the potential to improve patients’ hemoglobin levels and reduce their VOCs. FT-4202 may also improve RBC membrane health and integrity by increasing ATP, resulting in a more flexible RBC membrane for improved blood flow and potentially lessening the occurrences of VOCs. A rapid onset of activity has been observed within hours in vitro and within one (1) day in healthy volunteers and SCD patients, including improved RBC deformability across an oxygen gradient (oxygen scan) and across an osmolality gradient (osmoscan), indicating an effect on RBC sickling and RBC membrane health, respectively. The relatively rapid onset of FT-4202’s impact contrasts with current treatment regimens that we believe may take longer to demonstrate anti-sickling effects.

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Is well-tolerated in clinical trials to date and has not shown evidence of inhibition of aromatase, an enzyme involved in converting testosterone to estrogen, which may permit dosing in a broad range of patients, including both pediatric and adult populations, as it does not lead to alterations in the hormones that affect pediatric growth and development. FT-4202 has not demonstrated any preclinical evidence of arrhythmia risk, mutagenicity, or nonspecific binding activity for panels of receptors, enzymes, ion channels, and kinases in vitro, suggesting a potentially positive tolerability profile. Given this profile, we believe that FT-4202 has the potential to be a foundational treatment for patients early in life. Patients may benefit from being treated early to potentially lessen the impact of the disease.

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Will be administered orally once daily. A dose-exposure-response analysis utilizing the pharmacokinetics/pharmacodynamics, or PK/PD, of results obtained from the healthy volunteers and SCD patients supports once-daily dosing, without the need for extensive monitoring or dose adjustments, potentially improving compliance issues historically seen with SCD patients.

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Demonstrates a lack of CYP inhibition or induction preclinically, thereby reducing risk for drug-drug interactions due to CYP’s effects on pharmacokinetics of other drugs through changes in plasma concentration. SCD patients typically take numerous concurrent medications to address their disease. The body will naturally break down these medications through CYP. When the expression of these enzymes is inhibited or induced by another medication, it can impact the efficacy of concurrent medications. Limiting the potential for drug-drug interactions is imperative to effectively treat this patient population. FT-4202 has been observed preclinically to have no significant impact on CYP enzyme inhibition or induction.

Ongoing Phase I Trial for FT-4202

As illustrated in the figure below, our ongoing Phase I trial for FT-4202 to assess the safety and PK/PD of FT-4202 is a randomized, placebo-controlled, double blind, single dose and MAD trial in healthy adult volunteers and a single dose and MAD trial in adolescent or adult patients with SCD. The trial also includes a 12-week dosing cohort in which up to 20 SCD patients will each receive up to 84 consecutive daily doses of FT-4202.

As of March 31, 2020, 90 healthy volunteers have received FT-4202 (n = 70) or placebo (n = 20) in the Phase I trial. Eight SCD patients have received blinded FT-4202 drug or placebo as part of the single dose cohort (n =7) or as part of the first 14-day dose MAD cohort (n = 1).

Phase I Trial Design for FT-4202

To date in our Phase I trial, we believe that FT-4202 has demonstrated a promising tolerability profile and time-independent PK profile. We expect to receive additional data from this trial throughout the course of 2020. As illustrated in the figure below, in RBCs of healthy volunteers, FT-4202 has demonstrated a reduction in 2,3-DPG (left) and an increase in ATP (right), thus providing support for PKR activation in healthy RBCs. Notably, these effects were maintained for more than one day (2,3-DPG reduction) and for more than three days (ATP increase) after FT-4202 dosing was stopped at day 14.

FT-4202 Decreases 2,3-DPG and Increases ATP in RBCs in Healthy Volunteers

We have also observed in our Phase I trial that all doses of FT-4202 increase oxygen affinity, as illustrated in the left side of the figure below. As illustrated in the right side of the figure below, this increase in oxygen affinity correlated with the reduction of 2,3-DPG, demonstrating preliminary proof of mechanism in healthy RBCs and supporting further clinical development of FT-4202 in patients with SCD.

Changes in Oxygen Affinity in Healthy Volunteers Receiving Single or Multiple Doses of FT-4202

Correlate with Observed Decrease in 2,3-DPG

In the figure below, the pharmacokinetics and pharmacodynamics data from the healthy volunteer studies were modelled to predict the FT-4202 exposure to a maximum 2,3-DPG and ATP response. Based on this analysis an exposure achieved with 150 mg daily of FT-4202 or greater would provide a maximum increase in ATP. Maximum 2,3-DPG responses would require FT-4202 doses of 400 mg daily or greater.

Predicted Exposure/PD response in HV RBCs: Defined an

Exposure to Max PD Response Dose Range to Test in SCD

As of March 31, 2020, FT-4202 has been evaluated in healthy volunteer cohorts (n=90) and in a SCD single-dose cohort (n=7). Based upon PK/PD modelling and to directly compare with healthy volunteer findings, 700 mg was selected as a dose level for the single-dose cohort of patients with SCD. In healthy volunteers, FT-4202 was well-tolerated with headache as the most common adverse event reported in patients receiving a single dose (4%) or 14 days (28%) of FT-4202. In SCD patients, six adverse events were observed with three adverse events occurring in two of five patients (40%) receiving 700 mg of FT-4202 and two of two patients (100%) receiving placebo. All adverse events were mild (Grade 1) and transient. Based on this acceptable tolerability profile of a single 700 mg dose of FT-4202, the first SCD MAD cohort (300 mg daily) was opened for enrollment.

TREATMENT-EMERGENT ADVERSE EVENTS	PATIENTS WITH SCD
	FT-4202 700 MG (N = 5)	PLACEBO (N = 2)
Any TEAE, n (%)	2 (40)	2 (100)
Related to study drug, n (%)	1 (20)	0

As illustrated in the figure below, the PK profile of FT-4202 was similar in healthy volunteers and SCD patients. FT-4202 was rapidly absorbed with a median time of maximum concentration observed (Tmax) of one hour post-dose and a half-life of approximately 10-13 hours. Maximum PD activity (decrease in 2,3-DPG and increase in ATP) was observed in the RBCs of SCD patients 24 hours after a single dose of FT-4202.

Single Dose FT-4202 PK/PD Studies in Patients With SCD

The biologic consequence of a decrease in 2,3-DPG was found to be the same in healthy and SCD RBCs. As illustrated in the figure below, similar to what was previously observed in RBCs of healthy volunteers, an increase in oxygen affinity (decreased P50) was observed in SCD RBCs within 24 hours of FT-4202 dosing. The increase in oxygen affinity correlated with a reduction in 2,3-DPG in both healthy volunteers and SCD patients.

Biologic Consequence of Decreased 2,3-DPG is the Same in Healthy and SCD RBCs: Increased Oxygen Affinity

As illustrated in the figures below, similar to previous in vitro mixing studies, the decrease in 2,3-DPG levels resulted in an increase in oxygen affinity of SCD RBCs across an oxygen gradient (Figure A), and no changes in oxygen affinity were observed in placebo treated SCD RBCs (Figure B). The biologic consequence of the left-shift in oxygen affinity across the oxygen gradient is a decrease in POS to lower oxygen tension. The POS represents the oxygen tension where HbS polymerization becomes symptomatic by a reduction in the RBC deformability. By shifting the POS to lower oxygen tensions, FT-4202 showed improvements to the deformability of SCD RBCs at very low oxygen tensions (Figure C). SCD RBCs from patients receiving placebo showed no change in deformability (Figure D).

A single dose of FT-4202 increases oxygen affinity delaying de-oxy HbS polymerization to lower pO2

A single dose of FT-4202 shifts point of symptomatic polymerization (POS) to lower pO2 and improves deformability (hEImin)

The ability to maintain cellular hydration is a critical function of the RBC membrane. In order to measure the impact of FT-4202 on this critical function, the effect of FT-4202 compared to placebo on the deformability of SCD RBCs across an osmolality gradient was evaluated. As illustrated in the figure below, FT-4202 (Figure A) improved the deformability of SCD RBCs under conditions of both low osmolality (Omin) and high osmolality (Ohyper), shifting the response towards normal. SCD RBCs from placebo treated patients showed no change (Figure B).

A single dose of FT-4202 improves SCD RBC membrane response to an osmolality gradient

The table below summarizes the observations and results from the oxygen affinity curves, oxygen scans and osmoscans performed on SCD RBCs from patients who received FT-4202 compared to the SCD RBCs from patients who received placebo.

Improved Deformability, Oxygen Affinity, and Osmotic Fragility in Sickle RBC’s Under Deoxygenation and/or Shear Stress after a Single Dose of FT-4202

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FT-4202 decreased the de-oxy HbS polymerization rate and improved sickle RBC deformability as demonstrated by reductions in POS and increases in EImin. This effect was observed in all subjects receiving FT-4202

∎	FT-4202 increased oxygen affinity (decreased P50) in all subjects treated

∎	FT-4202 improved SCD RBC membrane function, as demonstrated by improvements in Omin and Ohyper (shifting towards normal)

∎	These effects were transient, returning to baseline three to seven days after the single dose of FT-4202 (data not shown)

The effects of a single dose of FT-4202 compared to placebo on hematologic parameters was also evaluated. In patients who received FT-4202 an increase in hemoglobin, an increase in RBC counts and a decrease in absolute reticulocyte counts were observed 24 hours after dosing, returning to baseline levels by 72 hours after dosing. Patients who received placebo were observed to have a decrease in hemoglobin and RBCs, with an increase in reticulocyte counts at 24 hours. The improvement in hematologic indices coincided with the maximum PD effects (decreased 2,3-DPG and increased ATP), returning to baseline by 72 hours despite persistent increase in ATP levels. These observations suggest that maximum clinical benefit (e.g. improved hemoglobin) is more likely to be observed with sustained PD activity of both 2,3 DPG reduction and ATP increase.

Biologic Consequence of a Single Dose of FT-4202: Improved Hematologic Parameters at Time of Maximum PD Effects

Up to two MAD cohorts in SCD patients are planned, with 12 patients per cohort to be screened, enrolled and randomly assigned to receive 14 consecutive daily doses of FT-4202 (n = 9) or placebo (n = 3). The initial daily dose of FT-4202 300 mg for 14 days to be evaluated in SCD patients was selected from the daily dose range of FT-4202 evaluated in the healthy adult volunteers that was found to be tolerable and pharmacodynamically active. If the safety results of the first MAD dose are acceptable and the PK/PD data are supportive, patients may be dosed with an additional daily dose of FT-4202 for 14 days. We also intend to enroll up to 20 SCD patients in a 12-week dosing cohort. Patients will receive up to 84 consecutive daily doses of FT-4202. The dose of FT-4202 administered will not exceed the highest dose evaluated in the MAD subject cohorts. As of April 30, 2020, the MAD dosing cohort is open and enrolling.

No treatment-related serious adverse events have been reported in FT-4202’s ongoing Phase I clinical trial.

Regulatory Plans

Pending results from our ongoing Phase I trial, we intend to conduct a registration-enabling global adaptive randomized, placebo-controlled, double blind, parallel group, multi-center Phase II/III trial of FT-4202 in patients, ages 12 to 65 years, with SCD. Based on feedback from the FDA, we plan to pursue accelerated approval utilizing hemoglobin response as a primary endpoint while collecting additional endpoints around rates of VOC to verify clinical benefit and further support approval. We are also currently engaging with the European Medicines Agency, or EMA, to determine the appropriate regulatory approach for the European Union.

Indication Expansion

We believe that FT-4202’s target supports clinical development across a number of adjacent indications. Initially, we intend to expand the development of FT-4202 into beta thalassemia. Beta thalassemia is a rare genetic disease with an estimated prevalence of approximately 20,000 patients across the United States and Europe and approximately 300,000 patients globally.

In beta thalassemia, mutations in the beta-globin gene cause a reduction in the production of the beta-globin subunit, which results both in a reduction in the total amount of oxygen carrying tetrameric hemoglobin within a RBC as well as an excess of alpha hemoglobin subunits that aggregate and cause RBC toxicity and destruction, or hemolysis. The spleen in these patients is often enlarged due to the high rate of chronic hemolysis. Chronic hemolysis leads to elevated levels of bilirubin which can form stones in the gall bladder that can cause obstruction. To compensate for the anemia in these patients, the bone marrow, the typical RBC producing tissue, expands, and RBC production outside of the bone marrow in organs such as the liver can occur. This expansion of the bone marrow can lead to bone deformities.

Patients with beta thalassemia are often classified into one of two groups; (i) transfusion dependent patients, and (ii) non-transfusion dependent patients. Transfusion dependent patients can require frequent blood transfusions, which may result in an overload of iron in tissues that can damage organs such as the liver, heart, and endocrine organs. As a consequence, iron depleting agents are used to minimize the consequences of iron overload. HSCT can be curative for beta thalassemia patients, but procedure related toxicity and donor availability limit this as a therapeutic option. In November 2019, Reblozyl (luspatercept-aamt) was approved for the treatment of beta-thalassemia patients who are transfusion dependent. While studies suggest that luspatercept-aamt can reduce the number of transfusions that these patients may require and reduce iron loading, these patients remain transfusion dependent, and significant unmet needs remain for these patients.

FT-4202 is a potent activator of PKR, designed to improve RBC metabolism, function and survival, by impacting the critical glycolytic pathway. Based on our preclinical studies and ongoing Phase I trial, an increase in ATP resulting from the activation of PKR can be anticipated to improve RBC membrane health and integrity. We believe that this approach will improve hemoglobin through increased RBC survival, reduce the hemolysis associated with beta thalassemia and alleviate the primary symptoms in patients. We expect to initiate a trial of FT-4202 in patients with beta thalassemia in the second half of 2021.

RBCs in beta thalassemia patients have increased alpha-globin protein aggregates, free heme, and free iron that all cause an increase in the levels of toxic reactive oxygen species, which damage RBC membranes. Consequently, ATP is consumed more avidly in the RBCs of beta thalassemia patients, and this depletion of ATP stores is believed to be key to the reduced life span of RBCs and increased hemolysis in these patients. By increasing ATP levels in the RBCs of beta thalassemia patients, we believe that FT-4202 should be able to reduce hemolysis and increase total body hemoglobin levels. In both preclinical models of beta thalassemia and early clinical studies, mitapivat, another PKR activator in clinical development, has demonstrated the ability to increase RBC life span and increase total hemoglobin. Therefore, we believe that FT-4202 will be able to deliver similar benefits in beta thalassemia patients. However, we also believe that the potential for once per day dosing for FT-4202 versus twice per day for mitapivat and FT-4202’s potentially differentiated safety profile may enable FT-4202 to be developed as a leading therapeutic option for these patients. Gene therapy approaches to increasing either beta-globin or HbF expression in autologous hematopoietic stem cells for transplantation are also in development but are limited by the need for marrow preconditioning and anticipated high cost.

FT-7051 and mCRPC Overview

Addressable mCRPC Patient Population

Prostate cancer is reported as the second and third leading cause of cancer death for men in the United States and in Europe, respectively, and mCRPC is the most advanced form of the disease. Approximately one in 41 men will die of prostate cancer, and approximately one in nine men will be diagnosed with prostate cancer in their lifetime. The average age at diagnosis of prostate cancer is 66. The incidence of prostate cancer has been estimated to reach approximately 192,000 and 365,000 patients in the United States and Europe, respectively, and approximately 30,000 prostate cancer deaths were estimated in the United States in 2018. Such deaths are typically the result of the most advanced form of prostate cancer, mCRPC.

Current Treatment Paradigm and Unmet Patient Need

The selection of prostate cancer treatments depends upon the burden of disease, Gleason score, and age of the patient. These options vary based on low risk or more advanced disease. Options for low risk disease may include active surveillance, prostatectomy, or radiation therapy , whereas aggressive surgical interventions and androgen deprivation therapy, or ADT, may be used for more advanced disease. Androgens, including testosterone and dihydrotestosterone, activate AR-dependent gene transcription which drives the growth of prostate cancer cells. ADT, which blocks testicular production of testosterone and is otherwise known as chemical castration, is administered for those patients who present initially with regional or advanced disease at diagnosis or develop advanced disease at recurrence. ADT, such as luteinizing hormone releasing hormone, or LHRH, receptor agonists and antagonists (flutamide, bicalutamide, nilutamide) are known to provide remission of the disease, best evidenced by a decline of prostate-specific antigen, or PSA, in about 90% of patients. After a mean time of two to three years, however, the disease progresses despite continuous hormonal manipulation and is then referred to as CRPC.

Subsequent to development of CRPC, ADT, in combination with the adrenal androgen synthesis inhibitor, abiraterone acetate, or AR antagonists that bind to the ligand binding domain, such as enzalutamide and apalutamide, have demonstrated improved overall, progression-free, and metastastis-free survival, increased time to progression, reductions in PSA, and radiographic responses. However, studies have shown that approximately 20% to 40% of mCRPC patients demonstrate primary resistance to enzalutamide and abiraterone acetate and virtually all patients who demonstrate initial clinical responses eventually acquire resistance. Other palliative treatments for mCRPC include taxane chemotherapy, Sipuleucel-T and Xofigo for treatment of bone metastases. Unfortunately, the five-year survival rate for patients with mCRPC progressing on or after first line chemotherapy is estimated at only 1.6%. As a result, there is significant need for new treatments of mCRPC.

Prostate cancer cells can become castration-resistant by several mechanisms, including: (i) mutation of the AR to allow for activation by non-androgen steroids, such as corticosteroids, estrogen, and progesterone, (ii) amplification of the AR that enables cancer cells to thrive on the low levels of androgens made by the adrenal gland, (iii) overexpression of co-activator proteins, including CBP/p300, that enhance AR induced transcriptional activity, (iv) intra-tumoral androgen synthesis, (v) upregulation of the glucocorticoid receptor and (vi) an increase in splice variants, such as AR-v7, that are always active even in the absence of androgen binding. While abiraterone acetate, enzalutamide, or apalutamide address some but not all of these resistance mechanisms, they may induce prostate cancer cells to express the AR-v7 variant that confers resistance to all three of these agents. Patients whose prostate cancer cells express the AR-v7 variant, which enables the AR to be active even in the absence of androgen binding, generally have a poor prognosis. According to a recent publication, and as seen in the figure below, AR-v7 positive mCRPC patients have a median OS rate of 10.8 months whereas AR-v7 negative patients in the same trial had an OS rate of 27.2 months.

Kaplan-Meier Plot of OS for mCRPC Patients Whose Tumors are Positive or Negative for AR-v7 Alteration

Among these resistance mechanisms, particularly challenging are AR structural variations in the ligand binding domain, which render the receptor ligand-independent and insensitive to approved AR antagonists. Approximately 20 AR mRNA splice variants have been identified, and a subset are constitutively active, meaning they do not require steroid binding to AR to drive activation of this transcription factor. Of the AR variants, only AR-v7 and ARv567 have been detected at the protein level, and AR-v7 has been the most studied. Notably, in cases of mCRPC where patients were initially treated with an AR antagonist, those with AR-v7 positive circulating tumor cells, or CTCs, showed poorer PSA response, and shorter progression-free survival and OS compared to those negative for AR-v7 CTCs. Furthermore, in blood samples from mCRPC patients, the frequency of AR-v7 protein detection in CTC nuclei increased from 3% of samples from patients following first line of therapy to 31% of samples for the third or more lines of therapy. We believe that findings such as these point to the potential for using AR-v7 as a patient selection biomarker, and its potential utility for determining which patients with mCRPC may benefit from new therapeutics active against AR-v7.

All biologically active forms of the AR retain the N-terminal domain, or NTD, and drugs in development that target the NTD have the potential to impact all AR forms, including those that may drive resistance to AR antagonists such as enzalutamide and apalutamide, which bind to the ligand binding domain. CBP/p300 are well-studied and essential co-activators of AR-mediated gene expression in prostate cancer. Upregulation of the CBP/p300 co-activator is one of the mechanisms by which prostate cancer cells become castration-resistant. As shown in the figure below, the catalytic core of CBP/p300 contains domains that “write,” or modify, and “read,” or interpret, the chemical signals on histones, which are proteins that package DNA and can determine whether and when a gene is expressed. The reader domain on CBP/p300 binds these acetylated histones when interacting with AR. The writer domain on CBP/p300 modifies histones by adding acetyl groups enabling transcription factors that drive gene expression. When active, CBP/p300 results in a permissive configuration of histone-wrapped DNA, or chromatin, that promotes transcription by AR in prostate cancer. Importantly, CBP/p300 binds AR-v7 variants that do not require testosterone to bring it into proximity with its target DNA. Consequently, since CBP/p300 is a necessary co-activator of AR, we believe an inhibitor to CBP/p300 could address the many AR-dependent mechanisms by which prostate cancer cells become castration-resistant.

Overview of CBP/p300 Impact on AR Positive Prostate Cancer

Our Approach: FT-7051

FT-7051 is a potent and selective inhibitor of CBP/p300 in preclinical development for the treatment of mCRPC. Inhibition of CBP/p300 can suppress AR and AR-v7 driven transcription of genes that drive the growth of prostate cancer cells. Thus, we believe that CBP/p300 inhibitors have the potential to address prostate cancer cell resistance related to molecular alterations in AR, including AR-v7. FT-7051 and FT-6876 (a research compound) are inhibitors of the bromodomain of CBP/p300 that we have developed with the goal of generating novel treatments for mCRPC. Our preclinical experiments with both FT-7051 and FT-6876 have demonstrated antitumor activity against enzalutamide-sensitive and enzalutamide-resistant patient-derived prostate cancer cell xenografts. In vitro, both FT-7051 and FT-6876 are antiproliferative in AR positive prostate cancer cell lines, including AR-v7 positive models, and are inactive in AR-negative cell lines. FT-7051 was ultimately selected for clinical development because it exhibited more favorable metabolic properties in our preclinical studies and is predicted to have a lower efficacious human dose (100-200 mg). The data generated for FT-6876 was accepted for publication at the American Association for Cancer Research 2020 meeting and will be available at a virtual presentation in June 2020.

FT-7051, has been observed to be highly potent (IC50 less than one nanomolar) and selective (more than 500-fold more selective than other bromodomain-containing proteins) in preclinical studies. No significant findings were observed during in vitro safety pharmacology studies of FT-7051. GLP toxicology studies have been completed and show an acceptable tolerability margin for the predicted efficacious human dose of 100-200 mg daily. In addition, the cGMP manufacturing of API is complete and the drug product manufacturing is ongoing. The FDA cleared our IND for FT-7051 in April 2020, and we believe that FT-7051 has a preclinical tolerability profile and physicochemical properties supportive of proceeding with clinical development. We expect to initiate a Phase I trial in mCRPC patients with and without AR-v7 in the fourth quarter of 2020, following the IND going into effect with the FDA. Data from this Phase I trial are expected in the first half of 2022. We believe that demonstration of activity in mCRPC could create opportunities for development of FT-7051 in earlier lines of prostate cancer therapy as well as in other tumors where AR driven transcription may be important, such as AR positive breast cancer.

CBP/p300 Target

Inhibition of CBP/p300 could antagonize AR signaling and demonstrate clinical benefit in CRPC and other AR positive cancers. By reducing histone acetylation specifically in AR driven transcription, we believe the downstream effects of AR signaling should be reduced.

Suppression of AR-driven transcriptional programs through inhibition of CBP/p300 offers an approach that differs from direct receptor antagonists and is unaffected by structural variations in the AR ligand binding domain. As CBP/p300 are upstream of AR activation, we believe that inhibition has the potential to address not only the observed resistance mechanisms but to also be effective in earlier lines of therapy and other AR-dependent cancers. The therapeutic benefits of AR inhibition have been observed clinically in these cancers, albeit with limitations that highlight the need for alternative approaches with long-term benefit and mechanisms of resistance non-overlapping with anti-androgen therapy.

Preclinical Studies of FT-7051

We believe that our preclinical studies to date support the ability of our inhibitors, including FT-7051, to selectively target CBP/p300 in order to decrease AR signaling and tumor growth in prostate cancer. These preclinical studies include the following:

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Inhibition of AR transcriptional activity: We observed reduced expression of AR target genes in a concentration-dependent manner in both the androgen-independent and androgen-dependent cell lines exposed to a range of FT-7051 concentrations for 24 hours. Androgen-independent and androgen-dependent cell lines mimic castration resistance and hormone sensitive tumors, respectively. As illustrated in the figure below, AR target gene expression decreased as analyzed by quantitative Polymerase Chain Reaction with results expressed as percentages relative to DMSO control. We selected AR target genes from the AR gene set defined by the Broad Institute, including KLK3, TMPRSS2, FKBP5, SORD, SPDEF and MYC.

AR Target Gene Expression in Androgen-independent or dependent Cells After 24 Hour Exposure to Increasing Concentrations of FT-7051

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Reduction in AR and AR-v7 expression: Transfer of acetyl groups, or acetylation to lysines on AR by CBP/p300 is known to stabilize AR protein. As illustrated in the figure below, we observed that the inhibition of CBP/p300 activity by FT-7051 induced a dose dependent reduction of AR protein levels in the androgen-independent and androgen-dependent cell lines. AR-v7 was reduced in the androgen-independent cell line. DMSO is the vehicle used to deliver the drug and is thus a negative control. Actin is used as to demonstrate consistent loading across the samples.

Impact of CBP/p300 Inhibition on AR and AR-v7 Levels in Androgen-independent and Androgen-dependent Prostate Cancer Cells

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Inhibition of chromatin remodeling: Acetylation of histones by CBP/p300 is a common hallmark of chromatin remodeling associated with active AR-target gene expression in prostate cancer. CBP/p300 acetylates Histone 3 Lysine 27 (H3K27). As illustrated in the figure below, we demonstrate that FT-7051 reduces H3K27Ac in a concentration-dependent manner in a prostate cancer cell line. DMSO is the vehicle used to deliver the drug and is thus a negative control. Actin is used as to demonstrate consistent loading across the samples.

Concentration Dependent Reduction of H3K27Ac In A Prostate Cancer Cell Line

∎	Significant anti-tumor activity: FT-7051 inhibited proliferation of prostate cancer cell lines and showed antitumor activity in a patient-derived xenograft, or PDX, model.

We evaluated the proliferation of several prostate cancer cell lines in the presence of enzalutamide or FT-7051. As expected and illustrated by the table below, enzalutamide was active against androgen-dependent cell lines but was inactive in AR negative and AR-v7 expressing cell lines. FT-7051 was active against AR-expressing cell lines, including AR-v7, as measured by IC50. As shown in the table below, cell lines that do not express AR are not targets for FT-7051.

Growth Inhibition In Prostate Cancer Cells Following 10-Day Exposure With FT-7051 or Enzalutamide

CELL LINE	ANDROGEN DEPENDENCE	AR ALTERATIONS	FT-7051 IC50 (µM)	ENZALUTAMIDE IC50 (µM)
LnCaP	Dependent	WT, T878A	1.4	1.1
VCaP	Dependent	WT	0.7	0.4
22Rv1	Independent	AR-v7positive, H857Y	0.6	>10
PC3	Independent	AR-negative	8.3	>10
DU145	Independent	AR-negative	8.9	>10

We evaluated the antitumor activity of FT-7051 and the research compound, FT-6876, in PDX models of prostate cancer sensitive and resistant to enzalutamide, respectively. As expected and illustrated in the figure below, enzalutamide was inactive in the enzalutamide-resistant model and FT-6876 induced tumor stasis. In the enzalutamide sensitive model, FT-7051 had a similar anti-tumor activity as enzalutamide.

FT-7051 and Enzalutamide Showed Anti-Tumor Activity in Mice Bearing Enzalutamide-Sensitive Xenografts. Tumor Volume Over Time in The Different Cohorts of Mice Bearing Xenografts and Administered with Vehicle, FT-7051 or Enzalutamide

FT-6876 Showed Anti-Tumor Activity in Mice Bearing Enzalutamide-Resistant Xenografts. Tumor Volume Over

Time in The Different Cohorts of Mice Bearing Xenografts and Administered with Vehicle, FT-6876 or Enzalutamide

Planned Clinical Studies

We filed an IND with the FDA for FT-7051 in March 2020 and the FDA has formally cleared the IND to initiate a Phase I trial in mCRPC patients in the fourth quarter of 2020. Data from this Phase I trial are expected in the first half of 2022. Pending favorable safety and initial clinical activity data in mCRPC patients resistant to standard of care, we may evaluate FT-7051 in earlier lines of mCRPC as well as other AR-dependent cancers, since FT-7051’s mechanism of action could apply to any AR driven cancer.

Non-Core and Out-Licensed Programs

FT-2102: A Selective Inhibitor for Cancers with Mutations in IDH1 Gene

FT-2102, a selective inhibitor for cancers with IDH1 mutations, is being evaluated in a registrational Phase II- trial for R/R AML and an exploratory Phase I trial for glioma. IDH1 mutations can produce excessive amounts of the onco-metabolite 2-hydroxyglutarate, which impairs stem cell differentiation and promotes cancer cells to grow and progress in both solid tumors and hematologic malignancies.

IDH1 mutation alterations are seen in AML, glioma, chondrosarcoma, and intrahepatic cholangiocarcinoma. It is estimated that the U.S. prevalence for AML is approximately 20,000 cases and global incidence for AML is approximately 120,000 cases, with approximately 6-8% linked to the IDH1 mutation. The estimated U.S. prevalence of glioma is approximately 19,000 cases and the global incidence of glioma is 176,000 cases, with as much as 70 to 80% linked to the IDH1 mutation in Grade II/III gliomas and secondary glioblastoma.

There are currently two products approved in the United States for patients with IDH1 mutation and IDH2 mutation, a similar enzyme. In August 2017, the FDA granted approval to Idhifa (enasidenib), an oral targeted IDH2 mutation inhibitor, for patients with R/R AML and an IDH2 mutation. In July 2018, the FDA granted approval to Tibsovo (ivosidenib), an oral targeted IDH1 mutation inhibitor, for adult patients with (i) R/R AML with a susceptible IDH1 mutation, and (ii) in May 2019, newly diagnosed AML with a susceptible IDH1 mutation who are at least 75 years old or who have comorbidities that preclude use of intensive induction chemotherapy.

Within the current treatment options for R/R AML patients who are unfit for intensive chemotherapy and harbor the IDH1 mutation, there is unmet need. We believe that FT-2102 represents a treatment option with reduced QTc potential, a more favorable drug-drug interaction profile (allowing for co-medication) and a stable PK profile that enables a consistent drug exposure over time.

There is high unmet medical need for grade II, III and IV glioma patients who are R/R to current frontline treatment. Current care is limited to supportive care and, where applicable, further treatment with frontline therapies. We believe that FT-2102 has the potential to be a treatment for glioma patients who harbor the IDH1 mutation.

We presented positive preliminary Phase I data for FT-2102 in R/R and treatment naïve AML, as well as myelodysplastic syndrome, or MDS, at the 2019 ASH demonstrating the potential of FT-2102 to induce rapid remissions and mutation clearance in a percentage of patients with IDH1 mutation. The AML data was based on continuous oral treatment of FT-2102 for 28-day cycles, either alone (n=32) or in combination with azacitidine (n=46), with a dose evaluation of 300 mg once daily for FT-2102 alone and 150 mg once daily or twice daily for FT-2102 in combination with azacitidine. The findings indicated that FT-2102 was well-tolerated in clinical trials as monotherapy and in combination with azacitidine, with no dose-limiting toxicities. The recommended Phase II dose for both indications is 150mg twice daily.

We presented positive preliminary Phase I data for FT-2102 in glioma at the 2020 American Society of Clinical Oncology Meeting, or ASCO, demonstrating the brain penetrant properties of FT-2102 and preliminary clinical activity, which suggest potential for response and prolonged disease control in the enhanced (grade III/IV) R/R IDH1-mutated glioma. At the time of the data cut for disclosure at ASCO, of 24 evaluable patients treated (4 grade II, 13 grade III, 7 grade IV), one patient had a partial response and 11 patients had stable disease, as determined by investigator response assessment in neuro-oncology, or RANO, criteria. Twenty-two of the patients’ responses were also evaluated by volumetric changes at a central review, where four patients had more than 50% tumor reduction, one patient had 25% to 50% tumor reduction, and an additional seven patients with prolonged stable disease.

FT-2102 is currently being evaluated in a registrational Phase II trial for R/R AML and an exploratory Phase I trial for glioma. In addition to the registrational R/R AML cohort, the trial includes seven additional cohorts to evaluate FT-2102 across the AML treatment paradigm as either a single agent or in combination with azacytidine for patients who have failed a prior IDH1 mutation inhibitor or those who are treatment naïve but are contraindicated for standard of care treatments. The second interim analysis of the registrational cohort will be completed in the fourth quarter of 2020, and if positive we believe it will provide data sufficient for filing a New Drug Application, or NDA, and accompanying PMA for a companion diagnostic test in R/R AML. We have contracted with Abbott to develop the companion diagnostic. The exploratory Phase I glioma trial is fully enrolled, and we continue to monitor disease response in the glioma patients.

To date, 53 AML patients and six solid tumor patients treated with FT-2102 experienced at least one treatment emergent serious adverse event related to study treatment. In the 53 AML patients, the most common treatment related serious adverse event was differentiation syndrome, which was reported in 16 patients. In the six solid tumor patients, treatment-related serious adverse events included: hepatitis acute, nausea, vomiting, platelet count decreased, ALT increased and hepatic enzyme increased.

FT-8225: A Liver-Targeting, Selective Inhibitor for Fatty Acid Synthase for Non-Alcoholic Steatohepatitis

FT-8225 is a liver-targeted FASN inhibitor designed to block de novo lipogenesis, or DNL, solely in the liver, and is currently in development for NASH. Preclinical studies have been completed which we believe will enable an IND filing.

NASH is a serious progressive liver disease affecting approximately 19 million individuals in the United States was estimated to affect approximately 37 million in 2019 in Canada, France, Germany, Italy, Japan, the United Kingdom and the United States, collectively and is estimated to reach approximately 43 million by 2025 in such countries collectively with no currently approved treatments. The disease is a consequence of over-nutrition that leads to hepatic steatosis progressing to inflammation, cell damage, cirrhosis, and eventual liver failure. NASH is caused by accumulation of triglycerides, or TG, derived in part from dysregulated DNL. FASN, a key enzyme in the DNL pathway that catalyzes the final step in fatty acid production prior to TG synthesis, has an elevated expression in NASH patients. Elevated DNL can contribute to early points in the pathogenesis of NASH via excessive TG synthesis and subsequent deposition in the liver causing steatosis.

Our prior efforts utilizing FT-4101, a FASN inhibitor that distributes systemically in the body showed proof of mechanism in Phase I trials by inhibiting DNL, but also showed dry skin, dry eye, and hair loss by inhibiting DNL in peripheral tissues. These peripheral on-target adverse events motivated us to design a liver-targeting FASN inhibitor.

No treatment-related serious adverse events have been reported in FT-4101’s clinical studies.

Early clinical studies have shown that inhibition of DNL by blocking either FASN or an upstream enzyme, Acetyl CoA Carboxylase, or ACC, reduces steatosis, making DNL inhibition an attractive target for the treatment of NASH. Critically, FASN inhibitors do not increase TG and ketone bodies observed with ACC 1/2 inhibitors, a consequential outcome for NASH populations with common comorbidities of diabetes and cardiovascular disease.

Preclinical data to date for FT-8225 have demonstrated a profile with the following attributes:

∎	selective in vitro and in vivo pharmacodynamic activity;

∎	preferential liver distribution with a liver to plasma ratio of greater than 100;

∎	a potential for combination use due to low drug to drug interaction risk;

∎	predicted low efficacious exposure;

∎	physiochemical, ADME, and PK properties supporting oral dosing of crystalline material; and

∎	a process to produce drug product to support partner-directed Phase I trials.

Partnered Programs

We have licensed exclusively two programs each to Boehringer Ingelheim and Celgene based on molecules that we discovered. Boehringer Ingelheim is developing BI1701963, an orally bioavailable SOS1:KRAS inhibitor for solid tumors. Pursuant to our collaboration with Boehringer Ingelheim, we have recently achieved the initial Phase I clinical milestone for BI1701963. The second molecule licensed to Boehringer Ingelheim is a protein-protein modulator in preclinical development within oncology.

Celgene is developing CC-95775, a pan-BET bromodomain inhibitor, in a Phase Ib clinical trial for patients with non-Hodgkin’s lymphoma. The second Celgene program relates to any and all compounds directed to the target of USP30.

Under these out-licensed programs we are eligible to receive, subject to the achievement of certain clinical and commercial milestones, aggregate payments in excess of $500 million plus royalties over time.

Agreement with Boehringer Ingelheim

In December 2011, we entered into a Collaboration and License Agreement, or the Boehringer Ingelheim Agreement, with Boehringer Ingelheim, a company existing under the laws of Germany, pursuant to which the parties engage in a collaborative program to develop and commercialize certain small molecule compound libraries, or compound libraries. The collaborative program consists of two phases: (i) a research phase during which we scanned existing compound libraries, and (ii) an optimization phase where Boehringer Ingelheim will further develop and commercialize certain of such compound libraries. The collaborative program is currently in the optimization phase. One molecule discovered during the collaboration program is now in clinical trials.

In connection with the research phase, we have granted to Boehringer Ingelheim a non-exclusive license to conduct certain research and optimization activities, and Boehringer Ingelheim has granted to us a non-exclusive license, without the right to grant sublicenses, to conduct any and all activities allocated to us under the Boehringer Ingelheim Agreement during the research phase and the optimization phase. In connection with the optimization phase, we have granted to Boehringer Ingelheim an exclusive, worldwide, milestone-bearing license, with the right to grant sublicenses, to (i) research, develop, have developed, make, have made, use, have used, sell, have sold, offer for sale, have offered for sale, import, have imported and otherwise exploit and commercialize certain collaboration compounds and licensed products containing such collaboration compounds and (ii) make derivatives from certain collaboration compounds. Boehringer Ingelheim has granted to us a worldwide, perpetual, irrevocable, royalty-free, fully-paid, non-exclusive license, with the right to grant sublicenses through multiple tiers, for any and all purposes outside the scope of the exclusive license granted to Boehringer Ingelheim.

As consideration, we (i) have received an upfront payment, (ii) have received periodic reimbursements for certain of our internal costs and payments to third parties and (iii) are eligible to receive and expect to receive certain contingent payments upon the achievement of certain research, clinical development, regulatory approval and sales milestone events. To date under the Boehringer Ingelheim Agreement, we have received payments of approximately $50.1 million comprised of an upfront payment, research funding, and research and development milestone payments. We are eligible to receive, subject to the achievement of certain research, clinical, regulatory and commercial milestones, additional aggregate payments of up to $126.0 million in connection with the future development of BI1701963 and $134.0 million for the future development of the protein-protein modulator in preclinical development within oncology.

The initial research term was four years, with the option for Boehringer Ingelheim to extend the term for a one year period provided that Boehringer Ingelheim shall be responsible for reimbursing certain of our internal expenses. Unless earlier terminated, the Boehringer Ingelheim Agreement shall expire (i) on a product-by-product and country-by-country basis on the date of the expiration of all payment obligations with respect to such product in such country, (ii) in its entirety upon the expiration of all payment obligations with respect to the last product in all countries and (iii) on a collaboration-by-collaboration basis when no compound or product is being researched, developed or commercialized by either party with commercially reasonable efforts. Either party may terminate the agreement upon a material breach by the other party.

Agreements with Celgene

In December 2018, we and our subsidiary Forma Therapeutics, Inc., entered into two License Agreements, or the Celgene License Agreements, with Celgene pursuant to which we granted to Celgene exclusive rights with respect to the development and commercialization of (i) any and all compounds directed to the target USP30 and (ii) FT-1101 (CC-95775), in each case including any and all derivatives, modifications and improvements thereof and any pharmaceutical products comprising such compounds.

As initial consideration for the licenses, Celgene paid us $77.5 million in license fees and subsequently through the first quarter of 2020 paid an additional $7.6 million for transition and transfer activities. As additional consideration for the license, Celgene is required to pay certain amounts upon the achievement of specified clinical, regulatory and commercial milestones. No milestones have been achieved to date under the Celgene License Agreements.

Furthermore, Celgene is also required to pay to us certain royalties of single digit on net sales in a given calendar year on a product-by-product basis under each Celgene License Agreement. Celgene’s royalty obligations are on a product-by-product and country-by-country basis and are subject to certain reductions, including (i) in the event that the exploitation of a product is not covered by a valid claim with the licensed patent rights and (ii) in the event of third parties achieving specifically negotiated levels of competitive market share. Such royalty obligations will expire on a country-by-country and product-by product basis upon the later of (a) the expiration of the last patent which covers a product in such country, (b) the expiration of any exclusivity granted by a regulatory authority and (c) ten (10) years following the first commercial sale of a product in such country.

Unless earlier terminated, the Celgene License Agreements shall remain in effect on a country-by-country basis until it expires upon the ceasing of making, having made, using, importing, offering for sale and selling any compounds or products prepared in connection therewith in such country. Celgene has the right to at-will termination on a product-by-product basis or in its entirety, subject to certain notice requirements. Either party may terminate either Celgene License Agreement if the other party commits a material breach of such agreement or defaults in the performance thereunder and fails to cure that breach within a certain number of days after written notice is provided in the event of bankruptcy, insolvency, dissolution or winding up. We may terminate each Celgene License Agreement on a country-by-country and product-by-product basis if Celgene does not use commercially reasonable efforts to commercialize each product licensed under such Celgene License Agreement upon obtaining the requisite regulatory approvals, in each case subject to the terms of such Celgene License Agreement, with respect to such country and product, unless Celgene has provided prior written notice of a plan for the development and/or commercialization of such licensed product or otherwise cured such breach.

Asset Purchase Agreement with Integral Health, Inc.

In March 2020, we entered into an Asset Purchase Agreement, or the Integral Health Agreement, with Integral Health, Inc., and, solely for purposes of certain sections, Integral Health Holdings, LLC, or together with Integral

Health, Inc., Integral Health, to divest our hit discovery capabilities. Pursuant to the Integral Health Agreement, Integral Health purchased certain assets, including specified intellectual property, from us in exchange for $17.5 million in cash, $2.5 million of which was paid at closing and the remaining $15.0 million which will be paid in incremental payments through June 2021, $0.5 million of reimbursements for expenses prepaid by us, the benefit of which was transferred to Integral Health, and $10.0 million of preferred equity in Integral’s next equity financing round or, if Integral Health’s next equity financing does not occur prior to the one-year anniversary of the Integral Health Agreement, a number of shares of preferred stock issued in Integral Health’s previous round of equity financing prior to the Integral Health Agreement equal to $10.0 million divided by the price per share paid by investors in that previous equity financing. We are also eligible to receive single digit future royalties on the aggregate net sales of any products that bind to a target in certain identified target classes, on a product-by-product and country-by-country basis during the period of time commencing at the time of the first commercial sale of such product in such country, until the later of (i) the expiration of certain related patents and (ii) ten years after such first commercial sale. The divestiture resulted in a reduction in headcount by 23 employees, which all transitioned to Integral Health. Concurrent with the divestiture, our Branford, Connecticut lease and certain revenue contracts were assigned to and assumed by Integral Health.

Competition

The biopharmaceutical industry is characterized by rapidly advancing technologies, intense competition and strong emphasis on proprietary products. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and government agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors may also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel, and establishing clinical trial sites and patient registration for clinical trials. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

If our core product candidates, FT-4202 and FT-7051, are approved for the indications that we are currently targeting, they will likely compete with the currently marketed drugs and, if approved, the therapies in development discussed below.

Sickle Cell Disease

Approved drug treatments for SCD focus primarily on the management of anemia and reduction of VOCs. Until November 2019, there were only two drug treatments for SCD approved in the United States: HU and Endari. HU, marketed under trade names including DROXIA by Bristol-Myers Squibb Company, as well as in generic form, is approved for the treatment of anemia related to SCD, to reduce the frequency of VOCs and the need for blood transfusions. Endari, marketed by Emmaus Life Sciences, Inc., is an oral powder form of L-glutamine approved to reduce severe complications associated with the disorder.

In November 2019, the FDA granted accelerated approval for voxelotor for the treatment of SCD in adults and children 12 years of age and older. Voxelotor, marketed by Global Blood Therapeutics, Inc., is an oral therapy taken once daily and is the first approved treatment that directly inhibits HbS polymerization. In addition, in November 2019, the FDA approved crizanlizumab, to reduce the frequency of VOCs in adult and pediatric patients aged 16 years and older with SCD. Crizanlizumab, marketed by Novartis AG, is administered intravenously and binds to P-selectin, which is a cell adhesion protein that plays a central role in the multicellular interactions that can lead to vaso-occlusion.

Blood transfusions are also used to treat SCD and can transiently bolster hemoglobin levels by adding functional RBCs. There are a number of limitations associated with this therapeutic approach, including limited patient access and serious complications such as iron overload. The only potentially curative treatment currently approved for severe SCD is HSCT. However, this treatment option is not commonly used given the difficulties of finding a suitable matched donor and the risks associated with the treatment, which include an approximately 5% mortality rate. HSCT is more commonly offered to pediatric patients with available sibling-matched donors.

FT-4202 could face competition from a number of different therapeutic approaches in development for patients with SCD. For example, bluebird bio, Inc., or bluebird, plans to initiate a Phase III trial for LentiGlobin for the treatment of SCD. LentiGlobin is a one-time gene therapy treatment for SCD that aims to treat SCD by inserting a functional human beta-globin gene into the patient’s own hematopoietic stem cells ex vivo and then transplanting the modified stem cell into the patient’s bloodstream. Imara Inc., or Imara, plans to initiate a Phase IIb clinical trial of IMR-687, a small molecule inhibitor of phosphodiesterase-9, for the treatment of SCD. EpiDestiny, Inc., or EpiDestiny, in collaboration with Novo Nordisk A/S, is evaluating EPI01, a small molecule designed to increase production of HbF, in Phase II clinical trials. Aruvant Sciences, Inc. is evaluating RVT-1801, a gene therapy, in a Phase I/II trial. Sangamo Therapeutics Inc., or Sangamo, in collaboration with Bioverativ Inc. (now Sanofi S.A.), or Bioverativ, is developing BIVV-003, a gene editing cell therapy that modifies cells to produce functional RBCs using HbF.

Beta Thalassemia

Until November 2019, there were no approved drug therapies for beta thalassemia in the United States. The standard of care for many patients with beta thalassemia has been frequent blood transfusions to manage anemia. A potentially curative therapy for beta thalassemia is HSCT, which is associated with serious risk and is limited to patients with a suitable donor.

In November 2019, the FDA approved luspatercept-aamt for the treatment of anemia in adult patients with beta thalassemia who require regular RBC transfusions. Luspatercept-aamt, marketed by Celgene and Acceleron Pharma Inc., is a modified receptor protein that promotes RBC maturation and increases overall RBC production, but does not address other cell types implicated in beta thalassemia. Luspatercept-aamt is not indicated for use as a substitute for RBC transfusions in patients who require immediate correction of anemia. Luspatercept-aamt is dosed subcutaneously and is administered every three weeks in an outpatient setting.

In June 2019, the European Commission granted conditional marketing authorization for ZYNTEGLO, a gene therapy developed by bluebird for the treatment of adult and adolescent patients with transfusion-dependent beta thalassemia and with certain genotypes. bluebird announced that it plans to submit a biologics license application to the FDA in 2019. In February 2020, bluebird reiterated that the company is currently planning to complete the biologics license application submission in the second half of 2020.

FT-4202 could face competition from a number of different therapeutic approaches that are in development as a therapeutic option for patients with transfusion-dependent beta thalassemia.

For example, Bellicum Pharmaceuticals, Inc., or Bellicum, completed its Phase I/II clinical trial evaluating Rivo-cel, a modified donor T cell therapy to be used in conjunction with HSCT. Bellicum is expected to use results from this clinical trial to support Rivo-cel’s European MAA. Imara plans to initiate a Phase IIb clinical trial of IMR-687, a small molecule inhibitor of phosphodiesterase-9, for the treatment of beta thalassemia. EpiDestiny, in collaboration with Novo Nordisk A/S, is evaluating EPI01, a small molecule designed to increase production of HbF, in Phase II clinical trials. Orchard Therapeutics plc is conducting Phase II clinical trials of OTL-300, an autologous ex vivo gene therapy for the treatment of transfusion-dependent beta thalassemia. Sangamo, in collaboration with Bioverativ, is conducting a Phase I/II clinical trial of ST-400, which uses a genome-edited cell therapy approach designed to produce functional RBCs using HbF. CRISPR Therapeutics AG, in collaboration with Vertex Pharmaceuticals Incorporated, is conducting a Phase I/II clinical trial of CTX001, which uses a gene editing approach to upregulate the expression of HbF, in patients with transfusion-dependent beta thalassemia. Syros Pharmaceuticals, Inc., in collaboration with GBT, is using its gene control platform to identify and develop product candidates to activate gamma globin expression to induce the production of HbF for the treatment of beta thalassemia.

CBP/p300 in mCRPC

There are several companies seeking to develop CBP/p300 inhibitors, though only one has advanced to clinical trials. CellCentric, Ltd., or CellCentric, is currently running a Phase I/IIa study of its CBP/p300 inhibitor, CCS1477, to assess the safety, tolerability, pharmacokinetics, and biological activity in patients with mCRPC or advanced solid tumors.

Roche/Genentech and Constellation Pharmaceuticals, Inc., or Constellation, have disclosed additional CBP/p300 inhibitors, GNE-781 and GNE-049, arising from their collaboration. AbbVie, Inc. has also disclosed A-485, an inhibitor of CBP/p300 catalytic activity. None of these companies have entered clinical trials, and the development status remains unclear.

FT-7051 has been observed to be highly potent (IC50 less than one nanomolar) and selective (more than 500-fold more selective than other bromodomain-containing proteins) in preclinical studies. No significant findings were observed during in vitro safety pharmacology studies of FT-7051. GLP toxicology studies have been completed and show an acceptable tolerability margin for the predicted efficacious human dose of 100-200 mg daily. In addition, the cGMP manufacturing of API is complete and the drug product manufacturing is ongoing. The FDA cleared our IND for FT-7051 in April 2020. We believe that FT-7051 has a preclinical profile and physicochemical properties which we believe are supportive of proceeding with clinical development.

Similar to the above, FT-7051 could also face competition from CellCentric’s CCS1477 inhibitor as CellCentric is planning to begin clinical trials in drug-resistant prostate cancer, AML, multiple myeloma, and non-Hodgkin lymphoma.

Manufacturing

We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates undergoing preclinical testing, as well as for clinical testing and commercial manufacture if our product candidates receive marketing approval.

FT-4202 is a stable, crystalline substance. Using the current route, several multi-kg batches (the largest being approximately 25 kg) of FT-4202 API have been manufactured according to cGMP.

FT-7051 is a stable crystalline HCl salt, is moderately hygroscopic, and has pH-dependent solubility. An approximately 6 kg batch of FT-7051 API has been manufactured according to cGMP.

As our current or future product candidates progress through preclinical studies and clinical trials towards approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Such changes may require amendments to be made to regulatory applications which may further delay the timeframes under which modified manufacturing processes can be used for any of our current or future product candidates and additional bridging studies or trials may be required.

Intellectual Property

We seek to protect the intellectual property and proprietary technology that we consider important to our business, including by pursuing patent applications that cover our product candidates and methods of using the same, as well as any other relevant inventions and improvements that are considered commercially important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position. Our commercial success depends, in part, on our ability to obtain, maintain, enforce and protect our intellectual property and other proprietary rights for the technology, inventions and improvements we consider important to our business, and to defend any patents we may own or in-license in the future, prevent others from infringing any patents we may own or in-license in the future, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and proprietary rights of third parties.

As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our product candidates and technologies will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our pending patent applications, and any patent applications that we may in the future file or license from third parties, may not result in the issuance of patents and any issued patents we may obtain do not guarantee us the right to practice our technology in relation to the commercialization of our products. We also cannot predict the breadth of claims in pending applications that may be allowed or the breadth of claims that may be enforced in any patents we may own or in-license in the future. Any issued patents that we may own or in-license in the future may be challenged, invalidated, circumvented or have the scope of their claims narrowed. For example, we cannot be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications in the United States that also claim technology or therapeutics to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority or derivation of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us, which is highly unpredictable. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting the protection such patent would afford the respective product and any competitive advantage such patent may provide.

The term of individual patents depends upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent claiming a new drug product may also be eligible for a limited patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. The term extension period granted on a patent covering a product is typically one-half the time between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. The extension period cannot be longer than five years and the total patent term, including the extension period, must not exceed 14 years following FDA approval. Only one patent applicable to an approved product is eligible for the extension, and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. Additionally, the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office reviews and approves the application for any patent term extension in consultation with the FDA. In the future, if our product candidates receive approval by the FDA, we expect to apply for patent term extensions on any issued patents covering those products, depending upon the length of the clinical studies for each product and other factors. There can be no assurance that our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustments to the terms of any patents we may own or in-license in the future. In addition, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Patent term may be inadequate to protect our competitive position on our products for an adequate amount of time.

As of April 30, 2020, our overall patent portfolio includes more than 40 patent families comprising issued patents, provisional patent applications, and non-provisional patent applications.

FT-4202

As of April 30, 2020, we own multiple patent families related to our lead core product candidate, FT-4202. The FT-4202 compound is covered by granted Australian, European, Japanese, and Korean patents and by numerous pending patent applications (including U.S., Canadian and Chinese patent applications) that, if granted, are expected to expire in March 2038, not including any patent term extension, supplementary protection certificate, or SPC, or data exclusivity.

FT-7051

As of April 30, 2020, we own multiple patent families related to our other core product candidate, FT-7051. The FT-7051 compound is covered by pending U.S., European, Japanese, and PCT international patent applications that, if granted, are projected to expire in June 2039 if granted (not including any patent term extension, SPC or data exclusivity).

Other programs

We also own more than 10 patent families related to our non-core isocitrate dehydrogenase 1 gene, or IDH1, program, FT-2102, and our fatty-acid synthase, or FASN, programs, FT-8225 and FT-4101. The FT-2102 compound is covered by granted patents in the U.S., Europe, Japan and other countries that are expected to expire in September 2035, not including any patent term extension, SPC or data exclusivity. The FT-2102 drug product is covered by an additional granted U.S. patent, and by pending patent applications on the uses of FT-2102 in methods of treatment currently in clinical development, both expected to expire in May 2039 (absent any patent term extension, SPC or data exclusivity). The FT-8225 compound is covered by pending U.S., European and PCT international patent applications that are expected to expire in October 2039 (not including patent term extension, SPC or data exclusivity) if granted. The FT-4101 compound is covered by granted patents in the U.S. and Europe and other countries, as well as pending applications in some countries, all expected to expire in March 2034 (absent patent term extension, SPC or data exclusivity).

In addition, we own patents and patent applications expected to expire between 2034 and 2040 (if granted) protecting a variety of additional novel compounds discovered by our target discovery engine for multiple therapeutic targets including USP1, IDH1 and others. As of April 30, 2020, our patent portfolio covering these additional novel compounds discovered by our target discovery engine included more than 20 patent families. Patent term adjustments, SPC filings, or patent term extensions could result in later expiration dates in various countries, while terminal disclaimers could result in earlier expiration dates in the U.S.

As indicated above, some of our owned patent applications are provisional patent applications. Provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. If we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage. Moreover, the patent application and approval process is expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request.

For more information, see the section entitled “Risk Factors—Risks Related to Intellectual Property”.

Other IP Rights

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality, and invention assignment agreements with our employees and consultants. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee, however, that we have executed such agreements with all applicable counterparties, that such agreements will not be breached, or that these agreements will afford us adequate protection of our intellectual property and proprietary rights. For more information, see the section entitled “Risk Factors—Risks Related to Intellectual Property”.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs. We, along with our vendors, contract research organizations and contract manufacturers, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the U.S., the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, as amended, its implementing regulations and other laws. If we fail to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other legal requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, we may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA’s refusal to approve pending applications, issuance of clinical holds for ongoing studies, withdrawal of approvals, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.

The process required by the FDA before our product candidates are approved as drugs for therapeutic indications and may be marketed in the U.S. generally involves the following:

∎	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

∎	submission to the FDA of an IND application, which must become effective before clinical trials may begin;

∎	approval by an institutional review board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

∎	submission to the FDA of a NDA;

∎	a determination by the FDA within 60 days of its receipt of an NDA, to accept the filing for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

∎	potential FDA audit of the clinical trial sites that generated the data in support of the NDA;

∎	payment of user fees for FDA review of the NDA; and

∎	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the U.S.

Preclinical Studies and Clinical Trials for Drugs

Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of drug chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data must be submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research patients will be exposed to unreasonable health risks, and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable related to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about clinical trials, including clinical trials results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.

A sponsor who wishes to conduct a clinical trial outside of the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor must submit data from the clinical trial to the FDA in support of an NDA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap.

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Phase I—Phase I clinical trials involve initial introduction of the investigational product into healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, excretion the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase II—Phase II clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

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Phase III—Phase III clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling.

Post-approval trials, sometimes referred to as Phase IV clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase IV clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Marketing Approval for Drugs

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. An NDA must contain proof of the drug’s safety and efficacy. The marketing application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be marketed in the U.S.

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategy, or REMS, program to ensure that the benefits of the drug outweigh its risks. The REMS program could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk-minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase IV clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act of 1983, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the U.S., or if it affects more than 200,000 individuals in the U.S., there is no reasonable expectation that the cost of developing and making the product available in the U.S. for the disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication, except in limited circumstances, such as a subsequent product’s showing of clinical superiority over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product. Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before we do, unless we are able to demonstrate that our product is clinically superior. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the U.S. may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Rare Pediatric Disease Designation and Priority Review Vouchers

Under the FD&C Act, the FDA incentivizes the development of drugs that meet the definition of a “rare pediatric disease,” defined to mean a serious or life-threatening disease in which the serious of life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the U.S. or affects more than 200,000 in the U.S. and for which there is no reasonable expectation that the cost of developing and making in the U.S. a drug for such disease or condition will be received from sales in the U.S. of such drug. The sponsor of a product candidate for a rare pediatric disease may be eligible for a voucher that can be used to obtain a priority review for a subsequent human drug application after the date of approval of the rare pediatric disease drug product, referred to as a priority review voucher, or PRV. A sponsor may request rare pediatric disease designation from the FDA prior to the submission of its NDA. A rare pediatric disease designation does not guarantee that a sponsor will receive a PRV upon approval of its NDA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a PRV upon approval of their marketing application if they request such a voucher in their original marketing application and meet all of the eligibility criteria. If a PRV is received, it may be sold or transferred an unlimited number of times. Congress has extended the PRV program until September 30, 2020, with the potential for PRVs to be granted until October 2022.

Expedited Development and Review Programs for Drugs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients earlier than under standard FDA development and review procedures.

A new drug is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the agency may review portions of the marketing application before the sponsor submits the complete application, as well as Priority Review, discussed below.

In addition, a new drug may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient drug development program beginning as early as Phase I, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and accelerated approval. A product is eligible for Priority Review if it has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA must review an application in six months compared to ten months for a standard review.

Additionally, products are eligible for accelerated approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

Accelerated approval is usually contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the product’s clinical benefit. The FDA may withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, unless otherwise informed by the FDA, the FDA currently requires, as a condition for accelerated approval, that all advertising and promotional materials that are intended for dissemination or publication within 120 days following marketing approval be submitted to the agency for review during the pre-approval review period, and that after 120 days following marketing approval, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but may expedite the development or review process.

Pediatric Information and Pediatric Exclusivity

Under the Pediatric Research Equity Act, or PREA, as amended, certain NDAs and certain supplements to an NDA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FD&C

Act requires that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase II meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase III or Phase II/III trial. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

A drug can also obtain pediatric market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

U.S. Post-Approval Requirements for Drugs

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase IV clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our contract manufacturers. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual prescription drug product program user fee.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

∎	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

∎	safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

∎	fines, warning letters or holds on post-approval clinical trials;

∎	refusal of the FDA to approve applications or supplements to approved applications, or withdrawal of product approvals;

∎	product seizure or detention, or refusal to permit the import or export of products;

∎	injunctions or the imposition of civil or criminal penalties; and

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consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or mandated modification of promotional materials and labeling and issuance of corrective information.

Regulation of Companion Diagnostics

Companion diagnostics identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics are regulated as medical devices by the FDA. In the U.S., the FD&C Act, and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption or FDA exercise of enforcement discretion applies, diagnostic tests generally require marketing clearance or approval from the FDA prior to commercialization. The two primary types of FDA marketing authorization applicable to a medical device are clearance of a premarket notification, or 510(k), and approval of a premarket approval application, or PMA.

To obtain 510(k) clearance for a medical device, or for certain modifications to devices that have received 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or to a preamendment device that was in commercial distribution before May 28, 1976, or a predicate device, for which the FDA has not yet called for the submission of a PMA. In making a determination that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device and assesses whether the subject device is comparable to the predicate device with respect to intended use, technology, design and other features which could affect safety and effectiveness. If the FDA determines that the subject device is substantially equivalent to the predicate device, the subject device may be cleared for marketing. The 510(k) premarket notification pathway generally takes from three to twelve months from the date the application is completed, but can take significantly longer.

A PMA must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. The FDA’s review of an initial PMA is required by statute to take between six months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny the approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

On July 31, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance document, for novel therapeutic products that depend on the use of a diagnostic test and where the diagnostic device could be essential for the safe and effective use of the corresponding therapeutic product, the premarket application for the companion diagnostic device should be developed and approved or cleared contemporaneously with the therapeutic, although the FDA recognizes that there may be cases when contemporaneous development may not be possible. However, in cases where a drug cannot be used safely or effectively without the companion diagnostic, the FDA’s guidance indicates it will generally not approve the drug without the approval or clearance of the diagnostic device. The FDA also issued a draft guidance in July 2016 setting forth the principles for co-development of an in vitro companion diagnostic device with a therapeutic product. The draft guidance describes principles to guide the development and contemporaneous marketing authorization for the therapeutic product and its corresponding in vitro companion diagnostic.

Once cleared or approved, the companion diagnostic device must adhere to post-marketing requirements including the requirements of the FDA’s QSR, adverse event reporting, recalls and corrections along with product marketing requirements and limitations. Like drug makers, companion diagnostic makers are subject to unannounced FDA inspections at any time during which the FDA will conduct an audit of the product(s) and the company’s facilities for compliance with its authorities.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the U.S. in addition to the FDA, which may include the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

Healthcare Reform

In March 2010, Congress passed the Affordable Care Act, or the ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of health spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry, and impose additional policy reforms. The ACA, for example, contains provisions that subject products to potential competition by lower-cost products and may reduce the profitability of products through increased rebates for drugs reimbursed by Medicaid programs; address a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increase the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; establish annual fees and taxes on manufacturers of certain branded prescription drugs; and create a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased pursuant to the Bipartisan Budget Act of 2018, or BBA, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been judicial, administrative, executive and Congressional legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, various portions of the ACA are currently undergoing constitutional challenges in the U.S. Supreme Court, the Trump Administration has issued various Executive Orders eliminating cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices, and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended, and we cannot predict what affect further changes to the ACA would have on our business.

Other federal health reform measures have been proposed and adopted in the U.S. since the ACA was enacted:

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The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2029, unless additional Congressional action is taken.

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The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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The Middle Class Tax Relief and Job Creation Act of 2012 required that CMS reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed and enacted bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In addition, the U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs to limit the growth of government paid healthcare costs. For example, the U.S. government has passed legislation requiring pharmaceutical manufacturers to provide rebates and discounts to certain entities and governmental payors to participate in federal healthcare programs. Further, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs, and the current administration recently released a “Blueprint,” or plan, to reduce the cost of drugs. The Blueprint contains certain measures that the U.S. Department of Health and Human Services is already working to implement. Individual states in the U.S. have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Additionally, in December 2019, the FDA issued a notice of proposed rulemaking that, if finalized, would allow for the importation of certain prescription drugs from Canada. FDA also issued a draft guidance document outlining a potential pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the notice of proposed rulemaking and draft guidance are unknown at this time, but legislation, regulations or policies allowing the reimportation of drugs, if enacted and implemented, could decrease the price we receive for our products and adversely affect our future revenues and prospects for profitability. Individual states in the U.S. have also been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

From time to time, legislation is drafted, introduced, and passed in Congress that could significantly change the statutory provisions governing the sale, marketing, coverage, and reimbursement of products regulated by CMS or other government agencies. In addition to new legislation, CMS regulations and policies are often revised or interpreted by the agency in ways significantly affecting our business and our products.

Third-Party Payor Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the U.S., sales of any products for which we may receive regulatory marketing approval will depend, in part, on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities such as Medicare, Medicaid, TRICARE, and the Veterans Administration, managed care providers, private health insurers, and other organizations.

In the U.S., no uniform policy exists for coverage and reimbursement for products among third-party payors. Therefore, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. The process for determining whether a payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list or formulary, which may not include all FDA-approved products for a particular indication. Also, third-party payors may refuse to include a particular branded product on their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. One third-party payor’s decision to cover a particular product or service does not ensure that other payors will also provide coverage for the medical product or service, and the level of coverage and reimbursement can differ significantly from payor to payor. Furthermore, a payor’s decision to provide coverage for a product does not imply an adequate reimbursement rate will be available. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of products have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Our drug candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover an approved product as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit.

Finally, in some foreign countries, the proposed pricing for a product candidate must be approved before it may be lawfully marketed. The requirements governing product pricing vary widely from country to country. For example, in the EU, pricing and reimbursement of pharmaceutical products are regulated at a national level under the individual EU Member States’ social security systems. Some foreign countries provide options to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A country may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Even if approved for reimbursement, historically, product candidates launched in some foreign countries such as some countries in the EU do not follow price structures of the U.S. and prices generally tend to be significantly lower.

Other Healthcare Laws and Regulations

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales and marketing strategies. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or paying remuneration (a term interpreted broadly to include anything of value, including, for example, gifts, discounts and credits), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, an item or reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. Violations of the federal Anti-Kickback Statute can result in significant civil monetary and criminal penalties, per kickback plus three times the amount of remuneration and a prison term per violation. Further, violation of the federal Anti-Kickback Statute can also form the basis for False Claims Act liability (discussed below). A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only government programs.

Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in very significant monetary penalties, for each false claim and treble the amount of the government’s damages. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The federal government continues to use the False Claims Act, and the accompanying threat of significant liability, in its investigations and prosecutions of pharmaceutical and biotechnology companies throughout the U.S. Such investigations and prosecutions frequently involve, for example, the alleged promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with the False Claims Act and other applicable fraud and abuse laws.

We may be subject to the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of Medicare or Medicaid payable items or services. Federal government price reporting laws require manufacturers to calculate and report complex pricing metrics to government programs.

The U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, includes a fraud and abuse provision referred to as the HIPAA All-Payor Fraud Law, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, including the final omnibus rule published on January 25, 2013, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. Many states also have laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

California recently enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA will require covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA went into effect on January 1, 2020, and the California Attorney General will commence enforcement actions against violators beginning July 1, 2020. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact our business activities. The California Attorney General has proposed draft regulations, which have not been finalized to date, that may further impact our business activities if they are adopted. The uncertainty surrounding the implementation of CCPA exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

We may also be subject to federal transparency laws, including the federal Physician Payment Sunshine Act, which was part of the ACA and requires manufacturers of certain drugs and biologics, among others, to track and disclose payments and other transfers of value they make to U.S. physicians and teaching hospitals, as well as physician ownership and investment interests in the manufacturer. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners. This information is subsequently made publicly available in a searchable format on a CMS website. Failure to disclose required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission.

Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians and/or other healthcare providers.

As noted above, analogous state laws and regulations, such as, state anti-kickback and false claims laws may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. There are also state and local laws that require the registration of pharmaceutical sales representatives.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource consuming and can divert a company’s attention from the business.

Compliance with Other Federal and State Laws or Requirements; Changing Legal Requirements

If any products that we may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, labeling, packaging, distribution, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to we may be subject.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Other U.S. Environmental, Health and Safety Laws and Regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Government Regulation of Drugs Outside of the United States

To market any product outside of the U.S., we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization or identification of an alternate regulatory pathway, manufacturing, commercial sales and distribution of our products. For instance, in the United Kingdom and the European Economic Area, or the EEA (comprised of the 27 EU Member States plus Iceland, Liechtenstein and Norway), medicinal products must be authorized for marketing by using either the centralized authorization procedure or national authorization procedures.

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Centralized procedure—If pursuing marketing authorization of a product candidate for a therapeutic indication under the centralized procedure, following the opining of the European Medicines Agency’s Committee for Medicinal Products for Human Use, or, CHMP, the European Commission issues a single marketing authorization valid across the EEA. The centralized procedure is compulsory for human medicines derived from biotechnology processes or advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products), products that contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions, viral diseases, and officially designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the European Medicines Agency, or EMA, as long as the medicine concerned contains a new active substance not yet authorized in the EEA, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the EEA. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops.

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National authorization procedures—There are also two other possible routes to authorize products for therapeutic indications in several countries, which are available for products that fall outside the scope of the centralized procedure:

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Decentralized procedure—Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

∎	Mutual recognition procedure—In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this,

additional marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned recognize the validity of the original, national marketing authorization.

In the EEA, new products for therapeutic indications that are authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

The criteria for designating an “orphan medicinal product” in the EEA are similar in principle to those in the U.S. In the EEA a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year orphan market exclusivity period, no marketing authorization application shall be accepted, and no marketing authorization shall be granted for a similar medicinal product for the same indication. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

Similar to as in the U.S., the various phases of non-clinical and clinical research in the European Union are subject to significant regulatory controls.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific trial site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted. It is expected that the new Clinical Trials Regulation (EU) No 536/2014 will apply following confirmation of full functionality of the Clinical Trials Information System, or CTIS, the centralized European Union portal and database for clinical trials foreseen by the regulation, through an independent audit. The regulation becomes applicable six months after the European Commission publishes notice of this confirmation. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial. The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

The collection and use of personal health data in the European Union, previously governed by the provisions of the Data Protection Directive, is now governed by the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. While the Data Protection Directive did not apply to organizations based outside the EU, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the EU. This expansion would incorporate any clinical trial activities in EU members states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data patients residing in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the U.S. or other regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of global revenues, or €20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, it is not clear if the authorities will conduct random audits of companies doing business in the EU, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated. Enforcement uncertainty and the costs associated with ensuring GDPR compliance are onerous and may adversely affect our business, financial condition, results of operations and prospects.

Should we utilize third-party distributors, compliance with such foreign governmental regulations would generally be the responsibility of such distributors, who may be independent contractors over whom we have limited control.

Brexit and the Regulatory Framework in the United Kingdom

In June 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). Thereafter, in March 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The United Kingdom formally left the European Union on January 31, 2020. A transition period began on February 1, 2020, during which European Union pharmaceutical law remains applicable to the United Kingdom. This transition period is due to end on December 31, 2020. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.

Employees

As of April 30, 2020, we had seventy-seven (77) full-time employees and three (3) part-time employees. Twenty-four (24) of our employees have M.D. or Ph.D. degrees. Within our workforce, fifty-one (51) employees are engaged in research and development and twenty-nine (29) are engaged in business development, finance, legal, and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters is located in Watertown, Massachusetts, where we lease and occupy approximately 93,526 square feet of office space and land. The current term of our Watertown lease expires January 31, 2024, with an option to extend the term five additional years with 14 months’ notice with rent set at an agreed upon market rate.

We lease approximately 27,312 square feet of office and laboratory space located in Branford, Connecticut. The current term of our Branford lease expires December 31, 2023, with an option to extend the term five additional years with 12 months’ notice with rent set at an agreed upon market rate. In connection with the divestiture of certain of our hit discovery capabilities, we assigned the Branford lease to Integral Health and remain jointly and severally liable for future lease payments under the lease.

We believe that our existing facilities are sufficient to meet our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth information about our directors, executive officers and other key employees as of April 30, 2020.

NAME	AGE	POSITION(S)
Executive Officers
Frank D. Lee	52	President, Chief Executive Officer and Director
Todd Shegog	55	SVP, Chief Financial Officer
David N. Cook, Ph.D.	62	SVP, Chief Scientific Officer
Patrick Kelly, M.D.	56	SVP, Chief Medical Officer
Jeannette Potts, Ph.D., J.D.	58	SVP, General Counsel & Corporate Secretary
Mary E. Wadlinger	60	SVP, Corporate Affairs and Chief Human Resources Officer

Non-Employee Directors
Peter Wirth, J.D.(1)(2)(3)	69	Chairman of the Board of Directors and Director
Timothy P. Clackson, Ph.D.(2)	54	Director
Marsha Fanucci(1)(3)	67	Director
Michael Foley, Ph.D.	58	Director
Steven E. Hall, Ph.D.(1)	65	Director
Peter Kolchinsky, Ph.D.(2)(3)	43	Director
Paolo Paoletti, M.D	69	Director
Michal Silverberg	44	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee

Executive Officers

Frank D. Lee    Mr. Lee has served as our President and Chief Executive Officer since March 2019. Before joining the Company, Mr. Lee was formerly at Genentech, Inc., a member of the Roche Group, in varying roles since May 2006, most recently as Senior Vice President, Global Product Strategy and Therapeutic Area Head for Immunology, Ophthalmology and Infectious Disease from June 2016 through February 2019 and as Vice President Sales and Marketing of the HER2/Breast Cancer franchise from September 2013 through May 2016. Prior to this, he was Vice President of the Oral Oncolytics franchise. During his 13 year tenure, he was responsible for driving development and commercial strategy for a broad portfolio of molecules in development, and for global product sales of more than $11 billion. Mr. Lee holds a B.E. in chemical engineering from Vanderbilt University and an M.B.A. in marketing and finance from the Wharton Graduate School of Business. We believe that Mr. Lee is qualified to serve as a member of our board of directors due to his extensive experience in drug development and commercialization for transformative medicines.

Todd Shegog    Mr. Shegog has served as our Senior Vice President and Chief Financial Officer since September 2019. Before joining the Company, Mr. Shegog served as Chief Financial Officer of publicly traded company Synlogic, Inc. from September 2016 through September 2019. From April 2014 to August 2016, he served as the Senior Vice President and Chief Financial Officer of FORUM Pharmaceuticals, Inc. Prior to Forum, he was Senior Vice President, Finance and Chief Financial Officer of Millennium Pharmaceuticals, Inc., The Takeda Oncology Company from 2008 to March 2014. Mr. Shegog holds a B.S. in electrical engineering from Lafayette College and an M.B.A. in finance from the Tepper School of Business at Carnegie Mellon University.

David N. Cook, Ph.D.     Dr. Cook has served as our Chief Scientific Officer since April 2020. Before joining the Company, Dr. Cook served as an independent consultant on product strategy at David N. Cook Consulting, a biopharmaceutical consulting firm, from March 2019 through March 2020 and as Executive Vice President of Research and Development and Chief Scientific Officer of Seres Therapeutics, Inc., a biotechnology company, from

October 2012 through March 2019. From February 2010 to October 2012, Dr. Cook was the Chief Operating Officer at the International AIDS Vaccine Initiative, a global not-for-profit, research and development organization focused on the development of a safe and accessible vaccine for HIV. As Chief Operating Officer, Dr. Cook acted as the head of operations, overseeing seven international offices and research facilities. Dr. Cook holds an A.B. from Harvard College and his Ph.D. in Chemistry from the University of California, Berkeley.

Patrick Kelly, M.D.    Dr. Kelly has served in varying roles at the Company since March 2016, most recently as our Senior Vice President and Chief Medical Officer since August 2019, and previously as our Vice President, Clinical Development from April 2018 through August 2019 and as our Head of Transitional Medicine from March 2016 through March 2018. Before joining the Company, Dr. Kelly served as Senior Medical Director of Early Development at Takeda Oncology, the global oncology business unit of Takeda Pharmaceutical Company Limited, from December 2014 through March 2016, and from August 2011 until November 2014 served as Vice President of Clinical Development at Infinity Pharmaceuticals, Inc. From July 1997 to May 2006, Dr. Kelly was a faculty member at St. Jude Children’s Research Hospital and at Cincinnati Children’s Hospital. Dr. Kelly holds a B.S. in Biology from Loyola College and a M.D. from the University of Maryland School of Medicine.

Jeannette Potts, Ph.D., J.D.    Dr. Potts has served as our Senior Vice President, General Counsel and Corporate Secretary since September 2019. Before joining the Company, Dr. Potts served in various roles at the U.S. headquarters of Takeda Pharmaceuticals Company Limited, most recently as Vice President, Head Counsel, Research and Development from March 2019 through August 2019, and as Vice President, Legal, Head, Global Research and Development Legal Practice Group from March 2015 through March 2019 and Vice President, Legal from March 2013 to March 2015. Dr. Potts holds a B.A. in biology from Smith College, a Ph.D. in anatomy and cell biology from the University of Virginia and a J.D. cum laude from Suffolk University.

Mary E. Wadlinger     Ms. Wadlinger has served in varying roles at the Company since September 11, 2014, most recently as our Senior Vice President, Corporate Affairs and Chief Human Resources Officer since June 2019 and previously as our Senior Vice President, Chief Human Resources Officer from September 2014 through May 2019. Before joining the Company, Ms. Wadlinger served as Vice President, Human Resources at Millennium Pharmaceuticals, Inc., The Takeda Oncology Company from January 2003 to July 2014. Before entering the biotech sector, she served as Vice President, Human Resources and Customer Relations for a start-up consumer goods internet retailer and began her career in financial and operational auditing and reengineering. Ms. Wadlinger holds a B.S. in finance from the University of Maine Business School.

Nonexecutive Directors

Peter Wirth, J.D.     Mr. Wirth has served as chairman of our board of directors since November 2012. Mr. Wirth is a Venture Partner with Quan Capital Management, a global venture capital company investing in life sciences since August 2018. From November 2011 to April 2014, Mr. Wirth served as co-founder, president and director of Lysosomal Therapeutics, Inc., a privately-held biopharmaceutical company. Mr. Wirth was a senior executive at Genzyme Corporation from 1996 until its acquisition by Sanofi-Aventis in 2011, most recently serving as Executive Vice President, Legal and Corporate Development, Chief Risk Officer and Corporate Secretary. During his time at Genzyme, Mr. Wirth had senior management responsibility for the company’s legal function, corporate development function, molecular oncology division, polymer drug discovery and development division and enterprise risk management function. During the past five years, Mr. Wirth has served as a member of the board of directors of publicly traded biopharmaceutical companies Syros Pharmaceuticals, Inc., Synageva Biopharma Corp. (until June 2015) and Zai Lab Limited. Mr. Wirth served as the executive chairman of ZappRx, Inc. from August 2016 to May 2018 and as a director of Aura Biosciences, Inc. from December 2013 to December 2017. Mr. Wirth holds a B.A. from the University of Wisconsin-Madison and a J.D. from Harvard Law School. We believe that Mr. Wirth is qualified to serve on our board of directors due to his expertise in corporate governance and his experience in corporate strategy, product development and law in the biotechnology industry.

Timothy P. Clackson, Ph.D.     Dr. Clackson has been a member of our board of directors since March 2018. From May 2018 to present, Dr. Clackson has served as President and Executive Vice President of Research and Development of Xilio Therapeutics, Inc., a privately held oncology company developing tumor-selective immunotherapies. From June 2010 to May 2017, Dr. Clackson served as President of Research and Development at

ARIAD Pharmaceuticals, Inc. which was acquired by Takeda Pharmaceuticals in February 2017. Prior to that, he served as ARIAD’s Senior Vice President and Chief Scientific Officer from 2003, and in other roles from December 1994. During the past five years, Dr. Clackson has served as a member of the board of directors of publicly-traded biotechnology company Spring Bank Pharmaceuticals, Inc. He holds a B.A. in biochemistry from the University of Oxford and a Ph.D. in biology from the University of Cambridge. We believe that Dr. Clackson is qualified to serve on our board of directors because of his decades of experience in the biotechnology industry.

Marsha Fanucci     Ms. Fanucci has been a member of our board of directors since October 2014. Since 2009, Ms. Fanucci has been an independent consultant for private and publicly traded biotechnology companies. From 2004 through 2009, she served as Senior Vice President and Chief Financial Officer of Millennium Pharmaceuticals, Inc., a biopharmaceutical company that was subsequently acquired by Takeda Pharmaceuticals. During the past five years, Ms. Fanucci has served as a member of the boards of directors of various publicly traded companies, including Alnylam Pharmaceuticals, Inc., Ironwood Pharmaceuticals, Inc., Cyclerion Therapeutics, Inc. Momenta Pharmaceuticals, Inc. and Syros Pharmaceuticals, Inc. Ms. Fanucci holds a B.S. in pharmacy from West Virginia University and her M.B.A. from Northeastern University. We believe that Ms. Fanucci is qualified to serve on our board of directors due to her expertise with public and financial accounting matters and her experience leading financial organizations in biotechnology companies.

Michael Foley, Ph.D.    Dr. Foley founded the Company and has been a member of our board of directors since June 2007. Dr. Foley joined Deerfield Management LP in May 2018, where he currently serves as a member of the Biotherapeutics group and Chief Executive Officer, Deerfield Discovery and Development, LLC and Vice President of Translational Drug Development. Prior to Deerfield, he served as Chief Executive Officer and Sanders Director at Tri-Institutional Therapeutics Discovery Institute from December 2013 through April 2018. Prior to Tri-I TDI, he was the Director of the Chemical Biology Platform at the Broad Institute of MIT and Harvard. Dr. Foley was a founding member of the Harvard Institute of Chemistry and Cell Biology in 1999, where he served as the head of Chemical Technology. Dr. Foley holds a B.S. from St. Norbert College, an M.S. from Utah State University and a Ph.D. in chemistry from Harvard University. We believe that Dr. Foley is qualified to serve on our board of directors due to his history with the Company and his strong scientific background. Dr. Foley has notified us that he will resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Dr. Foley’s resignation is not due to any disagreement with the Company or any matters relating to our operations, policies or practices.

Steven E. Hall, Ph.D.    Dr. Hall has been a member of our board of directors since November 2009. Since May 2009, Dr. Hall serves as a general partner at Lilly Ventures Management Group, LLC. In addition, Dr. Hall currently serves as President and Chief Executive Officer of Esanex, Inc. Dr. Hall has held multiple research management positions, at companies including Serenex, Inc., Eli Lilly and Company, Sphinx Inc., and Bristol-Myers Squibb. Dr. Hall is the author of more than forty papers and sixty patents. Dr. Hall currently sits on the boards of several privately held life sciences companies and served as a member of the board of directors of publicly traded company Cerulean, Inc from its initial public offering in April 2014 until June 2016. Dr. Hall holds a B.S. in chemistry from Central Michigan University and a Ph.D. in organic chemistry from Massachusetts Institute of Technology. We believe that Dr. Hall is qualified to serve on our board of directors due to his broad experience in the life sciences industry as a venture capitalist, director and senior executive.

Peter Kolchinsky, Ph.D.    Dr. Kolchinsky has been a member of our board of directors since December 2019. He is a founder and Managing Partner at RA Capital Management, L.P. Dr. Kolchinsky is active in both public and private investments in companies developing drugs, medical devices, diagnostics, and research tools. Dr. Kolchinsky has served as a member of the board of directors of various private and publicly traded companies, including Synthorx, Inc., Dicerna Pharmaceuticals, Inc. and G1 Therapeutics, Inc. and currently serves on the board of directors of WAVE Life Sciences, Ltd. He also leads the firm’s engagement and publishing efforts, which aim to make a positive social impact and spark collaboration among healthcare stakeholders, including patients, physicians, researchers, policymakers, and industry. He served on the Board of Global Science and Technology for the National Academy of Sciences, is the author of “The Great American Drug Deal” and “The Entrepreneur’s Guide to a Biotech Startup,” and frequently writes and speaks on the future of biotechnology innovation. Dr. Kolchinsky holds a B.A. from Cornell University and a Ph.D. in Virology from Harvard University. We believe that Dr. Kolchinsky is qualified to serve on our board of directors due to his experience as a venture capitalist and his experience serving on the boards of various healthcare and life science companies.

Paolo Paoletti, M.D.    Dr. Paoletti has been a member of our board of directors since April 2015. Since May 2017, Dr. Paoletti has served as the Chief Executive Officer of GammaDelta Therapeutics, a UK-based biotechnology company pioneering research into gamma delta T cells. Prior to GammaDelta, he served as Chief Executive Officer of Kesios Therapeutics Ltd. from November 2015 through January 2017. From January 2011 through April 2015, Dr. Paoletti held several executive leadership roles in oncology at GlaxoSmithKline plc where he was first appointed President of GSK Oncology until GSK sold the Oncology business for $14 billion to Novartis in 2014. Dr. Paoletti has served on the board of directors of certain privately held companies and currently is a member of the board of directors of publicly traded biotechnology company Genmab A/S. Dr. Paoletti holds a M.D. in medicine from the University of Pisa, with specializations in pulmonary diseases and nuclear medicine. We believe that Dr. Paoletti is qualified to serve on our board of directors due to his experience as at leading companies within the life sciences industry.

Michal Silverberg    Ms. Silverberg has been a member of our board of directors since October 2017. Ms. Silverberg current serves as a Managing Director at the Novartis Venture Fund, where she has been employed since October 2017. Prior to joining Novartis Venture Fund, she was a Senior Partner at Takeda Ventures from September 2014 through September 2017 and, before that, worked at Novo Nordisk from March 2007 through April 2013 in roles of increasing responsibility including as Senior Director Business Development and New Product Commercialization, serving as a member of the BioPharm leadership team. Since 1998, Ms. Silverberg has held positions in various sectors of the life science industry including in the Office of the Chief Scientist of Israel (The Incubator program), venture capital (Ofer Brothers Hi Tech) and global pharmaceutical and biotech companies, including various positions at Multi Gene Vascular Systems Ltd., an Israeli biotech company and at OSI Pharmaceuticals in a business development role. Ms. Silverberg served as a member of the board of directors of publicly traded company Enzymotec Ltd. from its initial public offering in September 2013 until the company was acquired in October 2017. Ms. Silverberg holds a B.A. in economics and business management from Haifa University, an M.B.A from Tel-Aviv University in Israel and an M.A. in biotechnology from Columbia University. We believe that Ms. Silverberg is qualified to serve on our board of directors due to her extensive experience in leadership positions throughout the life sciences industry. Ms. Silverberg has notified us that she will resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Ms. Silverberg’s resignation is not due to any disagreement with the Company or any matters relating to our operations, policies or practices.

Board Composition

Our board of directors currently consists of nine members, each of whom is a member pursuant to the board composition provisions of our current certificate of incorporation and agreements with our stockholders, which agreements are described in the section of this prospectus titled “Certain Relationships and Related Party Transactions.” These board composition provisions will terminate upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape we operate in, professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until their earlier resignation or removal. Our second amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Staggered Board

In accordance with the terms of our second amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be divided into three staggered classes of directors and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors, 2022 for Class II directors and 2023 for Class III directors.

∎	Our Class I directors will be Paolo Paoletti, M.D. and Steven E. Hall, Ph.D.;

∎	Our Class II directors will be Peter Wirth, J.D. and Timothy P. Clackson, Ph.D.; and

∎	Our Class III directors will be Marsha Fanucci, Peter Kolchinsky, Ph.D. and Frank D. Lee.

Our second amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Director Independence

We have applied to list our common stock on The Nasdaq Global Market. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act), and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In May 2020, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that all members of the board of directors, except Frank D. Lee, are independent directors, including for purposes of Nasdaq and the SEC rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major stockholders. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. Frank D. Lee is not an independent director under these rules because he is currently employed as the chief executive officer of our company.

We intend to adopt a policy, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, that outlines a process for our securityholders to send communications to the board of directors.

Board Leadership Structure and Board’s Role in Risk Oversight

Peter Wirth, J.D. is our current chairperson of our board of directors. We believe that separating the positions of chief executive officer and chairperson of the board of directors allows our chief executive officer to focus on our day-to-day business, while allowing a chairperson of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairperson, particularly as the board of directors’ oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require that our chairperson and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance. Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. We believe that the composition and functioning of all of our committees will comply with the applicable requirements of Nasdaq, the Sarbanes-Oxley Act of 2002 and SEC rules and regulations that will be applicable to us. We intend to comply with future requirements to the extent they become applicable to us.

Following the consummation of this offering, the full text of our audit committee charter, compensation committee charter and nominating and corporate governance charter will be posted on the investor relations portion of our website at www.formatherapeutics.com/. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Steven E. Hall, Ph.D., Peter Wirth, J.D. and Marsha Fanucci and will be chaired by Ms. Fanucci. The functions of the audit committee will include:

∎	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

∎	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

∎	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;

∎

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

∎	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting and enterprise-wide risk management;

∎	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

∎

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

∎

monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;

∎	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

∎	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

∎	reviewing quarterly earnings releases.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our board of directors has determined that Ms. Fanucci qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that Ms. Fanucci has previously had with public reporting companies. Our board of directors has determined that all of the directors that will become members of our audit committee upon the effectiveness of the registration statement of which this prospectus forms a part satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and the Nasdaq listing rules. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Peter Wirth, J.D., Timothy P. Clackson, Ph.D. and Peter Kolchinsky, Ph.D. and will be chaired by Mr. Wirth. The functions of the compensation committee will include:

∎	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

∎

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) reviewing and recommending to our board of directors the cash compensation of our Chief Executive Officer and (ii) reviewing and recommending to our board of directors grants and awards to our Chief Executive Officer under equity-based plans;

∎	reviewing and approving the compensation of our other executive officers;

∎	reviewing and establishing our overall management compensation, philosophy and policy;

∎	overseeing and administering our compensation and similar plans;

∎	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;

∎	reviewing and approving our policies and procedures for the grant of equity-based awards;

∎	reviewing and recommending to the board of directors the compensation of our directors;

∎	preparing our compensation committee report if and when required by SEC rules;

∎	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

∎	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Each member of our compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the Code).

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of Peter Wirth, J.D., Marsha Fanucci and Peter Kolchinsky, Ph.D. and will be chaired by Dr. Kolchinsky. The functions of the nominating and corporate governance committee will include:

∎	developing and recommending to the board of directors criteria for board and committee membership;

∎	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

∎	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

∎	identifying individuals qualified to become members of the board of directors;

∎	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

∎	developing and recommending to the board of directors a set of corporate governance guidelines; and

∎	overseeing the evaluation of our board of directors.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serve, or have in the past fiscal year served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Code of Business Conduct and Ethics

Our board of directors intends to adopt, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, a Code of Business Conduct and Ethics in connection with this offering. The Code of Business Conduct and Ethics will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics on our website identified below. Upon the completion of this offering, the full text of our Code of Business Conduct and Ethics will be posted on our website at www.formatherapeutics.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus, and you should not consider that information a part of this prospectus.

Limitations on Liability and Indemnification Agreements

As permitted by Delaware law, provisions in our second amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective upon the closing of this offering, limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

∎	any breach of the director’s duty of loyalty to us or our stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

∎	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under other laws, such as the federal securities laws or other state or federal laws. Our second amended and restated certificate of incorporation that will become effective upon the closing of this offering also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws to be effective upon the consummation of this offering will provide that:

∎	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

∎	we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

∎	the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification that will be provided for in our second amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our second amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an “emerging growth company” and a “smaller reporting company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during our fiscal year ending December 31, 2019, or fiscal year 2019, our next two most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2019 and one additional individual who would have been our most highly compensated executive officer for fiscal year 2019, but was not serving as an executive officer of the Company at the end of fiscal year 2019. We refer to these individuals as our named executive officers. Our named executive officers for fiscal year 2019 are:

∎	Frank D. Lee, our President and Chief Executive Officer;

∎	Steven Tregay, Ph.D., our former President and Chief Executive Officer;

∎	Patrick Kelly, M.D., our Senior Vice President and Chief Medical Officer;

∎	Mary E. Wadlinger; our Senior Vice President, Corporate Affairs and Chief Human Resources Officer; and

∎	Robert Sarisky, Ph.D., our former Executive Vice President, Forma Ventures.

Our executive compensation program is based on a pay for performance philosophy. Compensation for our executive officers is composed primarily of the following main components: base salary, certain bonus opportunities, and equity incentives. Our executive officers, like all of our full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly-traded company, we intend to evaluate our compensation philosophy and compensation plans and arrangements as circumstances require.

2019 Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our named executive officers during fiscal year 2019.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($) (1)	OPTION AWARDS ($) (2)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (3)	ALL OTHER COMPENSATION ($) (4)	TOTAL ($)
Frank D. Lee President and Chief Executive Officer (5)	2019	442,308	—	2,402,332	303,253	276,460	3,424,353
Steven Tregay, Ph.D. Former President and Chief Executive Officer (6)	2019	441,040 (7)	634,669	—	165,607	250,920	1,492,236
Patrick Kelly, M.D. Senior Vice President and Chief Medical Officer (8)	2019	389,886	100,000	230,429	234,753	16,800	971,868
Mary E. Wadlinger Senior Vice President, Corporate Affairs and Chief Human Resources Officer (9)	2019	361,882	100,000	230,429	235,281	17,300	944,892
Robert Sarisky, Ph.D. Former Executive Vice President, Forma Ventures (10)	2019	216,554 (11)	630,000	—	107,712	449,803	1,404,069

(1)	The amounts reported herein represent a discretionary bonus in the amount of $450,000 each for Dr. Tregay and Dr. Sarisky in recognition of their services to us, an additional discretionary bonus in the amount of $9,669 for Dr. Tregay in recognition of his services to us at the time of his departure and retention bonuses subject to continued employment to us through June 7, 2019 in the amount of $175,000 for Dr. Tregay, $100,000 for Dr. Kelly, $100,000 for Ms. Wadlinger, and $180,000 for Dr. Sarisky.
(2)	The amounts reported represent the aggregate grant date fair value of the stock options awarded to our named executive officers during fiscal year 2019, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 13 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock options or any sale of the underlying shares of common stock.
(3)	The amounts reported reflect (i) annual bonuses paid to our named executive officers in fiscal year 2019 based on company and individual performance metrics in the amounts of $303,253 to Mr. Lee, $162,050 to Dr. Kelly and $154,823 to Ms. Wadlinger, and (ii) bonuses paid to our named executive officers in fiscal year 2019 related to partnership transactions in the amounts of $165,607 to Dr. Tregay, $72,703 to Dr. Kelly, $80,458 to Ms. Wadlinger and $107,712 to Dr. Sarisky.
(4)	The amounts reported include: (i) for Mr. Lee, an aggregate amount of $143,950 for a monthly travel and relocation stipend in fiscal year 2019, an amount of $115,210 to cover the tax gross-up for such costs, a 401(k) matching contribution and fitness-related reimbursements, (ii) for Dr. Tregay, severance payments in connection with his departure in the amount of $250,920 with respect to the continuation of base salary and Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, reimbursements as described in more detail below, (iii) for Dr. Kelly, a 401(k) matching contribution, (iv) for Ms. Wadlinger, a 401(k) matching contribution and fitness-related reimbursements, and (v) for Dr. Sarisky, an amount of $25,000 travel stipend, an amount of $16,803 to cover the tax gross-up for such costs, and severance in the amount of $408,000 with respect to base salary and COBRA reimbursements as described in more detail below.
(5)	Mr. Lee joined us in March 2019 as our President and Chief Executive Officer. The amounts reported represent the compensation Mr. Lee received during his partial year of service in fiscal year 2019.
(6)	Dr. Tregay stepped down as our Chief Executive Officer in March 2019 and resigned on October 31, 2019. The amounts reported represent the compensation Dr. Tregay received during his partial year of service for fiscal year 2019.
(7)	The amount reported includes $20,267, which was paid at the time of Dr. Tregay’s departure for accrued paid time-off.
(8)	The amount reported reflects an increase to Dr. Kelly’s base salary in July 2019 in connection with his promotion to Chief Medical Officer.

(9)	Ms. Wadlinger assumed responsibility for Corporate Affairs in June 2019 and until September 2019, she also oversaw IT/Informatics and Operations.
(10)	Dr. Sarisky resigned on June 7, 2019. The amounts reported represent the compensation he received during his partial year of service for fiscal year 2019.
(11)	The amount reported includes $37,662, which was paid at the time of Dr. Sarisky’s departure for accrued paid time-off.

Narratives to 2019 Summary Compensation Table

Base Salaries

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For fiscal year 2019, the annual base salaries for each of Mr. Lee, Dr. Tregay, Dr. Kelly, Dr. Sarisky and Ms. Wadlinger were $575,000, $501,840, $378,205 (increased to $400,000 in connection with his promotion to Chief Medical Officer in July 2019), $408,000, and $360,496, respectively.

Bonuses

During fiscal year 2019, certain of our named executive officers were eligible for incentive compensation opportunities. The Company provided its executive officers with the opportunity to earn a cash bonus based upon achievement of both corporate and individual goals determined by the board of directors based on a target percentage of annual base salary. The bonus for Mr. Lee was 55% of his base salary and the bonus target for both Dr. Kelly and Ms. Wadlinger was 35% of their respective base salaries.

Additionally, our named executive officers as well as other employees of the Company were eligible to receive a one-time bonus related to achieving performance milestones in connection with a former partnership. Our named executive officers were eligible to receive a bonus target with respect to base salary of 33% for Dr. Tregay, 20% for Dr. Kelly, 26% for Dr. Sarisky, and 23% for Ms. Wadlinger. Such bonuses were paid out in February 2019. We do not expect to make any similar bonus payments in the future.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. During fiscal year 2019, we granted stock options to purchase shares of our common stock to Mr. Lee, Dr. Kelly and Ms. Wadlinger, as described in more detail in the “Outstanding Equity Awards at Fiscal 2019 Year-End” table.

Perquisites

We generally do not provide perquisites to our executives, other than matching contributions to our 401(k) plan, reimbursements for certain travel and relocation expenses and certain other de minimis perquisites to our executive officers, including our named executive officers.

Executive Employment Arrangements

Employment Agreements and/or Offer Letters in Place During the Fiscal Year 2019 for Named Executive Officers

Frank D. Lee

In February 2019, we entered into an offer letter with Mr. Lee for the position of President and Chief Executive Officer. The offer letter provided for Mr. Lee’s at-will employment and set forth his initial base salary of $575,000, eligibility for an annual bonus with a target of up to 55% of his base salary, eligibility for a bonus in the amount of $775,000 upon the one year anniversary of his start date, which was paid to Mr. Lee on March 27, 2020, an initial stock grant, a monthly relocation stipend of $10,000 plus a quarterly tax gross-up on such amount until he relocates to the Boston area (which was increased to $15,000 by our board of directors in June 2019 and effective as of April 2019), a $500,000 relocation package at the time of his actual relocation to the Boston area (such amount includes a tax gross-up), and his eligibility to participate in our benefit plans generally. In the event Mr. Lee voluntarily terminates his employment within twelve (12) months of receiving the bonus of $775,000 or the relocation package amount, Mr. Lee will be obligated to repay the entire amount of such applicable payment within thirty (30) days following his termination date, subject to the waiver of such repayment obligations in accordance with Mr. Lee’s change in control and severance agreement. If Mr. Lee is terminated by us for cause within twelve (12) months of receiving the relocation package amount, Mr. Lee will be obligated to repay the entire relocation package amount within thirty (30) days following his termination date. Mr. Lee is subject to our standard confidential information, non-competition, non-solicitation, and invention assignment agreement. The terms of Mr. Lee’s change in control and severance agreement are further described in the section titled “Change in Control and Severance Agreements or Separation Agreements in Place During the Fiscal Year 2019 for Named Executive Officers” below.

Steven Tregay, Ph.D.

We entered into an employment agreement with Dr. Tregay on October 6, 2008, as amended on June 17, 2010, for the position of President and Chief Executive Officer. The employment agreement provided for Dr. Tregay’s at-will employment and set forth his annual base salary of $325,000, eligibility for an annual bonus with a target of 30% of base salary, an initial stock option grant, and his eligibility to participate in our benefit plans generally. Dr. Tregay is subject to our standard confidential information, non-competition, non-solicitation, and invention assignment agreement. Dr. Tregay’s employment agreement was terminated on October 31, 2019 in connection with his resignation from the Company and his execution of a separation and release agreement. The terms of his separation agreement are more fully described in the section titled “Change in Control and Severance Agreements or Separation Agreements in Place During the Fiscal Year 2019 for Named Executive Officers” below.

On November 16, 2018, we entered into a retention letter with Dr. Tregay, pursuant to which we offered Dr. Tregay a retention bonus of $175,000 payable on June 7, 2019. Under the retention agreement, in order to receive his retention bonus, Dr. Tregay was required to perform his responsibilities to the Company’s satisfaction through the applicable payment date, remain an employee in good standing on the applicable payment date, comply fully with any agreement in place between Dr. Tregay and the Company, and not have given notice of his resignation as of the applicable payment date. The retention bonus was paid to Dr. Tregay on June 7, 2019.

Patrick Kelly, M.D.

In February 2016, we entered into an offer letter with Dr. Kelly. The offer letter provided for Dr. Kelly’s at-will employment and set forth his initial base salary of $325,000, eligibility for an annual bonus, a signing bonus of $75,000, eligibility for a bonus in the amount of $75,000 upon the one year anniversary of his start date, which was paid to Dr. Kelly in 2017, an initial stock grant, and his eligibility to participate in our benefit plans generally. Dr. Kelly is subject to our standard confidential information, non-competition, non-solicitation, and invention assignment agreement.

On November 16, 2018, we entered into a retention letter with Dr. Kelly, pursuant to which we offered Dr. Kelly a retention bonus of $100,000 payable on June 7, 2019. Under the retention agreement, in order to receive his retention bonus, Dr. Kelly was required to continue to perform his responsibilities to the Company’s satisfaction through the applicable payment date, remain an employee in good standing on the applicable payment date, comply fully with any agreement in place between Dr. Kelly and the Company, and not have given notice of his resignation as of the applicable payment date. The retention bonus was paid to Dr. Kelly on June 7, 2019.

Mary E. Wadlinger

In June 2014, we entered into an offer letter with Ms. Wadlinger. The offer letter provided for Ms. Wadlinger’s at-will employment and set forth her initial base salary of $310,000, eligibility for an annual bonus with a target of up to 30% of her base salary, eligibility for certain Celgene-related bonuses with a target of up to 30% of her base salary, an initial stock grant, and her eligibility to participate in our benefit plans generally. Ms. Wadlinger is subject to our standard confidential information, non-competition, non-solicitation, and invention assignment agreement.

On November 16, 2018, we entered into a retention letter with Ms. Wadlinger, pursuant to which we offered Ms. Wadlinger a retention bonus of $100,000 payable on June 7, 2019. Under the retention agreement, in order to receive her retention bonus, Ms. Wadlinger was required to continue to perform her responsibilities to the Company’s satisfaction through the applicable payment date, remain an employee in good standing on the applicable payment date, comply fully with any agreement in place between Ms. Wadlinger and the Company, and not have given notice of her resignation as of the applicable payment date. The retention bonus was paid to Ms. Wadlinger on June 7, 2019.

Robert Sarisky, Ph.D.

In August 2012, we entered into an employment agreement with Dr. Sarisky for the position Chief Business Officer. The employment agreement provided for Dr. Sarisky’s at-will employment and set forth his annual base salary of $290,000, eligibility for an annual bonus, awarded upon the achievement of certain goals and objectives, an initial stock grant, and his eligibility to participate in our benefit plans generally. Dr. Sarisky is subject to our standard confidential information, non-competition, non-solicitation, and invention assignment agreement.

On November 16, 2018, we entered into a retention letter with Dr. Sarisky, pursuant to which we offered Dr. Sarisky a retention bonus of $180,000 payable on June 7, 2019. Under the retention agreement, in order to receive his retention bonus, Dr. Sarisky was required to continue to perform his responsibilities to the Company’s satisfaction through the applicable payment date, remain an employee in good standing on the applicable payment date, comply fully with any agreement in place between Dr. Sarisky and the Company, and not have given notice of his resignation as of the applicable payment date. The retention bonus was paid to Dr. Sarisky on June 7, 2019.

Change in Control and Severance Agreements or Separation Agreements in Place During the Fiscal Year 2019 for Named Executive Officers

Frank D. Lee

In February 2019, we entered into a change in control and severance agreement with Mr. Lee. Such agreement provides that, in the event we terminate Mr. Lee’s employment without cause (and not due to disability or death) or Mr. Lee resigns with good reason, in either case within three (3) months prior to and in contemplation of or within twelve (12) months following a change in control, subject to Mr. Lee signing a release in favor of us and his ongoing compliance with his confidential information, non-competition, non-solicitation, and invention assignment agreement, we shall provide him with 18 months of base salary continuation, up to 18 months of COBRA reimbursements, 150% of his target annual bonus, payment of the $775,000 bonus described in his offer letter if the termination event occurs within one year of his start date, in the event Mr. Lee resigns for good reason, a waiver of any repayment language with respect to the $775,000 bonus or relocation package amount as described in his offer letter if such amounts had already been paid, and 100% acceleration of all of his unvested enterprise junior stock.

If we terminate Mr. Lee’s employment without cause or he resigns with good reason outside of a change in control event, subject to him signing a release in favor of us and his ongoing compliance with his confidential information, non-competition, non-solicitation, and invention assignment agreement, we shall provide him with 12 months of base salary continuation, up to 12 months of COBRA reimbursements, payment of the $775,000 bonus described in his offer letter if the termination event occurs within one year of his start date, in the event Mr. Lee resigns for good reason, and a waiver of any repayment language with respect to the $775,000 bonus or relocation package amount as described in his offer letter if such amounts had already been paid.

Steven Tregay, Ph.D.

On October 31, 2019, we entered into a separation and release agreement with Dr. Tregay (which agreement was subsequently amended on February 25, 2020), in connection with his resignation which provided that, subject to his execution and effectiveness of such agreement, Dr. Tregay is entitled to (a) the continued payment of his then-current base salary until June 21, 2020, (b) payment by us of the COBRA premiums for the coverage of Dr. Tregay’s continued group health insurance benefits until the earlier of (i) June 21, 2020, (ii) the date he becomes eligible for group health insurance coverage through a new employer, or (iii) the date he ceases to be eligible for COBRA continuation coverage for any reason, and (c) coverage of amounts paid by Dr. Tregay for outplacement services obtained by him on or prior to June 21, 2020.

Patrick Kelly, M.D.

In July 2019, we entered into a change in control severance agreement with Dr. Kelly. Such agreement provides that, in the event we terminate Dr. Kelly’s employment without cause (and not due to disability or death) or Dr. Kelly resigns with good reason, in either case within three (3) months prior to and in contemplation of or within twelve (12) months following a change in control, subject to Dr. Kelly signing a release in favor of us and his ongoing compliance with his confidential information, non-competition, non-solicitation, and invention assignment agreement, we shall provide him with 12 months of base salary continuation, up to 12 months of COBRA reimbursements, 100% of his target annual bonus for the performance year in which the termination occurs, and 100% acceleration of all of his unvested enterprise junior stock.

Mary E. Wadlinger

In October 2017, we entered into a change in control severance agreement with Ms. Wadlinger. Such agreement provides that, in the event we terminate Ms. Wadlinger’s employment without cause (and not due to disability or death) or Ms. Wadlinger resigns with good reason, in either case within three (3) months prior to and in contemplation of or within twelve (12) months following a change in control, subject to Ms. Wadlinger signing a release in favor of us and her ongoing compliance with her confidential information, non-competition, non-solicitation, and invention assignment agreement, we shall provide her with 12 months of base salary continuation, up to 12 months of COBRA reimbursements, 100% of her target annual bonus, and 100% acceleration of all of her unvested enterprise junior stock.

Robert Sarisky, Ph.D.

On March 12, 2019, we entered into a severance agreement with Dr. Sarisky in connection with his voluntary resignation from us which provided that, subject to him executing a release in our favor, Dr. Sarisky is entitled to the following payments upon his termination: (a) a lump-sum amount equal to twelve (12) months of his base salary, (b) payment by us of the COBRA premiums for the coverage of Dr. Sarisky’s continued group health insurance benefits until the earlier of (i) 12 months following his termination date, (ii) the date he becomes eligible for group health insurance coverage through a new employer, or (iii) the date he ceases to be eligible for COBRA continuation coverage for any reason, (c) 100% acceleration of outstanding equity awards, and (d) coverage of amounts paid by Dr. Sarisky for outplacement services obtained by him within 12 months of his termination date.

Employment Agreements Entered into in Connection with our Initial Public Offering

In June 2020, we intend to enter into new employment agreements with each of Mr. Lee, Dr. Kelly, and Ms. Wadlinger, which shall supersede each such named executive officer’s existing offer letter, change in control and severance agreement and change in control severance agreement, as applicable, effective upon our initial public offering. The new employment agreements are expected to contain substantially similar terms that provide for Mr. Lee’s, Dr. Kelly’s and Ms. Wadlinger’s continued employment and set forth their annual base salary of $591,300, $423,000 and $373,800, respectively, the terms of their discretionary annual bonus, the at-will nature of their employment, certain expense reimbursements, the terms of severance payments payable upon certain terminations of employment and their eligibility to participate in our benefit plans generally.

As provided in his original employment agreement, Mr. Lee will continue to remain eligible to receive a monthly relocation stipend of $15,000 plus a quarterly tax gross-up on such amount until he relocates to the Boston area and a $500,000 relocation package at the time of his actual relocation to the Boston area (such amount includes a tax gross-up). In the event that Mr. Lee is terminated by us for “cause” or voluntarily terminates his employment other than for “good reason” (in each case, as will be defined in his employment agreement) within twelve (12) months of receiving the relocation package amount, Mr. Lee will be obligated to repay the entire amount of such applicable payment within thirty (30) days following his termination date. In the event that Mr. Lee voluntarily terminates his employment other than for good reason prior to March 27, 2021, Mr. Lee will be obligated to repay the entire special bonus amount of $775,000 that he received on March 27, 2020 within thirty (30) days following his termination date.

In the event that Mr. Lee, Dr. Kelly or Ms. Wadlinger’s service relationship with us is terminated without “cause” or for “good reason” (in each case, as will be defined in his or her employment agreement) within three months prior to, on, or within twelve months after the closing of a “change in control” (as will be defined in his or her employment agreement), such named executive officer will be entitled to the following severance benefits, subject to the executive executing a separation agreement and it becoming effective, (i) a lump-sum payment equal to equal to 1 times (or in the case of Mr. Lee, 1.5 times) of such named executive officer’s then-current base salary or the base salary in effect immediately prior to the change in control, if higher, (ii) a lump-sum payment in an amount equal to 1 times (or in the case of Mr. Lee, 1.5 times) of such named executive officer’s annual target bonus for the then-current year; (iii) immediate acceleration of all time-based stock options and other stock-based awards subject to time-based vesting held by such named executive officer, effective as of the later of the date of termination or the effective date of the separation agreement and release; and (iv) up to twelve months (or in the case of Mr. Lee, 18 months) of the employer portion of the COBRA premium amounts.

In the event that Mr. Lee, Dr. Kelly or Ms. Wadlinger’s service relationship with us is terminated without “cause” or for “good reason,” in each case, other than in connection with a change in control, such named executive officer will be entitled to the following severance benefits, subject to such executive executing a separation agreement and release and it becoming effective: (i) a lump-sum payment equal to twelve months of such named executive officer’s then-current base salary; (ii) a lump-sum payment in an amount equal to such named executive officer’s target bonus for the then-current year, prorated to reflect the amount of such target bonus he or she would have been entitled to receive for services performed through the applicable termination date; and (iii) up to twelve months of COBRA premium reimbursements.

Upon the occurrence of a change of control, all payments and benefits received by Mr. Lee, Dr. Kelly and Ms. Wadlinger in connection with a change of control that constitute “excess parachute payments” under Section 280G of the Code will be subject to a modified economic cutback treatment such that the “excess parachute payments” to be received by each such affected named executive officer will either be (i) paid in full or (ii) reduced below such named executive officer’s threshold amount under Code Section 280G in order to avoid triggering the excise tax that would otherwise be payable on such “excess parachute payment” amounts.

In addition, each of our named executive officers previously entered into our standard confidential information, non-competition, non-solicitation, and invention assignment agreement with us which continues to remain in effect and contains protections of confidential information, requires the assignment of inventions and contains other restrictive covenants.

Outstanding Equity Awards at Fiscal 2019 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of fiscal year 2019:

	OPTION AWARDS (1)					STOCK AWARDS
NAME	VESTING COMMENCEMENT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (2) (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) (3)(4)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE VESTED (#) (5)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED($) (6)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE VESTED($) (7)
Frank D. Lee	3/27/2019	—	678,357	5.05	11/20/2029	—		—
	11/21/2019	—	70,134	5.05	11/20/2029	—		—
Patrick Kelly, M.D.	11/21/2019	—	70,134	5.05	11/20/2029	—		—
	3/21/2016	—	—	—	—	1,100	16,433	13,856	207,000
	1/1/2017	—	—	—	—	1,587	4,257	19,231	51,587
	11/6/2018	—	—	—	—	29,831	11,080	269,902	100,249
Mary E. Wadlinger	9/11/2014	—	—	—	—	—	72,939	—	971,381
	1/1/2015	—	—	—	—	—	18,937	—	252,198
	1/1/2016	—	—	—	—	488	22,866	6,147	288,035
	1/1/2017	—	—	—	—	7,915	21,307	95,915	258,201
	11/21/2019	—	70,134	5.05	11/20/2029	—		—

(1)	Each option grant is subject to the terms of our 2019 Stock Incentive Plan. One-fourth of the shares subject to the stock option vest on the one year anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship with us through such date. Thereafter, 1/48 of the shares subject to the stock option vest on a monthly basis following the one year anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship with us through each applicable vesting date.

(2)	The grant date of each option is November 21, 2019.
(3)	Each share currently reflects a share of our unvested enterprise junior stock that will convert into a number of our restricted common stock immediately prior to the effectiveness of the initial public offering based on a conversion ratio using the fair value of the common stock immediately prior to the conversion.
(4)	One-fourth of the shares subject to the award vest on the one year anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship with us through such date. Thereafter, 1/48 of the shares subject to the award vest on a monthly basis following the one year anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship with us through each applicable vesting date.
(5)	Each share currently reflects a share of our vested enterprise junior stock that will convert into a number of our common stock immediately prior to the effectiveness of the initial public offering based on a conversion ratio using the fair value of the common stock immediately prior to the conversion.
(6)	The market value is based on an assumed initial public offering price of $17.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, and reflects the value of the unvested securities on an as-converted basis into shares of our common stock based on a conversion ratio assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. Any unvested securities listed as having zero market value reflect the result of the anticipated conversion of the listed securities into zero shares of restricted common stock because the strike price of the enterprise junior stock would be above the estimated value of the common stock at the time of the offering.
(7)	The market value is based on an assumed initial public offering price of $17.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, and reflects the value of the vested securities on an as-converted basis into shares of our common stock based on a conversion ratio assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. Any vested securities listed as having zero market value reflect the result of the anticipated conversion of the listed securities into zero shares of common stock because the strike price of the enterprise junior stock would be above the estimated value of the common stock at the time of the offering.

Equity Grants in Connection with our Initial Public Offering

Our board of directors approved stock option grants to certain employees, including our named executive officers, in May 2020 that will be effective subject to and upon the effectiveness of the registration statement of which this prospectus forms a part. Such stock option grants comprise of options to purchase an aggregate of 533,010 shares of common stock of the Company, and include option grants to Mr. Lee, Dr. Kelly and Ms. Wadlinger to purchase 71,770, 116,890 and 23,378 shares of common stock of the Company, respectively. The stock options will be granted under our 2020 Stock Option and Incentive Plan and have an exercise price equal to the “Price to the Public” (or equivalent) set forth on the cover page of the final prospectuses included in this registration statement, which will be the fair market value of a share of the Company’s common stock on the grant date of the options. The stock options will vest and become exercisable as follows: 25% of the shares subject to each stock option shall vest on the first anniversary of the vesting commencement date and the remaining 75% of the shares subject to each stock option shall vest in 36 equal monthly installments thereafter, subject to such employee’s continued service to us through each applicable vesting date.

Employee Benefits and Stock Plans

2020 Stock Option and Incentive Plan

Our 2020 Stock Option and Incentive Plan, or 2020 Plan, was adopted by our board of directors in May 2020 and our stockholders in June 2020. The 2020 Plan will become effective on the day before the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2020 Plan will replace our 2019 Stock Incentive Plan, or the 2019 Plan, as our board of directors is expected to determine not to make additional awards under the 2019 Plan following the completion of our initial public offering. However, the 2019 Plan will continue to govern outstanding equity awards granted thereunder. The 2020 Plan will allow the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons, including consultants.

Authorized Shares. We have initially reserved 3,436,632 shares of our common stock, or the Initial Limit, for the issuance of awards under the 2020 Plan, which includes 1,231,361 shares of common stock remaining available for issuance under our 2019 Plan as of the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. The 2020 Plan provides that the number of shares reserved and available for issuance under the 2020 Plan will automatically increase each January 1, beginning on January 1, 2021, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares we issue under the 2020 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2020 Plan and the 2019 Plan will be added back to the shares of common stock available for issuance under the 2020 Plan. The maximum number of shares of common stock that may be issued as incentive stock options in any one calendar year period may not exceed the Initial Limit cumulatively increased on January 1, 2021 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 3,436,632 shares of common stock.

Non-Employee Director Limit. Our 2020 Plan contains a limitation whereby the value of all awards under our 2020 Plan and all other cash compensation paid by us to any non-employee director may not exceed: (i) $1,000,000 in the first calendar year an individual becomes a non-employee director and (ii) $750,000 in any other calendar year.

Administration. The 2020 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan. The plan administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants.

Eligibility. Persons eligible to participate in the 2020 Plan will be those employees, non-employee directors and consultants, as selected from time to time by our compensation committee in its discretion.

Options. The 2020 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Stock Appreciation Rights. Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and Restricted Stock Units. Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or other service relationship with us through a specified vesting period.

Unrestricted Stock Awards. Our compensation committee may grant shares of common stock that are free from any restrictions under the 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Cash-Based Awards. Our compensation committee may grant cash bonuses under the 2020 Plan to participants, subject to the achievement of certain performance goals.

Sale Event. The 2020 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2020 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2020 Plan. To the extent that awards granted under the 2020 Plan are not assumed, continued or substituted by the successor entity, the 2020 Plan and all awards granted under the 2020 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions or restrictions that are not exercisable immediately prior to such sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified time period, as determined by the compensation committee, prior to the sale event.

In addition, in connection with the termination of the 2020 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights, provided that any options or stock appreciation rights with exercise prices equal to or greater than such per share cash consideration will be cancelled for no consideration. We may also make or provide for a payment, in cash or in kind, to the participants holding other awards in an amount equal to the per share cash consideration payable to stockholders in the sale event multiplied by the number of vested shares of common stock under such awards.

Amendment. Our board of directors may amend or discontinue the 2020 Plan, and our compensation committee may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose, at any time; however, no such action may adversely and materially affect the rights under any outstanding award without the holder’s consent. Certain amendments to the 2020 Plan or to the terms of outstanding options or stock appreciation rights will require the approval of our stockholders.

No awards may be granted under the 2020 Plan after the date that is 10 years from the date on which the 2020 Plan becomes effective. No awards under the 2020 Plan have been made prior to the date hereof.

2019 Stock Incentive Plan

Our 2019 Plan was adopted by our board of directors in November 2019, approved by our stockholders in December 17, 2019 and most recently amended by our board of directors in December 2019. Our 2019 Plan allows for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock awards to employees, directors, and consultants. Following this offering, we will not grant any further awards under our 2019 Plan. All outstanding awards under the 2019 Plan will continue to be governed by their existing terms.

Authorized Shares. As of December 31, 2019, the number of shares of our common stock reserved for issuance under the 2019 Plan was 5,427,377 shares of common stock. This number is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.

The shares we have issued under the 2019 Plan are treasury shares, authorized and unissued shares or shares that we reacquired. The shares of unissued common stock underlying any awards that are terminated, surrendered, forfeited, settled in cash, remain unexercised upon expiration or unissued upon the occurrence of any of the foregoing or otherwise under the 2019 Plan are generally added back to the shares of common stock available for issuance under the 2019 Plan. Additionally, any shares of common stock issued under the 2019 Plan that are surrendered or forfeited to the Company, or repurchased by the Company, in each case, at a price that is equal to or less than the price initially paid for such shares, are also added back to the shares of common stock available for issuance under the 2019 Plan. Following this offering, such shares will be added to the shares of common stock available for issuance under the 2020 Plan.

Administration. The 2019 Plan is currently administered by our board of directors. The plan administrator has the authority to interpret and administer our 2019 Plan and any agreement thereunder, and to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise, purchase or strike price, if any, the vesting schedule applicable to the awards together with any vesting acceleration, and the terms of the award agreement for use under our 2019 Plan. The plan administrator also has the authority to effect, with the consent of any adversely affected participant, the cancellation of any outstanding stock option and the grant in substitution therefore of new stock options with lower exercise prices. The plan administrator is specifically authorized to exercise its discretion to reduce or increase the exercise price of outstanding stock options or effect the repricing of stock options through cancellations and re-grants without stockholder approval.

Eligibility. Persons eligible to participate in the 2019 Plan are our full or part-time employees, officers, directors, consultants and other key persons as selected from time to time by our board of directors in its discretion.

Options. The 2019 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option or, alternatively, the method for establishing an option’s exercise price is determined by our board of directors on the date such option is granted. The term of each option is fixed by our board of directors and may not exceed 10 years from the date of grant. Our board of directors determines at what time or times each option may be exercised.

Stock Appreciation Rights. Our board of directors may award stock appreciation rights subject to such conditions and restrictions as it may determine.

Restricted Stock and Restricted Stock Units. Our board of directors may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Unrestricted Stock Awards. Our board of directors may grant shares of common stock that are free from any restrictions under the 2019 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Acquisition. The 2019 Plan provides that upon the consummation of an “acquisition,” as defined in the 2019 Plan, outstanding awards may be, among other things, assumed, continued, substituted, or cancelled with or without consideration. Unless otherwise determined by the board of directors, any repurchase rights or other rights of the Company that relate to an award made under the 2019 Plan will continue to apply to consideration, including cash, that have been substituted, assumed or amended for an award pursuant to the 2019 Plan.

Transferability. Under our 2019 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Option awards are generally not transferable other than by will or the laws of descent and distribution, except as otherwise provided under our 2019 Plan.

Amendment. Our board of directors may amend or discontinue the 2019 Plan and our board of directors can amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose. Certain amendments to the 2019 Plan or awards thereunder will require the approval of our stockholders and amendments that would impair the rights of any participant require the written consent of that participant.

Plan Term. No awards may be granted under the 2019 Plan after the date that is 10 years from the date of board approval of the 2019 Plan.

2020 Employee Stock Purchase Plan

Our 2020 Employee Stock Purchase Plan, or the ESPP, was adopted by our board of directors in May 2020 and we expect that our stockholders will approve the ESPP prior to the completion of this offering. The ESPP will become effective on the day before the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The ESPP will initially reserve and authorize the issuance of up to a total of 367,545 shares of common stock to participating employees. The ESPP will provide that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2021 and ending on January 1, 2030, by the lesser of 735,090 shares of our common stock, 1% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

Any employee whose customary employment exceeds 20 hours per week and has completed at least 90 days of employment is eligible to participate in the ESPP. Any employee who owns, or would be treated as owning immediately after an option was granted, 5% or more of the total combined voting power or value of our outstanding capital stock will not be eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. The first offering will begin and end on dates to be determined by the plan administrator. Each eligible employee must authorize payroll deductions or other contributions by submitting an enrollment form by the deadline specified by the plan administrator and in accordance with any other enrollment procedures set forth in the ESPP. Subsequent offerings will begin, unless otherwise determined by the plan administrator, on the first business day occurring on or after January 1 and July 1 each year will end on the last business day occurring on or before the following June 30 and December 31, respectively. The period between such beginning and end dates for each offering is referred to as an offering period. The plan administrator may, in its discretion, designate a different period for any offering, but no offering may exceed 27 months in duration or overlap with any other offering. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 business days before the relevant offering date or any other deadline established by the plan administrator.

Each employee who is a participant in the ESPP may purchase shares by authorizing contributions for an offering period of a minimum of 1 percent and up to a maximum of 15% of his or her compensation during an offering period. Unless the participating employee has previously filed a new enrollment form or withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or on the last business day of the offering period, whichever is lower, provided that no more than 5,000 shares of common stock (or a lesser number of shares as may be established by the plan administrator in advance of such offering period) may be purchased by any one employee on the last business day of such offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the offering period, under the ESPP for any calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who has a balance remaining in his or her account at the end of an offering period or who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time but shall automatically terminate on the 10 year anniversary of the date the ESPP becomes effective. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the ESPP for employees of our non-U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.

Senior Executive Cash Incentive Bonus Plan

In May 2020, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan will be administered by our compensation committee and will become effective on the day the registration statement of which this prospectus is part is declared effective by the SEC. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); achievement of specified research and development, publication, clinical, regulatory and/or commercial milestones; revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of the Company’s common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; total stockholder returns;

productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of the Company’s common stock; sales or market shares; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices and/or (E) measured on a pre-tax or post-tax basis (if applicable).

Each executive officer who is selected by the compensation committee to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be calculated in accordance with our financial statements, generally accepted accounting principles, or under a methodology established by our compensation committee at the beginning of the performance period and consistently applied with respect to a corporate performance goal in the relevant performance period. The compensation committee will measure the corporate performance goals after our financial reports for the applicable performance period have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate.

Forma Therapeutics, Inc. 401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Internal Revenue Code limits. We also provide a 100% matching contribution on up to the first 6% of an employee’s contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Internal Revenue Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

NON-EMPLOYEE DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of our board of directors and received compensation for such service during fiscal year 2019. Other than as set forth in the table below, we did not pay any compensation, make any additional equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in fiscal year 2019. Directors who also serve as employees received no additional compensation for their service as directors. During fiscal year 2019, Mr. Lee, our President and Chief Executive Officer as of March 27, 2019, and Dr. Tregay, our President and Chief Executive Officer until March 26, 2019, were members of our board of directors, as well as employees, and received no additional compensation for their services as a director. See the section titled “2019 Summary Compensation Table” for more information about their compensation in fiscal year 2019. We reimburse non-employee members of our board of directors for reasonable travel and out-of-pocket expenses incurred in attending meetings of our board of directors and committees of our board of directors.

Director Compensation Table

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($) (1)(2)	TOTAL ($)
Timothy P. Clackson, Ph.D.	50,000	72,793	122,793
Marsha Fanucci	50,000	42,658	92,658
Michael Foley, Ph.D.	40,000	—	40,000
Steven E. Hall, Ph.D.	—	—	—
Peter Kolchinsky, Ph.D. (3)	—	—	—
Paolo Paoletti, M.D.	50,000	42,658	92,658
Michal Silverberg	—	—	—
Peter Wirth, J.D.	100,000	42,658	142,658

(1)	The amounts reported represent the aggregate grant date fair value of the stock options awarded to our non-employee directors during fiscal year 2019, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 13 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our directors upon the exercise of the stock options or any sale of the underlying shares of common stock.
(2)	Each option grant is subject to the terms of our 2019 Plan. Each of Dr. Clackson, Ms. Fanucci, Dr. Paoletti, and Mr. Wirth received a stock option to purchase 14,026 shares of our common stock, with such shares fully vesting upon their respective continued service to us through January 1, 2020. Dr. Clackson received an additional stock option to purchase 9,351 shares of our common stock. Such shares vest and become exercisable in 36 equal monthly installments commencing November 21, 2019, subject to his continued service to us through each such vesting date.
(3)	Dr. Kolchinsky joined our board of directors in December 2019.

As of December 31, 2019, Dr. Clackson held stock options to purchase 23,377 shares of our common stock and 11,690 unvested shares of our enterprise junior stock, and Ms. Fanucci, Dr. Paoletti, and Mr. Wirth each held a stock option to purchase 14,026 shares of our common stock.

Board of Director Agreements

Timothy P. Clackson, Ph.D.

Pursuant to the board of directors agreement we entered into with Dr. Clackson on March 14, 2018, in consideration for his services as a non-employee director, Dr. Clackson is entitled to receive an annual fee of $50,000, of which $40,000 is for general services as a member of the board of directors and $10,000 is for his services as chair of the research and development committee of the board of directors. Additionally, his agreement provided him with an award for 28,054 shares of our enterprise junior stock.

Marsha Fanucci

Pursuant to the board of directors agreement we entered into with Ms. Fanucci on October 13, 2014, in consideration for her services as a non-employee director, Ms. Fanucci is entitled to receive an annual fee of

$50,000, of which $40,000 is for her general services as a member of the board of directors and $10,000 is for her services as chair of the audit committee.

Michael Foley, Ph.D.

Pursuant to the amended and restated board of directors agreement we entered into with Dr. Foley on September 2, 2014, in consideration for his services as a non-employee director, Dr. Foley is entitled to receive an annual fee of $40,000 for his services as a member of the board of directors.

Paolo Paoletti, M.D.

Pursuant to the board of directors agreement we entered into with Dr. Paoletti on April 3, 2015, in consideration for his services as a non-employee director, Dr. Paoletti is entitled to receive an annual fee of up to $50,000, of which $40,000 is for general services as a member of the board of directors and $10,000 is for services as former chair of the former research and development committee of the board of directors.

Peter Wirth, J.D.

Pursuant to the board of directors agreement we entered into with Mr. Wirth on November 1, 2012, in consideration for his services as chairperson of the board of directors, Mr. Wirth is entitled to receive an annual fee of $100,000 and certain shares of stock in our predecessor entities.

Non-Employee Director Equity Grants in Connection with our Initial Public Offering

In June 2020, our board of directors approved one-time stock option grants for each non-employee director that is serving on our board as of the effective time of the registration statement of which this prospectus forms a part, that will be effective immediately upon the effectiveness of the registration statement of which this prospectus forms a part. The stock options will be granted under our 2020 Stock Option and Incentive Plan and have an exercise price equal to the “Price to the Public” (or equivalent) set forth on the cover page of the final prospectuses included in this registration statement, which will be the fair market value of a share of the Company’s common stock on the grant date of the stock options. Each non-employee director shall receive an option to purchase 17,533 shares of our common stock, which will vest on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service to us through the applicable vesting date.

Non-Employee Director Compensation Policy

Prior to the effectiveness of the registration statement of which this prospectus forms a part, though we had entered into certain agreements with individual non-employee directors, we did not have a formal policy to compensate our non-employee directors. As of the effectiveness of the registration statement of which this prospectus forms a part, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards:

Annual Retainer for Board Membership
Annual service on the board of directors	$40,000

Additional Annual Retainer for Committee Membership
Annual service as member of the audit committee (other than chair)	$7,500
Annual service as chair of the audit committee	$15,000
Annual service as member of the compensation committee (other than chair)	$5,000
Annual service as chair of the compensation committee	$10,000
Annual service as member of the nominating and corporate governance committee (other than chair)	$4,000
Annual service as chair of the nominating and corporate governance committee	$8,000

Additional Annual Retainer for Non-Executive Chairman of the Board
Annual service as chairman of the board of directors	$30,000

Our policy will provide that, upon initial election to our board of directors, each non-employee director will be granted an option to purchase 42,080 shares of our common stock, referred to herein as the Initial Grant. Furthermore, on the date of each of our annual meeting of stockholders following the completion of this offering, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual option to purchase 17,533 shares of our common stock, referred to herein as the Annual Grant. The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to such director’s continued service to us through the applicable vesting date. With respect to the Initial Grant, 33.3% of the shares subject to the Initial Grant will vest on the first anniversary of the applicable vesting commencement date, and the remaining 66.7% of the shares subject to the Initial Grant will vest in 24 equal monthly installments thereafter, subject to such director’s continued service to us through the applicable vesting dates. Such awards are subject to full accelerated vesting upon the sale of the Company, subject to such director’s continued service to us through the date of such sale.

Employee directors will receive no additional compensation for their service as a director.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions or series of transactions since January 1, 2017, to which we were or will be a party, in which:

∎	the amount involved in the transaction exceeds, or will exceed, $120,000; and

∎

in which any of our executive officers, directors or holder of five percent or more of any class of our capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and our directors are described elsewhere in this prospectus under “Management — Director Compensation” and “Executive Compensation.”

Private Placements of Securities

Common Stock Conversion

On November 12, 2007, we issued (i) 189,362 shares of common stock to Michael Foley, Ph.D., a member of the board of directors and (ii) 33,980 shares of common stock to Novartis Bioventures Ltd. In December 2011, Forma Therapeutics, Inc. converted into Forma Therapeutics Holdings, LLC and, in connection therewith, (i) Dr. Foley’s 189,362 shares of common stock converted into 189,362 Common 1 shares of Forma Therapeutics Holdings, LLC and (ii) Novartis Bioventures Ltd.’s 33,980 shares of common stock converted into 33,980 Common 1 shares of Forma Therapeutics Holdings, LLC. On April 25, 2017, Dr. Foley transferred 47,340 Common 1 shares to the Michael Foley 2006 Irrevocable Indenture of Trust. Upon the Reorganization, these Common 1 shares were exchanged for shares of common stock of Forma Therapeutics Holdings, Inc.

On November 1, 2012, we issued 349,152 tracking shares in one of our corporate predecessors to Peter Wirth, J.D., our chairperson and a member of the board of directors. In September 2013, Mr. Wirth’s 349,152 tracking shares converted into 64,366 Common 1 shares and 4,716 shares of Enterprise.1 Incentive Shares of Forma Therapeutics Holdings, LLC as part of a corporate reorganization. Upon the Reorganization, these Common 1 shares and Enterprise.1 Incentive Shares were exchanged for shares of common stock and Enterprise 1 Junior Stock of Forma Therapeutics Holdings, Inc.

Warrant Grants

On April 15, 2013, but effective August 29, 2012, we granted to Novartis Bioventures Ltd. a warrant, to purchase 297,241 Common 1 shares at an exercise price of $0.04 per share. Upon the Reorganization, each holder of a warrant exercisable to purchase Common 1 shares of Forma Therapeutics Holdings, LLC received one warrant exercisable to purchase an equivalent number of common stock of Forma Therapeutics Holdings, Inc. at the same exercise price per share in effect immediately prior to the Reorganization. On March 16, 2020, Novartis Bioventures Ltd., elected to purchase all 297,241 shares of our common stock pursuant to the terms of the warrant agreement. Novartis Bioventures Ltd. holds more than 5% of our voting securities. Michal Silverberg is a member of our board of directors and an employee of a corporation that is affiliated with Novartis Bioventures Ltd.

On April 15, 2013, but effective August 29, 2012, we granted to Lilly Ventures Fund I LLC (“LVF”) a warrant to purchase 297,241 Common 1 shares at an exercise price of $0.04 per share. Upon the Reorganization, each holder of a warrant exercisable to purchase Common 1 shares of Forma Therapeutics Holdings, LLC received one warrant exercisable to purchase an equivalent number of common stock of Forma Therapeutics Holdings, Inc. at the same exercise price per share in effect immediately prior to the Reorganization. On December 27, 2019, LVF elected to purchase all 297,241 shares of our common stock pursuant to the terms of the warrant agreement. Steven E. Hall, Ph.D. is a member of our board of directors and is an affiliate of LVF. LVF holds more than 5% of our voting securities.

Enterprise Junior Stock

On October 2, 2019, upon the Reorganization:

∎

Each limited liability company interest in Forma Therapeutics Holdings, LLC represented by Enterprise.1 Incentive Shares that were issued and outstanding immediately prior to the conversion date were converted into fully paid and nonassessable shares of Enterprise 1 Junior Stock. We granted Mr. Wirth, our chairperson and a member of the board of directors, 21,040 shares of Enterprise 1 Junior Stock on September 24, 2013 and 4,716 shares of Enterprise 1 Junior Stock on September 24, 2013.

∎

Each limited liability company interest in Forma Therapeutics Holdings, LLC represented by Enterprise.2 Incentive Shares that were issued and outstanding immediately prior to the conversion date were converted into fully paid and nonassessable shares of Enterprise 2 Junior Stock. We granted our Chief Human Resources Officer, Mary E. Wadlinger, 72,939 shares of Enterprise 2 Junior Stock on November 4, 2014 and 18,937 shares of Enterprise 2 Junior Stock on March 5, 2015. We granted Mr. Wirth, our chairperson and a member of the board of directors, 9,117 shares of Enterprise 2 Junior Stock on November 4, 2014 and 9,468 shares of Enterprise 2 Junior Stock on March 5, 2015. We granted Marsha Fanucci, a member of our board of directors, 24,313 shares of Enterprise 2 Junior Stock on November 4, 2014 and 9,468 shares of Enterprise 2 Junior Stock on March 5, 2015. On April 6, 2015, we granted Paolo Paoletti, M.D., a member of our board of directors, 25,248 shares of Enterprise 2 Junior Stock.

∎

Each limited liability company interest in Forma Therapeutics Holdings, LLC represented by Enterprise.3 Incentive Shares that were issued and outstanding immediately prior to the conversion date were converted into fully paid and nonassessable shares of Enterprise 3 Junior Stock. On June 13, 2016 , we granted our Chief Medical Officer, Patrick Kelly, M.D., 17,533 shares of Enterprise 3 Junior Stock. On March 2, 2016, we granted our Chief Human Resources Officer, Ms. Wadlinger, 23,354 shares of Enterprise 3 Junior Stock. On March 2, 2016, we granted Mr. Wirth, our chairperson and a member of our board of directors, and Ms. Fanucci and Dr. Paoletti, members of our board of directors, 9,847 shares of Enterprise 3 Junior Stock each.

∎

Each limited liability company interest in Forma Therapeutics Holdings, LLC represented by Enterprise.4 Incentive Shares that were issued and outstanding immediately prior to the conversion date were converted into fully paid and nonassessable shares of Enterprise 4 Junior Stock. On March 20, 2017, we granted our Chief Medical Officer, Dr. Kelly, 5,844 shares of Enterprise 4 Junior Stock. On March 20, 2017, we granted our Chief Human Resources Officer, Ms. Wadlinger, 29,222 shares of Enterprise 4 Junior Stock and we granted Mr. Wirth, our chairperson and a member of the board of directors, and Ms. Fanucci and Dr. Paoletti, members of our board of directors, 10,240 shares of Enterprise 4 Junior Stock each.

∎

Each limited liability company interest in Forma Therapeutics Holdings, LLC represented by Enterprise.5 Incentive Shares that were issued and outstanding immediately prior to the conversion date were converted into fully paid and nonassessable shares of Enterprise 5 Junior Stock. On July 25, 2018, we granted Mr. Wirth, our chairperson and a member of the board of directors, Dr. Paoletti and Ms. Fanucci, members of our board of directors, 14,026 shares of Enterprise 5 Junior Stock each. On July 19, 2018, we granted Dr. Clackson, a member of our board of directors, 7,013 shares and 28,054 shares of Enterprise 5 Junior Stock.

∎

Each limited liability company interest in Forma Therapeutics Holdings, LLC represented by Enterprise.6 Incentive Shares that were issued and outstanding immediately prior to the conversion date were converted into fully paid and nonassessable shares of Enterprise 6 Junior Stock. On November 6, 2018, we granted our Chief Medical Officer, Dr. Kelly, 40,911 shares of Enterprise 6 Junior Stock.

Series A Preferred Stock Financing

In March 2008, with subsequent closings in May 2008, we sold an aggregate of 9,219,260 shares of Series A preferred stock of Forma Therapeutics, Inc. at a purchase price of $0.602 per share for an aggregate amount of $5,549,994.52. In December 2011, Forma Therapeutics, Inc. converted into Forma Therapeutics Holdings, LLC and, in connection therewith, the shares of Series A preferred stock converted into Series A convertible preferred shares of Forma Therapeutics Holdings, LLC. Upon the Reorganization, all Series A convertible preferred shares that were issued and outstanding prior to the Reorganization were exchanged for shares of Series A convertible preferred stock. The following table summarizes purchases of our Series A convertible preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES A PREFERRED STOCK (1)	TOTAL PURCHASE PRICE
Novartis Bioventures Ltd.(2)	1,661,129	$3,999,998.63
Biomedical Sciences Investment Fund Pte Ltd. (3)	415,282	$999,999.06

(1)	In 2009, the Series A preferred stock was subject to a reverse stock split of 4:1 whereby the 8,305,644 shares of Series A preferred stock were converted into 2,076,411 shares of Series A preferred stock. The shares of Series A preferred stock were originally issued as Series A convertible preferred stock of Forma Therapeutics, Inc. in March 2008. In December 2011, Forma Therapeutics, Inc. converted into Forma Therapeutics Holdings, LLC and, in connection therewith, the shares of Series A preferred stock converted into Series A convertible preferred shares of Forma Therapeutics Holdings, LLC. Upon the Reorganization, the Series A convertible preferred shares of Forma Therapeutics Holdings, LLC were exchanged for shares of Series A convertible preferred stock of Forma Therapeutics Holdings, Inc. For more information regarding the Conversion, see the section titled “Reorganization.”
(2)	Novartis Bioventures Ltd. holds more than 5% of our voting securities. Michal Silverberg, a member of our board of directors, is an employee of a corporation that is affiliated with Novartis Bioventures Ltd.
(3)	Biomedical Sciences Investment Fund Pte Ltd. (“BDMI”) holds more than 5% of our voting securities.

Series B Preferred Stock Financing

In November 2009, with a subsequent closing in July 2010, we sold an aggregate of 23,711,925 shares of Series B preferred stock of Forma Therapeutics, Inc. at a purchase price of $1.20 per share for an aggregate amount of $28,454,310. In December 2011, Forma Therapeutics, Inc. converted into Forma Therapeutics Holdings, LLC and, in connection therewith, the shares of Series B preferred stock converted into Series B redeemable convertible preferred shares of Forma Therapeutics Holdings, LLC. Upon the Reorganization, all Series B redeemable convertible preferred shares that were issued and outstanding prior to the Reorganization were bifurcated into 14,921,676 shares of our Series B-1 convertible preferred stock and 8,790,249 Series B-2 convertible preferred stock (collectively, “Series B convertible preferred stock”). The following table summarizes purchases of our Series B convertible preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES B PREFERRED STOCK (1)	TOTAL PURCHASE PRICE
Novartis Bioventures Ltd. (2)	5,833,333	$6,999,999.60
Lilly Ventures Fund I LLC (3)	5,833,333	$6,999,999.60
Biomedical Sciences Investment Fund Pte Ltd. (4)	6,142,292	$7,370,750.40

(1)	The shares of Series B preferred stock were originally issued as Series B convertible preferred stock of Forma Therapeutics, Inc. in November 2009. In December 2011, Forma Therapeutics, Inc. converted into Forma Therapeutics Holdings, LLC and, in connection therewith, the shares of Series B preferred stock converted into Series B redeemable convertible preferred shares of Forma Therapeutics Holdings, LLC. Upon the Reorganization, the Series B redeemable convertible preferred shares of Forma Therapeutics Holdings, LLC were exchanged for shares of Series B-1 convertible preferred stock and Series B-2 convertible preferred stock of Forma Therapeutics Holdings, Inc. For more information regarding the Conversion, see the section titled “Reorganization.”
(2)	Represents (i) 3,500,000 shares of Series B-1 convertible preferred stock and (ii) 2,333,333 shares of Series B-2 convertible preferred stock purchased by Novartis Bioventures Ltd. This entity holds more than 5% of our voting securities. Michal Silverberg, a member of our board of directors, is an employee of a corporation that is affiliated with Novartis Bioventures Ltd.
(3)	Represents (i) 3,500,000 shares of Series B-1 convertible preferred stock and (ii) 2,333,333 shares of Series B-2 convertible preferred stock purchased by LVF. Dr. Hall serves as a director of the Company and is an affiliate of LVF. LVF holds more than 5% of our voting securities.

(4)	Represents (i) 3,685,375 shares of Series B-1 convertible preferred stock and (ii) 2,456,917 shares of Series B-2 convertible preferred stock purchased by BDMI. BDMI holds more than 5% of our voting securities.

Series C Preferred Stock Financing

In August 2012, with a subsequent closing in April 2013, we sold an aggregate of 6,357,260 shares of our Series C1 redeemable convertible preferred shares at a purchase price of $1.573 per share for an aggregate amount of $9,999,969.98. The following table summarizes purchases of our Series C convertible preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES C PREFERRED STOCK (1)	TOTAL PURCHASE PRICE
Novartis Bioventures Ltd. (2)	3,178,630	$4,999,984.99
Lilly Ventures Fund I LLC (3)	3,178,630	$4,999,984.99

(1)	The shares of Series C convertible preferred stock were originally issued as Series C1 redeemable convertible preferred shares of Forma Therapeutics Holdings, LLC and then were converted into shares of Series C convertible preferred stock of Forma Therapeutics Holdings, Inc. upon the conversion of Forma Therapeutics Holdings, LLC to Forma Therapeutics Holdings, Inc. on October 2, 2019. For more information regarding the Conversion, see the section titled “Reorganization.”
(2)	Represents 3,178,630 shares of Series C convertible preferred stock purchased by Novartis Bioventures Ltd. This entity holds more than 5% of our voting securities. Michal Silverberg, a member of our board of directors, is an employee of a corporation that is affiliated with Novartis Bioventures Ltd.
(3)	Represents 3,178,630 shares of Series C convertible preferred stock purchased by LVF. Dr. Hall serves as a director of the Company and is an affiliate of LVF. LVF holds more than 5% of our voting securities.

Series D Preferred Stock Financing

In December 2019, we sold an aggregate of 53,593,440 shares of our Series D redeemable convertible preferred stock at a purchase price of $1.8659 per share for an aggregate amount of $99,999,999.76. The following table summarizes purchases of our Series D redeemable convertible preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES D PREFERRED STOCK	TOTAL PURCHASE PRICE
Entities affiliated with RA Capital Management, L.P. (1)	21,437,376	$39,999,999.89
Entities affiliated with Baker Brothers Advisors (2)	10,718,688	$19,999,999.95
Entities affiliated with Cormorant Asset Management (3)	8,039,016	$14,999,999.97

(1)	Consists of (i) 13,759,543 shares of Series D redeemable convertible preferred stock purchased by RA Capital Healthcare Fund, L.P., or RA Capital Healthcare, (ii) 5,359,344 shares of Series D redeemable convertible preferred stock purchased by RA Capital Nexus Fund, L.P., or RA Capital Nexus, and (iii) 2,318,489 shares of Series D redeemable convertible preferred stock purchased by Blackwell Partners LLC – Series A, or Blackwell. Peter Kolchinsky, Ph.D. serves as a director of the Company and is an affiliate of RA Capital Management, L.P., of which RA Healthcare, RA Nexus and Blackwell are affiliated funds. RA Capital Healthcare, RA Capital Nexus and Blackwell collectively hold more than 5% of our voting securities.
(2)	Consists of: (i) 9,830,020 shares of Series D redeemable convertible preferred stock purchased by Baker Brothers Life Sciences, L.P., or Baker Bros LS, and (ii) 888,668 shares of Series D redeemable convertible preferred stock purchased by 667, L.P., or 667. Baker Bros LS and 667 collectively hold more than 5% of our voting securities.
(3)	Consists of (i) 6,280,884 shares of Series D redeemable convertible preferred stock purchased by Cormorant Private Healthcare Fund II, LP, or Cormorant Private Healthcare, (ii) 1,639,155 shares of Series D redeemable convertible preferred stock purchased by Cormorant Global Healthcare Master Fund, LP, or Cormorant Global Healthcare, and (iii) 118,977 shares of Series D redeemable convertible preferred stock purchased by CRMA SPV, LP, or CRMA. Cormorant Private Healthcare, Cormorant Global Healthcare and CRMA collectively hold more than 5% of our voting securities.

Dividend Distribution

In March 2019, pursuant to the terms of the Forma Therapeutics Holdings, LLC Fifth Amended and Restated Limited Liability Company Agreement, as amended, we declared and, in March 2019 and April 2019 made, a one-time distribution in the aggregate amount of approximately $44,000,000 among various of our then-shareholders as a partial return of investment capital received by us in the Series A Preferred Stock financing and Series B Preferred Stock financing as well as a full return of investment capital received by us in the Series C Preferred Stock financing. The following table summarizes a portion of that the distribution by related persons:

STOCKHOLDER	TOTAL DIVIDEND DISTRIBUTION
Biomedical Sciences Investment Fund Pte Ltd.	$8,388,234.00
Novartis Bioventures Ltd.	$15,611,518.00
Lilly Ventures Fund I LLC	$12,142,786.00

Agreements with Stockholders

In connection with our Series D redeemable convertible preferred stock financing we entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

In connection with this offering, we intend to enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction were disclosed to our board of directors prior to their consideration of such transaction, and the transaction was not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approved the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction were disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related party transactions policy that will provide that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of April 30, 2020, information regarding the beneficial ownership of our common stock by:

∎	each person, or group of affiliated persons, who is known by us to be the beneficial owner of five percent or more of our outstanding common stock (on an as-converted to common stock basis);

∎	each of our directors;

∎	each of our named executive officers; and

∎	all of our current directors and executive officers as a group.

The information in the following table is calculated based on 25,022,800 shares of common stock deemed to be outstanding before this offering and 36,787,506 shares of common stock outstanding after this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock. The number of shares outstanding is based on the number of shares of common stock outstanding as of April 30, 2020 as adjusted to give effect to:

∎

the automatic conversion of 2,644,480 shares of vested enterprise junior stock as of April 30, 2020 into 2,020,931 shares of common stock upon completion of this offering based on an assumed initial public offering price of $17.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus;

∎

the automatic conversion of 179,737 shares of unvested enterprise junior stock as of April 30, 2020 into 104,213 shares of restricted common stock upon completion of this offering based on an assumed initial public offering price of $17.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus;

∎

the automatic conversion of all 86,062,799 outstanding shares of our redeemable convertible and convertible preferred stock into 20,349,223 shares of common stock (including 2,505,825 shares of our non-voting common stock) upon the completion of this offering; and

∎	the sale of 11,764,706 shares of common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Each individual or entity shown on the table below has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer, director and five percent stockholder listed below is c/o Forma Therapeutics Holdings, Inc., 500 Arsenal Street, Suite 100, Watertown, MA 02472.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of common stock that the person has the right to acquire within 60 days of April 30, 2020 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	SHARES OF VOTING COMMON STOCK BENEFICIALLY OWNED	SHARES OF NON-VOTING COMMON STOCK BENEFICIALLY OWNED	PERCENTAGE OF CAPITAL STOCK OUTSTANDING
			BEFORE OFFERING	AFTER OFFERING
5% or Greater Stockholders
Novartis Bioventures Ltd. (1)	2,991,705	—	11.96%	8.13%
Biomedical Sciences Investment Fund Pte Ltd (2)	1,574,366	—	6.29%	4.28%
Lilly Ventures Fund I LLC (3)	2,404,069	—	9.61%	6.54%
Entities affiliated with RA Capital Management, L.P. (4)	5,011,651	—	20.03%	13.62%
Entities affiliated with Baker Brothers Advisors (5)	—	2,505,825	10.01%	6.81%
Entities affiliated with Cormorant Global (6)	1,879,368	—	7.51%	5.11%

	SHARES OF VOTING COMMON STOCK BENEFICIALLY OWNED	SHARES OF NON-VOTING COMMON STOCK BENEFICIALLY OWNED	PERCENTAGE OF SHARES OUTSTANDING
			BEFORE OFFERING	AFTER OFFERING

Directors, Named Executive Officers and Other Executive Officers
Frank D. Lee (7)	211,986	—	*	*%
Timothy P. Clackson, Ph.D. (8)	35,598	—	*	*%
Marsha Fanucci (9)	63,858	—	*	*%
Michael Foley, Ph.D. (10)	189,362	—	*	*%
Steven E. Hall, Ph.D.	—	—	—	—%
Peter Kolchinsky, Ph.D.	—	—	—	—%
Paolo Paoletti, M.D. (11)	57,152	—	*	*%
Michal Silverberg	—	—	—	—%
Peter Wirth, J.D. (12)	139,026	—	*	*%
Patrick Kelly, M.D. (13)	39,209	—	*	*%
Jeannette Potts, Ph.D., J.D. (14)	—	—	—	—%
Todd Shegog (15)	—	—	—	—%
Mary E. Wadlinger (16)	110,498	—	*	*%
All executive officers and directors as a group (13 persons) (17)	846,689	—	3.35%	2.28%

*	Less than one percent.
(1)	Consists of (i) 33,980 shares of common stock, (ii) 297,241 shares of common stock as a result of its exercise of its common warrant, (iii) 553,656 shares of common stock issuable upon conversion of shares of Series A convertible preferred stock, (iv) 1,363,723 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock and (v) 743,105 shares of common stock issuable upon conversion of shares of Series C convertible preferred stock, in each case, held by Novartis Bioventures Ltd. The board of directors of Novartis Bioventures Ltd. has sole voting and investment control and power over such securities. None of the members of its board of directors has individual voting or investment power with respect to such securities and each disclaims beneficial ownership of such securities. Michal Silverberg, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. Ms. Silverberg disclaims beneficial ownership of the securities held by Novartis Bioventures Ltd., except to the extent of her pecuniary interest arising as a result of her employment by such affiliate of Novartis Bioventures Ltd. Novartis Bioventures Ltd. is a Swiss corporation and an indirect wholly-owned subsidiary of Novartis AG. The address of these entities is Lichtstrasse 35, CH-4056 Basel, Switzerland.
(2)	Consists of (i) 138,413 shares of common stock issuable upon conversion of the Series A convertible preferred stock and (ii) 1,435,953 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock in each case held by Biomedical Sciences Investment Fund Pte Ltd. Biomedical Sciences Investment Fund Pte Ltd is wholly-owned by EDB Investments Pte Ltd, which is wholly-owned by the Economic Development Board of Singapore. No individual has beneficial ownership over shares held by Biomedical Sciences Investment Fund Pte Ltd. The address of these entities and individuals is 250 North Bridge Road #20-02, Raffles City Tower, Singapore U0 179101.
(3)	Consists of (i) 297,241 shares of common stock as a result of its exercise of its common warrant, (ii) 1,363,723 shares of common stock issuable upon conversion of the Series B convertible preferred stock and (iii) 743,105 shares of common stock issuable upon conversion of shares of Series C convertible preferred stock. The address of Lilly Ventures Fund I LLC is 333 N. Alabama St, Suite 350, Indianapolis, IN 46204.
(4)	Consists of (i) 3,216,720 shares of common stock issuable upon conversion of the Series D redeemable convertible preferred stock held by RA Capital Healthcare Fund, L.P. (“RA Healthcare”), (ii) 1,252,913 shares issuable upon conversion of the Series D redeemable convertible preferred stock held by RA Capital Nexus Fund, L.P. (“RA Nexus”) and (iii) 542,018 shares issuable upon conversion of the Series D redeemable convertible preferred stock held by Blackwell Partners LLC—Series A (“Blackwell”). RA Capital Management, L.P. (the “Adviser”) is the investment adviser of the RA Healthcare, RA Nexus, and Blackwell. The general partner of the Adviser is RA Capital Management GP, LLC (the “Adviser GP”), of which Peter Kolchinsky, Ph.D. and Rajeev Shah are the managing members. As such, the Adviser, the Adviser GP, Dr. Kolchinsky, and Mr. Shah may be deemed indirect beneficial owners of the shares held by RA Healthcare, RA Nexus, and Blackwell. The Adviser, the Adviser GP, Dr. Kolchinsky, and Mr. Shah expressly disclaim beneficial ownership over all shares held by RA Healthcare, RA Nexus, and Blackwell, except to the extent of their pecuniary interest therein, and disclaim any pecuniary interest in the shares held by the Blackwell. The business address for RA Capital Management is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
(5)

Consists of (i) 207,753 shares of common stock issuable upon conversion of the Series D redeemable convertible preferred stock held by 667, L.P. (“667”) a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC and (ii) 2,298,072 shares of common stock issuable upon conversion of the Series D redeemable convertible preferred stock held by Baker Brothers Life Sciences, L.P. (“Life Sciences”), a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Baker Bros. Advisors, LLC (the “Adviser”) serves as the Investment Adviser to 667 and Life Sciences. In connection with the services provided by the Adviser, the Adviser receives an asset-based management fee that does not confer any pecuniary interest. On April 12, 2012, the Adviser, Life Sciences and the general partner of Life Sciences entered into an amended and restated management agreement which gave the Adviser complete and unlimited discretion and authority with respect to Life Sciences’ and 667’s investments and voting power over investments. The general partner of 667 and Life Sciences relinquished all discretion and authority with respect to 667 and Life Sciences’ investments and voting power over investments. Julian C. Baker and Felix J. Baker each may be deemed to control the Adviser and to indirectly beneficially own the shares beneficially owned by it. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of these securities, except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that Felix J. Baker or Julian C. Baker is the beneficial owner of the above referenced securities for purposes of Section 16 or for any other purpose. The shares reported herein have been previously reported by Felix J. Baker, Julian C. Baker and the Adviser in their own Section 16 reports. In the future, 667 and Life Sciences may jointly file Section 16 reports with Julian C. Baker, Felix J. Baker and the Adviser. The address for each of the entities and individuals is 667 Madison Avenue, 21st Floor, New York, New York, 10065.
(6)	Consists of (i) 1,468,351 shares of common stock issuable upon conversion of the Series D redeemable convertible preferred stock held by Cormorant Private Healthcare Fund II, LP, or Fund II, (ii) 383,203 shares of common stock issuable upon conversion of the Series D redeemable convertible preferred stock held by Cormorant Global Healthcare Master Fund, LP, or Master Fund, and (iii) 27,814 shares of common stock issuable upon conversion of the Series D redeemable convertible preferred stock held by CRMA SPV, LP, or CRMA. Cormorant Global Healthcare GP, LLC and Cormorant Private Healthcare GP II, LLC serve as the general partners of the Master Fund and Fund II, respectively. Cormorant Asset Management, LP serves as the investment manager to the Master Fund, Fund II. Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP II, LLC and the general partner of Cormorant Asset Management, LP. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein. The address for each of the entities is 200 Clarendon Street, 52nd Floor, Boston Massachusetts 02116.
(7)	Consists of 1,496,591 shares subject to options held by Mr. Lee, of which 211,986 shares are vested and exercisable within 60 days of April 30, 2020.
(8)	Consists of (i) 51,430 shares subject to options held by Dr. Clackson, of which 14,026 shares are vested and exercisable within 60 days of April 30, 2020, (ii) 17,255 shares of common stock issuable upon conversion of the vested shares of Enterprise 5 Junior Stock which are vested within 60 days of April 30, 2020, and (iii) 4,317 shares of restricted common stock issuable upon conversion of the shares of Enterprise 5 Junior Stock, which are unvested within 60 days of April 30, 2020.
(9)	Consists of (i) 26,547 shares of common stock issuable upon conversion of the vested shares of Enterprise 2 Junior Stock, (ii) 7,325 shares of common stock issuable upon conversion of the vested shares of Enterprise 3 Junior Stock, (iii) 7,332 shares of common stock issuable upon conversion of the vested shares of Enterprise 4 Junior Stock, (iv) 8,628 shares of common stock issuable upon conversion of the vested shares of Enterprise 5 Junior Stock, and (v) 42,079 shares subject to options held by Ms. Fanucci, of which 14,026 shares are vested and exercisable within 60 days of April 30, 2020.
(10)	Consists of (i) 142,022 shares of common stock directly held by Dr. Foley and (ii) 47,340 shares of common stock held by Michael Foley 2006 Irrevocable Indenture of Trust.
(11)	Consists of (i) 19,841 shares of common stock issuable upon conversion of the vested shares of Enterprise 2 Junior Stock, (ii) 7,325 shares of common stock issuable upon conversion of the vested shares of Enterprise 3 Junior Stock, (iii) 7,332 shares of common stock issuable upon conversion of the Enterprise 4 Junior Stock, (iv) 8,628 shares of common stock issuable upon conversion of the vested shares of Enterprise 5 Junior Stock, and (v) 42,079 shares subject to options held by Dr. Paoletti, of which 14,026 shares are vested and exercisable within 60 days of April 30, 2020.
(12)	Consists of (i) 64,366 shares of common stock, (ii) 22,744 shares of common stock issuable upon conversion of the vested shares of Enterprise 1 Junior Stock, (iii) 14,605 shares of common stock issuable upon conversion of the vested shares of Enterprise 2 Junior Stock, (iv) 7,325 shares of common stock issuable upon conversion of the vested shares of Enterprise 3 Junior Stock, (v) 7,332 shares of common stock issuable upon conversion of the vested shares of Enterprise 4 Junior Stock, (vi) 8,628 shares of common stock issuable upon conversion of the vested shares of Enterprise 5 Junior Stock, and (vii) 42,079 shares subject to options held by Mr. Wirth, of which 14,026 shares are vested and exercisable within 60 days of April 30, 2020.
(13)	Consists of (i) 13,042 shares of common stock issuable upon conversion of the vested shares of Enterprise 3 Junior Stock, (ii) 3,574 shares of common stock issuable upon conversion of the shares of Enterprise 4 Junior Stock which are vested within 60 days of April 30, 2020, (iii) 610 shares of restricted common stock issuable upon conversion of the shares of Enterprise 4 Junior Stock which are unvested within 60 days of April 30, 2020, (iv) 8,701 shares of common stock issuable upon conversion of the vested shares of Enterprise 6 Junior Stock which are vested within 60 days of April 30, 2020, (v) 13,282 shares of restricted common stock issuable upon conversion of the shares of Enterprise 6 Junior Stock, which are unvested within 60 days of April 30, and (vi) 210,402 shares subject to options held by Dr. Kelly, none of which are vested and exercisable within 60 days of April 30, 2020.
(14)	Consists of 232,036 shares subject to options held by Dr. Potts, none of which are vested and exercisable within 60 days of April 30, 2020.
(15)	Consists of 282,107 shares subject to options held by Mr. Shegog, none of which are vested and exercisable within 60 days of April 30, 2020.
(16)	Consists of (i) 72,201 shares of common stock issuable upon conversion of the vested shares of Enterprise 2 Junior Stock, (ii) 17,373 shares of common stock issuable upon conversion of the vested shares of Enterprise 3 Junior Stock, (iii) 17,872 shares of common stock issuable upon conversion of the vested shares of Enterprise 4 Junior Stock which are vested within 60 days of April 30, 2020, (iv) 3,052 shares of restricted common stock issuable upon conversion of the shares of Enterprise 4 Junior Stock, which are unvested within 60 days of April 30, 2020, and (v) 187,024 shares subject to options held by Ms. Wadlinger, none of which are vested and exercisable within 60 days of April 30, 2020.
(17)	Includes options to purchase 268,090 shares of common stock exercisable within 60 days of April 30, 2020 held by executive officers and directors, as described in notes seven (7) through sixteen (16) above.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our second amended and restated certificate of incorporation and amended and restated bylaws, which will be effective upon the closing of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur upon the closing of this offering. We refer in this section to our second amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of 147,494,175 shares of common stock, par value $0.001 per share, 2,505,825 shares of non-voting common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of March 31, 2020, 2,548,433 shares of our common stock were outstanding and held of record by 131 stockholders, and 2,304,815 shares of Series A convertible preferred stock, 23,711,925 shares of Series B convertible preferred stock, 6,452,619 shares of Series C convertible preferred stock and 53,593,440 shares of Series D redeemable convertible preferred stock were outstanding and held of record by 21 stockholders. This amount does not take into account the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.

Common Stock and Non-Voting Common Stock

The holders of our common stock and non-voting common stock have identical rights subject to two exceptions. First, except as otherwise expressly provided in our amended and restated certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by our stockholders, holders of our common stock are entitled to one vote per share of common stock, and holders of our non-voting common stock are not entitled to any votes per share of non-voting common stock, including for the election of directors. Second, holders of our common stock have no conversion rights, while holders of our non-voting common stock shall have the right to convert each share of our non-voting common stock into one share of common stock at such holder’s election, provided that as a result of such conversion, such holder, together with its affiliates and any members of a Schedule 13(d) group with such holder, would not beneficially own in excess of 4.99% of our common stock immediately prior to and following such conversion, unless otherwise expressly provided for in our amended and restated certificate of incorporation. However, this ownership limitation may be increased or decreased to any other percentage designated by such holder of non-voting common stock upon 61 days’ notice to us.

Holders of our common stock and non-voting common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock and non-voting common stock have no preemptive rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock and non-voting common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Upon the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of March 31, 2020, options to purchase 3,890,596 shares of common stock at a weighted-average exercise price of $5.24 per share were outstanding under our 2019 Plan.

Warrants

As of March 31, 2020, warrants to purchase 299,999 shares of Series B-3 convertible preferred stock at an exercise price of $1.20 per share, which will automatically convert into warrants to purchase 70,133 shares of common stock at a weighted average price of $5.13 per share following the closing of this offering, were outstanding, which warrants were not granted pursuant to a benefits plan.

Registration Rights

Upon the completion of this offering, the holders of 20,349,223 shares of our common stock, including those issuable upon the conversion of preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of a third amended and restated investors’ rights agreement, or the investors’ rights agreement, between us, certain holders of our common stock and holders of our preferred stock. The investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us. All selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning 180 days after the effective date of this registration statement, the holders of 20,349,223 shares of our common stock, including those issuable upon the conversion of shares of our preferred stock upon closing of this offering, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least forty percent of the securities eligible for registration then outstanding, to file a registration statement covering all securities eligible for registration that our stockholders request to be included in such registration. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement in any twelve-month period.

Short-Form Registration Rights

Pursuant to the investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of stockholders holding at least twenty percent of the securities eligible for registration then outstanding we will be required to file a Form S-3 registration restatement with respect to outstanding securities of such stockholders having an anticipated aggregate offering, net of related fees and expenses, of at least $500,000. We are required to effect only two registrations in any twelve month period pursuant to this provision of the investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of our common stock, including those issuable upon the conversion of our preferred stock, are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights and short form registration rights granted under the investors’ rights agreement will terminate on the fourth anniversary of the completion of this offering or at such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a ninety day period.

Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation and Amended and Restated Bylaws

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, and may also be amended by the affirmative vote of at least a majority of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Delaware Anti-Takeover Statute

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

∎	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

∎

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, (i) shares owned by persons who are directors and also officers, and (ii) employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

∎

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

∎	any merger or consolidation involving the corporation and the interested stockholder;

∎	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

∎	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

∎	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for state law claims for

(1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us, or any current or former director, officer, or other employee or stockholder, arising out of or pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; and (4) any action asserting a claim against us or any current or former director or officer or other employee governed by the internal affairs doctrine; provided, however, that this choice of forum provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Our bylaws further provide that, unless we consent in writing to an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our bylaws also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. We recognize that the forum selection clause in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts, as applicable. Additionally, the forum selection clause in our bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware or the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Market Standstill

Pursuant to the terms of our certificate of incorporation in effect immediately prior to the closing of this offering, any transfer or pledge of our common stock or enterprise junior stock, other than certain permitted transfers, shall be void for a period of not less than 180 days from the date of this prospectus.

Stock Exchange Listing

We have applied to list our common stock on The Nasdaq Global Market under the proposed trading symbol “FMTX.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 962-4284.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2020, upon the completion of this offering,                 shares of our common stock will be outstanding, assuming the issuance of 11,764,706 shares offered by us in this offering, no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and restricted shares of common stock are subject to time-based vesting terms. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144 under the Securities Act. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

∎

1% of the number of shares then outstanding, which will equal approximately 367,795 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of March 31, 2020; or

∎	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up restrictions as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of those restrictions.

Lock-Up Restrictions

We, all of our directors and officers and the holders of our convertible preferred stock have agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus, subject to certain exceptions. The representatives of the underwriters in this offering may, in their sole discretion, permit early release of shares subject to the lock-up restrictions. Pursuant to the terms of our certificate of incorporation, any transfer or pledge of our common stock or enterprise junior stock, other than certain permitted transfers, shall be void for a period of not less than 180 days from the date of this prospectus. See the section entitled “Underwriting,” appearing elsewhere in this prospectus for more information.

Registration Rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Description of Capital Stock—Registration Rights” appearing elsewhere in this prospectus for more information.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

∎	a non-resident alien individual;

∎

a corporation or other organization taxable as a corporation for U.S. federal income tax purposes that is created or organized in or under laws other than the laws of the United States, any state thereof, or the District of Columbia;

∎	an estate the income of which is not subject to U.S. federal income tax on a net income basis; or

∎

a trust the income of which is not subject to U.S. federal income tax on a net income basis and that (1) is not subject to the primary supervision of a court within the United States or over which no U.S. persons have authority to control all substantial decisions and (2) has not made an election to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, which is generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any U.S. state, local or non-U.S. tax considerations, the alternative minimum tax, the Medicare tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, or any other aspect of any U.S. federal tax other than the income tax. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

∎	insurance companies;

∎	tax-exempt or governmental organizations;

∎	financial institutions;

∎	brokers or dealers in securities;

∎	regulated investment companies;

∎	pension plans;

∎	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

∎	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

∎	persons deemed to sell our common stock under the constructive sale provisions of the Code;

∎	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

∎	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on Our Common Stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale or Other Taxable Disposition of Our Common Stock

Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

∎

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

∎

the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

∎

we are, or have been, at any time during the five-year period preceding such sale of other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements—FATCA

The Foreign Account Tax Compliance Act and guidance issued thereunder, or FATCA, imposes withholding taxes on certain types of payments made to “foreign financial institutions” and certain other foreign entities (including financial intermediaries). FATCA generally imposes withholding at a rate of 30% on payments to certain foreign entities of dividends on our common stock and certain other withholdable payments, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or the entity otherwise qualifies for an exemption. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Such withholding may apply to gross proceeds from the sale or other disposition of our common stock, although under recently proposed U.S. Treasury Regulations, no withholding would apply to such gross proceeds. The preamble to the proposed regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed regulations pending finalization. You should consult your tax advisor regarding the application of FATCA.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2020, among us and Jefferies LLC, SVB Leerink LLC and Credit Suisse Securities (USA) LLC, as the Representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
SVB Leerink LLC
Credit Suisse Securities (USA) LLC

Total	11,764,706

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority except sales to accounts over which they have discretionary authority to exceed     % of the common stock being offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. After the offering, the initial public offering price and concession to dealers may be reduced by the Representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $3.1 million.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the Representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied to list our common stock on The Nasdaq Global Market under the proposed trading symbol “FMTX”.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,764,705 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

∎

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the Representatives.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

The Representatives may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up restrictions. There are no existing agreements between the underwriters and any of our shareholders who are subject to lock-up restrictions, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Canada

Resale Restrictions

The distribution of our shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing our shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus

Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

∎	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

∎

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

∎

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and no securities may be offered or sold, or will be offered or sold, to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (SFO) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (CO), or which do not constitute an offer to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the Securities Law), and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with section 15A of the Securities Law and (ii) investors listed in the first addendum (the Addendum), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,”

each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (FIEL) and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA) (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

∎	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is or will be given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters relating to this offering will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York.

EXPERTS

The consolidated financial statements of Forma Therapeutics Holdings, Inc. as of December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-238783) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.formatherapeutics.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Forma Therapeutics Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Forma Therapeutics Holdings, Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income (loss), statements of redeemable convertible and convertible preferred stock and stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has experienced significant negative cash flows from operations, has limited financial resources, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue in 2019 due to the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

Boston, Massachusetts

April 8, 2020, except for Note 19(e), as to which the date is June 15, 2020

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Consolidated Balance Sheets

(in thousands, except share and per share data)

	DECEMBER 31,		PRO FORMA DECEMBER 31,
	2018	2019	2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$83,448	$173,180	$173,180
Marketable securities	68,851	—	—
Accounts receivable	82,583	227	227
Income tax receivable	15,056	592	592
Prepaid expenses and other current assets	5,441	3,314	3,314

Total current assets	255,379	177,313	177,313
Property and equipment, net	7,241	5,102	5,102
Other assets	621	620	620

Total assets	$263,241	$183,035	$183,035

Liabilities, Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$6,299	$3,521	$3,521
Accrued expenses and other current liabilities	20,714	20,108	20,108
Income taxes payable	3,722	—	—
Deferred revenue	202,979	1,239	1,239

Total current liabilities	233,714	24,868	24,868
Warrant liability	1,711	364	1,009
Deferred rent, noncurrent	1,757	1,426	1,426
Deferred revenue, noncurrent	8,475	—	—

Total liabilities	245,657	26,658	27,303

Commitments and contingencies (Note 8)
Series A convertible preferred stock, $0.001 par value; no shares authorized, issued or outstanding at December 31, 2018; 2,304,815 shares authorized, issued and outstanding at December 31, 2019 (liquidation preference of $4,801 at December 31, 2019); no shares issued or outstanding, pro forma at December 31, 2019 (unaudited)	—	4,656	—
Series B redeemable convertible preferred shares; 24,011,924 shares authorized, and 23,711,925 shares issued and outstanding at December 31, 2018 (liquidation preference of $56,453 at December 31, 2018); no shares authorized, issued or outstanding at December 31, 2019 or pro forma at December 31, 2019 (unaudited)	56,453	—	—
Series B-1 convertible preferred stock, $0.001 par value; no shares authorized, issued or outstanding at December 31, 2018; 14,921,676 shares authorized, issued and outstanding at December 31, 2019 (liquidation preference of $18,942 at December 31, 2019); no shares issued or outstanding, pro forma at December 31, 2019 (unaudited)	—	20,907	—
Series B-2 convertible preferred stock, $0.001 par value; no shares authorized, issued or outstanding at December 31, 2018; 8,790,249 shares authorized, issued and outstanding at December 31, 2019 (liquidation preference of $10,626 at December 31, 2019); no shares issued or outstanding, pro forma at December 31, 2019 (unaudited)	—	12,272	—

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Consolidated Balance Sheets—(Continued)

(in thousands, except share and per share data)

	DECEMBER 31,		PRO FORMA DECEMBER 31,
	2018	2019	2019
			(unaudited)
Series C1 redeemable convertible preferred shares; 6,452,619 shares authorized, and 6,357,260 shares issued and outstanding at December 31, 2018 (liquidation preference of $10,000 at December 31, 2018); no shares authorized, issued or outstanding at December 31, 2019 or pro forma at December 31, 2019 (unaudited)	10,000	—	—
Series D redeemable convertible preferred stock, $0.001 par value; no shares authorized, issued or outstanding at December 31, 2018; 53,593,440 shares authorized, issued and outstanding at December 31, 2019 (liquidation preference of $100,296 at December 31, 2019); no shares issued or outstanding, pro forma at December 31, 2019 (unaudited)	—	100,296	—
Stockholders’ (deficit) equity:
Series A convertible preferred shares; 2,444,815 shares authorized, and 2,304,815 shares issued and outstanding at December 31, 2018 (liquidation preference of $9,358 at December 31, 2018); no shares authorized, issued or outstanding at December 31, 2019 or pro forma at December 31, 2019 (unaudited)	5,550	—	—
Series C convertible preferred stock, $0.001 par value; no shares authorized, issued or outstanding at December 31, 2018; 6,452,619 shares authorized, issued and outstanding at December 31, 2019; no shares issued or outstanding, pro forma at December 31, 2019 (unaudited)	—	385	—
Common 1 shares; 45,006,679 shares authorized, and 1,953,442 shares issued and outstanding at December 31, 2018; no shares authorized, issued or outstanding at December 31, 2019; no shares authorized, issued or outstanding, pro forma at December 31, 2019 (unaudited)	229	—	—
Common stock, $0.001 par value; no shares authorized, issued or outstanding at December 31, 2018; 138,000,000 shares authorized, and 2,250,696 shares issued and outstanding at December 31, 2019; 24,723,292 shares issued and 24,541,808 shares outstanding, pro forma at December 31, 2019 (unaudited)	—	2	24
Enterprise junior stock, $0.001 par value; no shares authorized, issued or outstanding at December 31, 2018; 12,520,978 shares authorized, 2,926,851 issued, and 2,597,091 shares outstanding at December 31, 2019; no shares issued or outstanding, pro forma at December 31, 2019 (unaudited)	—	3	—
Additional paid-in capital	—	1,116	138,968
(Accumulated deficit) retained earnings	(54,648)	16,740	16,740

Total stockholders’ (deficit) equity	(48,869)	18,246	155,732

Total liabilities, redeemable convertible and convertible preferred stock and stockholders’ equity (deficit)	$263,241	$183,035	$183,035

The accompanying notes are an integral part of these consolidated financial statements.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in thousands, except share and per share data)

	YEAR ENDED DECEMBER 31,
	2018	2019
Collaboration revenue	$164,090	$100,557
Operating expenses:
Research and development	132,859	111,315
General and administrative	21,539	24,402
Restructuring charges	—	5,290

Total operating expenses	154,398	141,007

Income (loss) from operations	9,692	(40,450)
Other income:
Interest income	3,686	2,850
Other income, net	482	959

Total other income, net	4,168	3,809

Income (loss) before taxes	13,860	(36,641)

Income tax expense (benefit)	8,568	(1,848)

Net income (loss) and comprehensive income (loss)	$5,292	$(34,793)

Preferred return on Series A convertible preferred shares	(446)	(228)
Accretion of preferred return on Series B redeemable convertible preferred shares	(4,182)	(2,180)
Accretion of discount on Series C1 redeemable convertible preferred shares	(284)	—
Tax distribution to holders of Enterprise.1 Incentive Shares	—	(60)
Loss on extinguishment of Series A, Series B-1 and Series B-2 convertible preferred stock	—	(3,584)
Accretion of cumulative dividends and issuance costs on Series D redeemable convertible preferred stock	—	(555)
Distribution to holders of Series A convertible preferred shares, Series B and Series C1 redeemable convertible preferred shares in excess of accrued preferred return	—	(11,347)
Undistributed earnings allocable to participating securities	(287)	—

Net income allocable to shares of Common 1, basic	$93

Change in fair value attributable to warrants to purchase Series B and Series C1 redeemable convertible preferred shares	(484)

Net loss allocable to shares of Common 1, diluted	$(391)

Net loss allocable to shares of common stock, basic		$(52,747)

Change in fair value attributable to warrants to purchase Series B-3 convertible preferred stock		(962)

Net loss allocable to shares of common stock, diluted		$(53,709)

Net income (loss) per share of Common 1:
Basic	$0.04

Diluted	$(0.15)

Net loss per share of common stock:
Basic		$(20.70)

Diluted		$(21.08)

Weighted-average shares of Common 1 outstanding:
Basic	2,547,924

Diluted	2,606,651

Weighted-average shares of common stock outstanding, basic and diluted		2,547,927

Pro forma net loss per share of common stock, basic and diluted (unaudited)		$(3.15)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)		11,344,090

The accompanying notes are an integral part of these consolidated financial statements.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Consolidated Statements of Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands, except share data)

	SERIES B REDEEMABLE CONVERTIBLE PREFERRED SHARES		SERIES C1 REDEEMABLE CONVERTIBLE PREFERRED SHARES		SERIES A CONVERTIBLE PREFERRED STOCK		SERIES B-1 CONVERTIBLE PREFERRED STOCK		SERIES B-2 CONVERTIBLE PREFERRED STOCK		SERIES D REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES A CONVERTIBLE PREFERRED SHARES
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2017	23,711,925	$52,271	6,357,260	$9,716	—	$—	—	$—	—	$—	—	$—	2,304,815	$5,550
Accretion of preferred return on Series B redeemable convertible preferred shares	—	4,182	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of discount on Series C1 redeemable convertible preferred shares	—	—	—	284	—	—	—	—	—	—	—	—	—	—
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2018	23,711,925	$56,453	6,357,260	$10,000	—	$—	—	$—	—	$—	—	$—	2,304,815	$5,550
Cumulative effect adjustment for adoption of Topic 606	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of warrant to purchase Series C1 redeemable convertible preferred shares	—	—	95,359	535	—	—	—	—	—	—	—	—	—	—
Distribution to holders of redeemable convertible and convertible preferred shares, Common 1 shares and Enterprise.1 Incentive Shares	—	(29,065)	—	(10,150)	—	—	—	—	—	—	—	—	—	(867)
Accretion of preferred return on Series B redeemable convertible preferred shares	—	2,180	—	—	—	—	—	—	—	—	—	—	—	—
Equity-based compensation prior to Reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of Reorganization and reclassification of Series C1 redeemable convertible preferred shares	(23,711,925)	(29,568)	(6,452,619)	(385)	—	—	14,921,676	18,942	8,790,249	10,626	—	—	(2,304,815)	(4,683)
Loss on extinguishment of Series A, Series B-1 and Series B-2 convertible preferred stock	—	—	—	—	—	—	—	1,965	—	1,646	—	—	—	—
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $259	—	—	—	—	—	—	—	—	—	—	53,593,440	99,741	—	—
Reclassification of Series A convertible preferred stock to temporary equity	—	—	—	—	2,304,815	4,656	—	—	—	—	—	—	—	—

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Consolidated Statements of Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(Continued)

(in thousands, except share data)

	SERIES B REDEEMABLE CONVERTIBLE PREFERRED SHARES		SERIES C1 REDEEMABLE CONVERTIBLE PREFERRED SHARES		SERIES A CONVERTIBLE PREFERRED STOCK		SERIES B-1 CONVERTIBLE PREFERRED STOCK		SERIES B-2 CONVERTIBLE PREFERRED STOCK		SERIES D REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES A CONVERTIBLE PREFERRED SHARES
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Exercise of warrant to purchase common stock	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—
Accretion of cumulative dividends and issuance costs on Series D redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	—	—	555	—	—
Equity-based compensation subsequent to Reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—		—	—	—	—

Balance at December 31, 2019	—	$—	—	$—	2,304,815	$4,656	14,921,676	$20,907	8,790,249	$12,272	53,593,440	$100,296	—	$—
Conversion of redeemable convertible and convertible preferred stock into common stock (unaudited)	—	—	—	—	(2,304,815)	(4,656)	(14,921,676)	(20,907)	(8,790,249)	(12,272)	(53,593,440)	(100,296)	—	—
Conversion of enterprise junior stock into common stock (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of warrants to purchase convertible preferred stock into warrants to purchase common stock (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Pro forma balance at December 31, 2019 (unaudited)	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Consolidated Statements of Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands, except share data)

	SERIES A CONVERTIBLE PREFERRED STOCK		SERIES C CONVERTIBLE PREFERRED STOCK		COMMON 1		COMMON STOCK		ENTERPRISE JUNIOR STOCK		ADDITIONAL PAID-IN CAPITAL	(ACCUMULATED DEFICIT) RETAINED EARNINGS	TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2017	—	$—	—	$—	1,953,442	$229	—	$—	—	$—	$—	$(59,367)	$(53,588)
Accretion of preferred return on Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	—	—	(4,182)	(4,182)
Accretion of discount on Series C1 redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	—	—	(284)	(284)
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	3,893	3,893
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	—	5,292	5,292

Balance at December 31, 2018	—	$—	—	$—	1,953,442	$229	—	$—	—	$—	$—	$(54,648)	$(48,869)
Cumulative effect adjustment for adoption of Topic 606	—	—	—	—	—	—	—	—	—	—	—	116,157	116,157
Exercise of warrant to purchase Series C1 redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution to holders of redeemable convertible and convertible preferred shares, Common 1 shares and Enterprise.1 Incentive Shares	—	—	—	—	—	—	—	—	—	—	—	(5,275)	(6,142)
Accretion of preferred return on Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	—	—	(2,180)	(2,180)
Equity-based compensation prior to Reorganization	—	—	—	—	—	—	—	—	—	—	—	1,629	1,629
Effect of Reorganization and reclassification of Series C1 redeemable convertible preferred shares	2,304,815	4,683	6,452,619	385	(1,953,442)	(229)	1,953,455	2	2,510,249	3	235	(11)	385
Loss on extinguishment of Series A, Series B-1 and Series B-2 convertible preferred stock	—	(27)	—	—	—	—	—	—	—	—	—	(3,584)	(3,611)
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $259	—	—	—	—	—	—	—	—	—	—	—	—	—

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Consolidated Statements of Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(Continued)

(in thousands, except share data)

	SERIES A CONVERTIBLE PREFERRED STOCK		SERIES C CONVERTIBLE PREFERRED STOCK		COMMON 1		COMMON STOCK		ENTERPRISE JUNIOR STOCK		ADDITIONAL PAID-IN CAPITAL	(ACCUMULATED DEFICIT) RETAINED EARNINGS	TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Reclassification of Series A convertible preferred stock to temporary equity	(2,304,815)	$(4,656)	—	$—	—	$—	—	$—	—	$—	$—	$—	$(4,656)
Exercise of warrant to purchase common stock	—	—	—	—	—	—	297,241	—	—	—	12	—	12
Accretion of cumulative dividends and issuance costs on Series D redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	—	—	(555)	(555)
Equity-based compensation subsequent to Reorganization	—	—	—	—	—	—	—	—	86,842	—	869	—	869
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(34,793)	(34,793)

Balance at December 31, 2019	—	$—	6,452,619	$385	—	$—	2,250,696	$2	2,597,091	$3	$1,116	$16,740	$18,246
Conversion of redeemable convertible and convertible preferred stock into common stock (unaudited)	—	—	(6,452,619)	(385)	—	—	20,349,223	20	—	—	138,496	—	138,131
Conversion of enterprise junior stock into common stock (unaudited)	—	—	—	—	—	—	1,941,889	2	(2,597,091)	(3)	1	—	—
Conversion of warrants to purchase convertible preferred stock into warrants to purchase common stock (unaudited)	—	—	—	—	—	—	—	—	—	—	(645)	—	(645)

Pro forma balance at December 31, 2019 (unaudited)	—	$—	—	$—	—	$—	24,541,808	$24	—	$—	$138,968	$16,740	$155,732

The accompanying notes are an integral part of these consolidated financial statements.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Consolidated Statements of Cash Flows

(in thousands)

	YEAR ENDED DECEMBER 31,
	2018	2019
Cash flows from operating activities
Net income (loss)	$5,292	$(34,793)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,527	2,668
Equity-based compensation	3,893	2,498
Change in fair value of warrant liability	(484)	(962)
Accretion of marketable securities	(629)	(1,095)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(56,272)	82,356
Decrease (increase) in income taxes receivable	(12,360)	14,464
Decrease (increase) in prepaid expenses and other current assets	(2,272)	2,127
Decrease in other assets	298	1
Increase (decrease) in accounts payable	2,289	(2,778)
(Decrease) in accrued expenses and other current liabilities	(1,236)	(865)
Increase (decrease) in income taxes payable	3,722	(3,722)
Increase (decrease) in deferred rent, noncurrent	871	(331)
(Decrease) in deferred revenue, current and noncurrent	(75,698)	(94,058)
(Decrease) in other long-term liabilities	(3,771)	—

Net cash (used in) operating activities	(132,830)	(34,490)

Cash flows from investing activities
Purchases of held-to-maturity marketable securities	(118,335)	(106,583)
Proceeds from maturity of marketable securities	220,820	176,529
Purchases of property and equipment	(3,391)	(529)

Net cash provided by investing activities	99,094	69,417

Cash flows from financing activities
Distribution to holders of redeemable convertible and convertible preferred shares, Common 1 shares and Enterprise.1 Incentive Shares	—	(45,357)
Proceeds from issuance of Series D redeemable convertible preferred stock	—	100,000
Proceeds from exercise of warrant to purchase Series C1 redeemable convertible preferred shares	—	150
Proceeds from exercise of warrant to purchase common stock	—	12

Net cash provided by financing activities	—	54,805

Net increase (decrease) in cash, cash equivalents and restricted cash	(33,736)	89,732
Cash, cash equivalents and restricted cash, beginning of the year	117,800	84,064

Cash, cash equivalents and restricted cash, end of the year	$84,064	$173,796

Supplemental cash flow information:
Cash paid for income taxes	$20,663	$3,788
Supplemental disclosure of non-cash activities:
Accretion of preferred return, cumulative dividends and issuance costs on preferred securities	$4,466	$2,735
Purchases of property and equipment included in accounts payable and accruals	$89	$—
Deferred issuance costs on Series D redeemable convertible preferred stock in accounts payable and accruals	$—	$259
Loss on extinguishment of Series A, Series B-1 and Series B-2 convertible preferred stock	$—	$(3,584)
Issuance of enterprise junior stock in connection with Reorganization	$—	$(3)

The accompanying notes are an integral part of these consolidated financial statements.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Note 1—Organization and Nature of Business

On October 2, 2019, Forma Therapeutics Holdings, LLC, a Delaware limited liability company formed in December 2011, was reorganized into Forma Therapeutics Holdings, Inc. (the “Reorganization”). As part of the Reorganization, each issued and outstanding redeemable convertible and convertible preferred and Common 1 shares of Forma Therapeutics Holdings, LLC outstanding immediately prior to the Reorganization was exchanged for shares of capital stock of the same class and/or series of Forma Therapeutics Holdings, Inc. on a one-for-one basis, with the significant rights and preferences of the securities held before and after the Reorganization being substantially the same. Previously outstanding vested and unvested enterprise incentive shares were exchanged for an equal number of vested and unvested shares of enterprise junior stock, respectively. The unvested enterprise junior stock was issued with the same vesting terms as the unvested enterprise incentive shares held immediately prior to the Reorganization. Outstanding warrants were exchanged on a one-for-one basis with the same exercise price and substantially the same terms of the outstanding warrants held immediately before the Reorganization. Refer to Note 11 for further details regarding the Reorganization.

Upon consummation of the Reorganization, the historical consolidated financial statements of Forma Therapeutics Holdings, LLC became the historical consolidated financial statements of Forma Therapeutics Holdings, Inc., the entity whose shares are being offered in this offering. For purposes of these consolidated financial statements, “the Company” refers to Forma Therapeutics Holdings, LLC prior to the Reorganization and Forma Therapeutics Holdings, Inc. after the Reorganization.

Liquidity and Going Concern

The Company is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics to transform the lives of patients with rare hematologic diseases and cancers. The Company is building a pipeline of therapeutics with a focus on these areas and has devoted substantially all of its resources to the research and development of its drug development efforts, comprised of research and development, manufacturing, conducting clinical trials, protecting its intellectual property and general and administrative functions relating to these operations. The future success of the Company is dependent on its ability to develop its product candidates and ultimately upon its ability to attain sustained profitable operations through commercialization of products.

The Company is subject to risks common to companies in the biotechnology industry, including but not limited to, the need for additional capital, risks of failure of preclinical studies and clinical trials, the need to obtain marketing approval and reimbursement for any drug product candidate that it may identify and develop, the need to successfully commercialize and gain market acceptance of its product candidates, dependence on key personnel, protection of proprietary technology, compliance with government regulations, development of technological innovations by competitors, reliance on third-party manufacturers and the ability to transition from pilot-scale production to large-scale manufacturing of products.

As of December 31, 2019, the Company had $173.2 million of cash and cash equivalents. To date, the Company has primarily financed its operations through license and collaboration agreements and the sale of preferred shares and preferred stock to outside investors. The Company has experienced significant negative cash flows from operations during fiscal 2018 and 2019. The Company does not expect to experience any significant cash flows from its existing collaboration agreements and does not expect to have any product revenue in the near term. The Company expects to incur substantial operating losses and negative cash flows from operations for the foreseeable future. As a result, there is a significant degree of uncertainty as to how long its existing cash and cash equivalents will be sufficient to fund its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date its 2019 consolidated financial statements are issued.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock to provide additional funding for its operations. In the event an IPO is not consummated, the Company may be required to obtain

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

additional funding whether through future collaboration agreements, private or public offerings, debt or a combination thereof and such additional funding may not be available on terms the Company finds acceptable or favorable. There is inherent uncertainty associated with these fundraising activities and they are not considered probable. If the Company is unable to obtain sufficient capital to continue to advance its programs, the Company would be forced to delay, reduce or eliminate its research and development programs and any future commercialization efforts. Accordingly, substantial doubt is deemed to exist about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements prior to the Reorganization include the accounts of Forma Therapeutics Holdings, LLC and its wholly owned subsidiaries. The consolidated financial statements subsequent to the Reorganization include the accounts of Forma Therapeutics Holdings, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standard Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Effective January 1, 2019, the Company adopted the provisions of ASU No. 2014-09, Revenue from Contracts with Customers, and subsequent updates and amendments (“Topic 606”), applying the modified retrospective transition approach as discussed in Recently Adopted Accounting Pronouncements below. Results for the year ended December 31, 2019, and the related disclosures, reflect the application of this ASU.

Unaudited Pro Forma Financial Information

Upon closing of a qualified public offering (as defined in the Company’s Amended and Restated Certificate of Incorporation, the “Amended Certificate of Incorporation”): (i) all of the Company’s outstanding shares of redeemable convertible and convertible preferred stock will automatically convert into shares of common stock; (ii) all outstanding warrants to purchase shares of convertible preferred stock will automatically convert into warrants to purchase shares of common stock; and (iii) all outstanding shares of vested and unvested enterprise junior stock will automatically convert into shares of common stock and restricted common stock, respectively. The accompanying consolidated balance sheets and consolidated statements of redeemable convertible and convertible preferred stock and stockholders’ equity (deficit) as of December 31, 2019 have been prepared as if the proposed public offering had occurred on December 31, 2019 to give effect to: (i) the automatic conversion of all outstanding shares of redeemable convertible and convertible preferred stock into shares of common stock; (ii) the automatic conversion of all outstanding shares of vested and unvested enterprise junior stock into shares of common stock and restricted common stock, respectively; and (iii) the automatic conversion of the outstanding warrants to purchase shares of convertible preferred stock into warrants to purchase shares of common stock.

The unaudited pro forma basic and diluted net loss per share in the accompanying consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2019 have been computed to give effect to: (i) the automatic conversion of all outstanding shares of redeemable convertible and convertible preferred stock into shares of common stock; (ii) the automatic conversion of all outstanding shares of vested and unvested

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

enterprise junior stock into shares of common stock and restricted stock, respectively, with the same vesting terms; and (iii) the automatic conversion of the warrants to purchase convertible preferred stock into warrants to purchase shares of common stock. The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2019 was computed using the weighted-average number of shares of common stock outstanding during the year, including the pro forma effect of the conversion of all outstanding shares of redeemable convertible and convertible preferred stock and enterprise junior stock into shares of common stock, as if the Company’s proposed public offering had occurred on the later of January 1, 2019 or the date the equity instrument was issued or vested, as applicable. The unaudited pro forma net loss per share does not include the shares expected to be sold or related proceeds to be received in the proposed public offering (see Note 15).

For purposes of determining the conversion ratio for the enterprise junior stock and the fair value of the warrant liability of the warrants to purchase common stock, as converted from warrants to purchase Series B-3 convertible preferred stock upon an IPO in the unaudited pro forma information, the Company utilized the fair value per share of common stock based on an initial public offering price equal to the midpoint of the estimated price range.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuation of Common 1 shares, common stock, enterprise incentive shares, enterprise junior stock, warrant liability, accrued expenses, income taxes, standalone selling price, estimated variable consideration and proportional performance in calculating revenue recognition. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from the Company’s estimates.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision-maker, the Company’s chief executive officer, view the Company’s operations and manages its business as a single operating segment.

Cash, Cash Equivalents and Restricted Cash

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less at acquisition date to be cash equivalents.

Amounts in restricted cash consist of a security deposit and a letter of credit, both of which secure the Company’s respective office spaces. Restricted cash is included in other assets on the consolidated balance sheets. The following table reconciles cash, cash equivalents and restricted cash per the consolidated balance sheets to the consolidated statements of cash flows (in thousands):

	DECEMBER 31,
	2018	2019
Cash and cash equivalents	$83,448	$173,180
Restricted cash	616	616

Total cash, cash equivalents and restricted cash as shown in the consolidated statements of cash flows	$84,064	$173,796

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Marketable Securities

Marketable securities generally consist of U.S. Treasury securities, debt securities of U.S. government agencies and corporate entities and commercial paper. The objectives for holding short-term investments are to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to an interest-bearing bank account with limited risk to the principal invested. All short-term investments, which are held for one year or less, are classified as held-to-maturity marketable securities as the Company does not have intent to sell these securities and it is more likely than not the Company will not be required to sell such investments before recovery of their amortized cost basis. Held-to-maturity securities are stated at their amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income (expense) in the consolidated statements of operations and comprehensive income (loss).

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk include cash equivalents, marketable securities and accounts receivable. Substantially all of the Company’s cash deposits are maintained at large, creditworthy financial institutions.

Concentration of credit risk with respect to receivables is limited to certain customers to which the Company makes substantial sales. Customers are granted credit on an unsecured basis. To mitigate risk, the Company routinely assesses the financial strength of its customers which are primarily large pharmaceutical companies. The Company’s policy is to maintain allowances for estimated losses associated with the inability of its customers to make required payments. The Company provides an allowance for doubtful accounts based on known accounts receivable balances that are determined to be uncollectible, historical experience and other currently available evidence. The Company’s senior management reviews accounts receivables on a periodic basis to determine if any receivables may be potentially uncollectable. An amount is written off against the allowance after all attempts have failed to collect the receivable. Based on management’s review, no allowances for doubtful accounts were recorded for the years ended December 31, 2018 and 2019.

For each year ended December 31, 2018 and 2019, one customer accounted for 97% and 96%, respectfully, of total revenue. As of both December 31, 2018, and 2019, the same customer represented 100% of the accounts receivable balance.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Repairs and maintenance costs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are eliminated from the consolidated balance sheets and any related gain or loss is reflected in the consolidated statements of operations and comprehensive income (loss). Depreciation is computed using the straight-line method over the following useful lives:

ESTIMATED USEFUL LIFE
Computer and office equipment	3 years
Software	3-5 years
Lab equipment	3-5 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of estimated useful life or lease term

Assets Held-for-Sale

The Company classifies assets as held-for-sale when all of the following are met: (i) management has committed to a plan to sell the assets; (ii) the assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer has been initiated; (iv) it is probable that a sale will occur within one year; (v) the assets

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

are being actively marketed for sale at a price that is reasonable in relation to their current fair value; and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. If all held-for-sale criteria are met, the assets are reclassified and presented separately in the consolidated balance sheets as assets held-for-sale at the lower of the carrying value or the fair value, less cost to sell, and no longer depreciated or amortized.

Classification of Preferred Shares and Preferred Stock

The Company records all preferred shares and preferred stock upon issuance at its respective fair value or original issuance price less direct and incremental issuance costs, as stipulated by its terms. The Company classifies its preferred shares and preferred stock outside of stockholders’ equity (deficit), if the redemption of such shares is at the option of the holder or any deemed redemption event is outside the Company’s control. The Company adjusts the carrying values of its preferred shares and preferred stock to its redemption value when the redemption value exceeds the carrying value and when the preferred shares and preferred stock are currently redeemable or probable of becoming redeemable.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, the first two are considered observable and the last is considered unobservable:

∎	Level 1: Quoted prices in active markets for identical assets or liabilities.

∎

Level 2: Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

∎

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s warrants to purchase shares of redeemable convertible and convertible preferred securities, money market funds, and repurchase agreements are carried at fair value, determined according to the fair value hierarchy described above. The Company has no other financial assets or liabilities that are measured at fair value on a recurring basis.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Research and Development

Research and development costs are charged to operations in the period incurred and include internal and external costs incurred in performing research and development activities in connection with the discovery and development of product candidates. Such expenses primarily consist of personnel costs, including compensation, benefits and other related expenses, equity-based compensation, clinical supplies, research and development facilities and related expenses, and third-party contract costs relating to research, process and formulation development, preclinical and clinical studies and regulatory operations.

Patent Costs

Costs to secure, defend and maintain patents are expensed as incurred, and are classified as general and administrative expenses due to the uncertainty of future benefits.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with the equity holders. There was no difference between net income (loss) and comprehensive income (loss) presented in the accompanying consolidated financial statements for the years ended December 31, 2018 and 2019.

Income Taxes

Prior to the Reorganization, Forma Therapeutics Holdings, LLC, a limited liability company, was treated as a “pass-through” entity for federal income tax purposes. As such, it did not pay federal income taxes. Rather, the income, gains and losses were allocated to the holders of the Company’s redeemable convertible and convertible preferred shares and Common 1 shares. Its subsidiaries were corporations for income tax purposes and recorded income taxes using the asset and liability method.

Subsequent to the Reorganization, Forma Therapeutics Holdings, Inc. and the Company’s subsidiaries are corporations for income tax purposes and record income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company’s financial statements contain certain deferred tax assets, which have arisen primarily as a result of operating losses, as well as other temporary differences between financial and tax accounting. Accounting guidance requires the Company to establish a valuation allowance if the likelihood of realization of the deferred tax assets is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining the Company’s provision for income taxes, the Company’s deferred tax assets and liabilities and any valuation allowance recorded against those net deferred tax assets. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion of all of the net deferred income tax assets will not be realized.

The guidance on accounting for and disclosure of uncertainty in tax positions requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority.

Warrant Liability

The Company accounts for its warrants as either equity or liabilities based on the characteristics and provisions of each instrument. When the warrant agreement includes terms and provisions in which an event could occur that requires the Company to transfer cash or other assets to the warrant holder in exchange for either (i) the outstanding warrant or (ii) the underlying share issuable upon exercise of the warrant and that event is outside of the Company’s control, the warrant is accounted for as a liability. Warrants classified as liabilities are recorded at fair value on the

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

date of grant and are subsequently remeasured to fair value at each balance sheet date. Changes in the fair value of the warrant are recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive income (loss). The Company estimates the fair value of these liabilities using Black-Scholes option-pricing models and assumptions that are based on the individual characteristics of the warrants on the valuation date, as well as assumptions including the fair value per share of the underlying security, the remaining contractual term of the warrant, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying security.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction to additional paid-in capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive income (loss). No deferred offering costs were incurred by the Company as of December 31, 2018 or 2019.

Revenue Recognition

Subsequent to the Adoption of Topic 606

Effective January 1, 2019, the Company adopted Topic 606 using the modified retrospective transition method. The provisions of Topic 606 apply to all contracts with customers, except those that are within the scope of other standards, such as leases, insurance, collaboration agreements and financial instruments. In accordance with this method, the Company recorded a cumulative effect adjustment in applying Topic 606 to all contracts not substantially complete as of the adoption date. Refer to Recently Adopted Accounting Pronouncements below for the impact of adoption.

The Company enters into collaboration agreements within the scope of Topic 606. Under these collaboration agreements, the Company provides research and development services, license rights and options for additional goods and services to customers. The agreements typically include a combination of upfront, non-refundable fees, reimbursement of research and development costs, milestone payments based on specified clinical, regulatory and commercial milestones, and royalties on net sales of licensed products.

Topic 606 requires entities to recognize revenue when (or as) control of the promised goods or services transfer to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those promised goods or services. In order to meet this objective, the Company applies the five-step model prescribed by Topic 606 as follows: (i) identify the contract with the customer; (ii) identify the performance obligation(s); (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s); and (v) recognize revenue when (or as) the performance obligation(s) is satisfied. The Company applies the five-step model to contracts with customers when it is deemed probable that the consideration to which it will be entitled in exchange for the goods or services transferred will be collected.

When optional goods or services are offered, the Company assesses the options to determine whether the options grant the customer a material right. This determination includes whether the option is priced at an amount that the customer would not have received without entering into the contract with the Company. If the Company concludes the option conveys a material right, it is accounted for as a separate performance obligation. In identifying performance obligations in a contract, the Company identifies those promises that are distinct. Promised goods or services are considered distinct when the customer can benefit from the goods or services on their own, or together with readily available resources, and the goods or services are separately identifiable from other promises in the contract. If a promise is not distinct, it is combined with other promises in the contract until the combined group of promises is capable of being distinct.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

At contract inception, the Company determines transaction price based on the amount of consideration the Company expects to receive in exchange for the promised goods and services transferred. Consideration may be fixed or variable, or both. When a contract includes variable consideration, the Company applies either the expected amount method or the most likely amount method to estimate the consideration to be received. The Company then assesses whether it is probable that a significant reversal of revenue will not occur if the variable consideration is included in the measure of transaction price. If the probability threshold is not met, the Company constrains the variable consideration to the extent it is not probable that a significant reversal of revenue will not occur. For contracts that include sales-based royalties for licensed compounds, the Company recognizes revenue at the date when the related sales occur. Finally, the Company determines whether the contract contains a significant financing component by analyzing the promised consideration relative to the standalone selling price of the promised goods and services and the timing of payment relative to the transfer of the promised goods and services. At each reporting date, the Company reassesses the transaction price and probability of achievement of the performance obligations and the associated constraints on transaction price. If necessary, the Company adjusts its transaction price, recording a cumulative catch-up adjustment based on progress for the amount that was previously constrained.

Transaction price is allocated based on relative standalone selling price of the performance obligations in the contract. When variable consideration relates to one or more, but not all, performance obligations in the contract, and allocating the variable consideration to the related performance obligations results in an amount the Company would expect to receive for those performance obligations, the variable consideration is allocated to those performance obligations to which it relates. Determining the standalone selling price of the performance obligations requires management judgment as the performance obligations may not be sold on a standalone basis. To estimate standalone selling price, the Company considers comparable transactions, both internal and in the marketplace, elements of the negotiations of the contract, estimated costs to complete the respective performance obligations and reasonable profit margins the Company and others in the marketplace would expect to receive for the various elements of the contract.

Revenue is recognized when (or as) control of a performance obligation is transferred to the customer. When combined performance obligations contain a promised license and related services or other promises, management judgment is required to determine the appropriate timing of revenue recognition. In doing so, the Company must identify the predominant promise or promises in the contract to determine whether revenue is recognized at a point in time or over time. If over time, the Company must determine the appropriate measure of progress. If a license is deemed to be the predominant promise in a performance obligation, the Company must determine the nature of the license, whether functional or symbolic intellectual property, to conclude whether point-in-time or over-time revenue recognition is most appropriate. The determination of functional or symbolic intellectual property requires an assessment of whether the customer is able to exploit and benefit from the license in its current condition or if the utility of the license is dependent on or influenced by the ongoing activities of or being associated with the Company.

At each reporting date, the Company calculates the measure of progress for the performance obligations transferred over time. The calculation generally uses an input measure based on costs incurred to-date relative to estimated total costs to complete the transfer of the performance obligation. The measurement of progress is then used to calculate the total revenue earned, including any cumulative catch-up adjustment.

Payments in the Company’s contracts are generally based on stated billing intervals in the contracts. Payments are generally due within 30 days of invoicing, with stated interest rates on overdue balances. Amounts are recorded in accounts receivable when the right to consideration is unconditional. Payments received in advance of transfer of the associated performance obligations are reflected in deferred revenue until the Company transfers control of the performance obligations to the customer.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Prior to the Adoption of Topic 606

Prior to the adoption of Topic 606, the Company recognized revenue from collaboration arrangements in accordance with ASC 605, Revenue recognition (“ASC 605”). Accordingly, revenue is recognized when all of the following criteria are met:

(i)	persuasive evidence of an arrangement exists;

(ii)	delivery has occurred, or services have been rendered;

(iii)	the seller’s price to the buyer is fixed or determinable; and

(iv)	collectability is reasonably assured.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the consolidated balance sheets. Amounts expected to be recognized as revenue within the twelve months following the balance sheet date are classified as current liabilities. Amounts not expected to be recognized as revenue within the twelve months following the balance sheet date are classified as deferred revenue, noncurrent.

Multiple element arrangements

The Company analyzes its strategic partnerships that include multiple element arrangements based on the guidance in ASC 605-25, Revenue Recognition—Multiple Element Arrangements (“ASC 605-25”). Pursuant to the guidance in ASC 605-25, the Company evaluates multiple element arrangements to determine (i) the deliverables included in the arrangement and (ii) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of accounting. This evaluation requires subjective determinations and requires management to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting provided that: (i) the delivered item(s) has value to the customer on a stand-alone basis and (ii) if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the Company’s control. In assessing whether an item has stand-alone value, the Company considers factors such as the research, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can use the deliverable(s) for their intended purpose without the receipt of the remaining element(s), whether the value of the deliverable is dependent on the undelivered item(s) and whether there are other vendors that can provide the undelivered element(s).

Options are considered substantive if, at the inception of the arrangement, the Company is at risk as to whether the collaboration partner will choose to exercise the option. Factors that the Company considers in evaluating whether an option is substantive include the cost to exercise the option, the overall objective of the arrangement, the benefit the collaborator might obtain from the arrangement without exercising the option and the likelihood the option will be exercised. When an option is considered substantive, the Company does not consider the option or item underlying the option to be a deliverable at the inception of the arrangement and the associated option fees are not included in the allocable consideration, assuming the option is not priced at a significant and incremental discount. Conversely, when an option is not considered substantive, the Company would consider the option including other deliverables contingent upon the exercise of the option, to be a deliverable at the inception of the arrangement and a corresponding amount would be included in the allocable arrangement consideration. Notwithstanding whether the option is considered substantive or non-substantive, if the price of the option includes a significant incremental discount, the discount would be included as a deliverable at the inception of the arrangement.

Allocation of arrangement consideration

Arrangement consideration that is fixed or determinable is allocated among the separate units of accounting using the relative selling price method. Then, the applicable revenue recognition criteria in ASC 605-25 are applied to each of the separate units of accounting in determining the appropriate period and pattern of recognition. The Company determines the selling price of a unit of accounting following the hierarchy of evidence prescribed by ASC

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

605-25. Accordingly, the Company determines the estimated selling price for units of accounting within each arrangement using vendor-specific objective evidence (“VSOE”), of selling price, if available, third-party evidence (“TPE”), of selling price if VSOE is not available, or best estimate of selling price (“BESP”), if neither VSOE nor TPE is available. The Company typically uses BESP to estimate the selling price, since it generally does not have VSOE or TPE of selling price for its units of accounting. Determining the BESP for a unit of accounting requires significant judgment. In developing the BESP for a unit of accounting, the Company considers applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. The Company validates the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting.

Pattern of recognition

The Company recognizes arrangement consideration allocated to each unit of accounting when all of the revenue recognition criteria in ASC 605 are satisfied for that particular unit of accounting. Deliverables under collaboration agreements generally consist of licenses and research and development services. License revenue is recognized when the license is delivered, when it is determined to have stand-alone value from the undelivered elements of the arrangement. If the license does not have stand-alone value, the amounts allocated to the license will be combined with the related undelivered items as a single unit of accounting. The revenue recognition of a combined unit of accounting typically follows the pattern of revenue of the last delivered item in the combined unit of accounting.

The Company recognizes the amounts associated with research and development services and other service-related deliverables over the associated period of performance. If there is no discernable pattern of performance or objectively measurable performance measures do not exist, then the Company recognizes revenue under the arrangement on a straight-line basis over the period the Company is expected to complete its performance obligations. Conversely, if the pattern of performance in which the service is provided to the customer can be determined and objectively measurable performance exists, then the Company recognizes revenue under the arrangement using the proportional performance method.

The Company recognizes revenue associated with license options upon exercise of the option, if the underlying license has standalone value from the other deliverables to be provided subsequent to delivery of the license. If the license does not have standalone value, the amounts allocated to the license option will be combined with the related undelivered items as a single unit of accounting.

Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative revenue earned determined using the straight-line method or proportional performance, as applicable, as of the balance sheet date.

Recognition of milestones and royalties

At the inception of each arrangement that includes milestone payments, the Company evaluates whether each milestone is substantive and at-risk. This evaluation includes an assessment of whether (i) the consideration is commensurate with either (1) the entity’s performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting at least in part from the entity’s performance to achieve the milestone; (ii) the consideration relates solely to past performance; and (iii) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company evaluates factors such as the scientific, regulatory, commercial, and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required to achieve the respective milestone, and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment. On the milestone achievement date, assuming all other revenue recognition criteria are met, and the milestone is deemed substantive and at-risk, the Company recognizes the payment as collaboration revenue. For milestones that are not deemed substantive and at-risk, where payment is reasonably assured, the Company recognizes the milestone payment over the remaining service period.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

The Company will recognize royalty revenue, if any, in the period of sale of the related product(s), based on the underlying contract terms, provided that the reported sales are reliably measurable, and the Company has no remaining performance obligations, assuming all other revenue recognition criteria are met. To date, the Company has not earned any royalty revenue.

Reimbursable out-of-pocket expenses are reflected in the consolidated statements of operations and comprehensive income (loss) as revenue when the Company is deemed to be the primary obligor for these expenses.

Net Income (Loss) per Share

The Company follows the two-class method when computing net income (loss) allocable to common securities per share as the Company has issued shares that meet the definition of participating securities, which include: (i) Series A convertible preferred shares; (ii) Series B and Series C1 redeemable convertible preferred shares; (iii) enterprise incentive shares; (iv) Series A, Series B-1 and Series B-2 convertible preferred stock prior to the issuance of the Series D redeemable convertible preferred stock (see Note 12); (v) Series C convertible preferred stock; and (vi) enterprise junior stock. The two-class method requires a portion of net income to be allocated to the participating securities to determine net income (loss) allocable to the common securities. During periods of loss, there is no allocation required under the two-class method since the participating securities do not have a contractual obligation to fund the losses of the Company.

Net income (loss) allocable to common securities stock is equal to the net income (loss) less: (i) cumulative dividends and preferred returns on preferred securities accrued during the period, whether or not declared; (ii) noncumulative dividends declared on classes of securities other than common securities, whether or not paid; (iii) increases or decreases in carrying value of preferred securities, including accretion on preferred securities to its redemption value, gains or losses resulting from extinguishments on preferred securities and distributions on preferred securities in excess of accrued cumulative dividends or preferred returns; and (iv) participation rights in undistributed earnings.

Basic net income (loss) per share is calculated by dividing net income (loss) allocable to common securities by the weighted-average number of shares of common securities outstanding for the period, which includes the warrants to purchase common securities at $0.04 per share to the extent they are outstanding. Diluted net loss per share is calculated by dividing the diluted net loss allocable to common securities by the weighted-average number of common securities outstanding used to calculate basic net income (loss) per share, plus the effect of potential common securities to the extent they are dilutive.

Equity-Based Compensation

The Company accounts for equity awards, including grants of enterprise incentive shares, enterprise junior stock and stock options, in accordance with ASC 718, Compensation – Stock Compensation (“Topic 718”). Topic 718 requires all equity-based payments to employees, which includes grants of employee equity awards, to be recognized in the consolidated statements of operations and comprehensive income (loss) based on their grant date fair values. Prior to January 1, 2019, equity awards issued to non-employees were accounted for in accordance with ASC 505-50, Equity-Based Payment to Non-Employees (“ASC 505-50”). Under ASC 505-50, equity awards issued to non-employees are initially recorded at their grant date fair values and are periodically revalued as the equity instruments vest, with the related expense recorded in the consolidated statements of operations and comprehensive income (loss). Effective January 1, 2019, the Company adopted ASU No. 2018-07, Compensation – Stock Compensation (Topic 718) – Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). Under ASU 2018-07, the Company no longer accounts for equity awards issued to non-employees under ASC 505-50. Instead, the Company recognizes equity-based compensation expense for any non-employee awards consistent with equity awards issued to employees. As it relates to both employee and non-employee equity awards, the Company has elected to account for forfeitures as they occur.

The Company used a hybrid of the probability-weighted expected returns method (“PWERM”), and the option pricing method (“OPM”) when allocating enterprise value to classes of securities.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Under the PWERM, the value of an enterprise, and its underlying common securities, are estimated based on an analysis of future values for the enterprise, assuming various outcomes. The value of the common securities is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes and the rights of each class of equity. The future values of the common securities under the various outcomes are discounted back to the valuation date at an appropriate risk-adjusted discount rate and then probability weighted to determine the value for the common securities.

The OPM treats common securities and preferred securities as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred securities. Under this method, the common securities have value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event. The Black-Scholes model is used to price the call option, and the model includes assumptions for the time to liquidity and the volatility of equity value.

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios. When using the hybrid method, the Company assumed two scenarios: an IPO scenario and a remain-private scenario. The IPO scenario estimated an equity value based on the guideline public company method under a market approach. The guideline public companies considered for this scenario consist of biopharmaceutical companies with recently completed initial public offerings. The Company converted the estimated future value in an IPO to present value using a risk-adjusted discount rate. The equity value for the remain-private scenario was estimated using the discounted cash flow method or by back-solving to the price of a recently issued preferred security. In the remain-private scenario, value is allocated to the Company’s equity securities using the OPM. In the OPM, volatility is estimated based on the trading histories of selected guideline public companies. The relative probability of each scenario was determined based on an assessment of then-current market conditions and the Company’s expectations as to timing and prospects of an IPO.

There are significant judgments and estimates inherent in the determination of the fair value of the common securities. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold shares of preferred securities, the superior rights and preferences of securities senior to the common securities at the time of, and the likelihood of, achieving a liquidity event, such as an IPO or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of common securities at each valuation date.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model, which uses as inputs the estimated fair value of common securities, and certain management estimates, including the expected stock price volatility, the expected term of the award, the risk-free rate, and expected dividends. Expected volatility is calculated based on reported volatility data for a representative group of publicly traded companies for which historical information is available. The Company selects companies with comparable characteristics with historical share price information that approximates the expected term of the equity-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of the stock options. The Company will continue to apply this method until a sufficient amount of historical information regarding the volatility of its stock price becomes available. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. The Company uses the simplified method, under which the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term. The Company utilizes this method due to lack of historical exercise data. The expected dividend yield is assumed to be zero as the Company has no current plans to pay any dividends on common stock.

The Company estimates the fair value of enterprise incentive shares and enterprise junior stock using the OPM. The OPM treats these awards as call options on the equity value of the entity, with exercise prices based on the

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

thresholds at which the allocation amount to the various holders of the entity’s equity securities change. Under this approach, the enterprise incentive shares and enterprise junior stock have value only when funds available for distribution to equity holders exceeds the value of the respective thresholds over which the related class of equity participates at the time of the liquidity event. Enterprise incentive shares and enterprise junior stock are considered to be call options on the enterprise value remaining immediately after the immediately preceding threshold has been paid. The OPM uses the Black-Scholes option pricing model to price the call options with the fair values as a function of the current fair value of the entity and certain assumptions such as the timing of a potential liquidity event and volatility of the underlying security.

For awards with service-based vesting conditions, the Company recognizes equity-based compensation expense on a straight-line basis over the vesting period. For awards subject to performance conditions, the Company recognizes equity-based compensation expense using an accelerated recognition method over the remaining service period when the Company determines the achievement of the performance condition is probable. The Company classifies equity-based compensation expense in its consolidated statements of operations and comprehensive income (loss) consistent with the classification of the award recipient’s compensation expense.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Topic 606, which supersedes all existing revenue recognition guidance, with limited exceptions. Together with subsequent amendments, Topic 606 requires entities to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration to which it expects to receive in exchange for those goods or services. In doing so, entities apply the five-step model to determine the nature, timing and extent of revenue to be recognized. As of January 1, 2019, the Company adopted Topic 606 using the modified retrospective approach for all contracts not substantially complete as of the adoption date. The Company elected no transition practical expedients. The impact of adoption, which was primarily the result of differences in the determination of performance obligations and the resulting effect on the allocation of transaction price as well as changes to measuring progress, inclusive of the application of the modification guidance, is summarized as follows (in thousands):

CONSOLIDATED BALANCE SHEETS	DECEMBER 31, 2018	IMPACT OF ADOPTION	JANUARY 1, 2019
Deferred revenue	$202,979	$(108,948)	$94,031
Deferred revenue, noncurrent	$8,475	$(7,209)	$1,266
(Accumulated deficit) retained earnings	$(54,648)	$116,157	$61,509

In November 2019, the FASB issued ASU No. 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606)—Codification Improvements—Share-Based Consideration Payable to a Customer (“ASU 2019-08”), which requires that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with Topic 718. The Company early adopted ASU 2019-08 in conjunction with the adoption of Topic 606 and ASU 2018-07 as of January 1, 2019. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808)—Clarifying the Interaction between Topic 808 and Topic 606 (“ASU 2018-18”) which clarifies certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of accounting and precludes recognizing as revenue consideration received from a collaborative arrangement participant if the participant is not a customer. The Company early

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

adopted ASU 2018-18 in conjunction with the adoption of Topic 606 as of January 1, 2019. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

In June 2018, the FASB issued ASU 2018-07 which expands the scope of Topic 718, to include share-based payments issued to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned as ASU 2018-17 supersedes ASC 505-50. The Company early adopted ASU 2018-07 as of January 1, 2019. The Company had no non-employees awards outstanding as of December 31, 2018, and as such, implementation of this standard had no impact on the Company’s consolidated financial statements and disclosures.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting (“ASU 2017-09”). The provisions of ASU 2017-09 provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless: (i) the fair value of the modified award is the same as the fair value of the original award, (ii) the vesting conditions of the modified award are the same as the vesting conditions of the original award, and (iii) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award was modified. The Company adopted ASU 2017-09 as of January 1, 2018. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805)—Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business and provides guidance in determining when an integrated set of assets and activities is not a business. The guidance provides that when substantially all of the fair value of the gross assets acquired, or disposed of, is concentrated in a single identifiable asset or a group of similar identifiable assets, the purchase is not of a business. The Company early adopted ASU 2017-01 as of January 1, 2018. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and restricted cash or restricted cash equivalents. Therefore, amounts described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company early adopted ASU 2016-18 as of January 1, 2018. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities, which has been subsequently amended by ASU No. 2018-03, ASU No. 2019-04, ASU No. 2020-01 and ASU No. 2020-03 (“ASU 2016-01”). The provisions of ASU 2016-01 make targeted improvements to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information, including certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The Company early adopted ASU 2016-01 as of January 1, 2018. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes (“ASU 2019-12”), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

taxes. ASU 2019-12 is effective for the Company on January 1, 2022, with early adoption permitted. The Company is currently evaluating the potential impact that this standard may have on its consolidated financial statements and disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements with respect to Level 3 rollforwards, timing of liquidation of investments in certain entities that calculate net asset value, and measurement uncertainty. ASU 2018-13 is effective for the Company on January 1, 2020. The Company is currently evaluating the potential impact that this standard may have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments, which has been subsequently amended by ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11 and ASU No. 2020-03 (“ASU 2016-13”). The provisions of ASU 2016-13 modify the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology and require a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for the Company on January 1, 2023, with early adoption permitted. The Company is currently evaluating the potential impact that this standard may have on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting (“Topic 842”). The FASB has issued several updates to the standard which: (i) clarify how to apply certain aspects of the new standard; (ii) provide an additional transition method for adoption of the new standard; (iii) provide a practical expedient for certain lessor accounting; and (iv) amend certain narrow aspects of the guidance. Topic 842 requires the identification of arrangements that should be accounted for as leases by lessees. In general, for lease arrangements exceeding a twelve-month term, these arrangements must be recognized as assets and liabilities on the balance sheet of the lessee. Under Topic 842, a right-of-use asset and lease obligation will be recorded for all leases, whether operating or financing, while the income statement will reflect lease expense for operating leases and amortization/interest expense for financing leases. The balance sheet amount recorded for existing leases at the date of adoption of Topic 842 is calculated using the applicable incremental borrowing rate at the date of adoption. Topic 842 is effective for the Company on January 1, 2021, with early adoption permitted. The Company is currently evaluating the potential impact that this standard may have on its consolidated financial statements and related disclosures.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Note 3—Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	FAIR VALUE MEASUREMENTS AT THE REPORTING DATE USING
	DECEMBER 31, 2018	QUOTED PRICES IN ACTIVE MARKETS USING IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Assets—Cash equivalents
Repurchase agreement	$16,500	$—	$16,500	$—
Money market funds	26,361	26,361	—	—

Total	$42,861	$26,361	$16,500	$—

Liabilities
Warrant liability	$1,711	$—	$—	$1,711

Total	$1,711	$—	$—	$1,711

	FAIR VALUE MEASUREMENTS AT THE REPORTING DATE USING
	DECEMBER 31, 2019	QUOTED PRICES IN ACTIVE MARKETS USING IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Assets—Cash equivalents
Money market funds	56,930	56,930	—	—

Total	$56,930	$56,930	$—	$—

Liabilities
Warrant liability	$364	$—	$—	$364

Total	$364	$—	$—	$364

During the years ended December 31, 2018 and 2019 there were no transfers between Level 1, Level 2 and Level 3.

The warrant liability balance is comprised of warrants to purchase: (i) Series B and Series C1 redeemable convertible preferred shares; and (ii) Series B-3 convertible preferred stock as of December 31, 2018 and 2019, respectively. The value for the warrant liability balance is based on significant inputs not observable in the market which represents a Level 3 measurement within the fair value hierarchy.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

The following table provides a summary of changes in fair value of the Level 3 warrant liability (in thousands):

WARRANT LIABILITY
Balance at December 31, 2017	$2,195
Change in fair value	(484)

Balance at December 31, 2018	$1,711

Exercise of warrant to purchase Series C1 redeemable convertible shares	(385)
Change in fair value	(962)

Balance at December 31, 2019	$364

Note 4—Marketable Securities

The following table presents the carrying amounts and estimated fair values of financial instruments not measured at fair value in the consolidated balance sheets as they are considered held-to-maturity securities. The fair value of marketable securities is determined using observable inputs, such as quoted prices in active markets for similar assets or quoted prices in markets that are not active for identical or similar assets and would be classified as Level 2.

The Company’s investments by type consisted of the following (in thousands):

	DECEMBER 31, 2018
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Assets
U.S. Government securities	$68,851	$—	$(17)	$68,834

Total	$68,851	$—	$(17)	$68,834

As marketable securities are considered held-to-maturity, the unrealized losses are not recorded within the consolidated financial statements. During the year ended 2019, all of the Company’s outstanding marketable securities matured and as such, the marketable securities balance as of December 31, 2019 was zero.

Note 5—Prepaid Expenses and Other Current Assets

Prepaid and other current assets consisted of the following (in thousands):

	DECEMBER 31,
	2018	2019
Prepaid expenses	$5,145	$3,258
Interest receivable	296	56

	$5,441	$3,314

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Note 6—Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	DECEMBER 31,
	2018	2019
Computer and office equipment	$2,378	$2,386
Software	2,385	2,583
Lab equipment	16,372	16,377
Furniture and fixtures	456	470
Leasehold improvements	3,087	3,391

	24,678	25,207
Less: Accumulated depreciation	(17,437)	(20,105)

	$7,241	$5,102

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2018 and 2019 totaled $3.5 million and $2.7 million, respectively.

Note 7—Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	DECEMBER 31,
	2018	2019
Employee compensation	$10,272	$6,681
Professional and consulting services	1,605	1,540
Research and development related accruals	8,441	11,005
Other current liabilities	396	882

	$20,714	$20,108

Note 8—Commitments and Contingencies

Operating Lease Commitments

The Company’s operating lease activity is primarily comprised of noncancelable facilities leases for office and laboratory space in Watertown, MA and Branford, CT. The Company’s Watertown, MA lease is with a landlord who is an investor and related party of the Company. As amended on September 30, 2017, the lease is subject to annual increases to base rent over a term expiring in January 2024. The lease included a tenant improvement allowance of $0.5 million, of which the Company has used the entire allowance. The lease terms provide for one five-year extension term with base rent calculated on the then-market rate. The lease is secured by a letter of credit of $0.5 million that is classified in other assets on the consolidated balance sheets. The Company records rent expense for the Watertown, MA lease on a straight-line basis accounting for the amortization of the tenant improvement allowance and the deferred rent credit as of the amendment date as reductions to rent expense.

As amended on January 1, 2018, the Company’s Branford, CT lease is subject to annual increases to base rent over a term expiring in December 2023. The lease included a tenant improvement allowance of $1.0 million, of which $0.1 million remains unused. In addition to base rent, monthly rental payments include the Company’s

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

proportionate share of operating expenses. The lease terms provide for one five-year extension term with base rent calculated on a discounted then-market rate. The lease is secured by a security deposit held by the landlord of $0.1 million that is classified in other assets on the consolidated balance sheets. The Company records rent expense for the Branford, CT lease on a straight-line basis accounting for the amortization of the tenant improvement allowance and the deferred rent credit as of the amendment date as reductions to rent expense.

Rent expense for the years ended December 31, 2018 and 2019 was approximately $2.9 million and $2.9 million, respectively. Future minimum lease payments under operating leases as of December 31, 2019 was as follows (in thousands):

MINIMUM LEASE PAYMENTS
2020	$2,977
2021	3,045
2022	3,113
2023	3,182
2024	197

$12,514

The deferred rent liability recorded on the Company’s consolidated balance sheets as of December 31, 2018 and 2019 included the cumulative difference between actual facility lease payments and lease expense recognized ratably over the operating lease period. Deferred rent was $2.0 million and $1.8 million as of December 31, 2018 and 2019, respectively.

Guarantees and Indemnification Obligations

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses and costs incurred by the indemnified party, generally the Company’s customers, in connection with any patent, copyright, trade secret or other intellectual property or personal right infringement claim by any third party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. Based on historical experience and information known as of December 31, 2018 and 2019, the Company had not incurred any costs for the above guarantees and indemnities.

Note 9—Restructuring Charges

In January 2019, the Company undertook an organization realignment to reduce the Company’s cost base and simplify its business goals to focus on a wholly owned pipeline. To achieve this cost reduction, the Company reduced its headcount by approximately 40%. Accordingly, the Company recorded a restructuring charge of $5.3 million, which was comprised of termination benefits including expenses for severance, health benefits and outplacement services. As of December 31, 2019, $0.3 million of the restructuring charge remains accrued and unpaid and is recorded in accrued expenses and other current liabilities in the consolidated balance sheets. The Company expects to pay the balance of its restructuring accrual in 2020.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

The following table summarizes the restructuring activity during the year (in thousands):

ACCRUED RESTRUCTURING COSTS
Balance at December 31, 2018	$—
Restructuring costs incurred	5,290
Termination benefits paid	(4,965)

Balance at December 31, 2019	$325

Note 10—Redeemable Convertible and Convertible Preferred Shares and Stockholders’ Equity (Deficit) prior to Reorganization

Redeemable Convertible and Convertible Preferred Shares

Prior to January 1, 2018, the Company issued 2,304,815 of Series A convertible preferred shares (the “Series A Preferred Shares”), 23,711,925 Series B redeemable convertible preferred shares (the “Series B Preferred Shares”) and 6,357,260 Series C1 redeemable convertible preferred shares (the “Series C1 Preferred Shares”) (collectively, the “Preferred Shares”) for gross proceeds of $5.5 million, $28.5 million and $10.0 million, respectively.

As of December 31, 2018, the Company’s Series A Preferred Shares were classified in stockholders’ equity (deficit) as the shares did not have redemption features that were not solely within control of the Company. The Series A Preferred Shares were recorded at their initial fair value, equal to the original issuance price, less issuance costs, and were not subsequently remeasured.

The Company’s Series B and Series C1 Preferred Shares are classified outside of stockholders’ equity (deficit) because the shares contain redemption features that are at the option of the holder. Accordingly, the Company has recorded the Series B and Series C1 Preferred Shares upon issuance at their respective fair value, less issuance costs, and any changes in redemption value are recognized immediately as they occur through adjustments to the carrying amounts of the instruments at the end of each reporting period. The Company accretes the Series B and Series C1 Preferred Shares to their redemption value at the end of each reporting period. As of December 31, 2018, the Preferred Shares consisted of the following (in thousands, except share data):

	PREFERRED SHARES AUTHORIZED	PREFERRED SHARES ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION PREFERENCE	COMMON 1 SHARES ISSUABLE UPON CONVERSION
Series A	2,444,815	2,304,815	$5,550	$9,358	768,195
Series B	24,011,924	23,711,925	56,453	56,453	5,543,400
Series C1	6,452,619	6,357,260	10,000	10,000	1,486,210

	32,909,358	32,374,000	$72,003	$75,811	7,797,805

In March 2019, the Company issued 95,359 Series C1 Preferred Shares in connection with the exercise of a Series C1 preferred warrant by one of its investors. The warrant was exercised at a price per share of $1.573 for proceeds of $0.2 million.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

In March 2019, the Company approved a one-time cash distribution in the amount of $44.0 million to the shareholders of the Company. The first $10.2 million was distributed to the holders of the Series C1 Preferred Shares, consistent with the rights of the holders Series C1 Preferred Shares outlined below, while the remaining funds were distributed to the holders of the Series A and Series B Preferred Shares, pro rata, with amounts first applied to the unpaid preferred returns and then to the contribution account balances. In addition, as a result of the $44.0 million distribution, the Company was obligated to pay a one-time tax distribution of $1.3 and $0.1 million to certain holders of Common 1 and vested Enterprise.1 Incentive Shares, respectively as required by the terms of the Fifth Amended and Restated Limited Liability Company Agreement, as amended (the “LLC Agreement”). The Company paid the tax distribution to the respective holders in September 2019. As a result of the payment of the full liquidation preference in conjunction with the March 2019 distribution, the outstanding Series C1 Preferred Shares were reclassified from temporary equity to stockholders’ equity (deficit) because these shares have no liquidation preference. This reclassification is presented in the consolidated statements of redeemable convertible and convertible preferred stock and stockholders’ equity (deficit) with the effect of the Reorganization (see Note 11).

Pursuant to the LLC Agreement, the rights, preferences and privileges of the holders of the Preferred Shares at December 31, 2018 were as follows:

Voting

The holders of the Preferred Shares were entitled to vote on all matters submitted for a vote and had the right to vote the number of shares equal to the number of shares of Common 1 shares into which such Preferred Shares could convert on the record date for determination of holders entitled to vote.

Approval of the majority of the holders of Series B and Series C1 Preferred Shares was required to: (i) amend, alter or repeal any portion of the Company’s organizational documents; (ii) create, or authorize the creation of any shares senior to or at parity with the Series C1 Preferred Shares; (iii) alter, or amend any existing share if such amendment would render such other share senior to or on a parity with either the Series B Preferred Shares or Series C1 Preferred Shares; (iv) liquidate, dissolve, or wind-up the business and affairs of the Company, effect a merger or consolidation or any other deemed liquidation event; (v) effect the sale of any material portion of the assets or equity held by the Company; (vi) authorize, declare or pay any distribution on any shares; (vii) incur any indebtedness in excess of $1.0 million that was not approved by the board of directors; (viii) purchase or redeem any shares other than the repurchase of Common 1 shares in connection with the registration or termination of any employee or consultant and the redemption of Preferred Shares; (ix) increase or decrease the authorized number of directors constituting the board of directors; (x) increase the authorized number of Common 1 shares or Preferred Shares; (xi) appoint or remove the CEO unless such appointment or removal was approved by all members of the board of directors; (xii) enter into a related party transaction; (xiii) permit a subsidiary to be other than wholly-owned; (xiv) consummate a public offering other than a qualified public offering; (xv) acquire the property, assets or equity securities of a third party; (xvi) hire or employ any family member or affiliate of any officers or directors; (xvii) amend, alter or repeal the LLC Agreement in a manner adverse to either the Series B or Series C1 Preferred Shares; or (xviii) effect a conversion to a corporation.

Preferred Return

The holders of the Series A and Series B Preferred Shares were entitled to receive a preferred return in preference to any return on Common 1 shares at the rate of 5% and 8% per share, respectively, per annum compounded annually. The preferred return was payable only when, as, and if declared by the board of directors or upon redemption of Series B Preferred Shares or upon liquidation of Series A and Series B Preferred Shares. Through December 31, 2018, no preferred return had been declared or paid by the Company. The holders of the Series C1 Preferred Shares were not entitled to receive a preferred return.

The total cumulative preferred return in arrears for the holders of Series A and Series B Preferred Shares as of December 31, 2018 was $3.8 million and $28.0 million, respectively, the majority of which was paid with the March 2019 distribution.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Conversion

Each share of Preferred Shares was convertible into Common 1 shares at the option of the holder any time after the date of issuance. In addition, the Preferred Shares would automatically be converted into Common 1 shares, at the applicable conversion ratio of each series, then in effect, upon either a majority vote by holders of Series B and Series C1 Preferred Shares, voting as a separate class, or upon a qualified public offering, defined as a firm commitment underwritten public offering at a pre-offering valuation of the Company representing a per share price for Series B Preferred Shares equal to $51.33 or more with gross offering proceeds of $65.0 million or more.

The conversion ratio for each series of Preferred Shares was determined by dividing the original issuance price by the conversion price, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s LLC Agreement. As of December 31, 2018, the original issuance price and conversion price for each class of Preferred Shares was as follows:

	ORIGINAL ISSUANCE PRICE	CONVERSION PRICE
Series A	$2.408	$7.2247
Series B	$1.200	$5.1330
Series C1	$1.573	$6.7285

No adjustment in the Series A, Series B or Series C1 Preferred Shares conversion price was to be made as the result of the issuance or deemed issuance of additional Common 1 shares without written consent from the holders of at least 60% of the outstanding Series B Preferred Shares and 60% of the outstanding Series C1 Preferred Shares.

Redemption

The holders of at least 60% of the outstanding Series C1 Preferred Shares voting together were entitled, by written request delivered anytime on or after December 31, 2018, to require the Company to redeem the Series C1 Preferred Shares by paying in cash a sum equal to (i) outstanding Series C1 contribution account balance (initially equal to the outstanding Series C1 Preferred Shares times the original issuance price) and (ii) the amount of any additional distributions declared but unpaid. If the Company did not have sufficient funds legally available to redeem all Series C1 Preferred Shares to be redeemed at a redemption date, then the Company would redeem such shares ratably to the extent possible and redeem the remaining shares as soon as sufficient funds were legally available.

The holders of at least 60% of the outstanding Series B Preferred Shares voting together was entitled, by written request delivered anytime on or after the later of (i) December 31, 2018 and (ii) the date upon which Series C1 Preferred Shares were redeemed, to require the Company to redeem the Series B Preferred Shares by paying in cash a sum equal to (i) the outstanding Series B contribution account balance (initially equal to the outstanding Series B Preferred Shares times the original issuance price), (ii) the Series B unpaid preferred return, (iii) the amount of any additional distributions declared but unpaid. If the Company did not have sufficient funds legally available to redeem all Series B Preferred Shares to be redeemed at a redemption date, then the Company would redeem such shares ratably to the extent possible and redeem the remaining shares as soon as sufficient funds were legally available. Redemption of Series B Preferred Shares could not take place until the Series C1 Preferred Shares were fully redeemed.

Distribution and Liquidation

Holders of Preferred Shares were entitled to receive distributions of cash flow or dividends if, when, and as declared by the board of directors, or in the event of a liquidation, dissolution or winding up of the Company, including a

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

deemed liquidation. A deemed liquidation event was defined as a merger of the Company or the sale, lease, transfer, or other disposition of substantially all the assets of the Company. Such distributions were to be payable in the following order:

(1)	first, to the holders of Series C1 Preferred Shares, an amount that equaled the contribution account balances;

(2)	next, to the holders of Series A and Series B Preferred Shares, with amounts first applied to the unpaid preferred return and then to the contribution account balances; and

(3)

finally, to the holders of (i) Preferred Shares; (ii) Common 1 shares and (iii) enterprise incentive shares, pro rata, according to the aggregate number of shares held, treating all Preferred Shares as if they had been converted to Common 1 shares immediately prior to the distribution; provided however, that the distributions to the holders of the enterprise incentive shares would be subject to the enterprise incentive share thresholds (see Note 13).

Common 1 Shares

As of December 31, 2018, the Company’s LLC Agreement authorized the Company to issue 45,006,679 Common 1 shares.

Pursuant to the LLC Agreement, the voting, dividend and liquidation rights of the holders of Common 1 shares were subject to and qualified by the rights, powers and preferences of the holders of Preferred Shares. The Common 1 shares had the following characteristics:

Voting

Holders of Common 1 shares were entitled to one vote per share held on all matters except in cases where a majority of Preferred Shares is required.

Dividends

The holders of Common 1 shares were entitled to receive dividends whenever funds were legally available and when declared by the board of directors, subject to the preferential rights of holders of classes of shares outstanding to which Common 1 shares were subordinate.

Distribution and Liquidation

After preference payments had been made to Preferred Shares, the remaining available assets were to be distributed to Common 1 shares, along with the Preferred Shares, on an as-converted basis, and enterprise incentive shares, subject to the enterprise incentive share thresholds (see Note 13).

Common 1 Shares Reserved for Future Issuances

As of December 31, 2018, the Company had reserved Common 1 shares for the conversion of outstanding Preferred Shares, warrants to purchase Preferred Shares, warrants to purchase Common 1 shares and for future issuance under the 2012 Equity Incentive Plan, as Amended and Restated, as follows:

SHARES RESERVED
For Series A Preferred Shares outstanding	768,195
For Series B Preferred Shares outstanding	5,543,400
For future issuances of Series B Preferred Shares pursuant to warrants to purchase Series B Preferred Shares	70,133
For Series C1 Preferred Shares outstanding	1,486,210
For future issuances of Series C1 Preferred Shares pursuant to warrant to purchase Series C1 Preferred Shares	22,293
For future issuances of Common 1 shares pursuant to warrants to purchase Common 1 shares	594,482

8,484,713

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Equity-Classified Warrants

During 2008, the Company issued one warrant to purchase 140,000 Series A Preferred Shares (the “Series A Preferred Warrant”), which in May 2018, expired unexercised.

In April 2013, the Company, issued to the holders of the Series C1 Preferred Shares warrants exercisable for 594,482 Common 1 shares at an exercise price of $0.04 per share (the “Common 1 Warrants”). The warrants are exercisable at any time and expire in August 2020. The fair value of the Common 1 Warrants was estimated to be $1.6 million on the issuance date and represented a preferred share discount. As of December 31, 2018, the Common 1 Warrants to purchase 594,482 Common 1 shares remained outstanding.

Note 11—Reorganization

In connection with the Reorganization:

(1)

Holders of Series A Preferred Shares of Forma Therapeutics Holdings, LLC received one share of Series A convertible preferred stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., (the “Series A Preferred Stock”) for each outstanding Series A Preferred Share held immediately prior to the Reorganization, with an aggregate of 2,304,815 shares of Series A Preferred Stock issued in the Reorganization;

(2)

Holders of Series B Preferred Shares of Forma Therapeutics Holdings, LLC received either one share of Series B-1 convertible preferred stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., (the “Series B-1 Preferred Stock”) or one share of Series B-2 convertible preferred stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., (the “Series B-2 Preferred Stock”) for each outstanding Series B Preferred Share held immediately prior to the Reorganization. The Series B-1 Preferred Stock and Series B-2 Preferred Stock were designated as two separate series of preferred stock upon Reorganization to reflect the different liquidation preferences accrued at the Reorganization date. The differences in liquidation preference were the result of differences in accrued preferred return based on different issuance dates and the distributions paid in March 2019 prior to Reorganization (see Note 10). An aggregate of 14,921,676 and 8,790,249 shares of Series B-1 Preferred Stock and B-2 Preferred Stock, respectively, were issued in the Reorganization;

(3)

Holders of Series C1 Preferred Shares of Forma Therapeutics Holdings, LLC received one share of Series C convertible preferred stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., (the “Series C Preferred Stock”) for each outstanding Series C1 Preferred Share held immediately prior to the Reorganization, with an aggregate of 6,452,619 shares of Series C Preferred Stock issued in the Reorganization;

(4)

Holders of Common 1 shares of Forma Therapeutics Holdings, LLC received one share of common stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., for each outstanding Common 1 share held immediately prior to the Reorganization, with an aggregate of 1,953,455 shares of common stock issued in the Reorganization;

(5)

Holders of vested Enterprise.1 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested Enterprise 1 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., (the “Enterprise 1 Junior Stock”). An aggregate of 564,055 shares of vested Enterprise 1 Junior Stock were issued in the Reorganization;

(6)

Holders of vested Enterprise.2 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested Enterprise 2 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., (the “Enterprise 2 Junior Stock”). An aggregate of 1,003,919 shares of vested Enterprise 2 Junior Stock were issued in the Reorganization;

(7)

Holders of vested and unvested Enterprise.3 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested and unvested Enterprise 3 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., respectively (the “Enterprise 3 Junior Stock”). The unvested Enterprise 3 Junior Stock was issued with the same vesting terms as the unvested Enterprise.3 Incentive Shares held immediately

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

prior to the Reorganization. An aggregate of 373,465 shares of unvested and vested Enterprise 3 Junior Stock were issued in the Reorganization;

(8)

Holders of vested and unvested Enterprise.4 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested and unvested Enterprise 4 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., respectively (the “Enterprise 4 Junior Stock”). The unvested Enterprise 4 Junior Stock was issued with the same vesting terms as the unvested Enterprise.4 Incentive Shares held immediately prior to the Reorganization. An aggregate of 337,243 shares of unvested and vested Enterprise 4 Junior Stock were issued in the Reorganization;

(9)

Holders of vested and unvested Enterprise.5 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested and unvested Enterprise 5 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., respectively (the “Enterprise 5 Junior Stock”). The unvested Enterprise 5 Junior Stock was issued with the same vesting terms as the unvested Enterprise.5 Incentive Shares held immediately prior to the Reorganization. An aggregate of 434,023 shares of unvested and vested Enterprise 5 Junior Stock were issued in the Reorganization;

(10)

Holders of vested and unvested Enterprise.6 Incentive Shares of Forma Therapeutics Holdings, LLC received one share of vested and unvested Enterprise 6 Junior Stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc., respectively (the “Enterprise 6 Junior Stock”). The unvested Enterprise 6 Junior Stock was issued with the same vesting terms as the unvested Enterprise.6 Incentive Shares held immediately prior to the Reorganization. An aggregate of 253,851 shares of unvested and vested Enterprise 6 Junior Stock were issued in the Reorganization;

(11)

Holder of warrants exercisable to purchase Series B Preferred Shares of Forma Therapeutics Holdings, LLC received one warrant exercisable to purchase Series B-3 convertible preferred stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc. (the “Series B-3 Preferred Stock”, collectively with the Series B-1 and Series B-2 Preferred Stock, “Series B Preferred Stock”), for each outstanding warrant exercisable to purchase Series B Preferred Shares held immediately prior to the Reorganization, at the same exercise price immediately prior to the Reorganization, with an aggregate of warrants exercisable to purchase 299,999 Series B-3 Preferred Stock issued in the Reorganization; and

(12)

Holders of warrants exercisable to purchase Common 1 shares of Forma Therapeutics Holdings, LLC received one warrant exercisable to purchase common stock, $0.001 par value per share, of Forma Therapeutics Holdings, Inc. for each outstanding warrant exercisable to purchase Common 1 shares held immediately prior to the Reorganization, at the same exercise price immediately prior to the Reorganization, with an aggregate of warrants exercisable to purchase 594,482 shares of common stock issued in the Reorganization.

In connection with the Reorganization and the exchange of outstanding Series A, Series B and Series C1 Preferred Shares for Series A, Series B-1, Series B-2 and Series C Preferred Stock, respectively, the holders of Series A, Series B-1 and Series B-2 Preferred Stock were no longer entitled to an additional preferred return subsequent to the date of the Reorganization. The holders of Series A, Series B-1 and Series B-2 Preferred Stock retained the right to receive preferred returns in respect of dividends accrued on such shares prior to the Reorganization. Further, the holders of Series B-1, Series B-2 and Series C Preferred Stock were no longer entitled to an optional redemption right. As a result of the payment of the full liquidation preference in conjunction with the March 2019 distribution, the Series C1 Preferred Shares, and the Series C Preferred Stock issued in exchange for the Series C1 Preferred Shares, had no remaining liquidation preference and thereafter, participates in any future distribution on a pro rata basis with the holders of Common 1 and common stock, respectively.

In evaluating the Reorganization, the Company considered that there were no changes to the ownership interest held by each holder as a result of the Reorganization, there was no consideration exchanged to effect the Reorganization, and the significant terms of the Preferred Shares, Common 1 shares, enterprise incentive shares, warrants to purchase Series B Preferred Shares and warrants to purchase Common 1 shares were substantially the same before

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

and after the Reorganization. Based on these considerations, the Company determined that the ownership interests prior and subsequent to the Reorganization were sufficiently similar and should be accounted for as an exchange of equity interests and recorded at the historical carrying value. Additionally, while the Reorganization modified certain terms to remove (i) the preferred return for Series A and Series B Preferred Shares and (ii) the optional redemption rights for Series B and Series C1 Preferred Shares, due to the low likelihood of the preferred return being paid or an optional redemption occurring these modifications were not considered qualitatively substantive. Therefore, the Company determined that the Reorganization resulted in a modification to the Series A, Series B and Series C1 Preferred Shares that was not significant. As a result, the Company did not recognize any change to the carrying value of the Preferred Shares. Accordingly, the Company determined that the modification of the underlying instruments exchanged in the Reorganization did not result in an extinguishment of Preferred Shares, nor did it result in the recognition of incremental compensation expense as it relates to the enterprise incentive shares that were exchanged for enterprise junior stock.

Note 12—Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity (Deficit) after Reorganization

Redeemable Convertible and Convertible Preferred Stock

In December 2019, the Company issued 53,593,440 shares of $0.001 par value Series D redeemable convertible preferred stock (the “Series D Preferred Stock”, collectively with the Series A, Series B-1, Series B-2 and Series C Preferred Stock, “Preferred Stock”) for net proceeds of $99.7 million.

The Company assessed the qualitative characteristics of the amended rights, preferences and privileges of Series A, Series B-1, Series B-2 and Series C Preferred Stock resulting from the issuance of the Series D Preferred Stock, in particular the removal of the prior ability to receive both (i) the liquidation preference and (ii) the right to participate with the holders of common stock for the remaining assets, on an as converted basis. Upon issuance of the Series D Preferred Stock, Series A, Series B-1 and Series B-2 have the right to obtain the greater of (i) the liquidation preference or (ii) the amount that would be payable had the holders of the each respective class of securities participated with common stock for the remaining assists, on an as converted basis. The Company concluded the amended right amounted to an extinguishment of the existing Series A, Series B-1, and Series B-2 Preferred Stock and issuance of new Series A, Series B-1, and Series B-2 Preferred Stock effective December 2019. There were no modifications made to the Series C Preferred Stock.

As a result, the Company recorded a net loss on extinguishment of the outstanding Series A, Series B-1 and Series B-2 Preferred Stock of $3.6 million comprised of a gain on Series A Preferred Stock of $0.1 million, loss on Series B-1 Preferred Stock of $2.0 million and loss on Series B-2 Preferred Stock of $1.7 million. The net loss on extinguishment was recorded to retained earnings (accumulated deficit) and is reflected as an increase in net loss allocable to common stock used in the calculation of net loss per share for the year ended December 31, 2019. The net loss on extinguishment was equal to the difference between the carrying value immediately preceding and fair value immediately following the issuance of Series D Preferred Stock for the respective classes of Preferred Stock.

The Company assessed the classification of its outstanding Preferred Stock subsequent to the modification of the terms of certain classes of Preferred Stock and the issuance of Series D Preferred Stock and determined that the Series A, Series B-1, Series B-2 and Series D Preferred Stock should be classified outside of stockholders’ equity (deficit) as redemption is not solely within control of the Company. Any changes in the redemption value are recognized immediately as they occur through adjustments to the carrying amounts of the instruments at the end of each reporting period. The Series C Preferred Stock remains classified within stockholders’ equity (deficit) as the holders do not have any redemption rights as they have no liquidation preference.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

As of December 31, 2019, the Preferred Stock consisted of the following (in thousands, except share data):

	PREFERRED STOCK AUTHORIZED	PREFERRED STOCK ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series A	2,304,815	2,304,815	$4,656	$4,801	768,195
Series B-1	14,921,676	14,921,676	20,907	18,942	3,488,407
Series B-2	8,790,249	8,790,249	12,272	10,626	2,054,993
Series B-3	299,999	—	—	—	—
Series C	6,452,619	6,452,619	385	—	1,508,503
Series D	53,593,440	53,593,440	100,296	100,296	12,529,125

	86,362,798	86,062,799	$138,516	$134,665	20,349,223

Pursuant to the Amended Certificate of Incorporation, the rights, preferences and privileges of the holders of the Preferred Stock at December 31, 2019 are as follows:

Voting

The holders of the Preferred Stock are entitled to vote on all matters submitted for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which such Preferred Stock convert on the record date for determination of holders entitled to vote.

Approval of 59% of the Series D Preferred Stock outstanding is required to: (i) liquidate, dissolve, or wind-up the business and affairs of the Company, effect a merger or consolidation or any other deemed liquidation event; (ii) amend, alter or repeal any portion of the Company’s organizational documents; (iii) amend, alter, change or waive any of the rights, preferences and privileges of the Series D Preferred Stock; (iv) create, or authorize the creation of any shares senior to or at parity with the Series D Preferred Stock or increase the authorized number of shares of Series D Preferred Stock or any additional class of shares unless the shares rank junior to the Series D Preferred Stock; (v) reclassify, alter, or amend any existing share if such amendment would render such other share senior to or on a parity with Series D Preferred Stock; (vi) purchase or redeem or pay or declare any dividend or make any distribution on any shares other than the redemption of or dividend or distribution on the Series D Preferred Shares, dividends or other distributions on common stock in the form of additional shares and repurchase of common stock in connection with the registration or termination of any employee or consultant; (vii) incur any indebtedness other than equipment leases, bank lines of credit or trade payable incurred in ordinary course of business; (viii) invest in a non-wholly owned subsidiary or divest at least a majority position in a subsidiary or permit the transfer of rights to at least a majority of assets of such subsidiary; or (ix) increase or decrease the authorized number of directors constituting the board of directors.

Dividends

The holders of the Series D Preferred Stock are entitled to receive a dividend in preference to any return on common stock at the rate of 8% per share, per annum compounded annually. The dividend is payable only (i) when, as, and if declared by the board of directors, (ii) upon redemption of Series D Preferred Stock or (iii) upon a deemed liquidation event. No dividend has been declared on the Series D Preferred Stock through December 31, 2019. No other holder of Preferred Stock is entitled to receive a dividend.

The total cumulative dividends in arrears for the holders Series D Preferred Stock as of December 31, 2019 was $0.3 million.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Conversion

Each share of Series A, Series B-1, Series B-2, Series B-3, Series C and Series D Preferred Stock is convertible into common stock at the option of the holder any time after the date of issuance. In addition, the Preferred Stock will automatically be converted into common stock, at the applicable conversion ratio of each series then in effect, upon either the approval of 59% of the holders of the Series D Preferred Stock, or upon a qualified public offering, defined as a firm commitment underwritten public offering at a pre-offering valuation of the Company representing a per share price for a share of common stock that is greater than the original issuance price of the Series D Preferred Stock, as adjusted for the reverse stock split ($7.9814), with gross offering proceeds of $75.0 million or more (“Qualified Public Offering”).

The conversion ratio for each series of Preferred Stock is determined by dividing the original issuance price by the conversion price, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s Amended Certificate of Incorporation. The original issuance price and conversion price for each class of Preferred Stock is as follows:

	ORIGINAL ISSUANCE PRICE	CONVERSION PRICE
Series A	$2.408	$7.2247
Series B-1	$1.200	$5.1330
Series B-2	$1.200	$5.1330
Series B-3	$1.200	$5.1330
Series C	$1.573	$6.7285
Series D	$1.8659	$7.9814

Any adjustment to the conversion price of the Series A, Series B-1, Series B-2, Series B-3, Series C and Series D Preferred Stock made as the result of the issuance or deemed issuance of additional common stock may be blocked by the holders of at least 59% of the outstanding Series D Preferred Stock.

Redemption

The holders of at least 59% of the outstanding Series D Preferred Stock voting together may, by written request delivered anytime on or after December 18, 2024, require the Company to redeem the Series D Preferred Stock by paying in cash a sum equal to the original Series D Preferred Stock issuance price plus any accrued but unpaid dividends. If the Company does not have sufficient funds legally available to redeem all Series D Preferred Stock to be redeemed at a redemption date, then the Company will redeem such shares ratably to the extent possible and will redeem the remaining shares as soon as sufficient funds are legally available. No other class of Preferred Stock is redeemable at the option of the holder.

Distribution and Liquidation Rights

Holders of Preferred Stock are entitled to receive distributions or dividends if, when, and as declared by the board of directors, or in the event of a liquidation, dissolution or winding up of the Company, including a deemed liquidation. A deemed liquidation event is defined as a merger of the Company or the sale, lease, transfer, or other disposition of substantially all the assets of the Company in which the Company is party to such transaction. Such distributions shall be payable in the following order:

(1)

first, to the holders of Series D Preferred Stock, an amount equal to the greater of (i) an amount per share of $1.8659 plus, in the case of a deemed liquidation event, any accrued but unpaid dividends or (ii) such amount per share as would have been payable as if each share of Series D Preferred Stock had been converted to common stock immediately prior to such distribution, liquidation, dissolution, winding up, or a deemed liquidation event;

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

(2)

next, to the holders of Series A, Series B-1, Series B-2 and Series B-3 Preferred Stock, an amount equal to the greater of (i) an amount per share of $2.083, $1.2694, $1.2088 and $1.20, respectively, or (ii) such amount per share as would have been payable as if each share of Series A, Series B-1, Series B-2 and Series B-3 Preferred Stock had been converted to common stock immediately prior to such distribution, liquidation, dissolution, winding up, or a deemed liquidation event; and

(3)

finally, to the holders of (i) Preferred Stock, (ii) common stock and (iii) enterprise junior stock, pro rata, according to the aggregated number of shares held, treating all Preferred Stock as if they had been converted to common stock immediately prior to the such distribution, liquidation, dissolution, winding up, or a deemed liquidation event only if such series of Series A, Series B-1, Series B-2, Series B-3 and Series D Preferred Stock is deemed to convert pursuant to Section 2(ii) above and subject to the enterprise junior stock thresholds, as applicable (see Note 13).

Common Stock

As of December 31, 2019, the Company’s Amended Certificate of Incorporation authorized the Company to issue 138,000,000 shares of $0.001 par value common stock.

In December 2019, the Company issued 297,241 shares of common stock in connection with the exercise of a common stock warrant by one of its investors. The warrant was exercised at a price per share of $0.04.

Pursuant to the Amended Certificate of Incorporation, the voting, dividend and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers and preferences of the holders of Preferred Stock. The common stock has the following characteristics:

Voting

Holders of common stock are entitled to one vote per share held on all matters except in cases where a majority of Preferred Stock is required.

Dividends

The holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding.

Distribution and Liquidation

After preference payments have been made to Series A, Series B-1, Series B-2, Series B-3 and Series D Preferred Stock, the remaining available assets are distributed to common stock, Series C Preferred Stock, on an as-converted basis, Series A, Series B-1, Series B-2, Series B-3 and Series D Preferred Stock on an as-converted basis only if the shares were converted pursuant to their liquidation preferences and enterprise junior stock subject to the enterprise junior stock thresholds (see Note 13).

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Common Stock Reserved for Future Issuances

As of December 31, 2019, the Company had reserved common stock for the conversion of outstanding Preferred Stock, warrants to Preferred Stock, a warrant to purchase common stock, conversion of outstanding enterprise junior stock and the future issuance under the 2019 Equity Incentive Plan as follows:

SHARES RESERVED
For Series A Preferred Stock outstanding	768,195
For Series B-1 Preferred Stock outstanding	3,488,407
For Series B-2 Preferred Stock outstanding	2,054,993
For future issuances of Series B-3 Preferred Stock pursuant to warrants to purchase Series B-3 Preferred Stock	70,133
For Series C Preferred Stock outstanding	1,508,503
For Series D Preferred Stock outstanding	12,529,125
For future issuances of common stock pursuant to warrant to purchase common stock	297,241
For exercise of stock options under the 2019 Stock Incentive Plan	5,427,377
For conversion of vested and unvested enterprise junior stock (1)	676,795

26,820,769

(1)	For purposes of determining the conversion ratio for the enterprise junior stock, the Company utilized the fair value per share of common stock of $5.43, which was based on a valuation performed as of December 18, 2019.

Equity-Classified Warrants

Subsequent to the Reorganization, there were two outstanding warrants to purchase, in total, 594,482 shares of common stock at an exercise price of $0.04 per share (the “Common Stock Warrants”).

In December 2019, one of the Common Stock Warrants was exercised by an investor for the purchase of 297,241 shares of common stock at a price of $0.04 per share.

As of December 31, 2019, there was one outstanding Common Stock Warrant to purchase 297,241 shares of common stock at an exercise price of $0.04 per share. The outstanding Common Stock Warrant, which expires in August 2020, was exercised in March 2020 (see Note 19).

Note 13—Equity-Based Compensation

Enterprise Incentive Shares

Prior to the Reorganization, the Company adopted the 2012 Equity Incentive Plan, as Amended and Restated, in August 2012 (the “2012 Plan”). The 2012 Plan provided for the granting of equity awards, including enterprise incentive shares and Common 1 shares to the Company’s employees, executives, directors and consultants. The 2012 Plan is administered by the board of directors, who has the power and authority to determine the terms of the awards. To the extent enterprise incentive shares or Common 1 shares underlying any awards are forfeited, cancelled, repurchased or otherwise terminated by the Company under the 2012 Plan, such shares will be added back to the respective pools of enterprise incentive shares and Common 1 shares available for issuance under the 2012 Plan. As of December 31, 2018, a maximum of 4,225,175 enterprise incentive shares and Common 1 shares were authorized to be granted under the 2012 Plan.

The enterprise incentive shares represent “profits interests” under applicable partnership tax rules as holders are not required to make capital contributions in connection with the acquisition of these shares (i.e., the enterprise incentive shares are issued for zero consideration). Holders of the enterprise incentive shares are generally entitled to all rights and privileges of holders of Common 1 shares, except that holders of enterprise incentive shares will not

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

receive any distributions until the liquidation preferences of all other holders of Preferred Shares and Common 1 shares are paid and they are not entitled to vote on any matter except as otherwise required by Delaware General Corporation Law. Holders of enterprise incentive shares are entitled to distributions made by the Company whether their shares are vested or unvested. Any distributions related to unvested enterprise incentive shares are to be held by the Company until the enterprise incentive shares vest, at which time they would be released to the enterprise incentive share holder. If such unvested enterprise incentive shares are forfeited or cease to vest for any reason, the holder shall have no right or claim to the unvested distributions.

As of December 31, 2018, the thresholds over which each class of enterprise incentive shares holders may participate after distributions have been made to the holders of Preferred Shares and Common 1 shares, in accordance with their liquation and distribution preferences, is as follows (in thousands, except share data):

	THRESHOLD	ENTERPRISE INCENTIVE SHARES OUTSTANDING
Enterprise.1 Incentive Shares	$99,300	564,105
Enterprise.2 Incentive Shares	$145,200	1,004,879
Enterprise.3 Incentive Shares	$165,698	390,541
Enterprise.4 Incentive Shares	$179,478	376,107
Enterprise.5 Incentive Shares	$229,950	551,346
Enterprise.6 Incentive Shares	$269,382	341,689

		3,228,667

During the year ended December 31, 2018, the Company issued service-based enterprise incentive share awards to employees and directors, which vest over a defined period of service, and performance-based enterprise incentive share awards, which vest upon the achievement of defined outcomes. Such service-based awards generally vest over a four-year period, with the first 25% vesting on the first anniversary of the vesting commencement date, and the remainder vesting in equal installments each month over the following thirty-six months. Any balance not yet vested will do so on the fourth anniversary of the vesting commencement date. The performance-based awards vest in two tranches, with (i) 50% vesting upon the first to occur of an initial public offering (defined as a public offering of the Company’s equity securities that results in gross proceeds of at least $50.0 million and implies an aggregate value of all outstanding securities immediately prior to such offering of at least $150.0 million) or first date upon which the sum of all cash and value of all property distributed to holders of the Company’s equity securities exceeds $150.0 million and; (ii) 50% vesting upon the first date in which the sum of all cash and value of all property distributed to holders of the Company’s equity securities exceeds $300.0 million. The Company concluded it was not probable that the performance conditions would be met as of December 31, 2018, or at any time prior to their exchange into enterprise junior stock, or thereafter through their modification in November 2019, therefore no equity-based compensation expense was recorded for the performance awards.

Additionally, in 2018, the Company granted two enterprise incentive share awards to non-employees, both of which were fully vested as of December 31, 2018. No awards of Common 1 shares were granted during the years ended December 31, 2018 and 2019, and all awards previously granted were fully vested as of January 1, 2018. No enterprise incentive share awards were granted by the Company during the year ended December 31, 2019.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

The following table summarizes the Company’s enterprise incentive share activity:

	NUMBER OF ENTERPRISE INCENTIVE SHARES	WEIGHTED GRANT DATE FAIR VALUE
Outstanding as of December 31, 2017	2,838,705	$7.80
Granted	603,791	7.19
Forfeited	(213,829)	8.64

Outstanding as of December 31, 2018	3,228,667	$7.63
Granted	—	—
Forfeited	(262,111)	7.72
Exchange of enterprise incentive shares for enterprise junior stock pursuant to the Reorganization	(2,966,556)	7.62

Outstanding as of December 31, 2019	—	$—

A summary of the vested enterprise incentive shares is as follows:

NUMBER OF ENTERPRISE INCENTIVE SHARES
Vested as of December 31, 2018	2,260,882
Vested through date of Reorganization	249,367

Vested as of Reorganization	2,510,249

The aggregate fair value of enterprise incentive shares that vested during 2018 and 2019 through the date of Reorganization was $3.8 million and $2.3 million, respectively.

Enterprise Incentive Share Valuation

The following assumptions were used in the OPM in order to determine the fair value of enterprise incentive shares granted to employees and non-employees, presented on a weighted average basis:

YEAR ENDED DECEMBER 31,
2018
Risk-free interest rate	2.62%
Expected term (years to liquidity)	2.23
Expected volatility	70.3%
Expected dividend yield	0.0%

Additionally, the weighted-average discount for lack of marketability (“DLOM”) that was used to determine the fair value of the enterprise incentive shares granted during the year ended December 31, 2018 was 21.7%.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Enterprise Junior Stock

Pursuant to the Reorganization, all vested and unvested enterprise incentive shares were exchanged on a one-for-one basis for shares of vested and unvested enterprise junior stock, respectively. The shares of unvested enterprise junior stock were issued with the same vesting terms as the unvested enterprise incentive shares held immediately prior to the Reorganization. The rights and privileges of the enterprise junior stock were substantially the same as those of the enterprise incentive shares that were outstanding prior to the Reorganization. Additionally, the enterprise junior stock was subject to the same terms of the 2012 Plan under which the enterprise incentive shares were issued. In connection with the Reorganization, the Company retired all authorized but unissued shares reserved for future issuance of enterprise junior stock and common stock awards under the 2012 Plan. In addition, to the extent any unvested shares are forfeited, cancelled or are otherwise terminated by the Company related to any outstanding grants, the related shares that are reserved under the 2012 Plan are automatically retired.

As of December 31, 2019, the thresholds over which each class of holders of enterprise junior stock may participate after distributions have been made to the holders of Preferred Stock and common stock, in accordance with their liquation and distribution preferences, is as follows (in thousands, except share data):

	THRESHOLD	ENTERPRISE JUNIOR STOCK OUTSTANDING
Enterprise 1 Junior Stock	$54,000	564,055
Enterprise 2 Junior Stock	$99,843	1,003,919
Enterprise 3 Junior Stock	$120,341	371,441
Enterprise 4 Junior Stock	$134,121	321,699
Enterprise 5 Junior Stock	$184,593	423,429
Enterprise 6 Junior Stock	$224,025	242,308

		2,926,851

The thresholds included in the table above as of December 31, 2019 are lower than the thresholds for the enterprise incentive shares as of December 31, 2018 (as disclosed above) because of the $44.0 million and $1.4 million distributions declared in March and September 2019, respectively as disclosed in Note 10, which immediately reduced the thresholds for the enterprise incentive shares.

Each outstanding share of vested and unvested enterprise junior stock will automatically be converted into shares of common stock and restricted common stock, respectively, at the applicable conversion ratio upon (i) the automatic conversion of Preferred Stock into common stock, which occurs upon approval of 59% of the holders of the Series D Preferred Stock, or upon a Qualified Public Offering; or (ii) approval of all members of the board of directors and the 59% of the holders of the Series D Preferred Stock. The applicable conversion ratio for the enterprise junior stock is determined by dividing the difference between the fair market value of common stock and the applicable enterprise junior stock threshold by the fair market value of common stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s Amended Certificate of Incorporation.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

During the year ended December 31, 2019, no awards of enterprise junior stock were granted by the Company. The following table summarizes the Company’s enterprise junior stock activity:

	NUMBER OF ENTERPRISE JUNIOR STOCK	WEIGHTED AVERAGE GRANT DATE FAIR VALUE	WEIGHTED- AVERAGE CONVERSION RATIO
Exchange of enterprise incentive shares for enterprise junior stock issued as part of the Reorganization	2,966,556	$7.62	0.23
Granted	—	—	—
Forfeited	(39,705)	7.89	0.02

Outstanding as of December 31, 2019	2,926,851	$7.62	0.23

A summary of the vested enterprise junior stock is as follows:

NUMBER OF ENTERPRISE JUNIOR STOCK
Vested through date of Reorganization	2,510,249
Vested through December 31, 2019	86,842

Vested as of December 31, 2019	2,597,091

The aggregate fair value of enterprise junior stock that vested during 2019 was $0.4 million.

Stock Options

Subsequent to the Reorganization, the Company adopted the 2019 Stock Incentive Plan in November 2019, as amended in December 2019 (the “2019 Plan”). In connection with the amendment, the amount of common stock that was authorized to be issued under the 2019 Plan increased from 3,039,158 shares to 5,427,377. The 2019 Plan provided for the granting of incentive stock options, non-qualified stock options, restricted stock, restricted stock units and other equity-based interests to the Company’s employees, officers, executives, and consultants. The 2019 Plan is administered by the board of directors, who has the power and authority to determine the terms of the awards. Additionally, the board of directors has the power to designate certain responsibilities to committees or officers at its discretion. The shares of common stock underlying any awards that are forfeited, cancelled, repurchased or otherwise terminated by the Company under the 2019 Plan will be added back to the shares of common available for issuance under the 2019 Plan.

During the year ended December 31, 2019, the Company issued service-based stock option awards to employees, directors and non-employees which vest over a defined period of service. Such service-based awards generally vest over a four-year period, with the first 25% vesting on the first anniversary of the vesting commencement date, and the remainder vesting in equal installments each month over the following thirty-six months. Any balance not yet vested will do so on the fourth anniversary of the vesting commencement date. Additionally, the Company’s stock options expire ten years after the initial grant date if they remain unexercised. Upon stock option exercise, the Company issues new shares and delivers them to the participant.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

The following table summarizes the Company’s stock option activity:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
			(in years)	(in thousands)
Outstanding as of December 31, 2018	—	$—	—	—
Granted	2,121,406	5.05	—	—
Exercised	—	—	—	—
Forfeited	(30,040)	5.05	—	—

Outstanding as of December 31, 2019	2,091,366	$5.05	9.9	$805

Exercisable as of December 31, 2019	25,072	$5.05	9.9	$10
Vested and expected to vest as of December 31, 2019	2,091,366	$5.05	9.9	$805

The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2019 was $3.25. No stock options were exercised during the year ended December 31, 2019.

Stock Options Valuation

The following assumptions were used in determining the fair value of stock options granted, presented on a weighted average basis:

YEAR ENDED DECEMBER 31, 2019
Risk-free interest rate	1.66%
Expected term (in years)	6.0
Expected volatility	72.9%
Expected dividend yield	0.0%
Fair value per share of common stock	$5.05

Equity-Based Compensation Expense

Equity-based compensation expense was as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2018	2019
Research and development	$1,638	$996
General and administrative	2,255	1,502

	$3,893	$2,498

Enterprise incentive shares	$3,893	$1,629
Enterprise junior stock	—	277
Stock options	—	592

	$3,893	$2,498

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

During the year ended December 31, 2018, the Company recognized $3.5 million and $0.4 million of equity-based compensation expense related to employees and non-employees, respectively. In addition, during the same period, the Company did not recognize any equity-based compensation expense related to its performance-based enterprise incentive share awards as the vesting conditions were not probable.

In November 2019, the Company modified the vesting terms of the enterprise junior stock performance-based awards, which were not probable of occurring as of the date of the modification, to service-based awards which vest over a four-year period. No other terms of the awards changed. The modification, which affected 13 employees, resulted in incremental equity-based compensation expense of $0.2 million which will be recognized over the remaining vesting period outlined within each award, only to the extent such awards fully vest.

During the year ended December 31, 2019, the total unrecognized equity-based compensation expense related to the enterprise junior stock and stock options was $1.9 million and $6.2 million, respectively which will be recognized over 2.3 years and 3.5 years, respectively.

Note 14—Warrant Liability

Prior to January 1, 2018, the Company issued three warrants to purchase an aggregate of 299,999 Series B Preferred Shares with an exercise price of $1.20 per share (the “Series B Preferred Warrants”) and one warrant to purchase 95,359 Series C1 Preferred Shares with an exercise price of $1.573 per share (the “Series C1 Preferred Warrant”). The Series B and Series C1 Preferred Warrants expire on the fifth anniversary of the closing of the first public offering of the Company’s Common 1 shares. Upon the closing of the first public offering of the Company’s Common 1 shares, the Series B and Series C1 Preferred Warrants mandatorily convert into warrants to purchase Common 1 shares with the same terms and provisions as those immediately prior to mandatory conversion, subject to adjustment for the reverse stock split. The Series B and Series C1 Preferred Warrants included provisions under which the Company was obligated to pay the holders the greater of (i) five times the exercise price, less the exercise price, or (ii) the excess of the fair market value of a warrant share over the exercise price, in the event of a change in control in which the acquirer did not assume the warrants. Each of these warrants were outstanding as of December 31, 2018. In March 2019, the Series C1 Preferred Warrant was exercised.

As the Series B and Series C1 Preferred Warrants represented instruments to purchase redeemable securities, the Company classified the warrants as liabilities on the consolidated balance sheet as of December 31, 2018. Because the warrants were classified as liabilities, they were remeasured at the end of each reporting period with corresponding charges to net income (loss) for the change in fair value. The Company valued the Series B and Series C1 Preferred Warrants based on a Black-Scholes option pricing model.

The following assumptions were used to determine the fair value of the Series B Preferred Warrants:

YEAR ENDED DECEMBER 31, 2018
Risk-free interest rate	2.57%
Expected term (in years)	6.5
Expected volatility	74.8%
Expected dividend yield	0.0%
Fair value per share of underlying Series B Preferred Shares	$4.98

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

The following assumptions were used to determine the fair value of the Series C1 Preferred Warrant:

YEAR ENDED DECEMBER 31, 2018
Risk-free interest rate	2.57%
Expected term (in years)	6.5
Expected volatility	74.8%
Expected dividend yield	0.0%
Fair value per share of underlying Series C1 Preferred Shares	$4.21

In connection with the Reorganization (see Note 11), the Series B Preferred Warrants were exchanged for warrants to purchase Series B-3 Preferred Stock (the “Series B-3 Preferred Warrants”) with substantially the same terms. As of December 31, 2019, there were three outstanding Series B-3 Preferred Warrants to purchase an aggregate of 299,999 shares of Series B-3 Preferred Stock. The exercise price of the outstanding Series B-3 Preferred Warrants was $1.20 per share and they expire on the fifth anniversary of the closing of the first public offering of the Company’s common stock. Upon the closing of the first public offering of the Company’s common stock, the Series B-3 Preferred Warrants mandatorily convert into warrants to purchase common stock with the same terms and provisions as those immediately prior to the mandatory conversion, subject to adjustment for the reverse stock split.

The following assumptions were used to determine the fair value of the Series B-3 Preferred Warrants:

YEAR ENDED DECEMBER 31, 2019
Risk-free interest rate	1.73%
Expected term (in years)	5.5
Expected volatility	71.1%
Expected dividend yield	0.0%
Fair value per share of underlying Series B-3 Preferred Stock	$1.40

Note 15—Net Income (Loss) per Share and Unaudited Pro Forma Net Loss per Share

Net Income (Loss) per Share

The following is a reconciliation of weighted-average Common 1 shares outstanding used in calculating basic net income per share, which includes the Common 1 Warrants outstanding, to weighted-average Common 1 shares outstanding used in calculating diluted net loss per share:

YEAR ENDED DECEMBER 31, 2018
Weighted-average Common 1 shares outstanding, basic	2,547,924
Add: Effect of dilutive securities
Series B Preferred Warrants	46,346
Series C1 Preferred Warrant	12,381

Weighted-average Common 1 shares outstanding, diluted	2,606,651

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Following the Reorganization, the Company calculates net loss per share based on its outstanding shares of common stock. For the year ended December 31, 2019, the weighted average shares of common stock outstanding includes the weighted average number of Common 1 shares outstanding prior to the Reorganization. The weighted-average common stock outstanding, basic and diluted, which includes the Common Stock Warrant outstanding, was the same for the year ended December 31, 2019.

For the year ended December 31, 2018, the Series A Preferred Warrant and the Preferred Shares under the if-converted method were excluded from the calculation of diluted net loss per share as their impact would have been anti-dilutive. As of December 31, 2018, the Series A Preferred Warrant had expired unexercised.

The following table sets forth the outstanding shares of Common 1 or common stock equivalents, presented based on amounts outstanding as of December 31, 2019, that have been excluded from the calculation of diluted net loss per share because their inclusion would have been anti-dilutive, including the Preferred Stock that would have been issued under the if-converted method (in shares of Common 1 or common stock equivalent shares, as applicable):

YEAR ENDED DECEMBER 31, 2019
Series A Preferred Stock	768,195
Series B-1 Preferred Stock	3,488,407
Series B-2 Preferred Stock	2,054,993
Series C Preferred Stock	1,508,503
Series D Preferred Stock	12,529,125
Stock options	2,091,366
Enterprise junior stock (1)	676,795

(1)	For purposes of determining the conversion ratio for the enterprise junior stock, the Company utilized the fair value per share of common stock of $5.43, which was based on a valuation performed as of December 18, 2019.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Unaudited Pro Forma Net Loss per Share

Unaudited pro forma basic and diluted net loss per share is calculated as follows (in thousands, except share and per share data):

YEAR ENDED DECEMBER 31, 2019
(unaudited)
Numerator:
Net loss allocable to shares of common stock, basic	$(52,747)
Preferred return on Series A Preferred Shares	228
Accretion of preferred return on Series B Preferred Shares	2,180
Loss on extinguishment of Series A, Series B-1 and Series B-2 Preferred Stock	3,584
Accretion of cumulative dividends and issuance costs on Series D Preferred Stock	555
Distribution to holders of Series A, Series B and Series C1 Preferred Shares in excess of accrued preferred return	11,347
Change in fair value of the warrant liability	(881)

Pro forma net loss allocable to shares of common stock, basic and diluted	$(35,734)

Denominator:
Weighted-average common stock outstanding, basic and diluted	2,547,927
Pro forma adjustment for automatic conversion of all outstanding shares of redeemable convertible and convertible preferred stock into shares of common stock	8,317,768
Pro forma adjustment for the automatic conversion of all outstanding enterprise junior stock into shares of common stock	478,395

Pro forma weighted-average shares of common stock outstanding, basic and diluted	11,344,090

Pro forma net loss per share of common stock, basic and diluted	$(3.15)

Note 16—Income Taxes

For the year ended December 31, 2018 the Company recorded an $8.6 million tax expense primarily associated with the taxable income reported in that year. For the year ended December 31, 2019, the Company recorded a $1.8 million income tax benefit primarily associated with the reduction of its uncertain tax positions. A summary of the income tax expense (benefit) is as follows (in thousands):

	DECEMBER 31,
	2018	2019
Current:
Federal	$5,998	$(1,116)
State	2,259	(732)
Deferred:
Federal	296	—
State	15	—

Total tax expense (benefit)	$8,568	$(1,848)

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

A reconciliation of income taxes computed using the U.S. federal statutory rate to that reflected in the consolidated statements of operations and comprehensive income (loss) is as follows:

	DECEMBER 31,
	2018	2019
Income tax computed at federal statutory tax rate	21.0%	(21.0%)
State taxes, net of federal benefit	4.5%	(12.7%)
Federal research credits	(66.3%)	(20.3%)
State research credits	(6.3%)	(3.7%)
State credit expiration	0.0%	3.1%
Equity compensation	5.9%	1.2%
Partnership expenses	1.9%	0.9%
Permanent differences	(0.5%)	0.0%
Audit settlement	(0.5%)	(3.7%)
Valuation allowance	102.0%	51.2%

Effective tax rate	61.7%	(5.0%)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	DECEMBER 31,
	2018	2019
Net operating loss carryforwards	$—	$15,103
Research and development credits	13,072	20,114
Capitalized expenses	3,254	3,280
Accrued expenses and other	2,560	1,771
Deferred revenue	35,255	339

Deferred tax asset subtotal	54,141	40,607
Less: Valuation allowance	(53,264)	(40,211)

Deferred tax assets after valuation allowance	877	396
Depreciation	(877)	(396)

Net deferred tax assets	$—	$—

As of December 31, 2018, the Company did not have any Federal or State net operating loss carryforwards. As of December 31, 2019, the Company had Federal and State net operating loss carryforwards of approximately $45.3 million and $82.9 million, respectively. None of the Federal net operating loss carryforwards expire. The State net operating loss carryforwards expire at various dates through 2039. As of December 31, 2018, the Company had Federal and State research and development tax credit carryforwards of approximately $9.0 million and $5.1 million, respectively, which expire at various dates through 2038. As of December 31, 2019, the Company had Federal and State research and development tax credit carryforwards of approximately $16.5 million and $4.6 million, respectively, which expire at various dates through 2039.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

As required by ASC 740, management of the Company has evaluated the evidence bearing upon the realizability of its deferred tax assets. Based on the weight of available evidence, both positive and negative, management has determined that it is more likely than not that the Company will not realize the benefits of these assets. Accordingly, the Company recorded a valuation allowance of $53.3 million and $40.2 million at December 31, 2018 and December 31, 2019, respectively. The valuation allowance decreased by $13.1 million during the year ended December 31, 2019, primarily as a result of realization of a majority of the deferred revenue partially offset by the generation of tax attributes.

Utilization of the U.S. federal and state net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax liabilities, respectively. The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation, due to the significant cost and complexity associated with such a study. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development credit carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company applies the accounting guidance in ASC 740 related to accounting for uncertainty in income taxes. The Company’s reserves related to taxes are based on a determination of whether, and how much of, a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. The following is a roll forward of the Company’s unrecognized tax benefits (in thousands):

	DECEMBER 31,
	2018	2019
Balance at beginning of year	$3,357	$3,165
Gross increases—tax positions of prior years	—	296
Gross increases—current period tax positions	—	—
Gross decreases—tax positions of prior years	(192)	(863)
Gross decreases—lapses of statute of limitations	—	(246)
Gross decreases—settlements	—	(2,352)

Balance at end of year	$3,165	$—

As of December 31, 2018 and 2019, the Company had $3.2 million and zero in unrecognized tax benefits, respectively. Total interest and penalties for the unrecognized tax benefits include $0.5 million and zero as of December 31, 2018 and 2019, respectively. During 2019, the Company concluded the examination of its 2015 and 2016 U.S. federal income tax returns and released $3.2 million of unrecognized tax benefits of which $0.9 million was recognized in the consolidated statements of operations and comprehensive income (loss). The Company will recognize interest and penalties related to uncertain tax positions in income tax expense.

The Company files income tax returns in the United States federal tax jurisdiction and one state jurisdiction. The Company did not have any foreign operations during the years ended December 31, 2018 and 2019. The statute of limitations for assessment by the Internal Revenue Service and state tax authorities is closed for tax years prior to 2016 although carryforward attributes generated in years prior may still be adjusted upon examination to the extent utilized in a future period.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Note 17—Collaboration Agreements

Celgene Research and Collaboration Agreement (Terminated in December 2018)

In April 2013, the Company entered into a Research and Collaboration Agreement (“Celgene 1.0”) with Celgene with the primary focus of identifying, generating and developing lead product candidates for potential treatment of human diseases and conditions in the area of protein homeostasis. Celgene 1.0 was a multi-program collaboration in which the Company conducted research and development over a period from the effective date to the earlier of: (i) four years after the effective date; or (ii) six months after the creation of the eighth subsidiary (the “Research Term”), with certain circumstances in which the Research Term could be extended.

In exchange for upfront, nonrefundable consideration of $24.0 million, the Company was primarily responsible for the identification, generation and development of compounds with respect to specified targets. During the Research Term, the Company established and conducted lead optimization stage programs for each target to identify and develop lead candidates. On a target-by-target basis, upon identification of a lead candidate by the Joint Steering Committee (“JSC”), Celgene had the option to continue the development of that lead candidate (the “Subsidiary Development License and Research Services Option”). Upon option exercise, the Company formed a new wholly owned subsidiary, funded each subsidiary with $3.0 million in cash and transferred certain assets related to the specified lead candidate to the subsidiary. Celgene then entered into a separate license agreement with the subsidiary for continued research and development with respect to the lead candidate. Upon the execution of the license agreement, Celgene paid a non-refundable upfront license fee ranging from $19.0 million to $29.0 million per subsidiary. The Company owned 100% of the equity of each subsidiary formed and fully consolidated all such subsidiaries resulting from Celgene 1.0 in its consolidated financial statements.

Under the subsidiary license agreements, the Company was responsible for advancing lead candidates through the end of Phase I clinical trials (“EOP1”), including all regulatory and manufacturing activities. Upon completion of EOP1, Celgene had an option to obtain commercialization rights associated with the lead candidate for an upfront license fee per subsidiary (the “Celgene 1.0 Commercialization License Option”). Thereafter, Celgene had the sole right and responsibility, at its expense, for all commercialization activities in connection with the licensed products, with rights outside of the U.S. Upon exercise of the option, Celgene was granted an option to purchase all of the equity of the subsidiary, in stages, upon the achievement of certain milestones.

Cumulatively through December 28, 2018, the termination date of the Celgene relationship, the Company had substantially completed its research and development obligations under Celgene 1.0, forming seven subsidiaries required upon Celgene’s exercise of the subsidiary options. The creation of the subsidiaries resulted in the collection of $169.0 million in license fees. No programs being developed under the Celgene 1.0 subsidiaries reached EOP1, and the Company had ongoing development activities for five subsidiaries, as of the termination in 2018.

Celgene Collaboration and Option Agreement (Terminated in December 2018)

In March 2014, the Company entered into a Collaboration and Option Agreement with Celgene (“Celgene 2.0”) with the primary focus of identifying, generating and developing product candidates for potential treatment of human diseases and conditions utilizing the Company’s drug discovery engine screening and structure-based approaches across broad families of targets including tumor metabolism, epigenetics, protein homeostasis and protein-protein interactions.

Celgene 2.0 had a series of three successive research periods, each referred to as a “Vintage” with the first Vintage being referred as “Vintage One” and so on. Each Vintage represented a time- and event-driven period during which the Company established and conducted discovery activities, at its discretion, to identify and develop lead candidates for lead optimization programs. The collaboration term for each Vintage varied with Vintage One’s term beginning on the effective date of the agreement and extending over a period of three years and six months. Each subsequent Vintage represented an option granted to Celgene (“Vintage Options”), with Vintage Two having a collaboration term of two years and three months and Vintage Three having a collaboration term of two years. Consideration under Vintage One was comprised of a single, upfront payment of $225.0 million. Consideration

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

payable upon option exercise for Vintage Two and Vintage Three was a non-refundable, upfront payment of $195.0 million and $200.0 million, respectively. Each Vintage had minimum program targets which, if not achieved, extended the term for an additional year, for no additional consideration due from Celgene.

As programs were identified for inclusion in a Vintage, the Company issued a Program Placement Notice to Celgene that included the identity of the program, including the targets and associated chemotype(s) applicable to such lead candidate(s) within the program, as well as a list of any patent applications filed by the Company with respect to such program (“Vintage Program”).

In the event the Company identified and developed a clinical lead candidate under a Vintage, the Company issued a Clinical Lead Candidate Notice which included a detailed data package containing the data generated for the Vintage Program, and Celgene had the option to enter into a license agreement for the Vintage Program to obtain exclusive development rights in the European Union (“Clinical Lead Candidate License”). The option (the “Development License Option”) was subject to a non-refundable, non-creditable upfront license fee, the first of which was $20.0 million and with each increasing by $1.0 million for each option exercised thereafter.

Under the Clinical Lead Candidate License agreement, the Company was responsible for all worldwide development of the applicable licensed products through EOP1. At the completion of EOP1, Celgene had the option to make an EOP1 Payment of $25.0 million to secure the commercialization rights to the related candidate(s) outside of the U.S. Upon exercise of this option (the “Celgene 2.0 Commercialization License Option”), Celgene was responsible for all activities for such Vintage Program and paid all costs through ex-U.S. (“ROW”) regulatory approval. If Celgene opted out of further development or failed to pay certain amounts tied to clinical milestones, all ROW rights to that Vintage Program reverted to the Company. In all cases, the Company retained commercialization rights to all Vintage Programs in the U.S.

In 2014, the Company received the upfront cash payment of $225.0 million for Vintage One. In 2015 and 2016, the Company provided two Program Placement Notices under Vintage One. Celgene executed its Clinical Lead Candidate License options to continue development of both programs, paying the Company non-refundable upfront license fees totaling $41.0 million. In 2017, the Company reached EOP1 related to one of the Clinical Lead Candidate Licenses and Celgene exercised its Celgene 2.0 Commercialization License Option which expanded its development rights to ROW and granted ROW commercialization rights in exchange for a non-refundable upfront license fee of $25.0 million.

In 2017, Celgene executed its Vintage Option for Vintage Two and paid the Company the upfront cash payment of $195.0 million.

On December 28, 2018, the Company and Celgene mutually agreed to terminate Celgene 1.0 and Celgene 2.0 (“the Termination”), including all partially satisfied and unsatisfied obligations. Concurrently, the Company and Celgene entered into a (i) worldwide license agreement for FT-1101 for which Celgene had, prior to the Termination, a Clinical Lead Candidate License under Celgene 2.0, and (ii) a worldwide license for USP30 being developed under Celgene 2.0 which was not previously licensed under a Clinical Lead Candidate License, prior to the Termination (the “License Agreements”). Under the License Agreements, Celgene paid the Company $77.5 million in license fees and an estimated $7.1 million in transition and transfer activities, for which Celgene ultimately paid $7.6 million for transition and transfer activities. The Company is eligible to receive payments of up to $30.0 million in development milestones, $150.0 million in regulatory milestones and $75.0 million in commercial milestones if such milestones are achieved by Celgene. The first eligible milestone for FT-1101 is payable upon the first patient dosed with the first licensed product comprising FT-1101 in a Phase III clinical trial. The first eligible milestone for USP30 is payable upon achievement of regulatory approval for the first licensed product comprising USP30 for first indication. Additionally, the Company will receive single-digit sales-based royalties on net sales of licensed products by Celgene.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

ASC 605 Accounting Analysis

For periods prior to January 1, 2019, the Company accounted for revenue in accordance with ASC 605. The Company concluded that Celgene 1.0, including the obligations for each subsidiary, and Celgene 2.0, including each Vintage, were separate contracts for accounting purposes. While the agreements were all with the same party, the consideration, elements and functionality, and success or failure of each was independent of all others. Therefore, the Company accounted for each on a standalone basis for a total of thirteen contracts as follows:

∎	Research and development services for Celgene 1.0 (“Celgene 1.0 R&D”)

∎	Research and development services for seven subsidiaries under Celgene 1.0 (“Celgene 1.0 Subs”)

∎	Research and development services for Celgene 2.0 Vintage One (“Vintage One R&D”)

∎	Research and development services for Celgene 2.0 Vintage Two (“Vintage Two R&D”)

∎	Development licenses for two Clinical Lead Candidate License programs under Celgene 2.0 Vintage One (“Development Licenses”)

∎	Commercialization license for one Clinical Lead Candidate License program that reached EOP1 (“Commercialization License”)

Celgene 1.0 R&D

The deliverables for Celgene 1.0 R&D were the research license, research services and participation on the JSC. The Company concluded the deliverables comprised one unit of accounting. The research license was delivered upon execution of the agreement and the research services and JSC services were delivered over time. The research license provided Celgene with the ability to evaluate the research and development results under the collaboration and to perform its responsibilities under the research plan, if any. The Company determined that the research licenses had insignificant value to Celgene as the research licenses merely allowed Celgene the right to perform research under the research plan if the Company directed Celgene to do so, or to evaluate the results of a program, and; therefore, did not have standalone value from the research services. The Company also considered whether the JSC participation had standalone value. The JSC activities were a participatory obligation and the members provided technical oversight and management to the overall collaboration activities, including the facilitation of the early stage research performed and coordination of the activities of both the Company and Celgene. The Company’s participation on the JSC was essential to Celgene receiving value from the research services; therefore, the JSC and research services deliverables was combined into a single unit of accounting, along with the research license. Consideration for Celgene 1.0 R&D was $24.0 million and was recognized over an estimated eight-year service period, on a straight-line basis, as there is no discernable pattern or objective measure of performance of the services.

The Subsidiary Development License and Research Services Options were considered substantive options. The options, and the underlying obligations, were not considered deliverables at inception and the associated option exercise payments were not included in allocable consideration.

Celgene 1.0 Subs

The deliverables for the individual Celgene 1.0 Subs were the development license and research services. The Company concluded the deliverables comprised one unit of accounting for each individual subsidiary. The development license did not have standalone value from the development services as the development license only provided Celgene with the ability to evaluate the research and development results under the collaboration and to perform its responsibilities under the development plan, if any. The Company determined that the development license that was delivered in connection with the execution of the license agreement did not have value to Celgene on a standalone basis without the development services, which were necessary to further the subsidiary development toward EOP1. Consideration for each Celgene 1.0 Sub ranged from $19.0 million to $29.0 million and was recognized using a proportional performance model over the estimated performance period of the services associated with each subsidiary.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

The Celgene 1.0 Commercialization License Options were considered substantive options. The options, and the underlying obligations, were not considered deliverables at inception and the associated option exercise payments were not included in allocable consideration. Celgene never exercised any of these options.

Vintage One & Two R&D

The deliverables for Vintage One R&D and Vintage Two R&D were the research and development services, the research license and JSC participation during the defined research period of each Vintage. The Company concluded the deliverables comprised one unit of accounting for each Vintage. The research licenses were delivered upon execution of the agreement and the research and development services and JSC obligations associated with each Vintage were delivered over time. The research license provided Celgene with the ability to evaluate the research and development results under the collaboration and to perform its responsibilities under the research plan, if any. As such, the research license did not have value to Celgene on a standalone basis without the research and development services and JSC participation services, which were over the same period of performance. Consideration for Vintage One R&D and Vintage Two R&D was $225.0 million and $195.0 million, respectively. Revenue was recognized over the respective service periods on a straight-line basis as there was no discernable pattern or objective measure of performance of the services.

The Development License Options were considered substantive options. The options, and the underlying obligations, were not considered deliverables at inception and the associated option exercise payments were not included in allocable consideration.

Development Licenses

The deliverables for the Development Licenses were the research and development services, the development licenses and participation on the Joint Development Committee (“JDC”) for each licensed program. The Company concluded the deliverables comprised one unit of accounting for each licensed program. The development licenses for each licensed program did not have standalone value from the development services and JDC obligations. The development licenses provided Celgene with the ability to evaluate the research and development results and perform its responsibilities under the development plan, if any. Additionally, they provided Celgene the right to perform additional research and development in the European Union (above and beyond the first Phase I Clinical Study), if needed. As a result, the Company determined that the licenses that were delivered in connection with the execution of the license agreements did not have value to Celgene on a standalone basis without the research and development services, and JDC participation which was over the same period, which were all necessary to further the programs toward EOP1. Consideration under the Development Licenses was $41.0 million, and revenue was recognized over the respective service periods on a straight-line basis as there was no discernable pattern or objective measure of performance of the services.

The Celgene 2.0 Commercialization License Options were considered substantive options. The options, and the underlying obligations, were not considered deliverables at inception and the associated option exercise payments were not included in allocable consideration.

Commercialization Licenses

The deliverables for the Commercialization License were the commercialization license and technology transfer services. The Company concluded that the license did not have standalone value from the technology transfer services deliverable. As Celgene could not fully utilize the license for its intended purpose without the corresponding know-how, development data, manufacturing agreements and regulatory materials possessed by the Company, the technology transfer was essential to the functionality of the license. Celgene could not fully exploit the license by conducting its own clinical trials without the ability to utilize information and data provided through the technology transfer and therefore the license did not have standalone value from the transfer services. Therefore, the Company concluded that the license should be combined with the technology transfer as a single unit of accounting. Consideration under the Commercialization License was $25.0 million which was recognized as the technology transfer was completed during the year ended December 31, 2018.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Termination Agreement

The Company concluded the Termination comprised a modification of the obligations under Celgene 1.0 and Celgene 2.0, including the seven Celgene 1.0 Subs, Vintage One, Vintage Two, the Development Licenses and the Commercialization License. As it terminated all existing agreements with, and obligations to, Celgene and replaced them with the License Agreements, the Company accounted for the License Agreements as a new arrangement. As the License Agreements were executed at the same time as the termination of the existing agreement, and with the same customer, the Company combined the License Agreements for accounting purposes (hereafter referred to as the “Modified Arrangement”).

The deliverables under the Modified Arrangement were worldwide development and commercialization license rights to FT-1101 and USP30 and the technology transfer activities performed for each compound. The technology transfer activities included the close out of a Phase I study for FT-1101, and the transfer of clinical data and regulatory material, manufacturing know-how and data necessary for Celgene to continue the development of both FT-1101 and USP30. As Celgene benefited from the functionality of FT-1101 and USP30 as the Company provided the technology transfer, the Company concluded the license rights for each compound did not have standalone value from their respective technology transfer activities. Therefore, the technology transfer activities were combined with the respective license rights for two separate units of accounting (hereafter referred to as the “FT-1101 Combined Unit” and “USP30 Combined Unit”).

Consideration under the Modified Arrangement was comprised of the deferred revenue balance as of the effective date of the Termination of $117.8 million, license fees of $77.5 million and consideration related to the technology transfer services of $7.1 million for total consideration of $202.4 million. The Company excluded the contingent milestone payments and sales-based royalties from consideration as the Company is only eligible to receive such amounts if Celgene achieves certain development, regulatory and commercial objectives that are outside of the Company’s control. In allocating consideration to each unit of accounting, the Company determined the BESP of each unit of accounting and allocated $137.0 million to the FT-1101 Combined Unit and $65.4 million to USP30 Combined Unit. Technology transfer activities did not commence until after December 31, 2018; therefore, no revenue under the Modified Arrangement was recognized prior to adoption of Topic 606 on January 1, 2019. The Company had $200.4 million of deferred revenue related to the Modified Arrangement as of December 31, 2018.

The Company recognized total revenue related to the Celgene arrangements of $158.4 million for the year ended December 31, 2018 under ASC 605.

Topic 606 Accounting Analysis

The Company adopted Topic 606 effective January 1, 2019 applying the five-step model to each of the thirteen contracts comprising the Celgene arrangement. In applying the modified retrospective approach as of the date of adoption, the Company determined the amount of revenue that would have been recognized in accordance with Topic 606 for the prior agreements with Celgene, including the Modified Arrangement as of January 1, 2019. In doing so, the Company determined the amount of revenue recognized under each agreement with Celgene prior to the date of the Termination in accordance with Topic 606 and applied the contract modification guidance within Topic 606 to the Modified Arrangement.

Celgene 1.0

The promises for Celgene 1.0 R&D included a research license, research services, JSC participation and license options. As the research license was specifically granted to Celgene for its evaluation of the results of the Company’s performance of the research and development services, and also afforded Celgene the ability to perform services specifically required under the research plan, if any, the Company concluded Celgene could not benefit from the research license without the research and development services. Additionally, the Company’s participation on the JSC is essential to Celgene receiving value from the research services as the oversite and management of the JSC was considered integral to the performance of the research services. Therefore, the research license, research and development services and JSC were not distinct and were combined into one performance obligation.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

The Company concluded the exercise price of the Subsidiary Development License and Research Services Options approximated their standalone selling price based on the scope of work and pricing relative to comparable contracts. Therefore, the options were not deemed to be material rights and will be accounted for upon option exercise.

The transaction price for Celgene 1.0 R&D included a single upfront, nonrefundable payment of $24.0 million. There was no allocation of the transaction price as there was a single performance obligation. The Company applied an input method measure of progress based on cost incurred relative to total cost to fulfill its performance obligation to recognize revenue over time. This approach was the most faithful depiction of progress as Celgene’s benefit was commensurate with the effort and costs incurred over the term of the contract. As of the Termination, the Company had substantially completed its performance obligation for Celgene 1.0 R&D. Accordingly, there would have been no remaining deferred revenue as of the date of the Termination.

Seven Celgene 1.0 Subs resulted from the exercise of the options provided for under the Celgene 1.0 R&D. The promises for the Celgene 1.0 Subs were consistent across each subsidiary and included a development license, research services and license options. As the development license was specifically granted to Celgene in order for evaluation of the results of the Company’s performance of the research and development services and also afforded Celgene the ability to perform services specifically required under the development plan, if any, the Company concluded Celgene could not benefit from the development license without the research and development services. Therefore, the development license and research and development services were not distinct and were combined into one performance obligation.

The Company concluded that the exercise price of the Celgene 1.0 Commercialization License Options approximated their standalone selling price based on the scope of work and pricing relative to comparable contracts. Therefore, the options were not deemed to be material rights and will be accounted for as separate contracts upon option exercise.

The transaction price for the Celgene 1.0 Subs included a single upfront, nonrefundable payment for each and no allocation was required as each contained a single performance obligation. The total of all the transaction prices for the seven subsidiary contracts was $169.0 million. The Company applied an input method measure of progress based on cost incurred relative to total cost to fulfill its performance obligation to recognize revenue over time. This approach was the most faithful depiction of progress as Celgene’s benefit was commensurate with the effort and costs incurred over the term of the contract. As of the Termination, the Company would have had approximately $40.7 million in deferred revenue related to the Celgene 1.0 Subs.

Celgene 2.0

The promises for Vintage One R&D and Vintage Two R&D were similar. Each of Vintage One and Vintage Two included a research license, research and development services, JSC participation, and license options. Additionally, Vintage One included Vintage options. As the research license was specifically granted to Celgene for its evaluation of the results of the Company’s performance of the research and development services, and also afforded Celgene the ability to perform services specifically required under the research plan, if any, the Company concluded Celgene could not benefit from the research license without the research and development services. Additionally, the Company’s participation on the JSC is essential to Celgene receiving value from the research services as the oversite and management of the JSC was considered integral to the performance of the research services and the JSC services. Therefore, the research license, research and development services and JSC services were not distinct and were combined into one performance obligation.

The Company concluded the exercise price of the Development License Options approximated their standalone selling price based on estimated costs to perform the services, scope of work, and reasonable profit margin. Therefore, the license options were not deemed to be material rights and will be accounted for upon option exercise.

The Company concluded the Vintage Options approximated their standalone selling price based on the scope of work, estimated cost to complete each Vintage, reasonable profit margin and comparable market data. Therefore, the Vintage Options were not deemed to be material rights and will be accounted for as separate contracts upon option exercise.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

The transaction price for Vintage One R&D and Vintage Two R&D was comprised of a single upfront, nonrefundable payment of $225.0 million and $195.0 million, respectively. As each Vintage contained a single performance obligation, there was no allocation of the transaction prices. The Company applied an input method measure of progress based on cost incurred relative to total cost to fulfill its performance obligation to recognize revenue over time. This approach was the most faithful depiction of progress as Celgene’s benefit was commensurate with the effort and costs incurred over the term of the contracts. As of the Termination, the Company would have had approximately $107.1 million in deferred revenue related to Vintage Two R&D. Vintage One R&D was completed prior to the execution of the Modified Arrangement.

The promises for the Development Licenses were consistent across each of the two licensed programs and included a development license, research and development services, JDC participation and license options. As the development license was specifically granted to Celgene for its evaluation of the results of the Company’s performance of the research and development services, and also afforded Celgene the ability to perform services specifically required under the development plan, if any, the Company concluded Celgene could not benefit from the development license without the research and development services. Additionally, the Company’s participation on the JDC is essential to Celgene receiving value from the research services as the oversite and management of the JDC was considered integral to the performance of the research services and the JDC services. Therefore, the development license, research and development services and JDC were not distinct and were combined into one performance obligation.

The Company concluded the Celgene 2.0 Commercialization License Options approximated their standalone selling price based on the scope of work and pricing relative to comparable contracts to which the Company was a party. Therefore, the license options were not deemed to be material rights and will be accounted for as separate contracts upon option exercise.

The transaction price for each Development Licenses was comprised of a single, upfront nonrefundable payment, the first of which was $20.0 million and the second $21.0 million. Each contract contained a single performance obligation, therefore there was no allocation of the transaction prices. The Company applied an input method measure of progress based on cost incurred relative to total cost to fulfill its performance obligation to recognize revenue over time. This approach was the most faithful depiction of progress as Celgene’s benefit is commensurate with the effort and costs incurred over the term of the Development Licenses. As of the Termination, the Company would have recognized all revenue related to the Development Licenses.

The transaction price for the Commercialization License was comprised of an upfront nonrefundable payment of $25.0 million. The contract contained a single performance obligation therefore, there was no allocation of the transaction price. The transaction price under the commercialization license would have been recognized as the technology transfer was performed during the year ended December 31, 2018.

The Modified Arrangement was comprised of multiple contracts including termination letters for the existing agreements and License Agreements. The Company concluded the multiple contracts under the Modified Arrangement should be combined for accounting purposes as they were executed at the same time and negotiated with a single commercial objective. Accordingly, the Company applied the modification guidance under Topic 606 determining that certain promised goods and services under the Modified Arrangement were distinct from those already provided while others were not distinct. Therefore, the Company updated the transaction price of the Modified Arrangement to include the deferred revenue related to the unsatisfied performance obligations prior to the termination date plus the incremental consideration received under the License Agreements.

The promises under the Modified Arrangement included a worldwide development and commercialization license to FT-1101 and USP30 along with related technology transfer activities for each compound. The technology transfer activities included the completion of a Phase I study for FT-1101, and the transfer of clinical data and regulatory material, manufacturing know-how and data necessary for Celgene to continue the development of both FT-1101

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

and USP30. Without the technology transfer activities, Celgene would be unable to fully exploit the licensed compounds and therefore each license is not distinct from its respective technology transfer activities. However, once the transfer activities were completed, Celgene was able to exploit each license independent of the other. Therefore, the technology transfer activities were combined with the associated license for two separate performance obligations (hereafter, referred to as the “FT-1101 Combined PO” and “USP30 Combined PO”).

The transaction price of the combined contract was $232.9 million, inclusive of $147.8 million related to deferred revenue of the partially satisfied obligations prior to the Termination along with $77.5 million of additional license fees, and $7.6 million of reimbursement of certain costs, including costs incurred performing technology transfer activities. The Company concluded the consideration related to the development, regulatory and commercial milestone payments is fully constrained as the achievement of such milestones is outside of the Company’s control and it is probable that a significant reversal of revenue could occur. Further, the Company accounts for the sales-based royalties consistent with the sales- and usage-based royalty guidance when (or as) such amounts are earned.

Using various measures, including projected cash flows and data from comparable market transactions, the Company determined the estimated standalone selling prices and allocated the transaction price to the FT-1101 Combined PO and USP30 Combined PO based on the relative standalone selling price. The allocated transaction price of the FT-1101 Combined PO and USP30 Combined PO was $157.8 million and $75.1 million, respectively.

The Company recognizes revenue over time for each of these performance obligations using an input method based on a measure of cost incurred relative to total estimated cost for the technology transfer activities as this represents the most faithful depiction of progress under the contract as the costs incurred were indicative of progress achieved. Progress of the technology transfer activities did not commence until after December 31, 2018, therefore no revenue was recorded after the Termination in the year ended December 31, 2018. The technology transfer activities were completed and the license rights were fully transferred to Celgene in May 2019 for the USP30 Combined PO and December 2019 for the FT-1101 Combined PO.

For the year ended December 31, 2019, the Company recognized $96.5 million of revenue related to the Modified Arrangement.

Other Collaboration Agreements

The Company has a license agreement with Boehringer Ingelheim (“BI”) for which it is eligible to receive certain development and commercialization milestones based on progress achieved by BI. The Company considered the license agreement with BI in its adoption of Topic 606. All performance obligations related to research services were completed prior to the adoption of Topic 606 and all consideration related to the milestone payments are fully constrained. As the achievement of the milestones are outside of the Company’s control, it is not probable that a significant reversal of revenue would not occur. Therefore, as there are no ongoing service obligations and the milestones remain constrained, the Company will recognize revenue under the license agreement when a milestone is achieved by BI. Accordingly, there was no impact of adoption for the license agreement with BI. In 2019, the Company received one milestone payment of $4.0 million when BI initiated a Phase I trial for the licensed product and recognized revenue for the full milestone payment at that time as there are no ongoing obligations.

In November 2010, the Company entered into an arrangement with a partner to deliver a compound library. Included in the arrangement were certain options to exclusive licenses for a defined number of library compounds. The Company determined the options represented material rights as they were exercisable for no additional consideration. The Company concluded the contract term was ten years at which point, the options expire. The Company completed the service obligations in January 2012 and, as of December 31, 2019, no options have been exercised. As of December 31, 2019, the Company had $1.2 million of deferred revenue related to the options.

For the year ended December 31, 2019, the Company recognized total revenues of $100.6 million. Had revenue been recognized in accordance with ASC 605, revenue recognized for the year ended December 31, 2019 would have been $209.0 million.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

Summary of Contract Assets and Liabilities

The following table presents changes in the Company’s balances of contract liabilities (in thousands):

	BEGINNING OF PERIOD	ADDITIONS	DEDUCTIONS	END OF PERIOD
Year Ended December 31, 2019
Deferred revenue	$94,031	$3,765	$96,557	$1,239
Deferred revenue, noncurrent	$1,266	$—	$1,266	$—

For the year ended December 31, 2019, $94.1 million of collaboration revenue recognized was included in deferred revenue at the beginning of the period.

The Company had no contract asset balances as of and for the year ended December 31, 2019.

Note 18—401(k) Savings Plan

The Company maintains a defined contribution savings plan covering all eligible U.S. employees under Section 401(k) of the Internal Revenue Code. As of April 2012, by approval of the Company’s board of directors, the Company contributes to the plan in an amount equal to 100% of employee contributions up to a maximum of 6% of the employee’s base salary. The Company’s contributions to the plan for the years ending December 31, 2018 and 2019 were $1.5 million and $1.3 million, respectively.

Note 19—Subsequent Events

(a) Stock Option Grant

In February 2020, the Company granted 1,937,315 stock options to 75 existing employees, executives and directors under the 2019 Plan. Such stock options were issued with an exercise price of $5.43 per share and a grant date fair value per share ranging from $3.41 to $3.55. The stock options vest in accordance with terms typically granted under the 2019 Plan. The Company recorded equity-based compensation expense of $0.3 million related to the grant for the quarter ended March 31, 2020 and will continue to recognize equity-based compensation expense over the vesting term.

(b) Early Discovery Divestiture

In March 2020, the Company and a private biotechnology company (“NewCo”) executed an agreement to divest the Company’s Early Discovery capabilities. Pursuant to the asset purchase agreement, NewCo purchased certain assets, including specified intellectual property, from the Company in exchange for $17.5 million in cash, which will be paid in incremental payments until June 2021, and $10.0 million in equity of NewCo. The NewCo equity interest will be received during the next twelve months. The Company is eligible to receive low single digit future royalties on net sales of certain assets sold by NewCo. The divestiture resulted in a reduction in headcount by 23 employees, which all transitioned to NewCo. Concurrent with the divestiture, the Company’s Branford, CT lease and certain revenue contracts were assigned to and assumed by NewCo. The Company concluded the assets did not meet the criteria for held-for-sale classification or discontinued operations accounting as of December 31, 2019, therefore the impact of the sale was recorded in March 2020.

(c) Common Stock Warrant Exercise

In March 2020, one investor exercised the outstanding Common Stock Warrant to purchase 297,241 shares of common stock at a purchase price of $0.04 per share. No Common Stock Warrants were outstanding subsequent to the exercise.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Consolidated Financial Statements

(d) CARES Act

Effective March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) to provide relief to Company’s impacted by the Coronavirus outbreak. The CARES Act made temporary changes to the U.S. Internal Revenue Code, including a change to allow a five year carryback of net operating losses incurred during the years ended December 31, 2018, 2019, and 2020, eliminated the NOL utilization limitation from 80% to 100% for losses incurred during those years, and the acceleration of the U.S federal AMT credit. The Securities and Exchange Commission has yet to provide guidance for the accounting of for certain income tax effects of the CARES Act. The Company expects to complete the analysis of these temporary provisions and account for the financial statement impact in 2020, the period of enactment.

(e) Reverse Stock Split

The Company’s Board of Directors and stockholders approved a one-for-4.2775 reverse stock split of the Company’s common stock that became effective on June 12, 2020, which also results in a corresponding adjustment to the outstanding shares of enterprise junior stock. All shares and per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split and adjustment of the Preferred Stock conversion ratios.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

(unaudited)

	DECEMBER 31,	MARCH 31,	PRO FORMA MARCH 31,
	2019	2020	2020
Assets
Current assets:
Cash and cash equivalents	$173,180	$110,329	$110,329
Marketable securities	—	32,107	32,107
Accounts receivable	227	—	—
Income tax receivable	592	20,078	20,078
Prepaid expenses and other current assets	3,314	14,112	14,112

Total current assets	177,313	176,626	176,626
Property and equipment, net	5,102	2,239	2,239
Other assets	620	13,518	13,518

Total assets	$183,035	$192,383	$192,383

Liabilities, Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,521	$1,961	$1,961
Accrued expenses and other current liabilities	20,108	19,917	19,917
Deferred revenue	1,239	—	—

Total current liabilities	24,868	21,878	21,878
Warrant liability	364	344	987
Deferred rent, noncurrent	1,426	1,329	1,329

Total liabilities	26,658	23,551	24,194

Commitments and contingencies (Note 8)
Series A convertible preferred stock, $0.001 par value; 2,304,815 shares authorized, issued and outstanding at December 31, 2019 and March 31, 2020 (liquidation preference of $4,801 at December 31, 2019 and March 31, 2020); no shares issued or outstanding, pro forma at March 31, 2020	4,656	4,656	—
Series B-1 convertible preferred stock, $0.001 par value; 14,921,676 shares authorized, issued and outstanding at December 31, 2019 and March 31, 2020 (liquidation preference of $18,942 at December 31, 2019 and March 31, 2020); no shares issued or outstanding, pro forma at March 31, 2020	20,907	20,907	—
Series B-2 convertible preferred stock, $0.001 par value; 8,790,249 shares authorized, issued and outstanding at December 31, 2019 and March 31, 2020 (liquidation preference of $10,626 at December 31, 2019 and March 31, 2020); no shares issued or outstanding, pro forma at March 31, 2020	12,272	12,272	—
Series D redeemable convertible preferred stock, $0.001 par value; 53,593,440 shares authorized, issued and outstanding at December 31, 2019 and March 31, 2020 (liquidation preference of $100,296 and $102,232 at December 31, 2019 and March 31, 2020, respectively); no shares issued or outstanding, pro forma at March 31, 2020	100,296	102,232	—
Stockholders’ equity:
Series C convertible preferred stock, $0.001 par value; 6,452,619 shares authorized, issued and outstanding at December 31, 2019 and March 31, 2020; no shares issued or outstanding, pro forma at March 31, 2020	385	385	—
Common stock, $0.001 par value; 138,000,000 shares authorized at December 31, 2019 and March 31, 2020; 2,250,696 and 2,548,433 shares issued and outstanding at December 31, 2019 and March 31, 2020, respectively; 25,014,840 shares issued and 24,905,998 shares outstanding, pro forma at March 31, 2020	2	2	24
Enterprise junior stock, $0.001 par value; 12,520,978 and 12,081,952 shares authorized at December 31, 2019 and March 31, 2020, respectively, 2,926,851 and 2,824,217 shares issued at December 31, 2019 and March 31, 2020, respectively, 2,597,091 and 2,635,430 shares outstanding at December 31, 2019 and March 31, 2020, respectively; no shares issued or outstanding, pro forma at March 31, 2020	3	3	—
Additional paid-in capital	1,116	2,341	142,131
Retained earnings	16,740	26,034	26,034

Total stockholders’ equity	18,246	28,765	168,189

Total liabilities, redeemable convertible and convertible preferred stock and stockholders’ equity	$183,035	$192,383	$192,383

The accompanying notes are an integral part of these condensed consolidated financial statements.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Condensed Consolidated Statements of Operations and Comprehensive Income

(in thousands, except share and per share data)

(unaudited)

	THREE MONTHS ENDED MARCH 31,
	2019	2020
Collaboration revenue	$72,009	$—
Operating expenses:
Research and development	28,650	23,210
General and administrative	4,918	8,933
Restructuring charges	4,226	83

Total operating expenses	37,794	32,226

Income (loss) from operations	34,215	(32,226)
Other income:
Gain on Hit Discovery divestiture	—	23,312
Interest income	1,197	641
Other income, net	301	18

Total other income, net	1,498	23,971

Income (loss) before taxes	35,713	(8,255)

Income tax expense (benefit)	108	(19,485)

Net income and comprehensive income	$35,605	$11,230

Preferred return on Series A convertible preferred shares	(113)	—
Accretion of preferred return on Series B redeemable convertible preferred shares	(1,075)	—
Accretion of cumulative dividends on Series D redeemable convertible preferred stock	—	(1,936)
Distribution to holders of Series A convertible preferred shares, Series B and Series C1 redeemable convertible preferred shares in excess of accrued preferred return	(11,347)	—
Undistributed earnings allocable to participating securities	(17,389)	(3,456)

Net income allocable to shares of Common 1, basic	$5,681

Change in fair value attributable to warrants to purchase Series B redeemable convertible preferred shares	(310)

Net income allocable to shares of Common 1, diluted	$5,371

Net income allocable to shares of common stock, basic		$5,838

Change in fair value attributable to warrants to purchase Series B-3 convertible preferred stock		(20)
Accretion of cumulative dividends on Series D redeemable convertible preferred stock		1,936

Net income allocable to shares of common stock, diluted		$7,754

Net income per share of Common 1:
Basic	$2.23

Diluted	$2.08

Net income per share of common stock:
Basic		$2.29

Diluted		$0.36

Weighted-average shares of Common 1 outstanding:
Basic	2,547,924

Diluted	2,584,814

Weighted-average shares of common stock outstanding:
Basic		2,548,079

Diluted		21,392,760

Pro forma net income per share of common stock:
Basic		$0.45

Diluted		$0.42

Pro forma weighted-average shares of common stock outstanding:
Basic		24,895,966

Diluted		26,706,352

The accompanying notes are an integral part of these condensed consolidated financial statements.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Condensed Consolidated Statements of Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands, except share data)

(unaudited)

	SERIES B REDEEMABLE CONVERTIBLE PREFERRED SHARES		SERIES C1 REDEEMABLE CONVERTIBLE PREFERRED SHARES		SERIES A CONVERTIBLE PREFERRED STOCK		SERIES B-1 CONVERTIBLE PREFERRED STOCK		SERIES B-2 CONVERTIBLE PREFERRED STOCK		SERIES D REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES A CONVERTIBLE PREFERRED SHARES
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2018	23,711,925	$56,453	6,357,260	$10,000	—	$—	—	$—	—	$—	—	$—	2,304,815	$5,550
Cumulative effect adjustment for adoption of Topic 606	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of warrant to purchase Series C1 redeemable convertible preferred shares	—	—	95,359	535	—	—	—	—	—	—	—	—	—	—
Distribution to holders of redeemable convertible and convertible preferred shares	—	(29,065)	—	(10,150)	—	—	—	—	—	—	—	—	—	(867)
Reclassification of Series C1 redeemable convertible preferred shares to permanent equity	—	—	(6,452,619)	(385)	—	—	—	—	—	—	—	—	—	—
Accretion of preferred return on Series B redeemable convertible preferred shares	—	1,075	—	—	—	—	—	—	—	—	—	—	—	—
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at March 31, 2019	23,711,925	$28,463	—	$—	—	$—	—	$—	—	$—	—	$—	2,304,815	$4,683

Balance at December 31, 2019	—	$—	—	$—	2,304,815	$4,656	14,921,676	$20,907	8,790,249	$12,272	53,593,440	$100,296	—	$—
Accretion of cumulative dividends on Series D redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	—	—	1,936	—	—
Exercise of options to purchase common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Condensed Consolidated Statements of Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(Continued)

(in thousands, except share data)

(unaudited)

	SERIES B REDEEMABLE CONVERTIBLE PREFERRED SHARES		SERIES C1 REDEEMABLE CONVERTIBLE PREFERRED SHARES		SERIES A CONVERTIBLE PREFERRED STOCK		SERIES B-1 CONVERTIBLE PREFERRED STOCK		SERIES B-2 CONVERTIBLE PREFERRED STOCK		SERIES D REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES A CONVERTIBLE PREFERRED SHARES
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Exercise of warrant to purchase common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at March 31, 2020	—	$—	—	$—	2,304,815	$4,656	14,921,676	$20,907	8,790,249	$12,272	53,593,440	$102,232	—	$—
Conversion of redeemable convertible and convertible preferred stock into common stock	—	—	—	—	(2,304,815)	(4,656)	(14,921,676)	(20,907)	(8,790,249)	(12,272)	(53,593,440)	(102,232)	—	—
Conversion of enterprise junior stock into common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of warrants to purchase convertible preferred stock into warrants to purchase common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Pro forma balance at March 31, 2020	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Condensed Consolidated Statements of Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands, except share data)

(unaudited)

	SERIES C1 REDEEMABLE CONVERTIBLE PREFERRED SHARES		SERIES C CONVERTIBLE PREFERRED STOCK		COMMON 1		COMMON STOCK		ENTERPRISE JUNIOR STOCK		ADDITIONAL PAID-IN CAPITAL	(ACCUMULATED DEFICIT) RETAINED EARNINGS	TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2018	—	$—	—	$—	1,953,442	$229	—	$—	—	$—	$—	$(54,648)	$(48,869)
Cumulative effect adjustment for adoption of Topic 606	—	—	—	—	—	—	—	—	—	—	—	116,157	116,157
Exercise of warrant to purchase Series C1 redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution to holders of redeemable convertible and convertible preferred shares	—	—	—	—	—	—	—	—	—	—	—	(3,918)	(4,785)
Reclassification of Series C1 redeemable convertible preferred shares to permanent equity	6,452,619	385	—	—	—	—	—	—	—	—	—	—	385
Accretion of preferred return on Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	—	—	(1,075)	(1,075)
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	764	764
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	—	35,605	35,605

Balance at March 31, 2019	6,452,619	$385	—	$—	1,953,442	$229	—	$—	—	$—	$—	$92,885	$98,182

Balance at December 31, 2019	—	$—	6,452,619	$385	—	$—	2,250,696	$2	2,597,091	$3	$1,116	$16,740	$18,246
Accretion of cumulative dividends on Series D redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	—	—	(1,936)	(1,936)
Exercise of options to purchase common stock	—	—	—	—	—	—	496	—	—	—	3	—	3
Exercise of warrant to purchase common stock	—	—	—	—	—	—	297,241	—	—	—	12	—	12
Equity-based compensation	—	—	—	—	—	—	—	—	38,339	—	1,210	—	1,210
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	—	11,230	11,230

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Condensed Consolidated Statements of Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(Continued)

(in thousands, except share data)

(unaudited)

	SERIES C1 REDEEMABLE CONVERTIBLE PREFERRED SHARES		SERIES C CONVERTIBLE PREFERRED STOCK		COMMON 1		COMMON STOCK		ENTERPRISE JUNIOR STOCK		ADDITIONAL PAID-IN CAPITAL	(ACCUMULATED DEFICIT) RETAINED EARNINGS	TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at March 31, 2020	—	$—	6,452,619	$385	—	$—	2,548,433	$2	2,635,430	$3	$2,341	$26,034	$28,765
Conversion of redeemable convertible and convertible preferred stock into common stock	—	—	(6,452,619)	(385)	—	—	20,349,223	20	—	—	140,432	—	140,067
Conversion of enterprise junior stock into common stock	—	—	—	—	—	—	2,008,342	2	(2,635,430)	(3)	1	—	—
Conversion of warrants to purchase convertible preferred stock into warrants to purchase common stock	—	—	—	—	—	—	—	—	—	—	(643)	—	(643)

Pro forma balance at March 31, 2020	—	$—	—	$—	—	$—	24,905,998	$24	—	$—	$142,131	$26,034	$168,189

The accompanying notes are an integral part of these condensed consolidated financial statements.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	THREE MONTHS ENDED MARCH 31,
	2019	2020
Cash flows from operating activities
Net income	$35,605	$11,230
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	855	543
Equity-based compensation	764	1,210
Change in fair value of warrant liability	(310)	(20)
Accretion of marketable securities	(412)	(27)
Gain on Hit Discovery divestiture	—	(23,312)
Interest income on future cash payments from Integral Health	—	(117)
Changes in operating assets and liabilities:
Decrease in accounts receivable	79,244	227
Decrease (increase) in income taxes receivable	42	(19,486)
Decrease (increase) in prepaid expenses and other current assets	763	(1,192)
(Decrease) in accounts payable	(4,198)	(1,420)
(Decrease) in accrued expenses and other current liabilities	(5,430)	(958)
Increase in income taxes payable	65	—
(Decrease) in deferred rent, noncurrent	(80)	(97)
(Decrease) in deferred revenue, current and noncurrent	(71,188)	—

Net cash provided by (used in) operating activities	35,720	(33,419)

Cash flows from investing activities
Purchases of held-to-maturity marketable securities	(106,583)	(32,080)
Proceeds from maturity of marketable securities	45,500	—
Purchases of property and equipment	(367)	(78)
Net proceeds from Hit Discovery divestiture	—	2,840

Net cash (used in) investing activities	(61,450)	(29,318)

Cash flows from financing activities
Distribution to holders of redeemable convertible and convertible preferred shares	(28,389)	—
Proceeds from exercise of warrant to purchase Series C1 redeemable convertible preferred shares	150	—
Proceeds from exercise of options to purchase common stock	—	3
Proceeds from exercise of warrant to purchase common stock	—	12
Payment of issuance costs on Series D redeemable convertible preferred stock	—	(239)
Payment of deferred offering costs	—	(11)

Net cash (used in) financing activities	(28,239)	(235)

Net (decrease) in cash, cash equivalents and restricted cash	(53,969)	(62,972)
Cash, cash equivalents and restricted cash, beginning of the year	84,064	173,796

Cash, cash equivalents and restricted cash, end of the year	$30,095	$110,824

Supplemental disclosure of non-cash activities:
Accretion of preferred return and cumulative dividends on preferred securities	$1,075	$1,936
Deferred issuance costs on Series D redeemable convertible preferred stock in accruals	$—	$20
Deferred offering costs in accounts payable and accrued expenses and other current liabilities	$—	$1,025
Installment Receivable, current and noncurrent, in prepaid expenses and other current assets and other assets (Note 15)	$—	$12,710
Equity Consideration in other assets (Note 15)	$—	$10,000
Unpaid distribution to holders of redeemable convertible and convertible preferred shares in accrued expenses and other current liabilities	$15,611	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 1—Organization and Nature of Business

On October 2, 2019, Forma Therapeutics Holdings, LLC, a Delaware limited liability company formed in December 2011, was reorganized into Forma Therapeutics Holdings, Inc. (the “Reorganization”). As part of the Reorganization, all redeemable convertible and convertible preferred shares and Common 1 shares of Forma Therapeutics Holdings, LLC issued and outstanding immediately prior to the Reorganization was exchanged for shares of capital stock of the same class and/or series of Forma Therapeutics Holdings, Inc. on a one-for-one basis, with the significant rights and preferences of the securities held before and after the Reorganization being substantially the same. Previously outstanding vested and unvested enterprise incentive shares were exchanged for an equal number of vested and unvested shares of enterprise junior stock, respectively. The unvested enterprise junior stock was issued with the same vesting terms as the unvested enterprise incentive shares held immediately prior to the Reorganization. Outstanding warrants were exchanged on a one-for-one basis with the same exercise price and substantially the same terms of the outstanding warrants held immediately before the Reorganization.

Upon consummation of the Reorganization, the historical consolidated financial statements of Forma Therapeutics Holdings, LLC became the historical consolidated financial statements of Forma Therapeutics Holdings, Inc., the entity whose shares are being offered in this offering. For purposes of these condensed consolidated financial statements, “the Company” refers to Forma Therapeutics Holdings, LLC prior to the Reorganization and Forma Therapeutics Holdings, Inc. after the Reorganization.

Liquidity and Going Concern

The Company is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics to transform the lives of patients with rare hematologic diseases and cancers. The Company is building a pipeline of therapeutics with a focus on these areas and has devoted substantially all of its resources to the research and development of its drug development efforts, comprised of research and development, manufacturing, conducting clinical trials, protecting its intellectual property and general and administrative functions relating to these operations. The future success of the Company is dependent on its ability to develop its product candidates and ultimately upon its ability to attain sustained profitable operations through commercialization of products.

The Company is subject to risks common to companies in the biotechnology industry, including but not limited to, the need for additional capital, risks of failure of preclinical studies and clinical trials, the need to obtain marketing approval and reimbursement for any drug product candidate that it may identify and develop, the need to successfully commercialize and gain market acceptance of its product candidates, dependence on key personnel, protection of proprietary technology, compliance with government regulations, development of technological innovations by competitors, reliance on third-party manufacturers and the ability to transition from pilot-scale production to large-scale manufacturing of products.

As of March 31, 2020, the Company had $142.4 million of cash, cash equivalents and marketable securities. To date, the Company has primarily financed its operations through license and collaboration agreements and the sale of preferred shares and preferred stock to outside investors. The Company has experienced significant negative cash flows from operations during the twelve months ended December 31, 2019 and three months ended March 31, 2020. The Company does not expect to experience any significant positive cash flows from its existing collaboration agreements and does not expect to have any product revenue in the near term. The Company expects to incur substantial operating losses and negative cash flows from operations for the foreseeable future as it continues to invest significantly in research and development of its programs. As a result, there is a significant degree of uncertainty as to how long its existing cash, cash equivalents and marketable securities will be sufficient to fund its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these condensed consolidated financial statements are issued.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

The Company is seeking to complete an initial public offering (“IPO”) of its common stock to provide additional funding for its operations. In the event an IPO is not consummated, the Company may be required to obtain additional funding whether through future collaboration agreements, private or public offerings, debt or a combination thereof and such additional funding may not be available on terms the Company finds acceptable or favorable. There is inherent uncertainty associated with these fundraising activities and they are not considered probable. If the Company is unable to obtain sufficient capital to continue to advance its programs, the Company would be forced to delay, reduce or eliminate its research and development programs and any future commercialization efforts. Accordingly, the Company’s plans do not alleviate substantial doubt of its ability to continue as a going concern for a period of at least one year after the date these condensed consolidated financial statements are issued.

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The condensed consolidated financial statements prior to the Reorganization include the accounts of Forma Therapeutics Holdings, LLC and its wholly owned subsidiaries. The condensed consolidated financial statements subsequent to the Reorganization include the accounts of Forma Therapeutics Holdings, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The Company has prepared the accompanying condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures generally included in financial statements in conformity with GAAP have been condensed or omitted in accordance with such rules and regulations. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standard Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements included elsewhere in this prospectus. Since the date of such audited consolidated financial statements, there have been no changes to the Company’s significant accounting policies except as noted below.

Unaudited Interim Condensed Consolidated Financial Statements

The accompanying condensed consolidated balance sheet as of March 31, 2020 and the condensed consolidated statements of operations and comprehensive income, condensed consolidated statements of cash flows and condensed consolidated statements of redeemable convertible and convertible preferred stock and stockholders’ equity (deficit) as of and for the three months ended March 31, 2019 and 2020 are unaudited. The financial data and other information contained in the notes thereto as of and for the three months ended March 31, 2019 and 2020 are also unaudited. The condensed consolidated balance sheet data as of December 31, 2019 was derived from the Company’s audited consolidated financial statements included elsewhere in this prospectus.

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements as of and for the year ended December 31, 2019, and, in the opinion of management, reflect all adjustments necessary, all of which were normal and recurring, for the fair statement of the Company’s financial position as of March 31, 2020, and the results of operations and cash flows for the three months ended March 31, 2019 and 2020. These unaudited condensed consolidated financial statements should be

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2019, and the notes thereto, included elsewhere in this prospectus.

Unaudited Pro Forma Financial Information

Upon closing of a qualified public offering (as defined in the Company’s Amended and Restated Certificate of Incorporation, the “Amended Certificate of Incorporation”): (i) all of the Company’s outstanding shares of redeemable convertible and convertible preferred stock will automatically convert into shares of common stock; (ii) all outstanding shares of vested and unvested enterprise junior stock will automatically convert into shares of common stock and restricted common stock, respectively, with the same vesting terms; and (iii) all outstanding warrants to purchase shares of convertible preferred stock will automatically convert into warrants to purchase shares of common stock. The accompanying pro forma condensed consolidated balance sheet and condensed consolidated statements of redeemable convertible and convertible preferred stock and stockholders’ equity (deficit) as of March 31, 2020 have been prepared as if the proposed public offering had occurred on March 31, 2020 to give effect to: (i) the automatic conversion of all outstanding shares of redeemable convertible and convertible preferred stock into shares of common stock; (ii) the automatic conversion of all outstanding shares of vested and unvested enterprise junior stock into shares of common stock and restricted common stock, respectively; and (iii) the automatic conversion of the outstanding warrants to purchase shares of convertible preferred stock into warrants to purchase shares of common stock.

The unaudited pro forma basic net income per share in the accompanying condensed consolidated statements of operations and comprehensive income for the three months ended March 31, 2020 have been computed to give effect to: (i) the automatic conversion of all outstanding shares of redeemable convertible and convertible preferred stock into shares of common stock; (ii) the automatic conversion of all outstanding shares of vested and unvested enterprise junior stock into shares of common stock and restricted stock, respectively; and (iii) the automatic conversion of the warrants to purchase convertible preferred stock into warrants to purchase shares of common stock. The unaudited pro forma diluted net income per share in the accompanying condensed consolidated statements of operations and comprehensive income for the three months ended March 31, 2020 includes the impact of the pro forma adjustments in the calculation of unaudited pro forma basic net income per share, plus the effect of potential common stock to the extent they are dilutive. The unaudited pro forma basic net income per share for the three months ended March 31, 2020 was computed using the weighted-average number of shares of common stock outstanding during the period, including the pro forma effect of the conversion of all outstanding shares of redeemable convertible and convertible preferred stock and enterprise junior stock into shares of common stock, as if the Company’s proposed public offering had occurred on the later of January 1, 2020 or the date the equity instrument was issued or vested, as applicable. The unaudited pro forma diluted net income per share for the three months ended March 31, 2020 was computed using the pro forma weighted-average number of shares of common stock outstanding used to calculate unaudited pro forma basic net income per share, plus the weighted-average effect of dilutive stock options and restricted stock. The unaudited pro forma net income per share does not include the shares expected to be sold or related proceeds to be received in the proposed public offering (see Note 12).

For purposes of determining the conversion ratio for the enterprise junior stock and the fair value of the warrant liability of the warrants to purchase common stock, as converted from warrants to purchase Series B-3 convertible preferred stock upon an IPO in the unaudited pro forma information, the Company utilized the fair value per share of common stock based on an initial public offering price equal to the midpoint of the estimated price range.

Cash, Cash Equivalents and Restricted Cash

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less at acquisition date to be cash equivalents.

Amounts in restricted cash consist of a security deposit and a letter of credit, both of which secure the Company’s respective office spaces. Pursuant to the Hit Discovery divestiture in March 2020, and the assignment and

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

assumption of the Company’s Branford, CT lease to Integral Health, the security deposit restricted as of December 31, 2019 was transferred to Integral Health (see Note 15). Restricted cash is included in other assets on the condensed consolidated balance sheets. The following table reconciles cash, cash equivalents and restricted cash as of March 31, 2019 and 2020 to the condensed consolidated statements of cash flows (in thousands):

	MARCH 31,
	2019	2020
Cash and cash equivalents	$29,479	$110,329
Restricted cash	616	495

Total cash, cash equivalents and restricted cash as shown in the condensed consolidated statements of cash flows	$30,095	$110,824

As of March 31, 2020, cash equivalents included $45.7 million of U.S. Government securities with an original term of less than 90 days stated at amortized cost. The Company did not hold any such securities as of December 31, 2019.

Comprehensive Income

Comprehensive income includes net income as well as other changes in stockholders’ equity that result from transactions and economic events other than those with the equity holders. There was no difference between net income and comprehensive income presented in the accompanying condensed consolidated financial statements for the three months ended March 31, 2019 and 2020.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction to additional paid-in capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the condensed consolidated statements of operations and comprehensive income. As of March 31, 2020, the Company incurred deferred offering costs of $1.0 million which were recorded in other assets. The Company incurred no deferred offering costs as of December 31, 2019.

Equity-Based Compensation

The Company accounts for equity awards, including grants of enterprise incentive shares, enterprise junior stock and stock options, in accordance with ASC 718, Compensation – Stock Compensation (“Topic 718”). Topic 718 requires all equity-based payments to employees, which includes grants of employee equity awards, to be recognized in the condensed consolidated statements of operations and comprehensive income based on their grant date fair values. The Company recognizes equity-based compensation expense for any non-employee awards consistent with equity awards issued to employees. As it relates to both employee and non-employee equity awards, the Company has elected to account for forfeitures as they occur.

Under the probability-weighted expected returns method (“PWERM”), the value of an enterprise, and its underlying common securities, are estimated based on an analysis of future values for the enterprise, assuming various outcomes. The value of the common securities is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes and the rights of each class of equity. The future values of the common securities under the various outcomes are discounted back to the valuation date at an appropriate risk-adjusted discount rate and then probability weighted to determine the value for the common securities.

The option pricing method (“OPM”) treats common securities and preferred securities as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred securities. Under

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

this method, the common securities have value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event. The Black-Scholes model is used to price the call option, and the model includes assumptions for the time to liquidity and the volatility of equity value.

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios.

Valuations performed in the year ended December 31, 2019 used a hybrid of the PWERM and OPM when allocating the Company’s enterprise value to classes of securities.

When using the hybrid method, the Company assumed two scenarios: an IPO scenario and a remain-private scenario. The IPO scenario estimated an equity value based on the guideline public company method under a market approach. The guideline public companies considered for this scenario consist of biopharmaceutical companies with recently completed initial public offerings. The Company converted the estimated future value in an IPO to present value using a risk-adjusted discount rate. The equity value for the remain-private scenario was estimated using the discounted cash flow method or by back-solving to the price of a recently issued preferred security. In the remain-private scenario, value is allocated to the Company’s equity securities using the OPM. In the OPM, volatility is estimated based on the trading histories of selected guideline public companies. The relative probability of each scenario was determined based on an assessment of then-current market conditions and the Company’s expectations as to timing and prospects of an IPO.

For the three months ended March 31, 2020, the Company used a PWERM with four scenarios: an IPO, a delayed IPO, a sale of the Company and a remain private scenario. In the IPO and sale scenarios, the Company estimated an equity value based on the guideline public company method under a market approach. The guideline public companies consist of biopharmaceutical companies with recently completed initial public offerings. For the remain private scenario, the Company back-solved to the price of a recently issued preferred security. The Company converted its estimated future value in each scenario to present value using a risk-adjusted discount rate. The relative probability of each scenario was determined based on an assessment of then-current market conditions.

Where appropriate, the Company applied a discount for lack of marketability to the value indicated for the common securities.

There are significant judgments and estimates inherent in the determination of the fair value of the common securities. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold shares of preferred securities, the superior rights and preferences of securities senior to the common securities at the time of, and the likelihood of, achieving a liquidity event, such as an IPO or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of common securities at each valuation date.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model, which uses as inputs the estimated fair value of common securities, and certain management estimates, including the expected stock price volatility, the expected term of the award, the risk-free rate, and expected dividends. Expected volatility is calculated based on reported volatility data for a representative group of publicly traded companies for which historical information is available. The Company selects companies with comparable characteristics with historical share price information that approximates the expected term of the equity-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of the stock options. The Company will continue to apply this method until a sufficient amount of historical information regarding the volatility of its stock price becomes available. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. The Company uses the simplified method, under which the

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

expected term is presumed to be the midpoint between the vesting date and the end of the contractual term. The Company utilizes this method due to lack of historical exercise data. The expected dividend yield is assumed to be zero as the Company has no current plans to pay any dividends on common stock.

The Company estimates the fair value of enterprise incentive shares and enterprise junior stock using the OPM. The OPM treats these awards as call options on the equity value of the entity, with exercise prices based on the thresholds at which the allocation amount to the various holders of the entity’s equity securities change. Under this approach, the enterprise incentive shares and enterprise junior stock have value only when funds available for distribution to equity holders exceeds the value of the respective thresholds over which the related class of equity participates at the time of the liquidity event. Enterprise incentive shares and enterprise junior stock are considered to be call options on the enterprise value remaining immediately after the immediately preceding threshold has been paid. The OPM uses the Black-Scholes option pricing model to price the call options with the fair values as a function of the current fair value of the entity and certain assumptions such as the timing of a potential liquidity event and volatility of the underlying security.

For awards with service-based vesting conditions, the Company recognizes equity-based compensation expense on a straight-line basis over the vesting period. For awards subject to performance conditions, the Company recognizes equity-based compensation expense using an accelerated recognition method over the remaining service period when the Company determines the achievement of the performance condition is probable. The Company classifies equity-based compensation expense in its condensed consolidated statements of operations and comprehensive income consistent with the classification of the award recipient’s compensation expense.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements on the rollforward of Level 3 fair value measurements, timing of liquidation of investments in certain entities that calculate net asset value, and measurement uncertainty. The Company adopted ASU 2018-13 effective January 1, 2020. The implementation of this standard did not have a material impact on the Company’s condensed consolidated financial statements and disclosures.

Note 3—Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	FAIR VALUE MEASUREMENTS AT THE REPORTING DATE USING
	DECEMBER 31, 2019	QUOTED PRICES IN ACTIVE MARKETS USING IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Assets—Cash equivalents
Money market funds	$56,930	$56,930	$—	$—

Total	$56,930	$56,930	$—	$—

Liabilities
Warrant liability	$364	$—	$—	$364

Total	$364	$—	$—	$364

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

	FAIR VALUE MEASUREMENTS AT THE REPORTING DATE USING
	MARCH 31, 2020	QUOTED PRICES IN ACTIVE MARKETS USING IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Assets—Cash equivalents
Repurchase agreements	$25,000	$—	$25,000	$—
Money market funds	37,638	37,638	—	—

Total	$62,638	$37,638	$25,000	$—

Liabilities
Warrant liability	$344	$—	$—	$344

Total	$344	$—	$—	$344

During the twelve months ended December 31, 2019 and three months ended March 31, 2020 there were no transfers into or out of Level 3.

The warrant liability balance is comprised of three warrants to purchase an aggregate of 299,999 shares of Series B-3 convertible preferred stock as of December 31, 2019 and March 31, 2020. The value for the warrant liability balance is based on a Black-Scholes option pricing model using significant inputs not observable in the market which represents a Level 3 measurement within the fair value hierarchy. Gains and losses on remeasurement of Level 3 securities are included in other income, net on the condensed consolidated statements of operations and comprehensive income.

The following assumptions were used to determine the fair value of the warrants to purchase Series B-3 convertible preferred stock:

	DECEMBER 31, 2019	MARCH 31, 2020
Risk-free interest rate	1.73%	0.4%
Expected term (in years)	5.5	5.3
Expected volatility	71.1%	72.6%
Expected dividend yield	0.0%	0.0%
Fair value per share of underlying Series B-3 convertible preferred stock	$1.40	$1.46

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

The following table provides a summary of changes in fair value of the Level 3 warrant liability (in thousands):

WARRANT LIABILITY
Balance at December 31, 2018	$1,711
Exercise of warrant to purchase Series C1 redeemable convertible shares	(385)
Change in fair value	(310)

Balance at March 31, 2019	$1,016

Balance at December 31, 2019	$364
Change in fair value	(20)

Balance at March 31, 2020	$344

Note 4—Marketable Securities

The following table presents the carrying amounts and estimated fair values of financial instruments not measured at fair value in the condensed consolidated balance sheets as they are considered held-to-maturity securities. The fair value of marketable securities is determined using observable inputs, such as quoted prices in active markets for similar assets or quoted prices in markets that are not active for identical or similar assets and would be classified as Level 2.

The Company’s investments by type consisted of the following (in thousands):

	MARCH 31, 2020
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Assets
U.S. Government securities	$32,107	$112	$—	$32,219

Total	$32,107	$112	$—	$32,219

As marketable securities are considered held-to-maturity, the unrealized losses are not recorded within the condensed consolidated financial statements. The Company had no marketable securities as of December 31, 2019.

Note 5—Prepaid Expenses and Other Current Assets

Prepaid and other current assets consisted of the following (in thousands):

	DECEMBER 31,	MARCH 31,
	2019	2020
Prepaid expenses	$3,258	$3,285
Interest receivable	56	104
Installment Receivable (Note 15)	—	10,723

	$3,314	$14,112

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 6—Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	DECEMBER 31,	MARCH 31,
	2019	2020
Computer and office equipment	$2,386	$2,150
Software	2,583	2,442
Lab equipment	16,377	5,346
Furniture and fixtures	470	377
Leasehold improvements	3,391	3,391

	25,207	13,706
Less: Accumulated depreciation	(20,105)	(11,467)

	$5,102	$2,239

Pursuant to the Hit Discovery divestiture, the Company sold equipment with a net carrying value of $2.4 million to Integral Health (see Note 15).

Depreciation and amortization expense related to property and equipment for the three months ended March 31, 2019 and 2020 totaled $0.9 million and $0.5 million, respectively.

Note 7—Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	DECEMBER 31,	MARCH 31,
	2019	2020
Employee compensation	$6,681	$3,145
Professional and consulting services	1,540	3,027
Research and development related accruals	11,005	12,997
Other current liabilities	882	748

	$20,108	$19,917

Note 8—Commitments and Contingencies

Operating Lease Commitments

The Company’s operating lease activity is primarily comprised of noncancelable facilities leases for office and laboratory space in Watertown, MA and Branford, CT. The Company’s Watertown, MA lease is with a landlord who is an investor and related party of the Company. As amended on September 30, 2017, the lease is subject to annual increases to base rent over a term expiring in January 2024. The lease included a tenant improvement allowance of $0.5 million, of which the Company has used the entire allowance. The lease terms provide for one five-year extension term with base rent calculated on the then-market rate. The lease is secured by a letter of credit of $0.5 million that is classified in other assets on the condensed consolidated balance sheets. The Company records rent expense for the Watertown, MA lease on a straight-line basis accounting for the amortization of the tenant improvement allowance and the deferred rent credit as of the amendment date as reductions to rent expense.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

Pursuant to the Hit Discovery divestiture, the Company’s Branford, CT lease was assigned to and assumed by Integral Health. Integral Health will pay the landlord rental amounts due under the lease including minimum lease payments of $0.6 million, $0.8 million, $0.8 million and $0.8 million for the nine months ended December 31, 2020 and the twelve months ended December 31, 2021, 2022 and 2023, respectively. The Company remains jointly and severally liable for the remaining lease payments under the lease. In the event Integral Health does not make payments under the lease, the Company would be expected to pursue available remedies under the Asset Purchase Agreement (the “Agreement”) executed pursuant to the sale (see Note 15).

Rent expense for the three months ended March 31, 2019 and 2020 was approximately $0.7 million and $0.7 million, respectively.

Future minimum lease payments under the operating leases, including the Branford, CT lease for which the Company remains jointly and severally liable, as of March 31, 2020 were as follows (in thousands):

MINIMUM LEASE PAYMENTS
2020 (excluding the three months ended March 31, 2020)	$2,236
2021	3,045
2022	3,113
2023	3,182
2024	197

$11,773

Guarantees and Indemnification Obligations

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses and costs incurred by the indemnified party, generally the Company’s customers, in connection with any patent, copyright, trade secret or other intellectual property or personal right infringement claim by any third party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. Based on historical experience and information known as of December 31, 2019 and March 31, 2020, the Company had not incurred any costs for the above guarantees and indemnities.

Note 9—Restructuring Charges

In January 2019, the Company undertook an organization realignment to reduce the Company’s cost base and simplify its business goals to focus on a wholly owned pipeline. To achieve this cost reduction, the Company reduced its headcount by approximately 40%. Restructuring charges incurred were comprised of termination benefits including expenses for severance, health benefits and outplacement services. The Company expects to pay the balance of its restructuring accrual in the remainder of 2020.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

The following table summarizes the restructuring activity during the year (in thousands):

ACCRUED RESTRUCTURING COSTS
Balance at December 31, 2018	$—
Restructuring costs incurred	4,226
Termination benefits paid	(3,143)

Balance at March 31, 2019	$1,083

Balance at December 31, 2019	$325
Restructuring costs incurred	83
Termination benefits paid	(240)

Balance at March 31, 2020	$168

Note 10—Redeemable Convertible and Convertible Preferred Stock and Stockholders’ Equity

Redeemable Convertible and Convertible Preferred Stock

Preferred stock consisted of the following (in thousands, except share data):

	DECEMBER 31, 2019
	PREFERRED STOCK AUTHORIZED	PREFERRED STOCK ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series A	2,304,815	2,304,815	$4,656	$4,801	768,195
Series B-1	14,921,676	14,921,676	20,907	18,942	3,488,407
Series B-2	8,790,249	8,790,249	12,272	10,626	2,054,993
Series B-3	299,999	—	—	—	—
Series C	6,452,619	6,452,619	385	—	1,508,503
Series D	53,593,440	53,593,440	100,296	100,296	12,529,125

	86,362,798	86,062,799	$138,516	$134,665	20,349,223

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

	MARCH 31, 2020
	PREFERRED STOCK AUTHORIZED	PREFERRED STOCK ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series A	2,304,815	2,304,815	$4,656	$4,801	768,195
Series B-1	14,921,676	14,921,676	20,907	18,942	3,488,407
Series B-2	8,790,249	8,790,249	12,272	10,626	2,054,993
Series B-3	299,999	—	—	—	—
Series C	6,452,619	6,452,619	385	—	1,508,503
Series D	53,593,440	53,593,440	102,232	102,232	12,529,125

	86,362,798	86,062,799	$140,452	$136,601	20,349,223

Common Stock

As of March 31, 2020, the Company’s Amended Certificate of Incorporation authorized the Company to issue 138,000,000 shares of $0.001 par value common stock.

In March 2020, the Company issued 297,241 shares of common stock in connection with the exercise of a common stock warrant by one of its investors, which was outstanding as of December 31, 2019. The warrant was exercised at a price per share of $0.04.

Common Stock Reserved for Future Issuances

As of March 31, 2020, the Company had reserved common stock for the conversion of outstanding preferred stock, warrants to purchase preferred stock, conversion of outstanding enterprise junior stock and the future issuance under the 2019 Equity Incentive Plan as follows:

SHARES RESERVED
For Series A Preferred Stock outstanding	768,195
For Series B-1 Preferred Stock outstanding	3,488,407
For Series B-2 Preferred Stock outstanding	2,054,993
For future issuances of Series B-3 Preferred Stock pursuant to warrants to purchase Series B-3 Preferred Stock	70,133
For Series C Preferred Stock outstanding	1,508,503
For Series D Preferred Stock outstanding	12,529,125
For exercise of stock options under the 2019 Stock Incentive Plan	5,426,881
For conversion of vested and unvested enterprise junior stock (1)	792,878

26,639,115

(1)	For purposes of determining the conversion ratio for the enterprise junior stock, the Company utilized the fair value per share of common stock of $5.48, which was based on a valuation performed as of March 15, 2020.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 11—Equity-Based Compensation

Enterprise Junior Stock

During the three months ended March 31, 2020, no awards of enterprise junior stock were granted by the Company; 38,339 shares of enterprise junior stock vested at an aggregate fair value of $0.3 million; and 102,634 shares of enterprise junior stock were forfeited. As of March 31, 2020, 12,081,952 and 2,824,217 shares were authorized and issued, respectively, of which 2,635,430 shares were outstanding. As of March 31, 2020, there was approximately $1.0 million of unrecognized equity-based compensation expense related to enterprise junior stock that is expected to be recognized over a weighted-average period of approximately 2.0 years.

Stock Options

The following table summarizes the Company’s stock option activity during the three months ended March 31, 2020:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
			(in years)	(in thousands)
Outstanding as of December 31, 2019	2,091,366	$5.05	9.9	$805
Granted	1,975,277	5.43	—	—
Exercised	(496)	5.05	—	—
Forfeited	(175,551)	5.05	—	—

Outstanding as of March 31, 2020	3,890,596	$5.24	9.6	$904

Exercisable as of March 31, 2020	289,303	$5.05	8.2	$124
Vested and expected to vest as of March 31, 2020	3,890,596	$5.24	9.6	$904

The weighted-average grant-date fair value of stock options granted during the three months ended March 31, 2020 was $3.54.

As of March 31, 2020, there was approximately $11.6 million of unrecognized equity-based compensation expense related to stock options that is expected to be recognized over a weighted-average period of approximately 3.5 years.

Stock Options Valuation

The following assumptions were used in determining the fair value of stock options, presented on a weighted average basis:

THREE MONTHS ENDED MARCH 31, 2020
Risk-free interest rate	1.50%
Expected term (in years)	6.0
Expected volatility	73.9%
Expected dividend yield	0.0%
Fair value per share of common stock	$5.43

No stock options were granted during the three months ended March 31, 2019.

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

Equity-Based Compensation Expense

Equity-based compensation expense was as follows (in thousands):

	THREE MONTHS ENDED MARCH 31,
	2019	2020
Research and development	$302	$369
General and administrative	462	841

	$764	$1,210

Enterprise incentive shares	$764	$—
Enterprise junior stock	—	231
Stock options	—	979

	$764	$1,210

Note 12—Net Income per Share and Unaudited Pro Forma Net Income per Share

Net Income per Share

The following is a reconciliation of weighted-average Common 1 shares outstanding used in calculating basic net income per share, which includes the Common 1 Warrants outstanding, to weighted-average Common 1 shares outstanding used in calculating diluted net income per share:

THREE MONTHS ENDED MARCH 31, 2019
Weighted-average Common 1 shares outstanding, basic	2,547,924
Add: Effect of dilutive securities
Series B Preferred Warrants	31,169
Series C1 Preferred Warrant	5,721

Weighted-average Common 1 shares outstanding, diluted	2,584,814

Following the Reorganization, the Company calculates net income per share based on its outstanding shares of common stock. The following is a reconciliation of weighted-average common stock outstanding used in calculating basic net income per share, which includes the Common Stock Warrant outstanding and subsequently exercised in March 2020, to weighted-average common stock outstanding used in calculating diluted net income per share:

THREE MONTHS ENDED MARCH 31, 2020
Weighted-average common stock outstanding, basic	2,548,079
Add: Effect of dilutive securities
Series B-3 Preferred Warrants	3,961
Series A Preferred Stock	768,195
Series B-1 Preferred Stock	3,488,407
Series B-2 Preferred Stock	2,054,993
Series D Preferred Stock	12,529,125

Weighted-average common stock outstanding, diluted	21,392,760

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

The following table sets forth the outstanding shares of Common 1 or common stock equivalents, presented based on amounts outstanding as of March 31, 2019 and 2020, respectively, that have been excluded from the calculation of diluted net income per share because their inclusion would have been anti-dilutive, including the redeemable convertible and convertible preferred shares and Series C Preferred Stock outstanding of March 31, 2019 and 2020, respectively, that would have been issued under the if-converted method (in shares of Common 1 or common stock equivalent shares, as applicable):

	THREE MONTHS ENDED MARCH 31,
	2019	2020
Series A Preferred Shares	768,195	—
Series B Preferred Shares	5,543,400	—
Series C1 Preferred Shares	1,508,503	—
Series C Preferred Stock	—	1,508,503
Stock options	—	3,890,596
Enterprise junior stock (1)	—	792,878

(1)	For purposes of determining the conversion ratio for the enterprise junior stock, the Company utilized the fair value per share of common stock of $5.48, which was based on a valuation performed as of March 15, 2020.

Unaudited Pro Forma Net Income per Share

Unaudited pro forma basic and diluted net income per share is calculated as follows (in thousands, except share and per share data):

THREE MONTHS ENDED MARCH 31, 2020
Numerator:
Net income allocable to shares of common stock, basic	$5,838
Accretion of cumulative dividends on Series D Preferred Stock	1,936
Undistributed earnings allocable to participating securities	3,456
Change in fair value of the warrant liability	2

Pro forma net income allocable to shares of common stock, basic and diluted	$11,232

Denominator:
Basic:
Weighted-average common stock outstanding, basic	2,548,079
Pro forma adjustment for automatic conversion of all outstanding shares of redeemable convertible and convertible preferred stock into shares of common stock	20,349,223
Pro forma adjustment for the automatic conversion of all outstanding enterprise junior stock into shares of common stock	1,998,664

Pro forma weighted-average shares of common stock outstanding, basic	24,895,966

Diluted:
Pro forma adjustment for dilutive effect of stock options	1,733,417
Pro forma adjustment for dilutive effect of restricted stock	76,969

Pro forma weighted-average shares of common stock outstanding, diluted	26,706,352

Pro forma net income per share of common stock:
Basic:	$0.45

Diluted:	$0.42

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 13—Income Taxes

Income taxes for the three months ended March 31, 2019 and 2020 have been calculated based on an estimated annual effective tax rate and certain discrete items. For the three months ended March 31, 2019 and 2020, the Company recorded an income tax expense of $0.1 million and an income tax benefit $19.5 million, respectively. The Company’s income tax expense for the three months ended March 31, 2019 was attributable to the interest on uncertain tax positions and the income tax benefit for the three months ended March 31, 2020 was related to refunds arising from the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. Among other things, the CARES Act permits corporate taxpayers to carryback net operating losses (“NOLs”) originating in 2018 through 2020 to each of the five preceding tax years. Further, the CARES Act removed the 80% taxable income limitation on utilization of those NOLs allowing corporate taxpayers to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Such changes may result in the generation of refunds of previously paid income taxes which are expected to be received over the next eighteen months. The Company anticipates filing a refund claim to carryback NOLs related to its 2018, 2019 and 2020 tax years to its 2015, 2016, 2017 and 2018 tax years for federal tax purposes which will result in an anticipated refund of $30.3 million.

Note 14—Collaboration Agreements

Celgene License Agreements

On December 28, 2018, the Company and Celgene mutually agreed to terminate all of their existing contracts, including all partially satisfied and unsatisfied obligations under such agreements (the “Termination”). Concurrently, the Company and Celgene entered into a (i) worldwide license agreement for FT-1101 for which Celgene had a license under one of its agreements prior to the Termination, and (ii) a worldwide license for USP30 being developed under the same terminated agreement which was not previously licensed prior to the Termination (the “License Agreements”). Under the License Agreements, Celgene paid the Company $77.5 million in license fees and an estimated $7.1 million in transition and transfer activities, for which Celgene ultimately paid $7.6 million (collectively, the Termination and License Agreements are referred to as the “Modified Arrangement”). The Company is eligible to receive payments of up to $30.0 million in development milestones, $150.0 million in regulatory milestones and $75.0 million in commercial milestones if such milestones are achieved by Celgene. The first eligible milestone for FT-1101 is payable upon the first patient dosed with the first licensed product comprising FT-1101 in a Phase III clinical trial. The first eligible milestone for USP30 is payable upon achievement of regulatory approval for the first licensed product comprising USP30 for first indication. Additionally, the Company will receive single-digit sales-based royalties on net sales of licensed products by Celgene.

Accounting Analysis

The Company accounted for the Modified Arrangement in accordance with ASC 606, Revenue from contracts with customers (“Topic 606”). The Company concluded the Modified Arrangement included two combined performance obligations, each comprised of a worldwide development and commercialization license to and related technology transfer activities for each compound (hereafter, referred to as the “FT-1101 Combined PO” and “USP30 Combined PO”). The transaction price of the Modified Arrangement is $232.9 million, of which $157.8 million and $75.1 million is allocated to the FT-1101 Combined PO and USP30 Combined PO, respectively, with $94.0 million of deferred revenue for the Modified Arrangement as of January 1, 2019. The Company recognizes revenue over time for each performance obligation using an input method based on a measure of cost incurred relative to total estimated cost for the technology transfer activities as this represents the most faithful depiction of progress under the contract as the costs incurred were indicative of progress achieved.

During the three months ended March 31, 2019, the Company recognized $72.0 million of revenue related to the Modified Arrangement. The Company recognized no revenue related to the Modified Arrangement during the three

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

months ended March 31, 2020 as it had satisfied all of its performance obligations under the Modified Arrangement during the year ended December 31, 2019.

Other Collaboration Agreements

In November 2010, the Company entered into an arrangement with a partner to deliver a compound library. Included in the arrangement were certain options to exclusive licenses for a defined number of library compounds. The Company determined the options represented material rights as they were exercisable for no additional consideration over the ten-year contract term. As of December 31, 2019, the Company had $1.2 million of deferred revenue related to the options. Pursuant to the Hit Discovery divestiture, the contract was assigned to and assumed by Integral Health and therefore the Company’s obligation relative to the options were released and assumed by Integral Health (see Note 15).

Summary of Contract Assets and Liabilities

The following table presents changes in the Company’s balances of contract liabilities (in thousands):

	BEGINNING OF PERIOD	ADDITIONS	DEDUCTIONS	END OF PERIOD
Three months ended March 31, 2019
Deferred revenue	$94,031	$837	$72,009	$22,859
Deferred revenue, noncurrent	$1,266	$—	$16	$1,250

	BEGINNING OF PERIOD	ADDITIONS	DEDUCTIONS	END OF PERIOD
Three months ended March 31, 2020
Deferred revenue	$1,239	$—	$1,239	$—
Deferred revenue, noncurrent	$—	$—	$—	$—

During the three months ended March 31, 2019, the Company recognized total revenues of $72.0 million, of which $71.2 million was included in deferred revenue at the beginning of the period. During the three months ended March 31, 2020, the Company recognized no revenue.

The Company had no contract asset balances as of and for the three months ended March 31, 2019 and 2020.

Note 15—Hit Discovery Divestiture

On March 16, 2020, the Company and Integral Health Inc. (“Integral Health”, previously disclosed as “NewCo”) executed an Agreement to divest select hit discovery capabilities (“Hit Discovery”, previously disclosed as “Early Discovery”). Integral Health purchased certain assets, including specified intellectual property, contracts and equipment used to conduct early stage hit identification and hit to lead discovery activities related to the identification, screening, and validation of compounds in early stage drug discovery from the Company. Additionally, certain of the Company’s employees terminated their employment with the Company and became employees of Integral Health.

In exchange, the Company is entitled to receive: $17.5 million in cash, of which $2.5 million was paid at closing, and $15.0 million is payable in installments through June 1, 2021 (the “Installment Receivable”); $0.5 million of reimbursements for expenses prepaid by the Company, the benefit of which was transferred to Integral Health; and equity consideration equal to $10.0 million of equity in Integral Health’s next financing round or, if Integral Health’s next equity financing does not occur prior to the one-year anniversary of the closing of the Agreement, a number of

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

shares of preferred stock issued in Integral Health’s previous round of equity financing prior to this Agreement equal to $10.0 million divided by the price per share paid by investors in that previous equity financing (the “Equity Consideration”). Further, if Integral Health closes a financing that meets certain minimum thresholds prior to June 1, 2021, Integral Health will pay the Company the balance of the unpaid Installment Receivable. The Company is also eligible to receive low single digit future royalties on the aggregate net sales of any products which include certain of the intellectual property sold in the transaction (“Contingent Royalty Income”).

The Company concluded that substantially all of the fair value of the gross assets sold was not concentrated in a single identifiable asset or group of similar identifiable assets based on the value of the identifiable tangible and intangible assets sold and the employees transferred as part of the transaction. The Company concluded that the asset group transferred to Integral Health constituted a business as the Company transferred inputs and processes that are capable of producing outputs. Further, the Company concluded it no longer had a controlling interest in the divested business subsequent to the transaction. The Company recognized a gain representing the difference between the fair value of the consideration received and the carrying amount of the net assets sold.

The Company concluded the Equity Consideration is not a derivative instrument pursuant to ASC 815, Derivatives and Hedging, as it cannot be net settled. The Company does not have a significant influence on the operating and financial policies of Integral Health. As a result, the Equity Consideration is accounted for under ASC 321, Equity Securities. The Company recorded the equity instrument at fair value and is applying the measurement alternative under ASC 321 such that the Company will not change the amount recorded for the equity instrument unless the Company identifies observable price changes in orderly transactions for the identical or similar investment of the same issuer or the equity instrument is otherwise deemed to be impaired. The Company concluded the fair value of the Equity Consideration is $10.0 million based on the expected value of the equity to be received.

The fair value of the Installment Receivable was calculated as the present value of future cash payments to be received from Integral Health using a discount rate of 19.0% which factors in the risks associated with an early-stage development company. The Company will use the effective interest rate to accrete the present value of the future payments to the total amount of payments to be received from Integral Health. The Company recorded the current portion of the Installment Receivable in prepaid expenses and other current assets on the Company’s condensed consolidated balance sheet as of March 31, 2020. The fair value of the Equity Consideration and the noncurrent portion of the Installment Receivable is included in other assets on the Company’s condensed consolidated balance sheet. The fair value of the Contingent Royalty Income was determined to be de minimis given the remote likelihood the Company will receive any significant future payments.

The fair value of the total consideration to be received used in calculating the gain on Hit Discovery divestiture is summarized as follows (in thousands):

FAIR VALUE
Cash consideration:
Cash due at closing	$2,961
Installment Receivable	12,593
Non-cash consideration:
Equity Consideration	$10,000

Total fair value of consideration	$25,554

FORMA THERAPEUTICS HOLDINGS, INC.

(formerly Forma Therapeutics Holdings, LLC)

Notes to Condensed Consolidated Financial Statements

(unaudited)

The carrying value of the assets and liabilities included in the sale to Integral Health are as follows (in thousands):

CARRYING AMOUNT
Assets:
Prepaid expenses and other current assets	$1,117
Property and equipment, net	2,398
Other assets	125

$3,640

Liabilities:
Accounts payable	$159
Deferred revenue	1,239

$1,398

Net assets sold	$2,242

The Company recognized a gain on Hit Discovery divestiture of $23.3 million which is presented as a separate component of other income on the Company’s condensed consolidated statement of operations and comprehensive income for the three months ended March 31, 2020.

For the three months ended March 31, 2020, the Company recorded interest income of approximately $0.1 million related to the accretion of the Installment Receivable. As of March 31, 2020, the carrying value of the Installment Receivable was $12.7 million.

Upon the execution of the Agreement, the Company accelerated the vesting of 23,317 stock options, 18,818 of which were held by employees who terminated employment with the Company as part of the transaction, in accordance with the respective award agreements. In addition, the Company modified 19,981 stock options to increase the exercise period from 90 days to one year from the date of termination for certain employees terminated in relation to the transaction. The incremental compensation expense associated with the modification was deemed immaterial. Separately, the Company recognized $0.5 million of research and development expense in the condensed consolidated statement of operations and comprehensive income for the three months ended March 31, 2020 related to a cash bonus payable as a result of the transaction.

Note 16—Subsequent Events

Reverse Stock Split

The Company’s Board of Directors and stockholders approved a one-for-4.2775 reverse stock split of the Company’s common stock that became effective on June 12, 2020, which also results in a corresponding adjustment to the outstanding shares of enterprise junior stock. All shares and per share amounts in the condensed consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split and adjustment of the preferred stock conversion ratios.

11,764,706 Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

Jefferies	SVB Leerink	Credit Suisse

Until                 , 2020 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and The Nasdaq Global Market initial listing fee.

SEC registration fee	$31,620
FINRA filing fee	$37,030
Nasdaq Global Market listing fee	$25,000
Printing and engraving expenses	$150,000
Legal fees and expenses	$1,786,000
Accounting fees and expenses	$1,000,000
Blue Sky fees and expenses (including legal fees)	$30,000
Transfer agent and registrar fees and expenses	$15,500
Miscellaneous	$25,000

Total	$3,100,150

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws to be in effect upon the closing of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

∎	any breach of the director’s duty of loyalty to us or our stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

∎	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

∎

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

∎

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance, which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their respective capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a) Issuances of Capital Stock

In December 2019, certain investors purchased an aggregate of 53,593,440 shares of our Series D preferred stock for approximately $99,999,999.76 at $1.8659 per share.

In December 2019, an investor elected to purchase 297,241 shares of our common stock pursuant to the terms of a warrant agreement at an exercise price of $0.04 per share of common stock. In March 2020, an investor elected to purchase 297,241 shares of our common stock pursuant to the terms of a warrant agreement at an exercise price of $0.04 per share of common stock.

No underwriters were involved in the foregoing sales of securities. The sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and Exercises of Stock Options

Through April 30, 2020, we have granted stock options to purchase an aggregate of 4,203,567 shares of our common stock, net of forfeitures, with exercise prices ranging from $5.05 to $5.48 per share, to certain employees, directors and consultants pursuant to the 2019 Stock Incentive Plan. Through April 30, 2020, 496 shares of common stock have been issued upon the exercise of stock options pursuant to the 2019 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

EXHIBIT NUMBER	EXHIBIT TABLE

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended and as currently in effect.

3.2	Form of Second Amended and Restated Certificate of Incorporation of the Registrant (to be effective prior to the completion of this offering).

3.3*	By-laws of the Registrant, as currently in effect.

3.4	Form of Amended and Restated By-laws (to be effective prior to the completion of this offering).

4.1*	Third Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated December 18, 2019.

4.2	Form of Specimen Common Stock Certificate.

4.3	Form of Warrant Agreement between the Registrant and ATEL Ventures, Inc.

5.1	Opinion of Goodwin Procter LLP.

10.1*#	2019 Stock Incentive Plan and forms of award agreements thereunder.

10.2#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder.

10.3#	Non-Employee Director Compensation Policy.

10.4#	Senior Executive Cash Incentive Bonus Plan.

10.5#	2020 Employee Stock Purchase Plan.

10.6#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.7*#	Lease Agreement, by and between ARE-500 Arsenal Street, LLC and Forma Therapeutics, Inc., dated May 20, 2011, as amended on July 2, 2011, January 3, 2012, May 24, 2012, July 16, 2014 and September 20, 2017.

10.8*#	Employment Agreement between the Registrant and Steven Tregay, dated October 6, 2008, as amended June 17, 2010.

10.9*#	Employment Agreement between the Registrant and Robert T. Sarisky, dated August 15, 2012.

10.10*#	Separation and Release Agreement between the Registrant and Steven Tregay, dated October 31, 2019, as revised February 25, 2020.

10.11#	Form of Amended and Restated Employment Agreement.

10.12*†	Collaboration and License Agreement by and between Forma Therapeutics, Inc. and Boehringer Ingelheim International GmbH, dated December 21, 2011.

10.13*†	License Agreement by and among the Registrant, Forma Therapeutics, Inc. and Celgene Alpine Investment Company II, LLC, dated December 28, 2018.

10.14*†	License Agreement, by and among the Registrant, Forma Therapeutics, Inc. and Celgene Alpine Investment Company II, LLC, dated December 28, 2018.

10.15*†	Asset Purchase Agreement, by and between Forma Therapeutics, Inc., Integral Health, Inc. and, solely for certain Sections, Integral Health Holdings, LLC, dated March 16, 2020.

EXHIBIT NUMBER	EXHIBIT TABLE

21.1*	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney.

*	Previously filed.
#	Indicates a management contract or compensatory plan, contract or arrangement.
†	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been submitted separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules.

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Forma Therapeutics Holdings, Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watertown, Commonwealth of Massachusetts, on the 15th day of June, 2020.

Forma Therapeutics Holdings, Inc.

By:	/s/ Frank D. Lee
Name:	Frank D. Lee
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities indicated on the 15th day of June, 2020.

SIGNATURE	TITLE

/s/ Frank D. Lee Frank D. Lee	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Todd Shegog Todd Shegog	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Timothy P. Clackson, Ph.D.	Director

* Marsha Fanucci	Director

* Michael Foley, Ph.D.	Director

* Steven E. Hall, Ph.D.	Director

* Peter Kolchinsky, Ph.D.	Director

* Paolo Paoletti, M.D.	Director

* Michal Silverberg	Director

* Peter J. Wirth, J.D.	Director

*By:	/s/ Frank D. Lee
Frank D. Lee Attorney-in-fact